Securities Act Registration No. 333-266911
Investment Act Registration No. 811-08868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No. 1	[X]

Post-Effective Amendment No.	[ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Amendment No. 44	[X]

AMERITAS LIFE INSURANCE CORP. SEPARATE ACCOUNT LLVL
Registrant

AMERITAS LIFE INSURANCE CORP.
Depositor
5900 O Street
Lincoln, Nebraska 68510
402-467-1122

MORGAN B.S. LORENZEN
Second Vice President, Assistant General Counsel
Ameritas Life Insurance Corp.
5900 O Street
Lincoln, Nebraska 68510
402-467-1122

Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

It is proposed that this filing will become effective:

[ ] immediately upon filing pursuant to paragraph (b)
[ ] on ________ pursuant to paragraph (b)
[ ] 60 days after filing pursuant to paragraph (a)(1)
[ ] on pursuant to paragraph (a)(1) of Rule 485 under the Securities Act.

If appropriate, check the following box:
[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

PROSPECTUS: [ ]
Ameritas Advisor ClearEdge VUL
Individual Flexible Premium
Variable Universal Life Insurance Policy	Ameritas Life Insurance Corp. Separate Account LLVL

If you are a new investor in the Policy, you may cancel your Policy within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive the greater of either a full refund of the amount you paid with your application minus withdrawals and loans or your total Account Value. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.

This prospectus describes the Ameritas Advisor ClearEdge VUL (the "Policy"), especially its Separate Account. The Policy is designed to help you, the Policy Owner, provide life insurance protection while having flexibility, within limits, as to the amount and timing of premium payments, the amount of the death benefit, and how you invest your Account Value. The value of your Policy will increase or decrease based on the performance of the Investment Options you choose. The amount of the death benefit can also vary as a result of investment performance.

This Policy may be available through third-party financial intermediaries who charge an investment Advisory Fee for their services. These fees are in addition to Policy fees and expenses described in this prospectus. If the Policy Owner elects to pay the investment Advisory Fees from the Account Value, this will reduce the Account Value and death benefit under the Policy by the same calculation as any other withdrawals, with the exception that the Specified Amount will not be reduced by the amount of these Advisory Fees. In addition, Advisory Fee withdrawals may be subject to federal and state income taxes and may be subject to a 10% federal tax penalty. For more information, see Advisory Fee Endorsement under OTHER BENEFITS UNDER THE POLICY, and Partial Withdrawals and Advisory Fees under SURRENDERS AND WITHDRAWALS, and TAXES.

You may allocate all or part of your Account Value among a variety of Subaccount variable Investment Options where you have the investment risk, including possible loss of principal. (The Subaccounts are listed in APPENDIX A: PORTFOLIO COMPANIES AVAILABLE UNDER THE POLICY ("APPENDIX A") section of this prospectus.)

You may also allocate all or part of your investment to a Fixed Account fixed interest rate option, where we have the investment risk and guarantee a certain return on your investment. The Fixed Account is part of our General Account and is subject to the financial strength and claims paying ability of the Company.

You may access certain documents relating to the Policy and Subaccounts electronically. Current prospectuses and reports for the Policy and Subaccounts are available on our website, and updated prospectuses are posted on or about May 1 of each year. Prospectuses may be supplemented throughout the year, and copies of all supplements are also available on our website. We post annual reports on our website shortly after March 1 each year.

We may make other documents available to you electronically through the email address that you provide to us. When electronic delivery becomes available, and upon your election to receive information online, we will notify you when a transaction pertaining to your Policy has occurred or a document impacting your Policy or the Subaccounts has been posted. In order to receive your Policy documents online you should have regular and continuous Internet access.

Please Read this Prospectus Carefully and Keep It for Future Reference.

It provides information you should consider before investing in a Policy.

Prospectuses for the portfolios that underlie the Subaccount variable Investment Options are available without charge from your sales representative or from our Service Center.

Policy guarantees, which are obligations of the General Account are subject to the financial strength and claims paying ability of the Company.

The Securities and Exchange Commission ("SEC") does not pass upon the accuracy or adequacy of this prospectus, and has not approved or disapproved the Policy. Any representation to the contrary is a criminal offense.

Additional information about certain investment products, including variable life insurance, has been prepared by the

SEC's staff and is available at investor.gov.

This prospectus may only be used to offer the Policy where the Policy may lawfully be sold.

The Policy, and certain features described in this prospectus, may not be available in all states.

No one is authorized to give information or make any representation about the Policy that is not in this prospectus. If anyone does so, you should not rely upon it as being accurate or adequate.

NOT FDIC INSURED ■ MAY LOSE VALUE ■ NO BANK GUARANTEE
Ameritas Life Insurance Corp. (Company, we, us, our, Ameritas Life, Depositor)
Service Center, P.O. Box 81889, Lincoln, Nebraska 68501 800-255-9678 ameritasdirect.com
Ameritas Advisor ClearEdge VUL	1

TABLE OF CONTENTS

Contacting Us. To have questions answered or to send additional premiums, contact your sales representative or write or call us at:

Ameritas Life Insurance Corp.

Service Center

P.O. Box 81889

Lincoln, Nebraska 68501

OR

5900 O Street

Lincoln, Nebraska 68510

Telephone: 800-255-9678

Fax: 402-467-7335

Interfund Transfer Request Fax:

402-467-7923

Email: direct@ameritas.com

Express mail packages should be sent to our street address, not our P.O. Box address.

Remember, the correct form of Written Notice "in good order" is important for us to accurately process your Policy elections and changes. Many service forms can be found when you access your account through our website. Or, call us at our toll-free number and we will send you the form you need and tell you the information we require.

Facsimile Written Notice. To provide you with timely service, we accept some Written Notices by facsimiles. However, by not requiring your original signature, there is a greater risk unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge. We are entitled to act upon facsimile signatures that reasonably appear to us to be genuine.

Make checks payable to:

"Ameritas Life Insurance Corp."

Ameritas® and the bison design are registered

service marks of Ameritas Life Insurance Corp.

DEFINED TERMS	3
KEY INFORMATION	5
OVERVIEW OF THE POLICY	6
PURPOSE OF THE POLICY
PREMIUMS
POLICY FEATURES
FEE TABLE	8
PORTFOLIO COMPANY OPERATING EXPENSES
PRINCIPAL RISKS OF INVESTING IN THE POLICY	10
THE COMPANY	12
THE SEPARATE ACCOUNT	13
PORTFOLIO COMPANIES	13
VOTING RIGHTS	13
THE FIXED ACCOUNT FIXED INTEREST RATE OPTION	14
CHARGES	14
TRANSACTION FEES
PERIODIC CHARGES OTHER THAN ANNUAL PORTFOLIO COMPANY CHARGES
OPTIONAL BENEFIT CHARGES
DISTRIBUTION COMPENSATION
POLICY LOAN
PORTFOLIO COMPANY CHARGES
GENERAL DESCRIPTION OF THE POLICY	16
THE PARTIES
STATE VARIATIONS
ALLOCATING PREMIUM
TELEPHONE TRANSACTIONS
TRANSFERS
THIRD-PARTY SERVICES
SYSTEMATIC TRANSFER PROGRAMS
GENERAL ACCOUNT
POLICY OR REGISTRANT CHANGES
DISRUPTIVE TRADING PROCEDURES
PREMIUMS	22
POLICY APPLICATION AND ISSUANCE
PREMIUM REQUIREMENTS
ACCOUNT VALUE
POLICY CHANGES
"RIGHT TO EXAMINE" PERIOD
OPTIONAL FEATURES
NONPARTICIPATING
SPECIAL ARRANGEMENTS
STANDARD DEATH BENEFITS	25
DEATH BENEFIT
NO MATURITY DATE
PAYMENT OF POLICY PROCEEDS
MISSTATEMENT OF AGE OR GENDER
SUICIDE
RELIANCE
INCONTESTABILITY
ASSIGNMENT
UNCLAIMED DEATH BENEFIT PROCEEDS
OTHER BENEFITS UNDER THE POLICY	28
SURRENDERS AND WITHDRAWALS	38
CASH SURRENDER
PARTIAL WITHDRAWAL
DELAY OF PAYMENTS OR TRANSFERS
LOANS	40
LAPSE AND REINSTATEMENT	41
LAPSE AND GRACE PERIOD
REINSTATEMENT
TAXES	41
LEGAL PROCEEDINGS	44
FINANCIAL STATEMENTS	44
DISTRIBUTION OF THE POLICY	44
APPENDIX A: PORTFOLIO COMPANIES AVAILABLE UNDER THE POLICY	45
ILLUSTRATIONS	49
STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT	49
REPORTS TO YOU	49
FINRA PUBLIC DISCLOSURE PROGRAM
Ameritas Advisor ClearEdge VUL	2

DEFINED TERMS

Defined terms, other than "we, us, our," "you and your," are shown using initial capital letters in this prospectus.

Account Value means the sum of Net Premiums paid, minus partial withdrawals, minus Policy charges, plus interest credited to the Fixed Account and the Loan Account, adjusted for gains or losses in the Subaccounts. The Account Value is comprised of amounts in the Subaccounts, the Fixed Account, and the Loan Account.

Accumulation Unit means an accounting unit of measure used to calculate the Account Value allocated to a Subaccount of the Separate Account. It is similar to a share of a mutual fund.

Advisory Fee means fees deducted from your Policy pursuant to the independent agreement you may have with a registered investment advisor. The fees deducted are used to compensate your advisor for any management of your Policy, subject to the terms you and your advisor have mutually agreed upon, and will not exceed 1.5% of the Account Value on an annualized basis.

Attained Age means the Issue Age plus the number of completed Policy years. With respect to any increase in Specified Amount, Attained Age means the Issue Age for the increase plus the number of complete years since the increase.

Beneficiary is the person(s) to whom the Death Benefit proceeds are payable upon the death of the Insured. The Beneficiary is designated by the Owner in the application. If changed, the Beneficiary is as shown in the latest change filed and recorded with us. If no Beneficiary survives the Insured, the Owner or the Owner's estate will be the Beneficiary. The interest of any Beneficiary is subject to that of any assignee.

Business Day means each day that the New York Stock Exchange is open for trading.

Cash Surrender Value means the Account Value minus any Policy Loan Balance.

Company, We, Us, Our, Ameritas Life, Depositor means Ameritas Life Insurance Corp.

Corridor Factor is the number, or fractional number, multiplied by the Account Value to determine the minimum death benefit required to maintain the Policy’s status as life insurance under Section 7702 of the Internal Revenue Code. These factors are shown on the Policy Schedule.

Fixed Account is an account that credits a fixed rate of interest guaranteed by us and is not affected by the experience of the variable Investment Options of the Separate Account. The Fixed Account is part of our General Account.

General Account is an account in which the assets of Ameritas Life Insurance Corp., are held, other than those allocated to the Separate Account or any other separate account.

Insured means the person shown on the Policy schedule upon whose life this Policy is issued. This individual's personal information determines the cost of the life insurance coverage. The Owner also may be the Insured.

Investment Options means collectively the Subaccounts and the Fixed Account. You may allocate Net Premiums and reallocate Account Value among the Investment Options.

Issue Age means the Insured’s age as of the birthday nearest to the Policy Date. With respect to any increase in Specified Amount, Issue Age means the Insured’s age as of the birthday nearest to the date of the increase.

Issue Date means the date on which the suicide and incontestability periods begin. If we have received the initial premium from you, the Issue Date will also be the date when you have life insurance coverage with us. If we have not received the initial premium from you, you WILL NOT have coverage until the date on which we receive the initial premium from you.

Lien Balance means the sum of all unpaid Policy Liens and accrued interest on Policy Liens.

Loan Account is an account we maintain for your Policy if you have a Policy loan outstanding. The Loan Account is credited with interest and is not affected by the experience of the variable Investment Options of the Separate Account. The Loan Account is part of our General Account and collateral for the Policy Loan.

Monthly Date means the same date of each month as the Policy Date.

Monthly Deduction means a charge made against the Account Value on each Monthly Date for the coverage provided by this Policy and any attached riders.

Net Amount at Risk means the death benefit on the Monthly Date, minus the Account Value on the Monthly Date, after all Monthly Deductions have been taken except for the cost of insurance.

Net Premium means the premium paid reduced by the premium charge, which will not exceed the maximum premium charge shown on the Policy schedule.

Planned Periodic Premium means a level premium you intend to pay at a fixed interval. The Planned Periodic Premium is shown on the Policy schedule.

Ameritas Advisor ClearEdge VUL	3

Policy Anniversary means the same date each year as the Policy Date.

Policy Date means the date from which Policy months, years and anniversaries are measured. The Policy Date will be determined by us unless you request a different Policy Date that we approve. If the Issue Date is after the Policy Date or we have not received the initial premium from you, you WILL NOT have life insurance coverage on the Policy Date.

Policy Loan means a loan secured by the Cash Surrender Value of your Policy. The outstanding loan will accrue interest.

Policy Loan Balance means the sum of all unpaid Policy Loans and accrued interest on Policy Loans.

Pro-Rata means allocating a dollar amount among the Investment Options in proportion to the Account Value in those Investment Options.

Right to Examine Transfer Date means 13 days after the Issue Date, or if later, the date all requirements necessary to place the Policy in force are delivered to us.

Specified Amount means a dollar amount used to determine the death benefit of your Policy. It is shown on the Policy schedule. You may increase or decrease it as provided in your Policy.

Subaccounts means the divisions within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio.

Surrender means termination of this Policy at your request for its Cash Surrender Value while the Insured is alive.

Written Notice means information we have received at Ameritas Life, Service Center, P.O. Box 81889, Lincoln, NE 68501 (or 5900 O Street, Lincoln, NE 68510), or by faxing 402-467-7335. A Written Notice must be signed by you, in good order, and on a form approved by or acceptable to us. Call us if you have questions about what form or information is required. When notice is permitted and sent to us by facsimile, we have the right to implement the request if the copied or facsimile signature appears to be a copy of your genuine original signature.

You, Your, Owner means the Owner as shown on the Policy schedule, unless changed. Ownership of this Policy may be held jointly. The Insured may or may not be the Owner.

Ameritas Advisor ClearEdge VUL	4

KEY INFORMATION

Important Information You Should Consider About the Policy

	Fees and Expenses			Location in Prospectus
Charges for Early Withdrawals

You can Surrender the Policy in full at any time for its Cash Surrender Value, or, within limits, withdraw part of the Account Value. This Policy has no Surrender charge.

We currently do not charge for early withdrawals, but may in the future charge up to $50.

FEE TABLE CHARGES PRINCIPAL RISKS OF INVESTING IN THE POLICY SURRENDERS AND WITHDRAWALS
Transaction Charges

You may also be charged for other transactions (such as when you make a premium payment or transfer Account Value between Investment Options (Transfer Fee)).

You will be charged a $14 fee for a wire transfer if you request one. The fee is deducted from the gross amount of the loan, partial withdrawal, or Surrender.

FEE TABLE CHARGES
Ongoing Fees and Expenses (annual charges)	In addition to transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits available under the Policy; such fees and expenses are set based on characteristics of the Insured (e.g., age, gender, and rating classification). There is also a monthly administration fee and a monthly specified amount charge. Please refer to your Policy Specification Page for rates and the specific fees applicable to your Policy.			FEE TABLE CHARGES
You will also bear expenses associated with the Investment Options as shown in the following table. The fees and expenses disclosed below do not reflect any Advisory Fees paid to third party financial professionals from your Account Value or other assets. If such Advisory Fees were reflected, the fees and expenses disclosed below would be higher.
	Annual Fee	Minimum	Maximum
	Before any Waivers and Reductions	0.10%	1.01%
Risks
Risk of Loss	You can lose money by investing in this Policy, including loss of your premiums (principal).			Cover Page PRINCIPAL RISKS OF INVESTING IN THE POLICY
Not a Short-Term Investment	The Policy is designed to provide lifetime insurance protection. It is not a short-term investment, and is not appropriate for an investor who needs ready access to cash. The Policy will usually be unsuitable for short-term savings or short-term life insurance needs. Due to the long-term nature of the Policy, you should consider whether purchasing the Policy is consistent with the purpose for which it is being considered.			PRINCIPAL RISKS OF INVESTING IN THE POLICY
Risks Associated with Investment Options	An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Policy. Each Investment Option (including the Fixed Account) will have its own unique risks. You should review these Investment Options before making an investment decision. The Fixed Account is subject to the financial strength and claims paying ability of the Company.			PRINCIPAL RISKS OF INVESTING IN THE POLICY THE SEPARATE ACCOUNT PORTFOLIO COMPANIES APPENDIX A
Insurance Company Risks	An investment in the Policy is subject to the risks related to the Company including that any obligations (including under the Fixed Account Investment Option), guarantees, or benefits are subject to the claims-paying ability of the Company. Additional information about the Company, including its financial strength ratings, is available on its website, ameritasdirect.com/about/our-ratings, or is available upon request by contacting our Service Center at 800-255-9678.			Cover Page GENERAL DESCRIPTION OF THE POLICY
Policy Lapse	Your Policy will lapse if there are insufficient premium payments, poor investment performance, withdrawals, unpaid loans, or loan interest. There is a cost associated with, and limitations on, reinstating a lapsed Policy. Death benefits will not be paid if the Policy has lapsed.			PRINCIPAL RISKS OF INVESTING IN THE POLICY LAPSE AND REINSTATEMENT
Ameritas Advisor ClearEdge VUL	5

	Restrictions	Location in Prospectus
Investments

Transfers must be at least $250, or the entire Subaccount or Fixed Account if less. The first 15 transfers each Policy year are free. Thereafter, we charge $10 for each transfer.

In addition to the right of each portfolio company to impose restrictions on excessive trading, we reserve the right to reject or restrict, in our sole discretion, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions. We further reserve the right to impose restrictions on transfers we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interest of other Policy Owners.

A transfer from the Fixed Account (except made pursuant to a systematic transfer program) may be made only once each Policy Year; may be delayed up to six months and is limited during any Policy Year to the greater of 25% of the Fixed Account value on the date of the transfer during that Policy Year, the greatest amount of any non-systematic transfer out of the Fixed Account during the previous 13 months; or $1,000.

Ameritas Life reserves the right to remove or substitute portfolio companies as Investment Options that are available under the Policy.

CHARGES GENERAL DESCRIPTION OF THE POLICY APPENDIX A
Optional Benefits	Some optional benefits were available to be elected at Policy issue only. Optional benefit riders to the Policy may have separate incontestability provisions. Withdrawals reduce the Account Value and in some cases the Specified Amount which may reduce some of the benefits available under riders where the rider benefit is based on the Specified Amount of the base Policy, and make it potentially more likely the entire Policy, including the rider, would lapse. Systematic Transfer Programs such as Dollar Cost Averaging, Portfolio Rebalancing, and Earnings Sweep are also available. You may obtain a loan secured by the Cash Surrender Value of your Policy. Any loan transaction will permanently affect your Account Value. A Policy Loan, whether or not repaid, will affect the Cash Surrender Value of your Policy over time. If the Policy Owner elects to pay the investment Advisory Fees from the Account Value, this will reduce the Account Value and death benefit under the Policy by the same calculation as any other withdrawals, with the exception that the Specified Amount will not be reduced by the amount of these Advisory Fees. In addition, Advisory Fee withdrawals may be subject to federal and state income taxes and may be subject to a 10% federal tax penalty. We may discontinue offering, or modify the terms of, optional benefits for new sales at any time.	Cover Page OVERVIEW OF THE POLICY GENERAL DESCRIPTION OF THE POLICY SEPARATE ACCOUNT VALUE OTHER BENEFITS UNDER THE POLICY
Taxes
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and payments received under this Policy.

There is no additional tax benefit if you purchase the Policy through a tax-qualified plan or individual retirement account (IRA).

Unpaid loans, partial withdrawals and Surrenders may be subject to ordinary income tax and tax penalties.

TAXES
Conflicts of Interest
Investment Professional Compensation

We and/or an affiliate may pay cash compensation from our own resources pursuant to marketing and education arrangements we have in place with broker-dealers and their marketing organizations. We do not pay commissions to these broker-dealers pursuant to a selling agreement.

Your representative may receive compensation relating to our sale of this Policy to you, both in the form of compensation and additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest provides a financial incentive that may influence your representative to recommend this Policy over another investment for which the representative is not compensated or compensated less.

CHARGES DISTRIBUTION OF THE POLICY
Exchanges	Some representatives may have a financial incentive to offer you a new policy in place of the one you already own. You should only exchange your Policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new Policy rather than continue to own your existing Policy.	PRINCIPAL RISKS OF INVESTING IN THE POLICY PREMIUMS

OVERVIEW OF THE POLICY

purpose of the policy

The Ameritas Advisor ClearEdge VUL Policy is flexible premium variable universal life insurance. The Policy is designed to provide lifetime insurance coverage on the Insured named in the Policy, as well as flexibility in connection with premium payments and death benefits. The Policy pays death benefit proceeds to the Policy Beneficiary upon the Insured's death or pays a Cash Surrender Value to you if you Surrender the Policy. This flexibility allows you to provide for changing insurance needs within the confines of a single insurance Policy.

Some policy forms, features and/or riders described in this prospectus may be subject to state variations or may not be available in all states. See the STATE VARIATIONS section.

Ameritas Advisor ClearEdge VUL	6

Premiums

You have flexibility under the Policy. Within certain limits, you can vary the amount and timing of premium payments, change the death benefit, and transfer amounts among the Investment Options. We reserve the right to limit the amount and frequency of premium payments. We will not issue a Policy to an Insured older than age 80 on the Insured's birthday nearest the Policy Date. We will not accept that portion of a premium payment which affects the tax qualifications of this Policy as described in Section 7702 of the Internal Revenue Code, as amended. This excess amount will be returned to you. Payment of insufficient premiums may result in a lapse of the Policy.

You may allocate all or a part of your premiums among the Separate Account Subaccount variable Investment Options or the Fixed Account fixed interest rate option. Subaccount variable Investment Options are in turn invested in corresponding underlying portfolio companies. Fixed Account allocations are invested in our General Account and we guarantee a fixed rate of interest. More information regarding the Fixed Account can be found in section THE FIXED ACCOUNT FIXED INTEREST RATE OPTION. More detail concerning each portfolio company can be found in APPENDIX A.

POLICY FEATURES

Death Benefit

Your Account Value and death benefit will go up or down as a result of the investment experience of your Policy. You may choose from three types of death benefit options. You may change from one death benefit type to another, subject to limitations, and charges may apply. However, death benefit Option C is available at issue only. The amount we pay depends on whether you have chosen death benefit Option A, death benefit Option B, or death benefit Option C:

  Option A: The death benefit is the greater of the Policy's Specified Amount of insurance coverage or the Account Value multiplied by the Corridor Factor on the date of the Insured's death. The amount of this death benefit does not change over time, unless the death benefit is being driven by the Corridor Factor or you take any action that changes the Policy's Specified Amount.

  Option B: The death benefit is the greater of the Specified Amount of insurance coverage plus the Account Value or the Account Value multiplied by the Corridor Factor on the date of the Insured's death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including portfolio investment performance, charges and expenses, premium payments and withdrawals) affect your Account Value.

  Option C: The death benefit is the greater of the Specified Amount of insurance coverage plus the sum of premiums paid minus the sum of partial withdrawals taken; or the Account Value multiplied by the Corridor Factor. If you select Option C and the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the Specified Amount.

Death benefit proceeds are reduced by any Policy Loan Balance, Lien Balance, and any Monthly Deductions due but unpaid at death.

Surrenders and Withdrawals

You can Surrender the Policy in full at any time for its Cash Surrender Value, or, within limits, withdraw part of the Account Value. Applicable charges are shown in the FEE TABLE. Restrictions include that we may defer payments from the Fixed Account for up to six months. In some cases, such as when the Policy's death benefit is driven by the Corridor Factor, withdrawing part of the Account Value may result in a death benefit reduction that is larger than the amount of the partial withdrawal.

Advisory Fees

This Policy may be available through third-party financial intermediaries who charge an investment Advisory Fee for their services. These fees are in addition to Policy fees and expenses described in this prospectus. If the Policy Owner elects to pay the investment Advisory Fees from the Account Value, this will reduce the Account Value and death benefit under the Policy by the same calculation as any other withdrawals, with the exception that the Specified Amount will not be reduced by the amount of these Advisory Fees. In some cases, such as when the Policy's death benefit is driven by the Corridor Factor, withdrawing part of the Account Value may result in a death benefit reduction that is larger than the amount of the partial withdrawal. In addition, Advisory Fee withdrawals may be subject to federal and state income taxes and may be subject to a 10% federal tax penalty. You should discuss the impact of deducting advisory fees from Account Value with your financial and tax professional prior to making any election.

Loans

You may borrow a limited amount of Account Value. There is no minimum loan amount. The maximum loan amount is the Cash Surrender Value, minus loan interest to the next Policy Anniversary, minus the sum of the next three monthly deductions. Interest accrues on outstanding loan amounts. After the 5th Policy year, the maximum loan rate is lower than during the first 5 Policy Years.

Optional Features

The Policy offers additional insurance coverage and other benefits through optional features. Certain riders have costs associated with them. More detail concerning fees can be found in the FEE TABLE.

Ameritas Advisor ClearEdge VUL	7

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and Surrendering or making withdrawals from the Policy. Please refer to your Policy Specifications Page for information about the specific fees you will pay each year based on the options you have elected.

The fees and expenses do not reflect any investment advisory fees paid to financial professionals from the Account Value or other assets owned by the Policy Owner; if those charges were reflected, the fees and expenses would be higher. The first table describes the fees and expenses that you will pay at the time that you buy the Policy, pay a premium, Surrender or make withdrawals from the Policy, or transfer cash value between Investment Options.

TRANSACTION FEES
Charge	When Charge Is Deducted	Amount Deducted
MAXIMUM SALES CHARGE IMPOSED ON PREMIUMS (LOAD)*	When each premium is paid.	5.0%
PREMIUM TAXES**	Not taken as a separate deduction.**	None
MAXIMUM DEFERRED SALES CHARGE (LOAD)	None	None
OTHER SURRENDER FEES:
Partial Withdrawal Charge	Upon each withdrawal.	$50

Wire Transfer Fee (per wire)	As requested by Policy Owner	$14

TRANSFER FEES	First 15 transfers per year;	$0
	Each additional transfer.	$10
ILLUSTRATION FEE	First illustration request per year;	$0
	Each additional illustration request.	$50

*This premium charge is deducted from each premium payment as it is processed (except if it is a premium that is transferred from another Company policy). Premium taxes are paid from this charge.

** Premium Taxes are paid by the Company from the Maximum Sales Charge Imposed On Premiums (Load). See CHARGES section for more information.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Subaccount portfolio company operating fees and expenses.

PERIODIC CHARGES OTHER THAN ANNUAL PORTFOLIO COMPANY CHARGES
Charge	When Charge Is Deducted	Amount Deducted*
BASE POLICY CHARGE:
Cost of Insurance *	Monthly	(Rate is per $1,000 of the amount of the Net Amount
at Risk)*

Varies (1)
		Minimum Charge	$0.01/month
		Maximum Charge	$88.34/month
		Charge for Representative Insured (2)	$0.09/month

Annual Maintenance Fee	None	None

Mortality and Expense Risk Fees	Daily	Risk Charge (for mortality and expense risk equal to
% shown).
		Policy Years 1-15	0.90%/annually
		Policy Years 16+	0.30%/annually

Administrative Expenses	Monthly	Specified Amounts $100,00 - $249,999	$25/month
		Specified Amounts $250,000 - $499,999	$25/month
		Specified Amounts $500,000 +	$25/month

Monthly Specified Amount Charge	Monthly	Rates are per $1,000 of base Policy Specified Amount.
Level charge during the first 30 Policy years or the first
30 Policy years after an increase in base Policy
Specified Amount.

Varies (3)
Policy Year 2
		Minimum Charge	$0.10/month
		Maximum Charge	$0.68/month
		Charge for Representative Insured (2)	$0.13/month

Accelerated Death Benefit for Terminal Illness Rider	When Benefit Exercised (4)		$250

Overloan Protection Benefit Endorsement	When Benefit Exercised (5)	Calculated as a percentage times the Account Value.
3.5%

Ameritas Advisor ClearEdge VUL	8

PERIODIC CHARGES OTHER THAN ANNUAL PORTFOLIO COMPANY CHARGES, continued
Charge	When Charge Is Deducted	Amount Deducted*
OPTIONAL BENEFIT CHARGES:

Children's Insurance Rider	Monthly	Rate is a per $1,000 of the rider benefit Amount.

Varies (6)
Policy Year 2
		Minimum Charge	$0.48/month
		Maximum Charge	$0.48/month
		Charge for Representative Insured (6)	$0.48/month

Waiver of Monthly Deduction Rider	Monthly	Rates are per $100 of the Monthly Deduction.

Varies (1)
		Minimum	$1.48/month
		Maximum	$17.28/month
		Charge for Representative Insured (7)	$2.34/month

Waiver of Specified Premium Rider	Monthly	Rate is per $100 of the monthly rider benefit amount.

Varies (1)
		Minimum	$0.74/month
		Maximum	$8.64/month
		Charge for Representative Insured (7)	$1.17/month

Loans	Annually	Loan interest rate is deducted upon each Policy Anniversary. (8)

Net loan interest rate during the first 5 Policy Years. (9)
		Minimum	1%/annually
		Maximum	3%/annually

Net loan interest rate after the first 5 Policy Years. (9)
		Minimum	0%/annually
		Maximum	2.5%/annually

*The cost of insurance and several of the charges vary based on individual characteristics. The cost shown for these charges may not be representative of the charge you will pay. Ask for a Policy illustration or see your Policy for the charge applicable to you.

Periodic Charges Table Footnotes:

(1)	Rate varies by Insured's, gender, rate class and Attained Age.
(2)	"Charge for Representative Insured" charges assume an Insured who is male, best rate class, age 35 when the Policy is issued, a Specified Amount of $1,000,000, and that the Policy is in its second Policy year.
(3)	Rate varies by Insured's gender, Issue Age, rate class, and the amount of time you have had your Policy.
(4)	This is an administrative fee that is charged when the Accelerated Death Benefit for Terminal Illness Rider is exercised.
(5)	This endorsement is standard if the Policy Owner elects the guideline premium test ("GPT") on the application. This endorsement is not available if the Policy Owner elects the cash value accumulation test ("CVAT") on the application. This fee is charged when the Overloan Protection Benefit Endorsement is exercised.
(6)	The coverage amount is $25,000. "Charge for Representative Insured" assumes the rider benefit amount is $25,000.
(7)	"Charge for Representative Insured" charges assume an Insured who is male, best rate class, age 35 when the rider is issued, a base Policy Specified Amount of $1,000,000 and that the rider coverage is in its second year.
(8)	If there is no loan on the Policy, there is no loan interest charged. Net interest rate varies based on whether the Policy is in the first 5 Policy Years or after the first 5 Policy Years.
(9)	Interest rates charged on amounts borrowed from the Policy, net of 1.0% guaranteed annual credited interest rate or 3.0% current annual credited interest rate.

We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or if tax treatment of our Company changes.

Portfolio Company Operating Expenses (for the year ended December 31, 2021, unless noted)

The next table shows the minimum and maximum total operating expenses charged by the portfolio companies, before and after any waivers or reductions, that you may pay periodically during the time that you own the Policy. Actual fees and expenses for the underlying portfolios vary daily, so expenses for any given day may be greater or less than listed. A complete list of portfolio companies available under the Policy, including their annual expenses, may be found at the back of this document.

ANNUAL PORTFOLIO COMPANY EXPENSES Expenses that are deducted from portfolio company assets, including management fees, distribution and/or service (12b-1) fees, and other expenses	Minimum	Maximum
Before any Waivers and Reductions	0.10%	1.01%
After any Waivers and Reductions	0.10%	0.97%

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PRINCIPAL RISKS OF INVESTING IN THE POLICY

Not a Short-Term Investment

The Policy is unsuitable for short-term savings or short-term life insurance needs and is subject to investment risk, including the loss of principal. This Policy is not considered a short-term investment because of the possibility of a tax penalty at the time of Surrender. Funds allocated to the Fixed Account are subject to the claims paying ability of the Company. You should evaluate the Policy's long-term investment potential and risks before purchasing a Policy. You should purchase a Policy only if you have the financial capability and the intent to keep the Policy in force for a substantial period of time.

Portfolio Company Risk of Loss

Your Account Value will fluctuate with changes in the Fixed Account interest rate and the performance of the Investment Options you choose. You assume the risk that your Account Value may decline or not perform to your expectations. Each underlying portfolio has various investment risks and some have greater risks than others.

There is no assurance that any underlying portfolio will meet its objectives. Prospectuses for Investment Options are available at our website, ameritasdirect.com/prospectuses or by calling 800-255-9678.

Fixed Account Risks

The Fixed Account is part of the General Account of Ameritas Life Insurance Corp. The obligations of the General Account include any interest credited to the Fixed Account, and any guaranteed benefits we may provide under the Policy that exceed the value of amounts held in the Separate Account, are subject to the claims of our creditors, the financial strength and the claims paying ability of the Company. The General Account is not a bank account and it is not insured by the FDIC or any other government agency.

Insurance Company Risks

Ameritas Life has sole legal responsibility to pay amounts that are owed under the Policy. You should look to the financial strength of Ameritas Life for its claims-paying ability. We are also exposed to risks related to natural and human-made disasters or other events, including (but not limited to) earthquakes, fires, floods, storms, epidemics and pandemics (such as COVID-19), terrorist acts, civil unrest, malicious acts and/or other events that could adversely affect our ability to conduct business. The risks from such events are common to all insurers. To mitigate such risks, we have business continuity plans in place that include remote workforces, remote system and telecommunication accessibility, and other plans to ensure availability of critical resources and business continuity during an event. Such events can also have an adverse impact on financial markets, U.S. and global economies, service providers, and Fund performance for the portfolios available through your Policy. There can be no assurance that we, the Funds, or our service providers will avoid such adverse impacts due to such event and some events may be beyond control and cannot be fully mitigated or foreseen.

Surrender Risks

The Policy is designed to provide lifetime insurance protection. Depending on the Account Value at the time you are considering Surrender, there may be little or no Cash Surrender Value payable to you. Surrender of a Policy while a loan is outstanding could result in significant tax consequences. A surrender before age 59 ½ may also result in tax penalties. Following a full Surrender, all your rights in the Policy end, and the Policy may not be reinstated.

Partial Withdrawal Risks

Upon a partial withdrawal from your Policy, we will deduct a Partial Withdrawal Charge. This fee will be deducted from the Investment Options and in the same allocation as your partial withdrawal allocation instruction; if that is not possible (due to insufficient value in one of the Investment Options you elect) or you have not given such instructions, we will deduct this fee on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account. Partial withdrawals may reduce the amount of the death benefit. In some cases, such as when the Policy's death Benefit is driven by the Corridor Factor, the death benefit may be reduced by more than the amount of the partial withdrawal. Taxes and tax penalties may apply.

Advisory Fee Risks

This Policy may be available through third-party financial intermediaries who charge an investment advisory fee for their services. These fees are in addition to Policy fees and expenses described in this prospectus. If the Policy Owner elects to pay the investment Advisory Fees from the Account Value, this will reduce the Account Value and death benefit under the Policy by the same calculation as any other withdrawals, with the exception that the Specified Amount will not be reduced by the amount of these Advisory Fees. In some cases, such as when the Policy's death benefit is driven by the Corridor Factor, withdrawing part of the Account Value may result in a death benefit reduction that is larger than the amount of the partial withdrawal. In addition, Advisory Fee withdrawals may be subject to federal and state income taxes and may be subject to a 10% federal tax penalty. The Internal Revenue Service has not ruled on the use of this endorsement. We strongly urge you to consult legal counsel and your personal tax and financialprofessional. For more information, see Advisory Fee Endorsement under OTHER BENEFITS UNDER THE POLICY, Partial Withdrawals and Advisory Fees under SURRENDERS AND WITHDRAWALS, and TAXES.

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Lapse Risks

If the Cash Surrender Value is not sufficient to pay charges when due, your Policy can terminate, or "lapse." This can happen if you have not paid enough premiums or if the Investment Options you selected experienced poor performance or because of a combination of both factors. This can happen even if you pay the Planned Periodic Premiums. You will be given a "grace period" within which to make additional premium payments to keep the Policy from lapsing. You will have a 61-day "grace period" to make a premium payment to continue your Policy. If your Policy lapses, your insurance coverage will terminate; you may be given the opportunity to reinstate the Policy by making the required premium payments and satisfying certain other conditions.

Since partial withdrawals reduce your Account Value, partial withdrawals increase the risk of lapse. A Policy Loan also increases the risk of lapse.

If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within five years of the date of lapse, so long as the Insured is Attained Age 80 or less and the requirments of reinstatement are met, including evidence of insurability. For more information see REINSTATEMENT under LAPSE AND REINSTATEMENT.

Death Benefit Risks

Death benefit proceeds are reduced by any Policy Loan Balance, Lien Balance, and any Monthly Deductions due but unpaid at death. Depending upon your choice of Death Benefit Option, adverse performance of the Investment Options you choose may decrease your Policy's Death Benefit. In some cases, such as when the Policy's death benefit is driven by the Corridor Factor, the death benefit may be reduced by more than the amount of the partial withdrawal (including Advisory Fee withdrawals).

Loan Risks

A Policy Loan, whether or not repaid, will affect the Cash Surrender Value of your Policy over time. We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The Loan Account does not participate in the investment experience of the Investment Options or receive any higher current interest rate credited to the Fixed Account.

The larger a Policy Loan Balance becomes relative to the Policy's Cash Surrender Value, the greater the risk that the Policy's Cash Surrender Value will not be sufficient to support the Policy's charges and expenses, including any loan interest due, and the greater the risk of the Policy lapsing. Any loan interest payable on a Policy Anniversary that you do not pay will become part of the outstanding Policy Loan principal and will also accrue interest.

Further, the death benefit is reduced by the amount of any outstanding loan and accrued loan interest.

Your Policy may lapse if your outstanding loan and accrued loan interest reduce the Cash Surrender Value to zero. There is a tax risk associated with outstanding debt. If you Surrender your Policy or your Policy lapses while there is an outstanding loan, there will generally be Federal income tax payable on the amount by which loans and partial withdrawals exceed the premiums paid. Since loans reduce your Policy’s Cash Surrender Value, any remaining Cash Surrender Value may be insufficient to pay the income tax due and may cause the need for additional premium to keep your Policy in force.

Limitations on Access to Cash Value

There is no minimum loan amount. We limit partial withdrawals to a minimum of $100 and a maximum such that the remaining Cash Surrender Value is at least an amount sufficient to maintain the Policy in force for the next three months. Loans may only be taken if your Cash Surrender Value; less loan interest on the Policy Loan including the requested loan to the next Policy Anniversary; less the sum of the next three Monthly Deductions, is sufficient to keep your Policy in force. We may defer making a loan for up to six months unless the loan is to pay premiums to us. We can postpone payments or any transfers out of a Subaccount if (i) the New York Stock Exchange (NYSE) is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC; (iv) or the SEC permits delay for the protection of security holders. We may defer payments of a full or partial Surrender from the Fixed Account for up to six months from the date we received your Written Notice requesting the Surrender and receive approval from the department of insurance of the State where the Policy is delivered. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

Transfer Risks

There is a risk that you will not be able to transfer your Account Value from one Investment Option to another because of limits on the dollar amount or frequency of transfers you can make which the portfolio companies impose. We are required to restrict or prohibit transfer by Policy Owners identified as having engaged in transactions that violate fund trading policies. You should read each portfolio company's prospectus for further details. Limitations on transfers out of the Fixed Account are more restrictive than those that apply to transfers out of the Subaccounts.

To discourage disruptive frequent trading activity, we impose restrictions on transfers (See the Disruptive Trading Procedures section) and reserve the right to change, suspend or terminate telephone, facsimile and Internet transaction privileges (See the Transfers section). In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and (iii) restricting transfers into and out of certain Subaccounts. We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

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While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.

Potential for Increased Charges

The actual charges deducted are current charges on your Policy. However, we have the right to increase those charges at any time up to the guaranteed maximum charges as stated in your Policy.

Market Timing Risks

Investments in variable life insurance products can be a prime target for abusive transfer activity because these products value their Subaccounts on a daily basis and allow transfers among Subaccounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of Subaccounts in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in a Subaccount can be harmed by frequent transfer activity since such activity may expose the Investment Option's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager’s ability to effectively manage the portfolio’s investments in accordance with the portfolio’s investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

Tax Risks

We believe the Policy qualifies as a life insurance contract for Federal tax purposes; so that death benefits for individually owned life insurance generally are not subject to income tax, and you should not be considered in constructive receipt of the Cash Surrender Value, including any increases in Cash Surrender Value, unless and until it is distributed from the Policy. Other federal and state taxes may apply. In general, you will be taxed on the amount of a distribution if it exceeds the investment in the Policy (premiums paid). Any taxable distributions are treated as ordinary income (rather than as capital gains) for tax purposes.

In order for you to receive the tax benefits extended to life insurance under the Internal Revenue Code (the "Code"), your Policy must comply with certain requirements of the Code. We will monitor your Policy for compliance with these requirements, but a Policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your Policy for the period of disqualification and all subsequent periods. Tax consequences of Ownership or receipt of Policy proceeds under federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each Owner or Beneficiary. There can also be unfavorable tax consequences on such things as the change of Policy Ownership or assignment of Ownership interests. Limits on premium payments and Treasury Department rules could also impact whether the Policy will qualify for the benefits extended to life insurance under the Code. There is no certainty that the expected benefits of life insurance, relative to other financial or investment products, will always continue to exist. We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

Buying a Policy might not be advisable if it is just replacing existing life insurance. You may wish to consult with your financial or insurance professional.

Cybersecurity Risk

We are at risk for cyber security failures or breaches of our information and processing systems and the systems of our business partners that could have negative impacts on you. These impacts include, but are not limited to, potential financial losses under your Policy, your inability to conduct transactions under your Policy, our inability to calculate your Policy’s values, and the disclosure of your personal or confidential information. For more information about these cyber security risks, see the Statement of Additional Information.

Restrictions on Financial Transactions

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or “freeze” your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, Surrenders, loans or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

Other Matters

Pandemics and their related major public health issues have a major impact on the global economy and financial markets. Governmental and non-governmental organizations may not effectively combat the spread and severity of such a pandemic, increasing its harm to Ameritas Life. Any of these events could materially adversely affect the Company’s operations, business, financial results, or financial condition.

THE COMPANY

The Ameritas Advisor ClearEdge VUL Policy is offered and issued by Ameritas Life Insurance Corp. (the "Depositor"), 5900 "O" Street, Lincoln, Nebraska 68510.

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THE SEPARATE ACCOUNT

The Registrant is Ameritas Life Insurance Corp. Separate Account LLVL (the "Registrant"). The Registrant is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Registrant or Depositor. Under Nebraska law, income, gains, and losses credited to or charged against, the Registrant reflect the Registrant's own investment experience and not the investment experience of the Depositor's other assets. The assets of the Registrant may not be used to pay any liabilities of the Depositor other than those arising from the Policies. The Depositor is obligated to pay all amounts promised to investors under the Policies. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Registrant, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable Investment Options' underlying portfolios. We do not make any representations about their future performance.

The Registrant provides you with variable Investment Options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Registrant corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Account Value of your Policy depends directly on the investment performance of the portfolios that you select.

PORTFOLIO COMPANIES

The Policy allows you to choose from a wide array of Investment Options – each chosen for its potential to meet specific investment objectives.

You may allocate all or a part of your premiums among the Separate Account variable Investment Options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%.

Information regarding each Portfolio Company, including its (i) its name; (ii) it's objective; (iii) investment adviser and any sub-investment advisers; (iv) current expenses; and (v) performance is found in APPENDIX A. Each Portfolio Company has issued a prospectus that contains more detailed information about the Portfolio Company. You may obtain paper copies of the prospectuses at no cost by calling our Service Center at 800-255-9678 or by sending an email request to ALICTD@ameritas.com.

You may also view the prospectuses on our website at ameritasdirect.com/prospectuses.

The value of your Policy will increase or decrease based on the investment performance of the variable Investment Options you choose. The investment results of each variable Investment Option are likely to differ significantly and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which Investment Options best suit your long-term investment objectives and risk tolerance.

You bear the risk that the variable Investment Options you select may fail to meet their objectives,

that they could decrease in value, and that you could lose principal.

There is no assurance the investment objectives will be met. An investment in money market funds is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the funds will be able to maintain a stable net asset value of $1.00 per share.

Each Subaccount's underlying portfolio operates as a separate variable Investment Option, and the income or losses of one generally has no effect on the investment performance of any other. Restrictions and other material information related to an investment in the variable Investment Option are contained in the prospectuses for each of the underlying portfolios.

The underlying portfolios in the Separate Account are NOT publicly traded mutual funds and are NOT the same as other publicly traded mutual funds with very similar names. The portfolios are only available as separate account Investment Options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.

Even if the Investment Options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.

VOTING RIGHTS

As a Policy Owner, you may have voting rights in the portfolios whose shares underlie the Subaccounts in which you invest. You will receive proxy material, and have access to reports, and other materials relating to each underlying portfolio in which you have voting rights. If you send us written voting instructions, we will follow your instructions in voting

Ameritas Advisor ClearEdge VUL	13

the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote those shares in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. We will vote shares that the Company beneficially holds in the same proportions as we vote the shares for which we receive instructions from other Policy Owners, this is known as “proportionate voting”. As a result of proportionate voting, a small number of Policy Owners could determine the outcome of a shareholder vote. The underlying portfolios may not hold routine annual shareholder meetings.

THE FIXED ACCOUNT FIXED INTEREST RATE OPTION

There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 1.0% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. The Company sets the interest rate which is not tied to a benchmark or other formula. You may obtain the current declared interest rate for the Fixed Account at no cost by calling 800-255-9678 or by sending an email request to ALICTD@ameritas.com.

All amounts allocated to the Fixed Account become assets of our General Account and are subject to the Company's claims paying ability. You should look solely to the financial strength of the Company for its claims-paying ability. Funds invested in the Fixed Account have not been registered and are not required to be registered under the Securities Act of 1933. The Fixed Account is not required to register as an investment company under the Investment Company Act of 1940 and is not registered as an investment company under the Investment Company Act of 1940. The Fixed Account is subject to generally applicable provisions of the Federal Securities laws regarding accuracy and completeness of disclosures.

We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. Refer to the Policy for additional details regarding the Fixed Account.

The value of the Fixed Account, along with the value in the Separate Account variable Investment Options and the Loan Account, constitute the total Account Value. Unlike value in the Separate Account variable Investment Options, there are no Mortality and Expense Risk Fees deducted from the Fixed Account. Transfers and Systematic Transfer Programs may be limited to the terms defined in the TRANSFERS and SYSTEMATIC TRANSFER PROGRAMS sections under the GENERAL DESCRIPTION OF THE POLICY. Decreases in the Fixed Account value as a result of Transfer, Systematic Transfer Programs, partial withdrawals (including Advisory Fees), and loans, because they affect Account Value, could result in reductions in the amount of benefit, or lead to lapse of the Policy and riders. Additional information regarding how the value of the Fixed Account is calculated may be found in the ACCOUNT VALUE section under PREMIUMS.

CHARGES

The following repeats and adds to information provided in the FEE TABLE section where the amount of each charge is shown. Please review both prospectus sections, and the Policy, for information on charges. For those Policies issued on a unisex basis in certain cases, gender-distinct rates do not apply. Certain charges expressly permit you to designate the Investment Options from which the charge is to be deducted. If there are insufficient funds in such a designated Investment Option, and for all other charges deducted from total Account Value, charges are deducted Pro-Rata from your selected Subaccount and Fixed Account Investment Options. Any current charge that is less than the applicable maximum may be increased subject to the guaranteed maximum charge.

The fees and expenses do not reflect any investment advisory fees paid to financial professionals from the Account Value or other assets owned by the Policy Owner; if those charges were reflected, the fees and expenses would be higher.

Transaction FEES

Maximum Sales Charge Imposed On Premiums (Load)

The premium charge is deducted from each premium payment as it is processed (except if it is a premium that is transferred from another Company policy). The current amount of this charge is 2.0% and the maximum charge is 5.0%. This charge is subtracted from the premium received before the funds are applied to the selected investment options. Premium taxes are paid by the Company from this charge. The amount added to the selected investment options is referred to as the Net Premium.

Premium Taxes

Premium taxes are not a separate charge to you; they are paid by the Company from the Maximum Sales Charge Imposed on Premiums (Load).

Maximum Deferred Sales Charge (Load)

This Policy has no Maximum Deferred Sales Charge (Load).

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Other Surrender Fees

Partial Withdrawal Charge

Upon a partial withdrawal from your Policy, we may assess a partial withdrawal charge. This fee will be deducted from the Investment Options and in the same allocation as your partial withdrawal allocation instruction; if that is not possible (due to insufficient value in one of the Investment Options you elect) or you have not given such instructions, we will deduct this fee on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account. This helps cover our administrative costs for withdrawals from your Policy. Taxes and tax penalties may apply. We currently do not charge for early withdrawals but may in the future charge up to $50.

Wire Transfer Fee

We charge a $14 wire transfer fee if you request a wire transfer when requesting a loan, partial withdrawal, or Surrender. The fee is deducted from the gross amount of the loan, partial withdrawal, or Surrender.

Transfer Fees

We may charge a transfer fee for any transfer in excess of 15 transfers per Policy year. This fee may be deducted only from Policy Investment Options you designate; if that is not possible (due to insufficient value in an Investment Option you elect) or you have not provided such instructions, we will deduct this fee on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account.

Illustration Fee

You may annually request, without charge, an illustration from us. Currently, there is no charge for additional illustrations. However, we reserve the right to charge the maximum fee of $50 for additional illustrations requested in the same Policy year.

PERIODIC CHARGES OTHER THAN ANNUAL PORTFOLIO COMPANY CHARGES

The following charges are deducted from Account Value on each Policy Monthly Date unless otherwise specified.

Base Policy Charge

Cost of Insurance Charge

The cost of insurance rate per $1,000 of Net Amount at Risk cannot exceed the guaranteed cost of insurance rate that is set forth in the Policy. The maximum cost of insurance each month can be determined by using the guaranteed cost of insurance rate in the formula for cost of insurance, below.

The cost of insurance charge is for providing insurance protection under the Policy. Because the cost of insurance charge depends upon several variables, the cost for each Policy can vary from month to month. The cost of insurance rate for the Specified Amount of insurance coverage varies by the Insured's gender, Issue Age, rate class, Specified Amount and the length of time the Policy has been in force. The cost of insurance rate for an increase in Specified Amount varies by the Insured's gender, age and rate class at the time of the increase, Specified Amount and the length of time the Policy has been in force since the increase. We may use current cost of insurance rates less than those shown in the Policy, and reserve the right to change them so long as they do not exceed the maximum rates shown in the Policy. Changes will apply equally to similarly situated Policy Owners and be based on changes in future expectations of factors such as investment earnings, mortality, persistency, and expenses. We expect a profit from this charge. Ask for a Policy illustration or see your Policy for the charge(s) applicable to you.

The Cost of Insurance each month equals:

▪	The Net Amount at Risk for the month; multiplied by
▪	The cost of insurance rate per $1,000 of Net Amount at Risk; divided by
▪	$1,000.

The Net Amount at Risk in any month equals:

▪	The death benefit on the Policy Monthly Date; minus
▪	The Account Value on the Policy Monthly Date after deducting the charge for any optional features selected and the administrative charges but not the cost of insurance charge.

Mortality and Expense Risk Fees

The Mortality and Expense Risk Fees are for the mortality risks we assume – that Insureds may live for shorter or longer periods of time than we estimate, and also compensates us for the Policy expense risks we assume. If this charge exceeds our actual costs to cover these risks, the excess goes to our General Account. Conversely, if this charge is not enough, we bear the additional expense, not you. See the FEE TABLE for the maximum charge. The current charge is 0.50% in years 1 through 15 and 0.10% thereafter. This charge is applied daily to Separate Account assets in determining the daily Accumulation Unit value of each Subaccount. We expect a profit from this charge.

Administrative Expenses

The administrative expense charge is deducted on each Monthly Date to partially compensate us for our costs in issuing and administering the Policy and operating the Separate Account. See the Fee Table for the maximum charge. The current monthly charges are as follows. We do not anticipate making a profit from these charges.

Specified Amounts $100,000 - $249,999	is $25.00.
Specified Amounts $250,000 - $499,999	is $20.00.
Specified Amounts $500,000 +	is $12.50.
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Monthly Specified Amount Charge

For certain rate classes and Issue Ages, the maximum cost of insurance rates and other Policy charges are insufficient to cover our costs in issuing and administering the Policy, operating the Separate Account, and providing the benefits under the Policy. The Specified Amount charge partially compensates us for these costs. We do anticipate making a profit from this charge. The maximum monthly Specified Amount charge, if any, is shown on your Policy schedule. Any increase in Specified Amount will result in an additional monthly Specified Amount charge unless the applicable rate at the time of the increase is zero.

Optional Benefit Charges

The cost for any optional features you select (sometimes called Policy "Riders") is also deducted monthly from Account Value. See the FEE TABLE for information about the costs of these features, and refer to OTHER BENEFITS UNDER THE POLICY for descriptions of these features. Optional features may not be available in all states.

DISTRIBUTION COMPENSATION

We and/or an affiliate may pay cash compensation from our own resources pursuant to marketing and education arrangements we have in place with broker-dealers and their marketing organizations. We may provide up to 30% of first year target premium and 1% of premiums above that amount paid in the first Policy year, as well as up to 1% of target premium in Policy years 2 – 10, for such marketing and education services, pursuant to these arrangements. We do not pay commissions to these broker-dealers pursuant to a selling agreement.

Policy LOAN

If you borrow from your Cash Surrender Value, interest accrues on outstanding loan amounts. After five Policy years, a lower interest rate may be available for your Policy Loan. See the LOANS section for more information on applicable interest rates.

Portfolio Company Charges

Each Subaccount's underlying portfolio has investment advisory expenses. These expenses, as of the end of each portfolio's last fiscal year, are stated in this prospectus' APPENDIX A and described in more detail in each fund's prospectus. A portfolio's charges and expenses are not deducted from your Account Value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These charges and expenses help to pay the portfolio's investment adviser and operating expenses.

GENERAL DESCRIPTION OF THE POLICY

THE PARTIES

Insured

The Insured is the person upon whose life this Policy is issued. This individual's personal information determines the cost of the life insurance coverage. The Owner also may be the Insured.

Owner

The Owner (also referred to as Policy Owner) is the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy. If the Policy has been absolutely assigned, the assignee is the Owner. A collateral assignee is not the Owner.

Beneficiary

The Beneficiary will receive the death benefit proceeds when the Insured dies. You name the primary Beneficiary and any contingent beneficiaries in your application. If no primary Beneficiary is living when the Insured dies, we will pay to the contingent Beneficiary. If no contingent Beneficiary is living when the Insured dies, we will pay you or your estate. Unless otherwise provided, if any Beneficiary dies within 30 days after the Insured dies as the result of a common disaster, we will pay the death benefit proceeds as if that Beneficiary died first.

Unless your Beneficiary designation provides otherwise, we will follow these rules:

▪	We will pay equal shares when more than one Beneficiary of the same class is to share the funds.
▪	No revocable Beneficiary has rights in this Policy until the Insured dies.
▪	An irrevocable Beneficiary cannot be changed without his or her consent.
▪	The interest of any Beneficiary is subject to the rights of any assignee shown on our records.
▪	When beneficiaries are not shown by name (such as "children"), we may find who they are from sworn statements and not wait for court records.

You may change your Beneficiary at any time while the Insured is living by sending Written Notice to us. Unless you specify otherwise, the change will take effect on the date the Written Notice was signed by you. We will not be liable for any payments we make or actions we take prior to receipt of this Written Notice.

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Minor Owner or Beneficiary

Generally, a minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy Beneficiary. In most states parental status does not automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named Beneficiary, we may be able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some States allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to claim proceeds on behalf of the minor; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

State Variations

Certain features of your Policy may be different than the features described in the prospectus if your Policy is issued in the state or district described below. Further variations may arise; the variations are subject to change without notice.

California.

Requires a special Policy Cover for seniors age 60 and over with a 30 day free look period.

Florida.

Reduced Paid-Up Life Insurance: Exchange for a reduced paid-up Policy is available.

Reinstatement: The policy may be put back in force by Written Notice within three years.

Accelerated Death Benefit Terminal Illness Rider: Administrative Fee is $100.

North Dakota.

Policy Right to Examine Provision: 20 day free look.

Allocating Premium

You may allocate your premiums among the variable Investment Options (the Subaccounts) and the Fixed Account fixed interest rate option. Initial allocations in your Policy application will be used for additional premiums until you change your allocation instructions.

▪	Allocations must be in whole percentages, and total 100%.
▪	You may change your allocation by sending us Written Notice or through an authorized telephone or online transaction. The change will apply to premiums received on or after the date we receive your Written Notice or the authorized transaction.
▪	All premiums will be allocated pursuant to your instructions on record with us, except your initial premium and any additional premiums received during your Policy's Right to Examine Transfer Date.

Prior to the Right to Examine Transfer Date, we will hold your initial Net Premium and any additional Net Premiums in the Money Market Subaccount. On the Right to Examine Transfer Date, we will invest your Account Value, which will include investment performance results, in the Investment Options pursuant to your application allocation instructions. If, by the Right to Examine Transfer Date, you decide to cancel your Policy, we will refund the premiums paid minus Policy Loan Balance and partial withdrawals.

Until your Policy is issued, premium payments received by us are held in our General Account and are credited with interest at a rate we determine.

TELEPHONE TRANSACTIONS

Telephone Transactions Permitted

▪	Transfers among Investment Options.
▪	Establish systematic transfer programs.
▪	Change premium allocations.

How to Authorize Telephone Transactions

▪	Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

Telephone Transaction Rules

▪	Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
▪	Calls will be recorded for your protection.
▪	For security, you or your authorized designee must provide your Social Security number and/or other identification information.
▪	May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instructions we reasonably believe to be genuine.

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TRANSFERS

The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. In addition to the right of each Portfolio to impose redemption fees on short-term trading, we reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy Owners would otherwise potentially be adversely affected.

We consider any transfer of money out of a Subaccount within 60 days of a purchase to be evidence of possible market timing. We will not execute such a trade until we provide the underlying portfolio’s investment adviser with information about it for an opportunity to evaluate the transfer pursuant to the investment adviser's own standards, as stated in the Subaccount's underlying portfolio prospectus. Ultimately the portfolio's investment adviser has the authority to make the determination whether or not to accept a transfer.

Subject to restrictions during the Right to Examine Transfer Date, you may transfer Account Value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

Transfer Rules:

▪	A transfer is any single request to move assets between one or more Investment Options.
▪	We must receive notice of the transfer request by either Written Notice, an authorized telephone transaction, or by Internet when available. Our Trading Unit facsimile number is 402-467-7923. Transfers will be processed on the Business Day they are received by our Trading Unit if received before close of the New York Stock Exchange (usually 3:00 p.m. Central Time). You must be available to receive a confirmation telephone call for any faxed transfer requests sent to us, or your trade may not be processed until it is confirmed.
▪	The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. If the Account Value remaining in a Subaccount after a transfer will be less than $100, we will include that Account Value in the amount transferred. Information regarding Dollar Cost Averaging, Portfolio Rebalancing, and Earnings Sweep systematic transfer programs is available under the SYSTEMATIC TRANSFER PROGRAMS section.
•	If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
•	The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer amounts.
▪	The first 15 transfers each Policy year are free. Thereafter, transfers may result in a $10 charge for each transfer. See the CHARGES section of this prospectus for information about this charge. This fee is deducted on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account; it is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfers limit.
▪	A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
•	may be made only once each Policy year;
•	may be delayed up to six months;
•	is limited during any Policy year to the greatest of:
o	25% of the Account Value in the Fixed Account on the date of the transfer;
o	the greatest amount of any Fixed Account transfer that occurred during the previous 13 months; and,
o	$1,000.
▪	We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time. We and the investment advisers consider market timing strategies, programmed transfers or transfers that are large in relation to the total assets of an Investment Option's underlying portfolio as disruptive. We may react to disruptive transfers by, among other things, restricting the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer service. We may also refuse to act on transfer instructions of an agent acting under a power of attorney or otherwise who is acting on behalf of one or more Owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.
▪	If the Account Value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, to a money market subaccount. We will notify you when such a transfer occurs. You may, within 60 days of the date of our notice, reallocate the amount transferred, without charge, to another Investment Option.
▪	In the event you authorize telephone or Internet transfers, we are not liable for telephone or Internet instructions that we in good faith believe you authorized. We will employ reasonable procedures to confirm that instructions are genuine.

Omnibus Orders

Purchase and redemption orders received by the portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance

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products. The omnibus nature of these orders may limit the ability of the portfolios to apply their respective disruptive trading policies and procedures. We cannot guarantee that the portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of portfolio shares, as well as the owners of all variable life insurance or variable annuity contracts, including ours, whose variable Investment Options correspond to the affected portfolios. In addition, if a portfolio believes that an omnibus order that we submit may reflect one or more transfer requests from Owners engaged in disruptive trading, the portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Time Period for Special Transfer

At any time within 24 months of the Policy Date, you may request a transfer of the entire Account Value in the Subaccounts to the Fixed Account without incurring a transfer charge.

THIRD-PARTY SERVICES

Where permitted and subject to our rules (including those Transfer Rules above regarding rejection of a transfer request), we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice on a form provided by us. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that charges charged by such third parties for their service are separate from and in addition to charges paid under the Policy.

Third Party Traders

We reserve the right to restrict transfers by any firm or any other third party authorized to initiate transfers on behalf of multiple Policy Owners if we determine such third party trader is engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we may, among other things:

▪	reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or
▪	reject the transfer or exchange instructions of individual Policy Owners who have executed transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner.

We will notify affected Policy Owners before we limit transfers, modify transfer procedures or refuse to complete a transfer. Transfers made pursuant to participation in a dollar cost averaging, portfolio rebalancing, or earnings sweep program are not subject to these rules. See the sections of the prospectus describing those programs for the rules of each program.

SYSTEMATIC TRANSFER PROGRAMS

Transfers under any systematic transfer program do count toward the 15 free transfer limit. We reserve the right to alter or terminate any systematic transfer program upon thirty days advance Written Notice. Only one systematic transfer program may be utilized at a time.

Dollar Cost Averaging Program

Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time. Dollar Cost Averaging is intended to limit loss by resulting in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Account Value, protect against a loss, or otherwise achieve your investment goals.

Dollar Cost Averaging Rules:

▪	There is no additional charge for the Dollar Cost Averaging program.
▪	We must receive notice of your election and any changed instruction – either Written Notice or by telephone transaction instruction.
▪	Automatic transfers can only occur monthly.
▪	The minimum transfer amount out of the Money Market Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
▪	Dollar Cost Averaging program transfers cannot begin before the end of a Policy's Right to Examine Transfer Date.
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▪	You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Monthly Date following the Right to Examine Transfer Date.
▪	You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Money Market Subaccount or the Fixed Account is less than $100.
▪	Dollar Cost Averaging is not available when the Portfolio Rebalancing Program is elected.

Portfolio Rebalancing Program

The Portfolio Rebalancing program allows you to rebalance your Account Value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

Portfolio Rebalancing Program Rules:

▪	There is no additional charge for the Portfolio Rebalancing program.
▪	The Fixed Account can be included or excluded from this program.
▪	You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice or by telephone transaction instruction.
▪	You may have rebalancing occur quarterly, semi-annually or annually.
▪	Portfolio Rebalancing is not available when the Dollar Cost Averaging Program is elected.

Earnings Sweep Program

The Earnings Sweep program allows you to rebalance your Account Value by automatically allocating earnings from your Subaccounts among designated Investment Options (Subaccounts or the Fixed Account) either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

Earnings Sweep Program Rules:

▪	There is no additional charge for the Earnings Sweep program.
▪	The Fixed Account is included in this program.
▪	You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice or by telephone transaction instruction.
▪	You may have your earnings sweep quarterly, semi-annually or annually.

GENERAL ACCOUNT

The General Account includes all of our assets except those assets segregated in separate accounts. We have sole discretion to invest the assets of the General Account, subject to applicable law. Until your Policy is issued, any premium payments we receive are held in our General Account. Obligations under the Policy that are funded by Ameritas Life's General Account include the Fixed Account, the Loan Account, and fixed payments including death benefit proceeds. These obligations of the General Account are subject to the claims of our creditors and the claims paying ability and financial strength of the Company. It is not a bank account and it is not insured by the FDIC or any other government agency.

POLICY OR REGISTRANT CHANGES

Policy Changes

We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Internal Revenue Code and continues to provide the tax benefits of such qualification.

Adding, Deleting, or Substituting Variable Investment Options

We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available.

We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount's underlying portfolio and substitute shares of another series fund portfolio if the shares of an underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account. We may add new Separate Account underlying portfolios or eliminate existing underlying portfolios, when, in our sole discretion, conditions warrant a change. In all of these situations, we will receive any necessary SEC and state approval before making any such change.

Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts. Where permitted by applicable law, we reserve the right to remove, combine or add Subaccounts. Subaccounts may be closed to new or subsequent transfers or allocations. We will receive any necessary SEC and state approval before making any of these changes.

We will notify you of any changes to the variable Investment Options.

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Resolving Material Conflicts – Underlying Investment Interests

In addition to serving as underlying portfolios to the Subaccounts, the portfolios are available to registered separate accounts of other insurance companies offering variable annuity and variable life insurance contracts. We do not currently foresee any disadvantages to you resulting from the fund companies selling portfolio shares to fund other products. However, there is a possibility that a material conflict of interest may arise between Policy Owners and the owners of variable contracts issued by other companies whose values are allocated to one of the portfolios. Shares of some of the portfolios also may be sold to certain qualified pension and retirement plans qualifying under section 401 of the Internal Revenue Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, we will take any necessary steps to resolve the matter, including removing that portfolio as an underlying Investment Option of the Separate Account. The Board of Directors of each fund company will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts. See the accompanying prospectuses of the portfolios for more information. (Also see the TRANSFERS section, Omnibus Orders.)

Disruptive Trading Procedures

Organizations or individuals that use market timing investment strategies and make frequent or other disruptive transfers should not purchase the Policy, unless such transfers are limited to Subaccounts whose underlying portfolio prospectuses specifically permit such transfers.

The Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading, programmed transfers, or transfers that are large in relation to the total assets of a Subaccount’s underlying portfolio can disrupt management of a Subaccount’s underlying portfolio and raise expenses. This in turn can hurt the performance of an affected Subaccount and therefore hurt your Policy’s performance. The risks and harmful effects of disruptive trading include:

▪	dilution of the interests of long-term investors in a separate account if market timers manage to transfer into a portfolio at prices that are below the true value or to transfer out of the portfolio at prices that are above the true value of the portfolio's investments (some market timers attempt to do this through methods known as "time-zone arbitrage" and "liquidity arbitrage");
▪	reduced investment performance due to adverse effects on portfolio management by:
•	impeding a portfolio investment adviser's ability to sustain an investment objective;
•	causing the portfolio to maintain a higher level of cash than would otherwise be the case;
•	causing a portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the portfolio; and
•	increased costs to you in the form of increased brokerage and administrative expenses. These costs are borne by all Policy owners invested in those separate accounts, not just those making the transfers.

Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Policy Owners should be aware that we are contractually obligated to provide, at the portfolio investment adviser's request, Policy Owner transaction data relating to trading activities, including tax identification numbers and other identifying information contained in our records to assist in identifying any pattern or frequency of Subaccount transfers that may violate the portfolio's trading policies. We are obligated to follow each portfolio investment adviser's instructions regarding enforcement of their trading policy. On receipt of written instructions from a portfolio investment adviser, we will restrict or prohibit further purchases or transfers by Policy Owners identified as having engaged in transactions that violate the portfolio's trading policies. We are not authorized to grant exceptions to an underlying portfolio's trading policy. Please refer to each portfolio's prospectus for more information on its trading policies.

We reserve the right to reject or restrict, in our sole discretion, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions. We further reserve the right to impose restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy owners. Restrictions may include changing, suspending or terminating telephone, online and facsimile transfer privileges. We will enforce any Subaccount underlying portfolio investment adviser's restrictions imposed upon transfers considered by the portfolio investment adviser to be disruptive. Our disruptive trading procedures may vary from Subaccount to Subaccount, and may also vary due to differences in operational systems and contract provisions. However, any Subaccount restrictions will be uniformly applied; we do not make special arrangements or grant exceptions or waivers to accommodate any persons or class of persons with regard to these procedures.

There is no assurance that the measures we take will be effective in preventing market timing or other excessive transfer activity. Our ability to detect and deter disruptive trading and to consistently apply our disruptive trading procedures may be limited by operational systems and technological limitations which may result in some Policy Owners being able to market time. Also, because other insurance companies and retirement plans may invest in Subaccount underlying portfolios, we cannot guarantee that Subaccount underlying portfolios will not suffer harm from disruptive trading within contracts issued by them.

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Excessive Transfers

We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we will consider, among other things:

▪	the total dollar amount being transferred;
▪	the number of transfers you make over a period of time;
▪	whether your transfers follow a pattern designed to take advantage of short term market fluctuations, particularly within certain Subaccount underlying portfolios;
▪	whether your transfers are part of a group of transfers made by a third party on behalf of individual Policy Owners in the group; and
▪	the investment objectives and/or size of the Subaccount underlying portfolio.

PREMIUMS

POLICY APPLICATION AND ISSUANCE

Replacing an existing life insurance policy is not always your best choice. Evaluate any replacement carefully.

The Insured must not be older than age 80 on the Insured's birthday nearest to the Policy Date. The minimum initial Specified Amount of life insurance is $100,000. We may reduce the initial Specified Amount for Policies issued in connection with group or sponsored arrangements. See the Special Arrangements section, below, for details. To purchase a Policy, you must submit an application, at least the Initial Premium (see below), and provide evidence of the proposed Insured's insurability satisfactory to us. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject any application or premium. If we issue a Policy, insurance coverage will be effective as of the Policy Date.

When you apply for your Policy, you will choose one of three death benefit options, which will be used to determine the death benefit.

Application in Good Order

All application questions must be answered, but particularly note these requirements:

▪	The Owner's and Insured's full name, Social Security number (tax identification number for a business or trust Owner), date of birth, and certain other required information must be included.
▪	Your premium allocations must be complete, be in whole percentages, and total 100%.
▪	Initial Premium requirements must be met (see below).
▪	Your signature and your representative's signature must be on the application.
▪	City, state and date the application was signed must be completed.
▪	You must provide all information required for us to underwrite your application (including health and medical information about the Insured, and other information we consider relevant).
▪	Please give us your e-mail address to facilitate receiving updated Policy information by electronic delivery.
▪	There may be forms in addition to the application required by law or regulation, especially when a replacement of other coverage is involved.
▪	Your representative must be both properly licensed and appointed with us.

Premium Requirements

Your premium checks should be made payable to "Ameritas Life Insurance Corp." We reserve the right to reject any premiums. We may postpone crediting payment of your initial premium made by personal check until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources.

Initial Premium

▪	At least the Monthly Deduction times the number of months between the Policy Date and the date the Policy is issued plus one month.

Additional Premiums

▪	Payment of additional premiums is flexible, but must be enough to cover Policy charges.
▪	If a premium increases the Net Amount at Risk, it is subject to evidence of the Insured's continued insurability and our underwriting requirements as to the amount of the increase.
▪	Planned Periodic Premiums may be paid annually, semi-annually, quarterly, or monthly. You may change your Planned Periodic Premium, subject to our approval. Because Account Value can fluctuate depending upon the performance of your selected variable Investment Options, payment of your Planned Periodic Premiums does not guarantee that your Policy will remain in force. Your Policy can lapse even if you pay all Planned Periodic Premiums on time.
▪	If there is a Policy Loan, you should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Account Value.
▪	We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.
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ACCOUNT VALUE

On your Policy's Issue Date, Account Value equals your initial Net Premium (premium less the Percent of Premium Charge) less any Monthly Deduction since the Policy Date. On any Business Day thereafter, your total Account Value equals the sum of Account Value in the Separate Account variable Investment Options, the Fixed Account, and the Loan Account, plus any Net Premium received that Business Day, but not yet allocated.

Separate Account Value

Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Account Value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Accumulation Units held in the Subaccount. We will determine the value of the assets of each Subaccount at the close of trading on the New York Stock Exchange on each Business Day.

The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount on any Business Day equals the unit value of the Subaccount on the previous Business Day multiplied by the net investment factor for the Subaccount. The net investment factor for each Subaccount can be determined on any Business Day by using the following calculation:

▪	the net asset value per share of the Subaccount's underlying portfolio as of the end of the current Business Day, plus the per share amount of any dividend or capital gain distribution paid by that underlying portfolio since the previous Business Day, plus the per share amount of any taxes payable by the Separate Account; divided by the net asset value per share of the Subaccount's underlying portfolio as of the end of the previous Business Day, minus
▪	the daily risk charge.

Because the net investment factor may be greater than, less than, or equal to 1, unit values may increase or decrease from one Business Day to the next.

When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on that Business Day. Each transaction described below will increase or decrease your Accumulation Units.

The number of Accumulation Units in a Subaccount will increase when:

▪	Net Premiums are credited to it; or
▪	amounts are transferred to it from other Subaccounts, the Fixed Account, or the Loan Account.

The number of Accumulation Units in a Subaccount will decrease when:

▪	partial withdrawals (and any partial withdrawal charges) are taken from it;
▪	Advisory Fees, if applicable, are taken from it;
▪	Monthly Deductions are taken from it;
▪	transfer charges are taken from it; or
▪	amounts are transferred out of it into other Subaccounts, the Fixed Account, or the Loan Account.

Fixed Account Value

The Account Value of the Fixed Account on any Business Day equals:

▪	Net Premiums credited to the Fixed Account; plus
▪	any transfers from the Subaccounts or the Loan Account to the Fixed Account; plus
▪	interest credited to the Fixed Account; minus
▪	any partial withdrawal (and partial withdrawal charge) taken from the Fixed Account; minus
▪	any Advisory Fees, if applicable, taken from the Fixed Account; minus
▪	the Fixed Account's share of any Monthly Deductions from Account Value; minus
▪	any transfer charges taken from the Fixed Account; minus
▪	amounts transferred from the Fixed Account to the Subaccounts or the Loan Account.

Loan Account Value

The Account Value in the Loan Account on any Business Day equals:

▪	amounts transferred to the Loan Account from the Investment Options (the Subaccounts and the Fixed Account); plus
▪	interest credited to the Loan Account; minus
▪	amounts transferred from it into the Investment Options.

(Also see Defined Terms for the definition of "Policy Loan.")

POLICY CHANGES

You may request to change your Specified Amount, death benefit option, or riders. Any change to your Policy is effective only if by Written Notice on a form acceptable to us, and then only when recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this prospectus' first two pages and last page.

When a Policy change is made, we will send you a revised Policy schedule that will show the updated coverage and any new charges.

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A change of Owner may be made at any time by Written Notice. Unless you specify otherwise, the change will take effect on the date Written Notice is signed by you. Such change of Owner is subject to any action we take prior to the date we receive Written Notice when based on instructions we received from the Owner of record.

"Right to Examine" Period

You may cancel your Policy for a refund during your "right to examine" or "free look" period. This period expires 10 days after you receive your Policy (30 days after if it is a replacement for another policy), or 45 days after your application is signed, whichever is later. The "right to examine" period is longer in some states, ranging from 15 to 30 days. If you decide to cancel the Policy, you must return it by mail or delivery to the home office or to the Ameritas Life selling representative by the date the "right to examine" period expires. Your Policy will be void from the beginning. We will refund the premiums paid minus Policy Loan Balance and partial withdrawals, unless otherwise required by state law.

Prior to the Right to Examine Transfer Date, we will hold your initial Net Premium and any additional Net Premiums in the Money Market Subaccount. On the Right to Examine Transfer Date, we will invest your Account Value, which will include investment performance results, in the Investment Options pursuant to your application allocation instructions. If, by the Right to Examine Transfer Date, you decide to cancel your Policy, we will refund the premiums paid minus Policy Loan Balance and partial withdrawals.

Optional Features

Subject to certain requirements, one or more of the optional insurance benefits described in OTHER BENEFITS UNDER THE POLICY may be added to your Policy by rider. The cost of any optional insurance benefit will be deducted monthly from Account Value as stated in this prospectus' CHARGES section.

Nonparticipating

The Policy is nonparticipating. No dividends will be paid under the Policy.

Special Arrangements

Where permitted by state regulation, we may make Policies available through various special arrangements. We may reduce or waive the premium charge and/or the monthly administrative charge under Policies purchased by:

1.	our directors, officers, current or retired employees ("employees"), or agents, or affiliates thereof, or their spouses or dependents;
2.	directors, officers, employees, or agents of broker-dealers that have entered into selling agreements with Ameritas Investment Company, LLC ("AIC") relating to the Policies, or their spouses or dependents; or
3.	directors, officers, employees, or affiliates of the portfolios or investment advisers or sub-advisers or distributors thereof, or their spouses or dependents.

Any interested person can contact our Service Center concerning the availability of special arrangements. In addition, in the future, we may reduce or waive the premium charge if a Policy is purchased by the Owner of another policy we issued, and/or through transfer or exchange from a life insurance policy we issued, each in accordance with rules we establish and apply on a uniform basis. Reductions or waivers of the premium charge and the monthly administrative charge reflect the reduced sales and administrative effort associated with Policies sold to the Owners specified.

We may issue Policies to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals. An example of such an arrangement is a non-qualified deferred compensation plan. A "sponsored arrangement" includes but is not limited to a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis. The Policies may not be available in connection with group or sponsored arrangements in all states.

For Policies issued in connection with group or sponsored arrangements, we may reduce or waive one or more of the following charges: the premium charge; the monthly charge for the cost of insurance; rider charges; monthly administrative charges; daily risk charges (for mortality and expense risk); and/or the transfer charge. We may also reduce the minimum Specified Amount per Policy. In addition, the interest rate credited on amounts taken from the Subaccounts as a result of a loan may be increased for these Policies. We will waive or reduce these charges as described below and according to our rules in effect when the Policy application is approved.

To qualify for a waiver or reduction, a group or sponsored arrangement must satisfy certain criteria, for example, size of the group, or number of years in existence. Generally, the sales contacts and effort, administrative costs, insurance cost, and mortality and expense risk per Policy may vary based on such factors as the size of the group or sponsored arrangement, its stability, the purposes for which the Policies are purchased, and certain characteristics of its members (including underwriting-related factors that we determine result in lower anticipated expenses of providing insurance coverage, and/or lower mortality and expense risk, under Policies sold to members of the group or through the sponsored arrangement). The amount of any reduction and the criteria for qualification will reflect the reduced sales and administrative effort resulting from sales to qualifying group or sponsored arrangements, and/or the reduced anticipated cost of insurance or mortality and expense risk under such Policies. We may modify from time to time the amount or availability of any charge reduction or waiver, or the criteria for qualification.

Charge reductions or waivers will not be unfairly discriminatory against any person, including the affected Owners and all other owners of Policies funded by the Separate Account.

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STANDARD DEATH BENEFITS

The principal purpose of the Policy is to provide a death benefit upon the Insured's death, but before then you may also borrow against the Policy's Cash Surrender Value, take a partial withdrawal, or fully Surrender it for its Cash Surrender Value. Tax penalties may apply to amounts taken out of your Policy. The Policy will terminate and all insurance will stop when the Insured dies.

DEATH BENEFIT

Upon the Insured's death, we will pay to the Policy Beneficiary:

▪	the death benefit on the Insured's life under the death benefit option in effect; plus
▪	any additional life insurance proceeds provided by any optional benefit or rider; minus
▪	any Policy Loan Balance; minus
▪	any Policy Lien Balance; minus
▪	any overdue Monthly Deductions, including the Monthly Deduction for the month of death.

We will pay the death benefit proceeds after we receive satisfactory proof that the Insured died while the Policy was in force and other proof that we may require in order to investigate the claim. We will pay the death benefit proceeds in a lump-sum payment to the Beneficiary. We will include interest from the Insured's date of death to the payment date. The rate of interest will be at least the amount required by law. Full payment of the death benefit proceeds discharges us from any and all claims.

Death Benefit Options

When you apply for your Policy, you will choose one of the three death benefit options, which will be used to determine the death benefit. Your Account Value and death benefit may vary based on the performance of the variable Investment Options you select. If we issue a Policy, insurance coverage will be effective as of the Policy Date.

Death Benefit Option A

Under Option A, the death benefit is the greater of:

▪	the Specified Amount of insurance coverage; and
▪	the Account Value multiplied by the Corridor Factor.

Death Benefit Option B

Under Option B, the death benefit is the greater of:

▪	the Specified Amount of insurance coverage plus the Account Value; and
▪	the Account Value multiplied by the Corridor Factor.

Death Benefit Option C (available at issue only)

Under Option C, the death benefit is the greater of:

▪	the Specified Amount of insurance coverage plus the sum of premiums paid minus the sum of partial withdrawals taken; and
▪	the Account Value multiplied by the Corridor Factor.

If you select Option C and the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the Specified Amount.

When you apply for your Policy, you will also choose one of two alternative tests to evaluate whether your Policy qualifies as a life insurance contract under the Internal Revenue Code. Once you have chosen a test for tax qualification, you cannot change it. If you choose the guideline premium test ("GPT"), total premium payments may not exceed the guideline premium payment limitations for life insurance set forth under the Internal Revenue Code. If you choose the cash value accumulation test ("CVAT"), the guideline premium limitations do not apply. The Corridor Factors are shown in the Policy schedule.

Changes in Death Benefit Option

You select the death benefit option when you apply for the Policy. You also may change the death benefit option after the first Policy year, as discussed below.

Changes in Death Benefit Option Rules

▪	Your request for a change must be by Written Notice.
▪	You may not change from Death Benefit Option A or B to Death Benefit Option C.
▪	You can only change your Policy death benefit option once each Policy year. The change will be effective on the Monthly Date after we receive (or, if evidence of insurability is necessary, after we approve) your Written Notice.
▪	There is no fee to change your Policy death benefit option.
▪	Changing from Option B to Option A, or from Option C to Option A: The Specified Amount will not change, and the death benefit will be reduced to equal the Specified Amount.
▪	Changing from Option A to Option B, or from Option C to Option B: The Specified Amount will be adjusted so that the Net Amount at Risk is unchanged.
▪	The change is allowed only if the new Specified Amount of insurance meets the requirements stated in the Changes in Specified Amount section, below.

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Changes in Specified Amount

The initial Specified Amount is set at the time we issue your Policy. The Specified Amount may change from time to time, as discussed below. A change in Specified Amount could have federal tax consequences (See the TAX MATTERS section).

On or after one year from the Policy Date, you may change the current Specified Amount of insurance coverage by Written Notice on a form provided by us, and subject to our approval.

INCREASE in Coverage Rules

▪	The minimum amount of an increase in Specified Amount of insurance coverage is $25,000.
▪	An increase of the Specified Amount will require evidence of insurability satisfactory to us and be subject to our underwriting limits in place at that time.
▪	Any increase of the Specified Amount will be subject to increased cost of insurance charges and monthly Specified Amount charges, based on the Insured's gender and the Issue Age and rate class for the increase. You will receive a revised Policy schedule stating the increased charges.

DECREASE in Coverage Rules

▪	The amount of any decrease may be no less than $1,000.
▪	Any reduction in the Specified Amount will be in the following order:
•	first, reduce the most recent increase of the Specified Amount;
•	then, the next most recent increases; and
•	finally, the Policy's initial Specified Amount.
▪	Any decrease of the Specified Amount you request will not reduce the monthly Specified Amount charges in effect at the time of the decrease.
▪	The Specified Amount of coverage after the decrease must be at least $50,000. We may limit any requested decrease to the amount necessary to keep the Policy in compliance with maximum premium limits under federal tax law.

No Maturity Date

This Policy does not have a maturity date. If the Insured is still living at Attained Age 121, all Monthly Deductions will cease, and we will not accept any additional premiums except for amounts required to keep the policy in force. New loans and loan repayments can continue to be made and the loan balance will continue to accrue interest. The death benefit option will be changed to Option A, and partial withdrawals are not permitted after Attained Age 121. You may Surrender your policy if you do not want coverage to continue past Attained Age 121. Continuing coverage beyond attained age 121 may disqualify the insurance for favorable tax treatment. You should consult a tax advisor before you choose to continue your policy after Attained Age 121.

Payment of Policy Proceeds

A primary function of a life insurance policy is to provide payment of Policy proceeds. Policy proceeds are payable upon the Insured's death, a full Surrender or partial withdrawal of Account Value, or upon any other benefit where certain proceeds are payable. We will make payment in a lump sum to the Beneficiary.

Rules for Payment of Policy Proceeds

▪	Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us.
▪	We may require proof of your age or survival or the age or survival of the payee.
▪	No payee may commute, encumber or alienate any proceeds under this Policy before they are due. No proceeds are subject to attachment for any debt or obligation of any payee.

Payment of Death Benefit Proceeds

We may pay death benefit proceeds in a lump sum by establishing an interest bearing account for the Beneficiary, in the amount of the death benefit proceeds payable. The same interest rate schedule and other account terms will apply to all Beneficiary accounts in place at any given time. We will send the Beneficiary a checkbook within seven days after we receive all the required documents, and the Beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit proceeds payable. The account is part of our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our General Account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the General Account.

We will include interest from the Insured’s date of death to the payment date.

(1)	Interest will accrue at the rate set by the Company for interest credited on death benefit proceeds. In determining the effective annual rate, we shall use the rate in effect on the date of death.

(2)	Interest will accrue at the effective annual rate determined in item (1) above, plus additional interest at a rate of 10% annually beginning with the date that is 31 calendar days from the latest of items (a), (b) and (c) below to the date the claim is paid.
(a)	the date that we receive satisfactory proof of death of the Insured;
(b)	the date that we receive sufficient information to determine our liability, the extent of that liability, and the appropriate payee legally entitled to the proceeds;
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(c)	the date that legal impediments to payment of proceeds that depend on the action of parties other than us are resolved and sufficient evidence of the same is provided to us. Legal impediments to payment include, but are not limited to:
(i)	the establishment of guardianships and conservatorships;
(ii)	the appointment and qualification of trustees, executors and administrators; and
(iii)	the submission of information required to satisfy state and federal reporting requirements.

Misstatement of Age or Gender

If an Insured's age or gender has been misstated on the application, an adjustment will be made to reflect the correct age and gender. If the misstatement is discovered at death, the Policy death benefit and any additional benefits provided will be adjusted based on what the cost of insurance rate as of the most recent Monthly Date would have purchased at the Insured's correct age and gender. If the misstatement is discovered prior to death, the Cash Surrender Value will be adjusted, based on the Insured's correct age and gender, to reflect the expense charges, and cost of insurance rates from the Policy Date.

Suicide

We will terminate the Policy without payment of the death benefit and give back the premiums received, less any partial withdrawals and Policy Loan Balance, if the Insured, while sane or insane, commits suicide within two years (one year in North Dakota) after the date the Policy was issued. We will pay only the Monthly Deductions for an increase in Specified Amount of insurance if the Insured, while sane or insane, commits suicide within two years (one year in North Dakota) after the effective date of any increase. Riders to the Policy may have separate suicide provisions.

RELIANCE

The Policy was issued based on the answers in the application and supplemental applications. We have assumed all such answers to be true and complete. If any are not, we may, subject to the Incontestability provision, have the right to void the Policy and give back premiums paid, minus any loan balance and any partial withdrawals.

Incontestability

We will not contest the Policy, in the absence of fraud, after it has been in force while the Insured is alive for two years from the Issue Date, nor will we contest any increased benefits later than two years after the effective date of such increase. If you did not request the increase or if evidence of insurability was not required, we will not contest the increase. Increased benefits, for the purposes of this provision, shall include any favorable Policy changes you request. If the Policy is reinstated, the contestable period will start over again beginning on the reinstatement date, but only for statements made in the application for reinstatement. Riders to the Policy may have separate incontestability provisions.

Assignment

You may assign your Policy by giving Written Notice. We will not be responsible for the validity or tax consequences of an assignment. Unless you specify otherwise, the assignment will take effect on the date the Written Notice was signed by you. No assignment will be binding on us until we receive Written Notice. We will not be liable for any payments we make or actions we take before we receive Written Notice of an assignment. Your rights, and the rights of any Beneficiary or payee, will be subject to any assignment. An assignment is subject to any Policy Loan.

UNCLAIMED DEATH BENEFIT PROCEEDS

Every state has unclaimed property laws that generally declare life insurance policies to be abandoned after a period of inactivity of three to five years from the date any death benefit is due and payable. For example, if the payment of a death benefit has been triggered, and after a thorough search, we are still unable to locate the Beneficiary of the death benefit, the death benefit will be paid to the abandoned property investment division or unclaimed property office of the state in which the Beneficiary or the Policy Owner last resided, as shown on our books and records. (“Escheatment” is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation and within certain mandated periods. To prevent your Policy’s death benefit from being paid to the state’s abandoned or unclaimed property office, it is important that you update your Beneficiary designation—including complete names and complete address—if and as they change.

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OTHER BENEFITS AVAILABLE UNDER THE POLICY

In addition to the standard death benefit(s) associated with your Policy, other standard and/or optional benefits may be available to you. The following table(s) summarize information about those benefits. Information about the fees associated with each benefit included in the table(s) may be found in the FEE TABLE.

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations*
Accelerated Death Benefit for Terminal Illness Rider	This rider provides the ability to accelerate a portion of the death benefit to be a living benefit, allowing you to withdraw value from the Policy, as defined in the rider, in the event of diagnosis of terminal illness.	Standard	Available for Issue Ages 0-80. We charge an administrative fee when this rider is exercised. The administrative fee is added to the Lien Balance. The amount available is no more than 75% of the total Specified Amount, up to $1,000,000, payable under the Policy. Your death benefit and access to the Account Value will be reduced by the Lien Balance. We will charge interest on the Lien Balance. After we pay the accelerated benefit, your access to the Cash Surrender Value and Policy lapse benefits will be restricted to the excess of the Cash Surrender Value over any Lien Balance. You are required to pay the premium necessary to keep the base Policy and any attached riders in force. The accelerated death benefit must be requested before the Policy Anniversary on which the Insured attains the maximum acceleration age shown on the Policy schedule.
Advisory Fee Endorsement	This endorsement provides the ability to pay Advisory Fees to a registered investment advisor who has an agreement with the Policy owner. Advisory Fees shall not exceed 1.5% of the Account Value on an annualized basis.	Standard

Not available in North Dakota.

There is no minimum Advisory Fee amount. The maximum advisory fee amount is the lesser of (1) 1.5% of the Account Value on an annualized basis; or (2) the Cash Surrender Value minus the sum of the next three Monthly Deductions. In some cases, such as when the Policy's death benefit is driven by the Corridor Factor, withdrawing part of the Account Value may result in a death benefit reduction that is larger than the amount of the partial withdrawal.

Children's Insurance Rider	This rider provides term life insurance protection, as defined in the Rider, for the Insured's children.	Optional	Available after issue for covered children with evidence of insurability. The amount of available coverage is $25,000 of life insurance for the Insured's children. Insurance on each covered child continues until the child’s 25th birthday. The rider terminates on the anniversary nearest the insured’s 70th birthday, on the first Monthly Date following Written Notice to drop the rider, or when the base policy terminates.
Overloan Protection Benefit Endorsement	This endorsement protects your Policy from lapsing under certain conditions when your outstanding Policy Debt is large relative to your Account Value and Specified Amount.	Standard for Owners that select the guideline premium test ("GPT")	Endorsement may be exercised if the Insured is Insured age 75 or older. The Policy must be in its 11th Policy year or later. The outstanding Policy Debt must be more than 92.5%, but less than 96% of the Account Value. If the outstanding Policy Debt is greater than 96% of your Account Value, you can repay Policy

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Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations*
Overloan Protection Benefit Endorsement, continued			Debt to bring the balance within the range of 92.5% and 96% of your Account Value. The outstanding Policy Debt must be more than the Specified Amount. For Owners that select the guideline premium test ("GPT"), the endorsement is "inherent" (i.e. added to all Policies). The endorsement is unavailable for Owners that select the cash value accumulation test ("CVAT"). The endorsement has no cost until the Owner elects the option. If this rider is elected, any rider attached to the Policy will terminate. Further no additional premiums will be accepted.
Waiver of Monthly Deduction Rider	This rider provides that during periods of the Insured's total disability, as defined in the rider, certain Policy charges and charges for any Policy riders will be waived.	Optional	Available for Issue Ages 0-55. Available after initial policy issue with satisfactory evidence of insurability. Must provide proof of total disability within one year after disability begins and while the Insured is in the state of being totally disabled. Disability also needs to have begun while policy was in force and has continued for six months. If the disability occurs before Attained Age 60, the benefit will be paid as long as the Insured remains disabled. The benefit period is limited if the disability occurs after Attained Age 60. The rider terminates when the Insured is Attained Age 65 (however, the termination will not affect certain eligible claims, as described in the Policy) when the owner requests to terminate the rider, or when the policy terminates.
Waiver of Specified Premium Rider	This rider provides payment of a specified premium to be credited to the Policy as premium paid during continued covered disability of the Insured after the total disability has continued for six consecutive months while the Policy and this rider are in force.	Optional	Available for Issue Ages 0 – 55. Additional premium payments may be required to keep the Policy in force. If the disability occurs before age 60, we will credit specified premium during the entire disability while the Policy remains in force. If the disability occurs on or after age 60, but before age 65, premium will be credited to the Policy while the disability continues until the Policy Anniversary nearest the Insured's 65th birthday. No benefit will be paid if disability results from or is contributed to the exclusions and limitations listed below. This rider does not have Cash Surrender Value or loan value.
Dollar Cost Averaging ("DCA")	This is a systematic transfer program that allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account.	Standard	Automatic transfers can only occur monthly. The minimum transfer amount out of the Money Market Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time DCA is established.
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Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations*
Dollar Cost Averaging ("DCA"), continued			While a DCA program is in effect, elective transfers out of the Fixed Account are prohibited. DCA program transfers cannot begin before the end of a Policy's Right to Examine Transfer Date. You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Money Market Subaccount or the Fixed Account is less than $100. DCA is not available when the Portfolio Rebalancing Program is elected.
Portfolio Rebalancing Program ("PBL")	This is a systematic transfer program that allows you to rebalance your Account Value among designated Subaccounts.	Standard	The Fixed Account can be included or excluded from this program. You may have rebalancing occur quarterly, semi-annually or annually. PBL is not available when the DCA Program is elected.
Earnings Sweep Program	This is a systematic transfer program that allows you to rebalance your Account Value by automatically allocating earnings from your Subaccounts among designated Investment Options.	Standard	You must request the Earnings Sweep program, give us your allocation instructions. You may have your earnings sweep quarterly semi-annually or annually.
Loans	You may obtain a loan secured by the Cash Surrender Value of your Policy.	Standard

Any loan transaction will permanently affect your Account Value. We may require you to sign a loan agreement. The Policy must be assigned to us as security for the loan.

Interest accrues daily and becomes a part of the Policy Loan Balance. Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest only from the Policy Investment Options you designate; if that is not possible (due to insufficient value in an Investment Option you elect) or you have not provided such instructions, we will deduct loan interest on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account.

You may borrow no more than: (1) the Cash Surrender Value; minus (2) loan interest on the Policy Loan Balance including the requested loan to the next Policy Anniversary; minus the sum of the next three Monthly deductions.

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Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations*
Loans, continued

Any loan transaction will permanently affect your Account Value. We may require you to sign a loan agreement. The Policy must be assigned to us as security for the loan.

Interest accrues daily and becomes a part of the Policy Loan Balance. Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest only from the Policy Investment Options you designate; if that is not possible (due to insufficient value in an Investment Option you elect) or you have not provided such instructions, we will deduct loan interest on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account.

You may borrow no more than: (1) the Cash Surrender Value; minus (2) loan interest on the Policy Loan Balance including the requested loan to the next Policy Anniversary; minus the sum of the next three Monthly deductions.

If the Policy Loan Balance exceeds Account Value minus accrued expenses and charges, you must pay the excess or your Policy will lapse.

The death benefit will be reduced by the amount of any Policy Loan Balance on the date of the Insured's death.

We may defer making a loan from the Fixed Account for up to six months unless the loan is to pay premiums to us.

*We may discontinue offering, or modify the terms of, optional benefits for new sales at any time.

ADDITIONAL INFORMATION ON BENEFITS AVAILABLE UNDER THE POLICY

The examples listed below are hypothetical assumptions and illustrations with the purpose of explaining the operation of the benefits. The investment results reflected are not representative of past or future performance. Actual performance results will vary.

Accelerated Death Benefit For Terminal Illness Rider (Standard)

Benefits paid under this rider may be taxable. Some of the benefits provided by this rider are intended to be non-taxable. However, changes to tax law can change the taxability of benefits. We recommend that you contact your tax advisor to assess the impact of these benefits.

YOUR DEATH BENEFIT AND ACCESS TO THE ACCOUNT VALUE WILL BE REDUCED BY THE LIEN BALANCE.

We will accelerate the payment of the death benefit for a qualifying event subject to the provisions of this rider. The accelerated payment is referred to as an accelerated death benefit.

The qualifying event covered under this rider is terminal illness. Terminal illness means the Insured has been certified by a physician as having an illness or physical condition which can reasonably be expected to result in death within 12 months after the date of certification. Physician is defined as a doctor of medicine or osteopathy (other than you, your spouse, domestic partner, a member of your family, a business or professional partner, or any person with whom you

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share a financial or business interest) licensed to practice medicine and surgery in the state in which he or she practices and who is practicing within the scope of such license in the United States.

The minimum and maximum terminal illness accelerated death benefit amounts that we will pay are shown on the policy schedule.

The accelerated death benefit will be paid in a lump sum. The accelerated death benefit will be paid to you or your estate while the Insured is living, unless the death benefit has been otherwise assigned or designated by you. The accelerated death benefit must be requested before the Policy Anniversary on which the Insured attains the maximum acceleration age shown on the policy schedule.

The accelerated death benefit plus any administrative fee plus accrued interest will be a lien against the death benefit proceeds. After an accelerated death benefit has been paid both your access to the Cash Surrender Value and Policy Lapse benefits will be restricted to the excess of the Cash Surrender Value over any Lien Balance. On the date of death, the death benefit proceeds will be reduced by the amount of any Lien Balance and any Loan Balance.

After a request for an accelerated death benefit and upon the payment of an accelerated death benefit, you and any irrevocable Beneficiary will be provided with a benefit statement demonstrating the effect of the accelerated death benefit on the death benefit proceeds, Cash Surrender Value, premium, Policy Loans and Policy Liens.

If the Insured dies before the accelerated death benefit payment is made, then the accelerated death benefit is terminated and the remaining death benefit will be paid pursuant to the policy. If the Insured dies after you request the accelerated death benefit but before the accelerated death benefit payment is received, then the request shall be canceled and the death benefit paid pursuant to the policy.

The accelerated death benefit payment will be first used to repay a portion of any outstanding loan balance under the policy. The portion to be repaid will be determined by the product of the loan balance and the amount of the accelerated death benefit payment divided by the eligible amount under the policy as of the date the accelerated death benefit is paid. The remaining accelerated death benefit will be paid to you.

Upon the death of the Insured, we will pay at least the residual death benefit shown on the policy schedule, reduced by the amount of any partial withdrawals taken after the first accelerated death benefit request and any loan balance.

The eligible amount is the Specified Amount on the base policy at the time of the accelerated death benefit request.

Accelerated death benefits are subject to the following conditions:

(1)	We must receive a written claim form that will be provided by us within 10 working days after you request it. If the claim form is not provided within 10 days, it is considered that the claimant complied with the claim requirements if the claimant submits written proof covering the occurrence, the character, and the extent of the occurrence for which the claim is made. Payment of the accelerated death benefit is due immediately upon receipt of the due written proof of eligibility;
(2)	The Insured must provide satisfactory proof that the Insured has suffered a qualifying event. Satisfactory proof for a qualifying event must be certified by a physician. Such satisfactory proof must specify that the Insured has been diagnosed as having a terminal illness;
(3)	We reserve the right to obtain a second medical opinion at our expense. In the event of conflicting medical opinions, a third opinion at our expense from an agreed upon licensed health care practitioner will control;
(4)	Any amount required to prevent the policy from terminating must be paid before any accelerated death benefit will be paid;
(5)	Any existing assignee or lienholder must release their assignment or existing lien;
(6)	Any irrevocable Beneficiary must consent in writing to your request for the accelerated death benefit;
(7)	You must assign the policy to us for an amount equal to the Lien Balance. No further changes to the policy will be permitted without our consent;
(8)	The accelerated death benefit payment on the Insured from this policy will not exceed the maximum accelerated death benefit amount shown on the policy schedule; and
(9)	This rider allows for the accelerated payment of death benefit proceeds, which would otherwise be payable to the Beneficiary of the policy. You are not eligible for this benefit if you will be required by:
(a)	law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or
(b)	a government agency to use this benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.

After payment of the accelerated death benefit, you are required to pay the premium necessary to keep the base policy and any attached riders in force.

Optional rider benefits under this policy will continue to remain in force subject to the terms and conditions of the policy and riders. Charges for optional riders will be calculated according to the terms of the rider form. Payment of the accelerated death benefits will have no effect upon any Accidental Death Benefit Riders or Children's Insurance Riders.

We will charge interest on the Lien Balance. The interest charged will be accrued daily to the Lien Balance. You may repay any portion of the outstanding Lien Balance at any time before the Insured's death.

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The maximum lien interest rate will be the greater of: the current yield on ninety-day treasury bills; or

(1)	the current maximum statutory adjustable Policy Loan interest rate.
(2)	If the index used in the maximum statutory adjustable Policy Loan interest rate is discontinued, we will use an appropriate substitute index subject to the approval of the Interstate Insurance Product Regulation Commission.

However, the maximum lien interest rate will never exceed the rate shown on the policy schedule. We have the option of charging less.

The interest rate used on the portion of the Lien Balance that is equal to or less than the amount of the Cash Surrender Value will be no more than the Policy Loan interest rate. Lien interest will not be charged if it would cause the Lien Balance to be greater than the following:

Specified Amount of the base policy; plus

(1)	loan balance, if any; minus
(2)	the greater of 0 or the residual death benefit minus loan balance.

We reserve the right to assess an administrative fee of not more than the maximum administrative fee shown on the policy schedule to process an accelerated death benefit request under this rider. The fee will be added to the lien at the time the accelerated death benefit is paid.

The effective date of this rider is shown on the policy schedule.

If the policy lapses and is reinstated, this rider will automatically be reinstated with the policy. Any Lien Balance that was outstanding at the time the policy lapsed will be reinstated with accrued interest as if the policy had not lapsed.

This rider will end at the earlier of Written Notice from you or termination of the Policy. If the accelerated death benefit is terminated, this shall not prejudice the payment of benefits for any qualifying event that occurred while the form was in force.

Example: An Insured is diagnosed with a terminal illness with a certified life expectancy of 12 months or less. This rider gives the Insured the right to accelerate the lesser of 75% or $1,000,000 of the Specified Amount, plus the administrative fee, which will be held as an interest-accruing lien against the remaining death benefit. If the client has a $1 million death benefit, they would be able to accelerate up to $750,000.

Advisory Fee Endorsement (Standard)

You may have an independent agreement between you and a registered investment advisor. Advisory Fees are used to compensate an advisor for any management of your Policy subject to the terms you and your advisor have mutually agreed upon. The Advisory Fees deducted from your Policy are to pay for management and advice by your registered investment advisor pertaining to this Policy. Advisory Fees will not exceed 1.5% of the Account Value on an annualized basis and are not subject to a withdrawal charge. There is no minimum Advisory Fee amount. The maximum advisory fee amount is the lesser of:

▪	1.5% of the Account Value on an annualized basis; or
▪	The Cash Surrender Value minus the sum of the next three Monthly Deductions.

Advisory fees result in (1) cancellation of the Accumulation Units from each applicable Subaccount; and (2) a reduction of the Account Value in the Fixed Account by the amount of the Advisory fee taken from the Fixed Account. In some cases, such as when the Policy's death benefit is driven by the Corridor Factor, withdrawing part of the Account Value may result in a death benefit reduction that is larger than the amount of the partial withdrawal. You may tell us how to deduct the Advisory Fee from the Investment Options, provided that the remaining Account Value in each Subaccount is not less than the minimum subaccount balance shown on the Policy schedule. If you do not, we will deduct it Pro-Rata.

These Advisory Fees may be considered withdrawals from the Policy for tax purposes. The Specified Amount will not be reduced by the amount of these Advisory Fees. Advisory Fees may not be taken after the Insured reaches Attained Age 121 or if the Policy is in a paid-up status.

Example: A Policy Owner has a relationship with a registered investment advisor who manages a portion of his/her assets. A portion of those assets are held as part of the VUL policy. The client has a compensation agreement with the advisor, and this endorsement allows the Policy Owner to use funds from the Policy to compensate their advisor. The client may select the percentage of compensation as well as the mode as long as the total compensation does not exceed 1.5% per year. After filling out the appropriate forms as required by us, we will use funds from the policy to compensate the advisor. When the funds are withdrawn from the policy, there will be no surrender charges or withdrawal charges assessed, and the withdrawals will not impact the Specified Amount of the policy. However, assume the Policy is utilizing Death Benefit Option A with a specified amount of $100,000 and has enough Account Value to result in a death benefit of greater than $100,000 after the application of the Corridor Factor. An Advisory Fee Withdrawal of $100 would result in a death benefit reduction of more than $100.

Children's Insurance Rider (Optional)

This rider insures each child of the Insured if the child is:

▪	named in the application for this rider; or
▪	born after the date of the application; or
▪	adopted by the Insured after the date of the application and before the child’s 18th birthday.
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This rider does not insure any child less than 15 days old nor after the child’s 25th birthday.

We will pay the benefit amount under this rider as soon as we receive satisfactory proof that an insured child died while this rider is in force. Unless otherwise provided, the benefit will be paid to:

▪	the policyholder, if living; otherwise
▪	the Beneficiary

If the Insured dies (except by suicide within two years of the effective date of this rider), existing insurance on each insured child will be continued at no cost until the child’s 25th birthday. If the Insured commits suicide during the first two years of the Policy, there is a 31-day period for conversion for each Insured child.

The rider may be converted on each insured child, without evidence of insurability subject to our rules as to the minimum amount, plan of insurance and age at issue, which are in effect on the date of conversion, if:

(1)       we receive a written application no later than 31 days after the insured child’s 25th birthday;

(2)       the new policy is any one of the permanent policies issued by us at the time of conversion; and

(3)       this rider is in force.

Before the insured child’s 25th birthday, the amount of the new policy may not exceed the benefit amount of the rider on the date of conversion. On or after the insured child’s 25th birthday, the amount of the new policy may not exceed five times the amount of insurance of this rider on the date of conversion.

The Policy Date of the new policy will be the date of conversion. Insurance under this rider on that insured child will terminate on the date of conversion. The incontestability and suicide provisions of the new policy shall be measured from the effective date of this rider up to the benefit amount of this rider on the date of conversion. For any additional face amount, the incontestability and suicide provisions will run from the effective date of the new policy.

This rider will terminate at the earliest of:

(1)	when the Policy terminates for any reason other than the death of the insured;

(2)   when we receive Written Notice from you requesting termination of this rider;

(3)   upon death of the insured by suicide within two years from the Issue Date of this rider;

(4)   on the expiry date shown on the Policy schedule; or

(5)	upon death of the last surviving additional insured.

This rider may be reinstated upon reinstatement of the Policy, if you provide us with evidence of insurability on each insured child. If this rider is reinstated, the contestable period will start over again beginning on the reinstatement date, but only for statements made in the application for reinstatement.

We will not contest this rider, in the absence of fraud, with respect to each insured child after the benefit amount on that child has been in force during that child’s life for two years. Our total liability will be to return the monthly rider charges paid while the insurance on that child’s life was in force. If this rider is reinstated, the contestable period will start over again beginning on the reinstatement date, but only for statements made in the application for reinstatement.

If any insured child under this rider commits suicide (while sane or insane) within two years after the date that child’s insurance starts, our total liability will be to return the monthly rider charges paid for this rider while the insurance on that child was in force.

We will deduct the monthly cost of this rider until it terminates. If the Insured dies (except by suicide within two years of the effective date of this rider), existing insurance on each insured child will be continued at no cost until the child’s 25th birthday.

This rider does not have Cash Surrender Value or loan value.

Example: A Policy Owner has this rider attached to their Policy covering their 10-year-old child for an amount of $25,000. That child then dies. A $25,000 death benefit would be paid for the death of the child upon satisfactory proof. This rider does not insure any child after the child's 25th birthday.

Overloan Protection Benefit Endorsement (Standard for Owners that select the guideline premium test ("GPT"))

The benefit provided by this endorsement will keep your Policy from lapsing when you have a large outstanding Loan Balance by providing paid-up life insurance. When the conditions specified below are met we will notify you that you may elect this benefit by Written Notice. If the Policy has entered a grace period, we will mail you a notice of eligibility and the following will apply:

(1)	We will mail the notice at least 31 days prior to the end of the grace period. Your Written Notice must be postmarked by the end of the grace period and while the Insured is alive.
(2)	If our notice is sent less than 31 days prior to the end of the grace period, your Written Notice must be postmarked within 30 days of the date of your receipt of the notice and while the Insured is alive.

Once you have elected this benefit, your Policy will not lapse or mature. We will notify you when this benefit has been exercised with the changes to your Policy.

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You may elect this benefit only if the following requirements are met:

(1)	the Insured is age 75 or older;
(2)	the Policy is in its 11th Policy year or later;
(3)	the outstanding Loan Balance is more than 92.5%, but less than 96% of the Account Value. If the outstanding Loan Balance is greater than 96% of your Account Value, you can repay Loan Balance to bring the balance within the range of 92.5% and 96% of your Account Value;
(4)	the outstanding Loan Balance is more than the Specified Amount; and
(5)	The Internal Revenue Code Life Insurance Qualification Test chosen at policy issue was the guideline premium test ("GPT").

Electing this benefit will change your Policy as follows:

(1)   We will deduct 3.5% of the Account Value on the date you elect this benefit. There is no charge if this benefit is not elected.

(2)	After we take the 3.5% deduction, we will set the Specified Amount to 105% of the remaining Account Value. No further changes in the Specified Amount will be allowed.
(3)	We will set the death benefit option to Option A as described in this Death Benefit section. No further changes in the death benefit option will be allowed.

(4)   The death benefit at any time after you elect the benefit will equal the greatest of:

a.	the Specified Amount;
b.	the Account Value times the Corridor Factor as shown in your Policy Schedule; or
c.	the outstanding Loan Balance times the Corridor Factor as shown in your Policy Schedule.

(5)   The death benefit proceeds will equal the death benefit on the Insured’s date of death minus any outstanding Loan Balance.

(6)   Any rider attached to the Policy will terminate, and any charges or fees associated with the riders will cease.

(7)   We will not accept any additional premiums.

(8)   You may not take additional partial withdrawals and loans, except for automatic loans to cover loan interest not paid when due.

(9)   We will stop taking Monthly Deductions.

(10) All amounts not allocated to the Loan Account must be allocated to the Fixed Account.

This benefit will terminate at the earliest of:

(1)	when the Policy terminates; or
(2)	when we receive Written Notice from you requesting termination of this rider.

This endorsement may be reinstated upon reinstatement of the Policy.

Electing the benefit provided by this endorsement may have adverse tax consequences. The Internal Revenue Service has not ruled on the use of this endorsement. We strongly urge you to consult legal counsel and your personal tax adviser before electing this benefit.

Example: An Insured with Attained Age 80 is in their 20th Policy year. The Loan Balance is between 92.5% and 96% of the Account Value, and the Loan Balance is greater than the Specified Amount. The Internal Revenue Code Life Insurance Qualification Test chosen at policy issue was the Guideline Premium Test. The Insured chooses to elect the Overloan Protection Benefit Endorsement. A charge of 3.5% of the Account Value is taken from the Policy, the Specified Amount is set to 105% of the remaining Account Value. The Death Benefit Option is changed to Death Benefit Option A, no further premiums are accepted, all riders are terminated, Monthly Deductions cease, all amounts not allocated to the Loan Account must be allocated to the Fixed Account, and no further changes to the Policy are allowed. Upon death, the Beneficiary receives the death benefit minus any outstanding Policy Debt.

Waiver of Monthly Deduction Rider (Optional)

We will waive the Monthly Deduction for the Policy during continued covered disability of the Insured while the Policy and this rider are in force. If this benefit is in effect, all benefits included under the Policy shall continue in force subject to the Policy Loan provisions.

Any Policy adjustments made will increase or decrease the Monthly Deduction accordingly.

The Insured is considered to be totally disabled if:

(1)	During the first 24 months of total disability, the Insured is unable to perform any of the substantial and material duties of his or her occupation for wage or profit, due to sickness or accidental bodily injury. Being a homemaker or student is considered engaging in work for wage or profit; and,
(2)	After the first 24 months of total disability, the Insured is unable to perform any of the substantial and material duties of his or her occupation for wage or profit, or any other occupation for which he or she becomes reasonably suited by education, training or experience, due to sickness or accidental bodily injury. Being a homemaker or student is considered engaging in work for wage or profit.
(3)	Upon the total and permanent loss, by Insured of:
(a)	the sight of both eyes;
(b)	hearing of both ears;

(c)    speech;

Ameritas Advisor ClearEdge VUL	35

(d)	the use of both hands;
(e)	the use of both feet; or
(f)	the use of one hand and one foot.

We will waive the Monthly Deduction for the Policy upon receipt of satisfactory proof that:

(1)	the Insured is totally disabled; and
(2)	total disability began while this rider was in force; and
(3)	total disability has continued for six consecutive months.

If the Insured’s total disability begins before the Policy Anniversary nearest the Insured’s 60th birthday, we will waive the Monthly Deduction for the policy for the period that the Insured continues to be totally disabled. We will continue to waive the Monthly Deduction for the policy, while the policy remains in force.

If the Insured’s total disability begins after the Policy Anniversary nearest the Insured’s 60th birthday, we will waive the Monthly Deduction for the policy for the period that the Insured continues to be totally disabled, but only up to the Policy Anniversary nearest the Insured’s 65th birthday.

The premium must continue to be paid until the claim for waiver of Monthly Deduction is approved by us. A premium paid and later waived will be refunded. If total disability begins during a grace period, payment of the overdue premium is required to avoid a lapse of insurance before we approve the claim for waiver of Monthly Deduction.

Monthly Deductions credited by us will not be deducted from the death benefit proceeds.

Written Notice and satisfactory proof of the Insured’s total disability must be given to us while this rider is in force:

(1)	during the life of the Insured;
(2)	during the period of total disability;
(3)	within one year after the beginning of the total disability; and
(4)	before the Policy Anniversary nearest the Insured’s 65th birthday.

Failure to give Written Notice and satisfactory proof within one year will not cause the denial of a claim if it is shown that the Written Notice and satisfactory proof were given as soon as was reasonably possible. However, no amount due more than one year prior to our receipt of satisfactory proof of claim will be waived.

Satisfactory proof of continuance of total disability must be given to us as often as we reasonably require but not more frequently than once every 30 days. After the first two years of continuous disability, satisfactory proof will not be required more than once a year. Examination of the Insured at our expense by physicians approved by us may be required as part of any satisfactory proof. If satisfactory proof is not given to us when required, no further Monthly Deductions will be waived.

No benefit will be paid if disability results from or is contributed to by:

(1)	attempted suicide, or intentionally self-inflicted injury, while sane or insane;
(2)	an act of declared or undeclared war, whether or not the Insured is a member of any armed forces;
(3)	any active participation in a riot, insurrection or terrorist activity;
(4)	an attempt to commit, or commission of, an assault or felony;
(5)	voluntary intake or use by means of:
(a)	any drug, unless prescribed or administered by a physician and taken in accordance with the physician’s instructions; or
(b)	poison, gas or fumes, unless a direct result of an occupational accident;
(6)	intoxication as defined by the jurisdiction where the total disability occurred; or
(7)	participation in an illegal occupation or activity.

This rider will terminate at the earliest of:

(1)	when the policy terminates;
(2)	on the expiry date shown on the Policy schedule. However, the termination will not affect an eligible claim for total disability that occurred before age 65; or
(3)	when we receive Written Notice from you requesting termination of this rider.

This rider does not have Cash Surrender Value or loan value.

Example: The Insured of a Policy with this rider suffers a covered disability at age 45. After six months of disability, all Monthly Deductions from the Policy will be waived. The Insured then recovers at age 48, and Monthly Deductions under the Policy are resumed.

Waiver of Specified Premium Rider (Optional)

The Waiver of Specified Premium Rider provides payment of a specified premium to be credited to the Policy as premiums paid during continued covered disability of the Insured under the Policy while the Policy and this rider are in force. On any Monthly Date during continued covered disability, the benefit that is paid may be more or less than the cost of insurance and other charges. The Cash Surrender Value may increase or decrease. Additional premium payments may be required to keep the Policy in force.

Ameritas Advisor ClearEdge VUL	36

The Insured is considered to be totally disabled if:

(1)	During the first 24 months of total disability, the Insured is unable to perform any of the substantial and material duties of his or her occupation for wage or profit, due to sickness or accidental bodily injury. Being a homemaker or student is considered engaging in work for wage or profit; and,
(2)	After the first 24 months of total disability, the Insured is unable to perform any of the substantial and material duties of his or her occupation for wage or profit, or any other occupation for which he or she becomes reasonably suited by education, training or experience, due to sickness or accidental bodily injury. Being a homemaker or student is considered engaging in work for wage or profit.
(3)	Upon the total and permanent loss, by Insured of:
a.	the sight of both eyes;
b.	hearing of both ears;
c.	speech;
d.	the use of both hands;
e.	the use of both feet; or
f.	the use of one hand and one foot.

We will credit, as premium to the policy, the specified premium benefit amount. This will be credited upon receipt of satisfactory proof that:

(1)	the Insured is totally disabled; and
(2)	total disability began while this rider was in force; and
(3)	total disability has continued for six consecutive months.

If the Insured’s total disability begins before the Policy Anniversary nearest the Insured’s 60th birthday, we will credit specified premiums due under the policy for the period that the Insured continues to be totally disabled. We will continue to credit specified premiums due under the Policy, while the Policy remains in force.

If the Insured’s total disability begins after the Policy Anniversary nearest the Insured’s 60th birthday, we will credit specified premiums due under the Policy for the period that the Insured continues to be totally disabled, but only up to the Policy Anniversary nearest the Insured’s 65th birthday.

The premium must continue to be paid until the claim for specified premium is approved by us. A premium paid and later waived will be refunded. If total disability begins during a grace period, payment of the overdue premium is required to avoid a lapse of insurance before we approve the claim for the specified premium benefit.

Specified premiums credited by us will not be deducted from the death benefit proceeds.

If the Waiver of Specified Premium benefit is in effect, all benefits included under the Policy, excluding optional benefits that are issued as attachments to the Policy, shall continue as long as the Policy does not terminate.

Written Notice and satisfactory proof of the Insured’s total disability must be given to us while this rider is in force:

(1) during the life of the Insured;

(2) during the period of total disability;

(3) within one year after the beginning of the total disability; and

(4) before the Policy Anniversary nearest the Insured’s 65th birthday.

Failure to give Written Notice and satisfactory proof within one year will not cause the denial of a claim if it is shown that the Written Notice and satisfactory proof were given as soon as was reasonably possible. However, no specified premium due more than one year prior to our receipt of satisfactory proof of claim will be credited.

Satisfactory proof of continuance of total disability must be given to us as often as we reasonably require. After the first two years of continuous disability, satisfactory proof will not be required more than once a year. Examination of the Insured at our expense by physicians approved by us may be required as part of any satisfactory proof. If satisfactory proof is not given to us when required, no further specified premiums will be credited.

No benefit will be paid if disability results from or is contributed to by:

(1)	attempted suicide, or intentionally self-inflicted injury, while sane or insane;
(2)	an act of declared or undeclared war, whether or not the Insured is a member of any armed forces;
(3)	any active participation in a riot, insurrection or terrorist activity;
(4)	an attempt to commit, or commission of, an assault or felony;
(5)	voluntary intake or use by means of:
(a)	any drug, unless prescribed or administered by a physician and taken in accordance with the physician’s instructions; or
(b)	poison, gas or fumes, unless a direct result of an occupational accident;
(6)	intoxication as defined by the jurisdiction where the total disability occurred; or
(7)	participation in an illegal occupation or activity.

This rider will terminate at the earliest of:

(1)	when the policy terminates;
(2)	on the expiry date shown on the policy schedule. However, the termination will not affect an eligible claim for total disability that occurred before age 65; or
(3)	when we receive Written Notice from you requesting termination of this rider.
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This rider does not have Cash Surrender Value or loan value.

Example: The Insured of a Policy with this rider suffers a covered disability at age 45. After six months of disability, a specified premium will be credited to the Policy as reflected on the Policy schedule. These payments will continue until the Policy is terminated or the Insured recovers.

Dollar Cost Averaging Program

Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time. We must receive notice of your election and any changed instruction – either Written Notice or by telephone transaction instruction. Dollar Cost Averaging is intended to limit loss by resulting in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Account Value, protect against a loss, or otherwise achieve your investment goals. You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Money Market Subaccount or the Fixed Account is less than $100. For more information regarding Dollar Cost Averaging rules, see the SYSTEMATIC TRANSFER PROGRAMS – Dollar Cost Averaging Program under the GENERAL DESCRIPTION OF THE POLICY section.

Portfolio Rebalancing Program

The Portfolio Rebalancing program allows you to rebalance your Account Value among designated Subaccounts only as you instruct. You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice or by telephone transaction instruction. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs. For more information regarding Portfolio Rebalancing Program rules, see the SYSTEMATIC TRANSFER PROGRAMS – Portfolio Rebalancing Program under the GENERAL DESCRIPTION OF THE POLICY section.

Earnings Sweep Program

The Earnings Sweep program allows you to rebalance your Account Value by automatically allocating earnings from your Subaccounts among designated Investment Options (Subaccounts or the Fixed Account) either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice or by telephone transaction instruction. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs. For more information regarding the Earnings Sweep Program rules, see the SYSTEMATIC TRANSFER PROGRAMS – Earnings Sweep Program under the GENERAL DESCRIPTION OF THE POLICY section.

Loans

You may obtain a loan secured by the Cash Surrender Value of your Policy. Any loan transaction will permanently affect your Account Value. For additional information regarding Policy loans, refer to the LOANS section.

SURRENDERS AND WITHDRAWALS

Cash Surrender

While the Insured is alive, you may terminate the Policy for its Cash Surrender Value. After a full Surrender, all your rights in the Policy end, and you may not reinstate the Policy.

Cash Surrender Rules

▪	We will accept a full Surrender request signed by you on our form of Written Notice by mail or facsimile. However, when accepting a request by a method not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.
▪	Any Cash Surrender Value available under the Policy at any time other than on a Policy Anniversary, shall be calculated with allowance for lapse of time from the last preceding anniversary.
▪	The Policy has no Surrender charge.
▪	We may defer Surrender payments from the Fixed Account for up to six months from the date we receive your request.

Partial Withdrawal

While the Insured is alive, you may withdraw part of the Account Value. The amount requested and any partial withdrawalcharge will usually be deducted from the Account Value on the date we receive your request if received before 3 p.m. Central Time.

We may deduct a partial withdrawal fee, which will not exceed the maximum partial withdrawal fee of $50.

If Death Benefit Option A (described above) is in effect, then the Specified Amount will be reduced by the partial withdrawal amount plus any fee.

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If Death Benefit Option B or Option C (described above) is in effect, the Account Value will be reduced by the amount of the partial withdrawal, but the Specified Amount of insurance coverage will not change.

If Death Benefit Option C (described above) is in effect and the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the Specified Amount.

In some cases, such as when the Policy's death benefit is driven by the Corridor Factor, withdrawing part of the Account Value may result in a death benefit reduction that is larger than the amount of the partial withdrawal.

Partial Withdrawal Rules

▪	We will accept a partial withdrawal request signed by you on our form of Written Notice by mail or facsimile.
▪	The applicable partial withdrawal charge is stated in the CHARGES section of this prospectus.
•	The minimum partial withdrawal amount is $100; the maximum is an amount such that the remaining Cash Surrender Value is at least an amount sufficient to maintain the Policy in force for the next three months.
▪	A partial withdrawal is irrevocable.
▪	For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract.
▪	Partial withdrawals will be deducted from your Policy Investment Options on a Pro-Rata basis, unless you instruct us otherwise. You may tell us how to allocate the partial withdrawal among the Investment Options, provided that the remaining Account Value in each Subaccount is not less than $100, if you do not tell us, we will deduct it Pro-Rata.
▪	Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount.
▪	We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive your request.
▪	Depending upon the circumstances, a partial withdrawal may have tax consequences.

Advisory Fee Withdrawals

If you elect to pay the Investment Advisory Fees from the Account Value, you have done so pursuant to a separate agreement between yourself and your financial professional. Ameritas Life has not made any independent investigation of these financial professionals, and is not endorsing such services. Ameritas Life will, pursuant to an Advisory Fee Authorization signed by you, process a partial withdrawal from the value of your Policy to pay for the services of your financial professional. The advisory fees are separate from and in addition to the Policy and optional rider fees and expenses described in this Prospectus. Your financial professional will be solely responsible for the accuracy of any such advisory fee payment calculation as well as the frequency or reasonableness of each withdrawal request to pay advisory fees. We have no duty to inquire into the amount of the Account Value submitted for withdrawal but we will follow instructions provided through the Advisory Fee Authorization and ensure the amount requested is distributed and processed accurately. We will not allow or make an advisory fee withdrawal until we have a completed Advisory Fee Authorization from the Policy Owner.

You may authorize your financial professional to make withdrawals to pay advisory fees from your Policy by submitting the Advisory Fee Authorization. This authorization is used to authorize your financial professional to deduct advisory fees directly from your Policy, change or terminate any prior advisory fee authorization, and to change the financial professional that services your Policy. Thereafter, your financial professional must submit a written request for each one-time withdrawal to pay advisory fees or to establish or change a systematic withdrawal program to pay advisory fees, if available. Any systematic withdrawal program will continue until you terminate it. Your authorized withdrawals to pay advisory fees will be noted on your confirmation statements and/or your quarterly statements, as well as on your annual statements.

If you elect to authorize your financial professional to make withdrawals to pay advisory fees from your Account Value, the advisory fee will be deducted from the Investment Options on a Pro-Rata basis. Specific Investment Options may be chosen with a systematic withdrawal program, only if available. Your financial professional can have the fee deducted on an annual, semi-annual, quarterly, or monthly (for systematic withdrawal programs only) basis. Work with your financial professional to determine which options work for you.

Withdrawals to pay advisory fees (regardless of percentage or amount withdrawn) will not reduce the Specified Amount. However, withdrawals to pay advisory fees will reduce the Account Value by the withdrawal amount. In some cases, such as when the Policy's death benefit is driven by the Corridor Factor, withdrawing part of the Account Value may result in a death benefit reduction that is larger than the amount of the partial withdrawal. Withdrawals used to pay Advisory Fees are subject to the same restrictions and limitations for partial withdrawals generally, as described above.

Delay of Payments or Transfers

We will usually pay any amounts from the Separate Account requested as a partial withdrawal or Surrender within seven days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if:

▪	the NYSE is closed for other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or
▪	the SEC permits delay for the protection of security holders; or
▪	an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Subaccounts.

The applicable rules of the SEC will govern as to whether these conditions exist.

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We may defer payments of a Policy Loan, partial withdrawal or full Surrender from the Fixed Account for up to six months from the date we receive your Written Notice requesting the loan, withdrawal or Surrender.

For information regarding your "right to examine" and "free look," see "Right to Examine" Period under the PREMIUMS section and STATE VARIATIONS under the GENERAL DESCRIPTION OF THE POLICY section.

LOANS

You may obtain a loan secured by the Cash Surrender Value of your Policy. Any loan transaction will permanently affect your Account Value. We may require you to sign a loan agreement. You may ask your sales representative or us to provide illustrations giving examples of how a loan might affect your Account Value, Cash Surrender Value and death benefit.

Surrender or lapse of a Policy while a loan is outstanding could result in significant tax consequences. See the discussion at Tax Treatment of Loans and Other Distributions.

Amount You Can Borrow	Loan Interest Rate

Policy Loan. You may borrow no more than:

▪  the Cash Surrender Value; minus

▪  loan interest on the Policy Loan Balance including the requested loan to the next Policy Anniversary; minus

▪  the sum of the next three Monthly Deductions.

Loan Interest Rate During the First 5 Policy Years:

Current net annual loan interest rate of 1.0% (guaranteed not to exceed 3%): we charge a current interest rate with a 4.0% effective annual yield (guaranteed not to exceed 4.0%), but we also credit an interest rate with an effective annual yield of 3.0% (guaranteed to be at least 1.0%) to any amounts in the Loan Account.

Loan Interest Rate After the First 5 Policy Years:
 Current net annual loan interest rate of 0.0% (guaranteed not to exceed 2.5%): we charge a current interest rate with a 3.0% effective annual yield (guaranteed not to exceed 3.5%), but we also credit an interest rate with an effective annual yield of 3.0% (guaranteed to be at least 1.0%) to any amounts in the Loan Account.

Loan Rules

▪	The Policy must be assigned to us as security for the loan.
▪	We will accept a loan request signed by you on our form of Written Notice by mail or facsimile. However, when accepting a request by a method not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.
▪	We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The amounts will be transferred on a Pro-Rata basis, unless you instruct us otherwise. If the value of an Investment Option after a transfer pursuant to your instructions is less than $100, the amounts will be transferred on a Pro-Rata basis.
▪	Interest accrues daily and becomes a part of the Policy Loan Balance. Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest only from the Policy Investment Options you designate; if that is not possible (due to insufficient value in an Investment Option you elect) or you have not provided such instructions, we will deduct loan interest on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account.
▪	If the Policy Loan Balance exceeds Account Value minus accrued expenses and charges, you must pay the excess or your Policy will lapse.
▪	You may repay the Policy Loan Balance in full or in part any time while the Policy is in force. We will deduct the amount of the loan repayment from the Loan Account and allocate that amount among the Subaccounts and the Fixed Account in the same percentages as Net Premium is allocated on the date of repayment. You must instruct us to treat your payment as a loan repayment; otherwise, we will treat any unspecified payment as premium. Loan repayments will not incur a maximum sales charge imposed on premiums (load).
▪	The death benefit will be reduced by the amount of any Policy Loan Balance on the date of the Insured's death.
▪	We may defer making a loan from the Fixed Account for up to six months unless the loan is to pay premiums to us.

A Policy Loan, whether or not repaid, will affect the Cash Surrender Value of your Policy over time. We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The Loan Account does not participate in the investment experience of the Investment Options or receive the potentially higher current interest rate credited to the Fixed Account.

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LAPSE AND REINSTATEMENT

Lapse and Grace Period

Lapse

Because Account Value can fluctuate depending upon the performance of your selected variable Investment Options, your Policy can lapse, even if you pay all Planned Periodic Premiums on time.

Lapse of the Policy may result in adverse tax consequences. See discussion at Tax Treatment of Loans and Other Distributions.

This Policy will lapse with no value when the Policy's Cash Surrender Value is not enough to cover any due but unpaid charges.

Grace Period

If the Cash Surrender Value on any Monthly Date is less than the Monthly Deduction for the next Policy month, you will have a 61-day grace period to make a premium payment to continue your Policy. The minimum premium to continue the Policy is the amount which will result in the Cash Surrender Value on the date the grace period began being equal to the current Monthly Deduction plus the next two Monthly Deductions. At the start of the grace period, we will mail a notice of the minimum premium necessary to keep the Policy in force to you at your current address on record with us and to any assignee on record. Insurance coverage continues during the grace period. Any premium payments sent by United States mail shall be deemed received if postmarked within the grace period. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. A death benefit will not be paid if the Policy has lapsed.

Reinstatement

If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within five years of the date of lapse, so long as the Insured is Attained Age 80 or less. To reinstate, we must receive:

▪	Written application signed by you and the Insured;
▪	Evidence of the Insured's insurability satisfactory to us, and the insurability of any insured covered under an optional benefit rider;
▪	Premium at least equal to (a + b - c) divided by (d) + (e) where:

(a) is the sum of all due and unpaid Monthly Deductions during the grace period;

(b) is the sum of Monthly Deductions for three months from the date of reinstatement;

(c) is the Account Value at the beginning of the grace period; and

(d) is one minus the premium charge.

(e) is the sum of all due and unpaid loan interest during the grace period.

▪	Repayment or reinstatement of any outstanding Policy Loan.

The effective date of reinstatement will be the first Monthly Date following approval of the reinstatement.

The Account Value on the date of reinstatement will equal the Net Premium paid to reinstate the Policy; plus the Account Value at the beginning of the grace period; minus the sum of the due and unpaid Monthly Deductions during the grace period.

The Policy cannot be reinstated once it has been fully Surrendered.

TAXES

The following is only general information about federal tax law and is not intended as tax advice to any individual. Tax laws affecting the Policy are complex, may change and are affected by your facts and circumstances. We cannot guarantee the tax treatment of the Policy or any transaction involving the Policy. You should consult your own tax adviser as to how these general rules and any applicable taxes will apply to you if you purchase a Policy.

Life Insurance Qualification; Tax Treatment of Death Benefit

The Internal Revenue Code, as amended (the "Code") defines a life insurance contract for federal income tax purposes. This definition can be met if an insurance contract satisfies either one of two tests. The Code and related regulations do not directly address the manner in which these tests should be applied to certain features of the Policy. Thus, there is some uncertainty about how those tests apply to the Policy.

Nevertheless, we believe the Policy qualifies as a life insurance contract for federal tax purposes, so that:

▪	you should not be considered in constructive receipt of the Cash Surrender Value, including any increases in Cash Surrender Value, unless and until it is distributed from the Policy and
▪	the death benefit generally should be fully excludable from the Beneficiary's gross income; however, special rules apply to employer owned life insurance or if the policy is transferred for value, particularly in a reportable policy sale. The death benefit of life insurance owned by an employer is taxable unless the Insured is a certain class of employee
Ameritas Advisor ClearEdge VUL	41

and has been given notice and has consented to coverage on his life. Specific statutory requirements must be satisfied for the death benefit of employer owned life insurance to be excluded from taxable income.

We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

Modified Endowment Contracts. The Code establishes a class of life insurance contracts designated as modified endowment contracts. Distributions from a modified endowment contract are taxed under different rules, most notably distributions are treated as from income first (to the extent of any gain in the contract) then from cost basis. There are other differences related to modified endowment contracts, such as loans being treated as a distribution (see Tax Treatment of Loans and Other Distributions below). The rules governing whether a Policy will be treated as a modified endowment contract are extremely complex. In general, a Policy is a modified endowment contract if the accumulated premium payments made at any time during the first seven Policy years exceed the sum of the net level premium payments which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a modified endowment contract because of a material change. The determination of whether a Policy is a modified endowment contract after a material change generally depends upon the relationship of the Policy's death benefit and Account Value at the time of such change and the additional premium payments made in the seven years following the material change. A Policy may also become a modified endowment contract if the death benefit is reduced.

This Policy's flexibility and how you tailor it to meet your needs could cause it to be a modified endowment contract. We recommend you consult with a tax adviser to determine if desired Policy transactions may cause such treatment. When a premium payment is credited which we believe causes the Policy to become a modified endowment contract, we will notify you and offer you the opportunity to request a refund of that premium in order to avoid such treatment. You have 30 days after receiving such a notice to request the refund.

A Policy issued in exchange for a modified endowment contract is also treated as a modified endowment contract. However, we believe that a Policy issued in exchange for a life insurance Policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the Policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. You may, of course, choose to not make additional payments in order to prevent a Policy from being treated as a modified endowment contract.

Special Considerations for Corporations and Employers

Premium paid by a business for a life insurance Policy is not deductible as a business expense or otherwise if the business is directly or indirectly a Beneficiary of the Policy. In 2006, Congress adopted new rules relating to Employer Owned Life Insurance. Any employer contemplating the purchase of a new life insurance contract or a change in an existing contract should observe the Employee Notice and Consent requirements to avoid the income taxation of the life insurance death benefits and consult a tax adviser regarding filing IRS Form 8925.

Tax Treatment of Loans and Other Distributions

Upon a Surrender or lapse of the Policy, if the amount received plus any outstanding Policy Loan exceeds the total cost basis in the Policy, the excess generally will be treated as ordinary income subject to tax, regardless of whether a Policy is or is not a modified endowment contract. However, the tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a modified endowment contract.

"Cost Basis in the Policy" means: • the total of any premium payments or other consideration paid for the Policy, minus • any withdrawals previously recovered that were not taxable.

Distributions from Policies Classified as Modified Endowment Contracts are subject to the following tax rules:

▪	All distributions, including Surrender and partial withdrawals, are treated as ordinary income subject to tax to the extent the excess (if any) of the Account Value immediately before the distribution exceeds the cost basis in the Policy at such time.
▪	Loans from or secured by the Policy are treated as distributions and taxed accordingly. If you do not repay loan interest, the loan interest itself is treated as a distribution.
▪	A 10% additional income tax is imposed on the portion of any distribution, loan, or assignment of the Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59½, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

Distributions from Policies Not Classified as Modified Endowment Contracts are generally treated as first recovering the cost basis in the Policy and then, only after the return of all such cost basis in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Code's definition of life insurance. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy).

Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. However, it is possible that reduced rate loans could be treated as distributions rather than loans.

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Distributions (including upon Surrender and partial withdrawals) and loans from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% additional income tax rule. If a Policy is not now but later becomes a modified endowment contract, then any distributions made from the Policy within two years prior to the change will become taxable pursuant to modified endowment contract rules.

Other Policy Owner Tax Matters

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy Loan, a partial or full Surrender, a lapse, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer and other tax consequences of ownership or receipt of distributions from a Policy depend on the circumstances of each Owner or Beneficiary.

Interest paid on Policy Loans generally is not tax deductible.

Advisory Fee Endorsement. Paying Advisory Fees from the Policy is considered a distribution and may have tax consequences. The Internal Revenue Service has not ruled on the use of this endorsement. We strongly urge you to consult legal counsel and your personal tax adviser.

Aggregation of modified endowment contracts. Pre-death distributions (including a loan, partial withdrawal, collateral assignment or full Surrender) from a Policy that is treated as a modified endowment contract may require a special aggregation to determine the amount of income recognized on the Policy. If we or any of our affiliates issue more than one modified endowment contract to the same Policy Owner within any 12-month period, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income for all those Policies will be aggregated and attributed to that distribution.

Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon your or the Beneficiary's individual circumstances.

Diversification requirements. Investments of the Separate Account must be "adequately diversified" for the Policy to qualify as a life insurance contract under the Code. Any failure to comply with diversification requirements could subject you to immediate taxation on the incremental increases in Account Value plus the cost of insurance protection for the year. However, we believe the Policy complies fully with such requirements.

Owner control. The Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Separate Account may cause you, rather than us, to be treated as the owner of the assets in the Separate Account. For variable life policies to qualify for tax deferral, assets in the separate accounts supporting the Policy must be considered owned by the insurance company and not by the Policy Owner. If you are considered the Owner of the assets of the Separate Account, income and gains from the Separate Account would be included in your gross income.

The application of the investor control doctrine is subject to some uncertainty. The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that owners were not owners of separate account assets. For example, you have additional flexibility in allocating Policy premium and Account Value. These differences could result in you being treated as the owner of a Pro-Rata share of the assets of the Separate Account. In addition, we do not know what standards will be set forth in future regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the Owner of the assets of the Separate Account.

Paid-Up Life Insurance Benefit Endorsement (Overloan Protection Benefit Endorsement). Electing this benefit may have adverse tax consequences. The Internal Revenue Service has not ruled on the use of this endorsement. We strongly urge you to consult legal counsel and your personal tax adviser before electing this benefit.

Tax-advantaged arrangements. The Policy may be used in various arrangements, including non-qualified deferred compensation, split dollar arrangements and others. The tax consequences of such arrangements may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement and the suitability of this Policy for the arrangement.

Split-Dollar Arrangements. The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

Also, on July 30, 2002, the Sarbanes-Oxley Act of 2002 became law and required significant accounting and corporate governance reform. This Act prohibits, with limited exceptions, publicly-traded companies from extending many types of personal loans to their directors or executive officers. This prohibition may be interpreted as applying to some arrangements for split-dollar life insurance policies for directors and executive officers of such companies, since such insurance may be viewed as involving a loan from the employer for at least some purposes. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Tax Shelter Regulations. Prospective owners should consult a tax adviser about the treatment of the Policy when used in a plan or arrangement that under the Treasury Regulations would be considered a tax shelter.

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LEGAL PROCEEDINGS

We and our subsidiaries, like other life insurance companies, are subject to regulatory and legal proceedings in the ordinary course of our business. Certain of the proceedings we are involved in assert claims for substantial amounts. While it is not possible to predict with certainty the ultimate outcome of any pending or future case, legal proceeding or regulatory action, we do not expect the ultimate result of any of these actions to result in a material adverse effect on the Separate Account, our ability to meet our obligations under the Policies, or AIC's ability to perform its obligations. Nonetheless, given the large or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could from time to time have a material adverse effect on any or all of the above.

FINANCIAL STATEMENTS

Our financial statements are included in a Statement of Additional Information ("SAI"). For information on how to obtain copies of these financial statements, at no charge, see the STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT provision on the last page of this prospectus.

DISTRIBUTION OF THE POLICY

We and/or an affiliate may pay cash compensation from our own resources pursuant to marketing and education arrangements we have in place with broker-dealers and their marketing organizations. We may provide up to 30% of first year target premium and 1% of premiums above that amount paid in the first Policy year, as well as up to 1% of target premium in Policy years two through ten, for such marketing and education services, pursuant to these arrangements. We do not pay commissions to these broker-dealers pursuant to a selling agreement. You may ask your life insurance producer how he/she will personally be compensated for the transaction.

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APPENDIX A: PORTFOLIO COMPANIES AVAILABLE UNDER THE POLICY

The following is a list of Portfolio Companies available under the Policy. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at ameritasdirect.com/prospectuses. You can also request this information at no cost by calling 800-255-9678 or by sending an email request to ALICTD@ameritas.com.

The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company's past performance is not necessarily an indication of future performance.

Type / Investment Objective	Portfolio Company and Adviser / Subadviser(s)	Current Expenses	Average Annual Total Returns as of 12/31/2021
			1 year	5 year	10 year
Pursues long-term total return using a strategy that seeks to protect against U.S. inflation.	American Century VP Inflation Protection Fund, Class I, American Century Investment Management, Inc.	0.46%	6.61%	5.29%	3.07%
Long-term capital growth. Income is a secondary objective.	American Century VP Mid Cap Value Fund, Class I, American Century Investment Management, Inc.	0.85%	23.20%	9.41%	12.82%
The fund’s primary investment objective is to provide you with a high level of current income. Its secondary investment objective is capital appreciation.	American Funds IS American High-Income Trust, Class 1, Capital Research and Management Company (SM)	0.30%*	8.74%	6.86%	6.49%
Seeks to provide growth of capital.	American Funds IS Growth Fund, Class 1, Capital Research and Management Company (SM)	0.35%	22.30%	25.75%	20.01%
Seeks to achieve long-term growth of capital and income.	American Funds IS Growth-Income Fund, Class 1, Capital Research and Management Company (SM)	0.29%	24.42%	16.68%	15.70%
Seeks to provide long-term capital appreciation.	American Funds IS New World Fund, Class 1, Capital Research and Management Company (SM)	0.57%*	5.16%	13.53%	8.94%
The fund’s investment objective is to provide as high a level of current income as is consistent with the preservation of capital.	American Funds IS The Bond Fund of America, Class 1, Capital Research and Management Company (SM)	0.20%*	-0.14%	4.49%	3.52%
Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.	American Funds IS Washington Mutual Investors Fund, Class 1, Capital Research and Management Company (SM)	0.27%*	28.12%	12.79%	14.04%
Investing to correspond with the returns of the NASDAQ 100 Index.	Calvert VP Nasdaq 100 Index Portfolio, Class I, Calvert Research and Management / Ameritas Investment Partners, Inc. [1]	0.48%*	26.87%	28.01%	22.47%
Investing to correspond with the returns of the Russell 2000 Index.	Calvert VP Russell 2000 Small Cap Index Portfolio, Class I, Calvert Research and Management / Ameritas Investment Partners, Inc. [1]	0.39%*	14.53%	11.71%	12.71%
Total return.	Calvert VP SRI Balanced Portfolio, Class I, Calvert Research and Management	0.63%	15.12%	12.47%	10.50%
Long-term capital appreciation.	Columbia Variable Portfolio - Small Cap Value Fund, Class 1, Columbia Management Investment Advisers, LLC	0.97%	29.19%	9.83%	11.92%
Total return consisting of capital appreciation and current income.	DFA VA Global Moderate Allocation Portfolio, Dimensional Fund Advisors LP	0.28%*	14.20%	9.87%	N/A
Long-term capital appreciation.	DFA VA International Small Portfolio, Dimensional Fund Advisors LP / Dimensional Fund Advisors Ltd. and DFA Australia Limited	0.40%	14.56%	10.12%	10.04%
Long-term capital appreciation.	DFA VA International Value Portfolio, Dimensional Fund Advisors LP / Dimensional Fund Advisors Ltd. and DFA Australia Limited	0.28%	18.11%	7.00%	6.52%
Capital appreciation.	DWS Alternative Asset Allocation VIP, Class A, DWS Investment Management Americas, Inc. / RREEF America L.L.C.	0.88%	12.74%	5.93%	4.20%
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Type / Investment Objective	Portfolio Company and Adviser / Subadviser(s)	Current Expenses	Average Annual Total Returns as of 12/31/2021
			1 year	5 year	10 year
Long-term growth of capital.	DWS Capital Growth VIP, Class A, DWS Investment Management Americas, Inc.	0.49%	22.78%	23.81%	19.25%
Seeks capital appreciation.	Fidelity® VIP Emerging Markets Portfolio, Initial Class [3], Fidelity Management & Research Company LLC / FMR UK, FMR UK, FMR Japan, FIA, and FIA(UK) serve as sub-advisers for this fund.	0.91%	-2.17%	14.98%	8.44%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index. [2]	Fidelity® VIP Equity-Income PortfolioSM, Initial Class [3], Fidelity Management & Research Company LLC / Other investment advisers serve as sub-advisers for the fund.	0.51%	24.89%	11.95%	12.53%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity® VIP Government Money Market Portfolio, Initial Class [3,4], Fidelity Management & Research Company LLC / Other investment advisers serve as sub-advisers for the fund.	0.23%	0.01%	0.93%	0.51%
Seeks to achieve capital appreciation.	Fidelity® VIP Growth Portfolio, Initial Class [3], Fidelity Management & Research Company LLC / Other investment advisers serve as sub-advisers for the fund.	0.61%	23.21%	26.29%	19.70%
Seeks capital appreciation.	Fidelity® VIP International Capital Appreciation Portfolio, Initial Class [3], Fidelity Management & Research Company LLC / FMR UK, FMR UK, FMR Japan, FIA, and FIA(UK) serve as sub-advisers for this fund.	0.82%	12.39%	16.86%	13.16%
Seeks as high a level of current income as is consistent with the preservation of capital.	Fidelity® VIP Investment Grade Bond Portfolio, Initial Class [3], Fidelity Management & Research Company LLC / Other investment advisers serve as sub-advisers for the fund.	0.39%	-0.61%	4.33%	3.54%
Seeks long-term growth of capital.	Fidelity® VIP Mid Cap Portfolio, Initial Class [3], Fidelity Management & Research Company LLC / Other investment advisers serve as sub-advisers for the fund.	0.61%	25.60%	13.60%	13.29%
Seeks a high level of current income. The fund may also seek capital appreciation.	Fidelity® VIP Strategic Income Portfolio, Initial Class [3], Fidelity Management & Research Company LLC / FIL Investment Advisors (UK) Limited (FIA(UK)) and other investment advisers serve as sub-advisers for the fund.	0.66%	3.74%	5.37%	4.74%
Seeks capital appreciation.	Fidelity® VIP Technology Portfolio, Initial Class [3], Fidelity Management & Research Company LLC / Other investment advisers serve as sub-advisers for the fund.	0.62%	28.16%	34.83%	24.38%
Total return, comprised of current income and capital appreciation.	Invesco V.I. Core Plus Bond Fund, Series I, Invesco Advisers, Inc.	0.62%*	-0.65%	4.68%	4.80%
Seeks capital appreciation.	Invesco V.I. Discovery Mid Cap Growth Fund, Series I, Invesco Advisers, Inc.	0.83%	19.10%	23.08%	17.84%
Seeks capital appreciation.	Invesco V.I. Main Street Small Cap Fund®, Series I, Invesco Advisers, Inc.	0.84%	22.55%	13.73%	14.69%
Seeks capital appreciation.	MFS® Blended Research® Small Cap Equity Portfolio, Initial Class, Massachusetts Financial Services Company	0.53%*	29.64%	12.88%	14.31%
Seeks a high level of total return consistent with a conservative level of risk relative to the other MFS Asset Allocation Portfolios.	MFS® Conservative Allocation Portfolio, Initial Class, Massachusetts Financial Services Company	0.69%	7.00%	8.78%	7.16%
Seeks total return.	MFS® Global Real Estate Portfolio, Initial Class, Massachusetts Financial Services Company	0.92%*	30.12%	12.99%	12.19%
Seeks a high level of total return consistent with a greater than moderate level of risk relative to the other MFS Asset Allocation Portfolios.	MFS® Growth Allocation Portfolio, Initial Class, Massachusetts Financial Services Company	0.80%	15.76%	14.10%	11.74%
Seeks capital appreciation.	MFS® Mid Cap Growth Series, Initial Class, Massachusetts Financial Services Company	0.80%*	14.11%	22.66%	18.20%
Seeks capital appreciation.	MFS® Mid Cap Value Portfolio, Initial Class, Massachusetts Financial Services Company	0.79%*	30.99%	12.42%	13.59%
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Type / Investment Objective	Portfolio Company and Adviser / Subadviser(s)	Current Expenses	Average Annual Total Returns as of 12/31/2021
			1 year	5 year	10 year
Seeks a high level of total return consistent with a moderate level of risk relative to the other MFS Asset Allocation Portfolios.	MFS® Moderate Allocation Portfolio, Initial Class, Massachusetts Financial Services Company	0.72%	11.61%	11.61%	9.64%
Seeks capital appreciation.	MFS® New Discovery Series, Initial Class, Massachusetts Financial Services Company	0.87%*	1.80%	21.30%	16.15%
Seeks capital appreciation.	MFS® Research International Portfolio, Initial Class, Massachusetts Financial Services Company	0.95%*	11.57%	12.19%	8.38%
Seeks maximum real return, consistent with prudent investment management.	PIMCO CommodityRealReturn® Strategy Portfolio, Institutional Class, Pacific Investment Management Company LLC	0.78%*	33.47%	5.89%	N/A
Seeks maximum real return, consistent with preservation of real capital and prudent investment management.	PIMCO Real Return Portfolio, Institutional Class, Pacific Investment Management Company LLC	0.52%	5.74%	5.49%	3.21%
Seeks maximum current income, consistent with preservation of capital and daily liquidity.	PIMCO Short-Term Portfolio, Institutional Class, Pacific Investment Management Company LLC	0.45%	0.09%	1.93%	1.79%
Seeks capital growth. Current income is a secondary objective.	Putnam VT International Value Fund, Class IA [5], Putnam Investment Management, LLC	0.87%	15.28%	8.38%	7.27%
Seeks to provide long-term capital appreciation and reasonable current income.	Vanguard® Balanced Portfolio [6], Wellington Management Company, LLP	0.20%	19.02%	12.32%	11.40%
Seeks to provide current income and low to moderate capital appreciation.	Vanguard® Conservative Allocation Portfolio [6], The Vanguard Group, Inc.	0.13%	5.99%	8.09%	7.16%
Seeks to provide long-term capital appreciation and income.	Vanguard® Diversified Value Portfolio [6], Hotchkis and Wiley Capital Management, LLC and Lazard Asset Management LLC	0.28%	30.47%	13.52%	13.15%
Seeks to provide an above-average level of current income and reasonable long-term capital appreciation.	Vanguard® Equity Income Portfolio [6], Wellington Management Company, LLP and The Vanguard Group, Inc.	0.30%	25.33%	12.35%	13.06%
Seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.	Vanguard® Equity Index Portfolio [6], The Vanguard Group, Inc.	0.14%	28.55%	18.31%	16.39%
Seeks to provide long-term capital appreciation.	Vanguard® Growth Portfolio [6], Wellington Management Company, LLP	0.41%	17.86%	24.24%	19.15%
Seeks to provide a high level of current income.	Vanguard® High Yield Bond Portfolio [6], Wellington Management Company, LLP and The Vanguard Group, Inc.	0.26%	3.68%	5.69%	6.05%
Seeks to provide long-term capital appreciation.	Vanguard® International Portfolio [6], Schroder Investment Management North America Inc. and Baillie Gifford Overseas Ltd.	0.38%	-1.54%	20.47%	13.57%
Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	Vanguard® Mid-Cap Index Portfolio [6], The Vanguard Group, Inc.	0.17%	24.36%	15.72%	14.97%
Capital appreciation and a low to moderate level of current income.	Vanguard® Moderate Allocation Portfolio [6], The Vanguard Group, Inc.	0.12%	10.07%	10.31%	9.22%
Seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs and other real estate related investments.	Vanguard® Real Estate Index Portfolio [6], The Vanguard Group, Inc.	0.26%	40.21%	11.25%	11.43%
Seeks to provide current income while maintaining limited price volatility.	Vanguard® Short-Term Investment-Grade Portfolio [6], The Vanguard Group, Inc.	0.14%	-0.45%	2.74%	2.48%
Seeks to track the performance of a broad, market-weighted bond index.	Vanguard® Total Bond Market Index Portfolio [6], The Vanguard Group, Inc.	0.14%	-1.72%	3.50%	2.77%
Seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.	Vanguard® Total International Stock Market Index Portfolio [6], The Vanguard Group, Inc.	0.10%	8.53%	N/A	N/A
Seeks to track the performance of a benchmark index that measures the investment return of the overall stock market.	Vanguard® Total Stock Market Index Portfolio [6], The Vanguard Group, Inc.	0.13%	25.64%	17.79%	16.13%

Ameritas Advisor ClearEdge VUL	47

*	Current Expenses take into account expense reimbursement or fee waiver arrangements in place. Annual expenses for the fund for the year ended December 31, 2021, reflect temporary fee reductions under such an arrangement.

1	Ameritas Investment Partners, Inc. is an affiliate of Ameritas Life.
2	"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's® and Standard & Poor's® makes no representation regarding the advisability of investing in the Product. The Statement of Additional Information sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's® as set forth in the Licensing Agreement between us and Standard & Poor's®.
3	FIDELITY, Contrafund and Equity-Income are registered service marks of FMR LLC. Used with permission.
4	You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund's sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.
5	Though the investment advisor has retained the services of both Putnam Investments Limited (PIL) and The Putnam Advisory Company, LLC (PAC), PIL and PAC do not currently manage any assets of the fund.
6	Vanguard is a trademark of The Vanguard Group, Inc.

Ameritas Advisor ClearEdge VUL	48

ILLUSTRATIONS

Illustrations are tools that can help demonstrate how the Policy operates, given the Policy's charges, Investment Options and any optional features selected, how you plan to accumulate or access Account Value over time, and assumed rates of return. Illustrations may also be able to assist you in comparing the Policy's death benefits, Cash Surrender Value and Account Value with those of other variable life insurance policies based upon the same or similar assumptions. You may ask your financial professional or us (at our toll-free telephone number) to provide an illustration based upon your specific situation. You may annually request, without charge, an illustration from us. Currently there is no charge for additional illustrations. However, we reserve the right to charge the maximum fee of $50 for additional illustrations requested in the same Policy year.

STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT

A Statement of Additional Information ("SAI") with the same date as this prospectus contains other information about the Separate Account, us, and the Policy. You may obtain a copy without charge, request other information about the Policy, and make investor inquiries by calling our toll-free telephone number 800-255-9678.

REPORTS TO YOU

We will send a statement to you at least annually showing your Policy's death benefit, Account Value and any Policy Loan Balance. If your Policy activity is limited to scheduled periodic premiums automatically deducted from your bank or investment account or other systematic transfer programs, you will also receive a quarterly report, which will be confirmation of premium payments and regular Monthly Deductions. We will confirm any other premium payments, Policy Loans, Subaccount transfers, lapses, Surrender, partial withdrawals, and other Policy transactions as they occur. You will receive such additional periodic reports as may be required by the SEC.

Also, reports and other information about the Separate Account are available on the SEC's website at www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Ameritas Advisor ClearEdge VUL	49

FINRA PUBLIC DISCLOSURE PROGRAM

FINRA provides investor protection education through its website and printed materials. The FINRA regulation website address is finra.org. An investor brochure that includes information describing the BrokerCheck program may be obtained from FINRA. The FINRA BrokerCheck hotline number is (800) 289-9999. FINRA does not charge a fee for the BrokerCheck program Services.

THANK YOU

for reviewing this prospectus. You should also review the fund prospectus for the portfolio underlying each Subaccount variable Investment Option you wish to select.

IF YOU HAVE QUESTIONS,

about the Policy described in this prospectus, or wish to request a Statement of Additional Information,

telephone us at:

Ameritas Life Insurance Corp.

Telephone: 800-255-9678

for all other matters, write or telephone us at:

Ameritas Life Insurance Corp.

Service Center

P.O. Box 81889

Lincoln, Nebraska 68501

or

5900 O Street

Lincoln, Nebraska 68510

Toll-Free Telephone: 800-255-9678

Fax: 402-467-7335

Interfund Transfer Request Fax: 402-467-7923

Website: ameritasdirect.com

REMEMBER, THE CORRECT FORM is important for us to process your Policy elections and changes accurately. Many service forms can be found when you access your account through our website. Or, call us at our toll-free number and we will send you the form you need.

© 2022 Ameritas Life Insurance Corp.	SEC Registration #: 811-08868
Class/Contract # C000238662
File # 333-266911
Ameritas Advisor ClearEdge VUL	50

Statement of Additional Information: [ ]
to accompany the Policy Prospectuses listed below.

LOW-LOAD Variable Life Insurance Policies
Ameritas Low-Load Variable Universal Life	Ameritas Advisor II VUL
Ameritas Low-Load Survivorship Variable Universal Life	Ameritas Advisor ClearEdge VUL
Ameritas Advisor VUL ®
offered through
Ameritas Life Insurance Corp. Separate Account LLVL

TABLE OF CONTENTS	PAGE

Contacting Us. To have questions answered or to send additional premium, contact your sales representative or write or call us at:

Ameritas Life Insurance Corp.

Service Center

P.O. Box 81889

Lincoln, Nebraska 68501

Or

5900 O Street

Lincoln, Nebraska 68510

Telephone: 800-255-9678

Fax: 402-467-7335

ameritasdirect.com

Express mail packages should be sent to our street address, not our P.O. Box address.

GENERAL INFORMATION AND HISTORY	1
SERVICES

UNDERWRITER	2
DISTRIBUTION OF THE POLICY
MORE INFORMATION ON CHARGES

DISTRIBUTION OF MATERIALS	3
ADVERTISING
PERFORMANCE DATA

LICENSING AGREEMENT	4
FINANCIAL STATEMENTS

Ameritas® and the bison design are registered service marks of Ameritas Life Insurance Corp.

This Statement of Additional Information ("SAI") is not a prospectus. It contains information in addition to that set forth in the Policy prospectus and should be read together with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 81889, Lincoln, Nebraska 68501, by emailing us or accessing it through our website at ameritasdirect.com/prospectuses or by calling us at 800-255-9678. Defined terms used in the current prospectus for the Policy are incorporated in this SAI.

GENERAL INFORMATION AND HISTORY

Ameritas Life Insurance Corp. Separate Account LLVL (referred to as the "Separate Account” or the “Registrant") is a separate investment account of Ameritas Life Insurance Corp. ("Company, we, us, our, Ameritas Life, Depositor"). We are engaged in the business of issuing life insurance and annuities, group dental, vision, and hearing care insurance, retirement plans and 401(k) plans throughout the United States (except New York).

We are a stock life insurance company organized under the insurance laws of the State of Nebraska since 1887. We are wholly owned by Ameritas Holding Company ("AHC") a Nebraska stock insurance holding company. AHC is wholly owned by Ameritas Mutual Holding Company ("Ameritas"), a Nebraska mutual insurance holding company. Ameritas is a diversified family of financial services businesses. For a complete list of the Ameritas companies and their products and services, visit the Ameritas website at https://www.ameritasdirect.com/. Each Ameritas company is solely responsible for its own financial condition and contractual obligations.

The Registrant is a segregated asset account of Ameritas Life established to receive and invest your Premiums. Ameritas Life established the Separate Account on August 24, 1994 under the laws of the State of Nebraska, in accordance with resolutions set forth by the Ameritas Life Board of Directors. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. This registration does not mean that the SEC supervises the management, investment practices, or policies of the Separate Account.

Services

Affiliates of Ameritas Life may provide administrative services, including but not limited to third party administrative services, policy administration and other operation support services, claims administration, and development and maintenance of software, to Ameritas Life relating to policies offered by its separate accounts, including the Separate Account. On October 1, 2021, Ameritas Life entered into a Fourth Amended and Restated General Administrative Services Agreement (the "Agreement"), under which administrative services relating to policies offered by the Ameritas Life separate accounts may be provided by affiliates of Ameritas Life. The parties to the Agreement are Ameritas Life, AHC, Ameritas Investment Partners, Inc., Ameritas Investment Company, LLC, Variable Contract Agency, LLC, Ameritas Advisory Services, LLC, Select Benefits Group, LLC dba Dental Select and Ameritas Bluestar Retirement Services, LLC.

ALIC Separate Account LLVL	SAI: 1	Statement of Additional Information

At the time of the Agreement, all parties to the Agreement were wholly owned subsidiaries of AHC or Ameritas Life. Ameritas Bluestar Retirement Services, LLC has since been dissolved. Ameritas Life made no payments for administrative services provided by affiliated companies in 2019, 2020, or 2021.

Matters of state and federal law pertaining to the policies have been reviewed by the Ameritas Life legal staff.

UNDERWRITER

Policies are distributed by Ameritas Investment Company, LLC ("AIC"), 5900 O Street, Lincoln, Nebraska 68510 (formerly Ameritas Investment Corp. which served as underwriter until its conversion to a limited liability company in January, 2020). Beginning in 2020, Ameritas Investment Company, LLC (the "Underwriter") served as Underwriter and distributor for the Policies. AIC is a wholly owned subsidiary of ours.

The Ameritas Advisor II VUL and the Ameritas Advisor ClearEdge VUL are offered continuously. Other policies listed are no longer offered for new sales.

YEAR:	2019	2020	2021
Variable life insurance compensation we paid to Underwriter* that was paid to other broker-dealers and representatives (not kept by the Underwriter).	$19,695	$13,610	$48,391
Variable life insurance compensation earned and kept by the Underwriter.*	$0	$0	$0
Fees the Depositor paid to the Underwriter* for variable life insurance Principal Underwriter services.	$2,611	$1,997	$7,420

*Ameritas Investment Corp. in 2019; Ameritas Investment Company, LLC, in 2020 and 2021.

DISTRIBUTION OF THE POLICY

Our Underwriter, AIC, enters into contracts with various broker-dealers ("Distributors") to distribute Policies. These Distributors are registered with the SEC and are members of the Financial Industry Regulatory Authority. All persons selling the Policy must be registered representatives of the Distributors, and also must be licensed as insurance agents to sell variable insurance products. There is no premium load to cover sales and distribution expenses. All compensation or expense reimbursement received by AIC for serving as principal underwriter of the Policies will be paid by us from our other assets or surplus in our general account, which may include profits derived from other charges made under the Policies. Policies can be purchased directly from us through our direct consumer services, with salaried employees who are registered representatives of AIC and who will not receive compensation related to the purchase.

Distribution Compensation for Currently Sold Products

Ameritas Advisor ClearEdge VUL: We and/or an affiliate may pay cash compensation from our own resources pursuant to marketing and education arrangements we have in place with broker-dealers and their marketing organizations. We may provide up to 30% of first year target premium and 1% of premiums above that amount paid in the first Policy Year, as well as up to 1% of target premium in Policy years 2 – 10, for such marketing and education services, pursuant to these arrangements. We do not pay commissions to these broker-dealers pursuant to a selling agreement. You may ask your life insurance producer how he/she will personally be compensated for the transaction.

Ameritas Advisor II VUL: We and/or an affiliate may pay cash compensation from our own resources pursuant to marketing and education arrangements we have in place with broker-dealers and their marketing organizations. We may provide up to 25% of first year target premium and 1% of premiums above that amount paid in the first Policy Year for such marketing and education services, pursuant to these arrangements. We do not pay commissions to these broker-dealers pursuant to a selling agreement. You may ask your life insurance producer how he/she will personally be compensated for the transaction.

Distribution Compensation for Products No Longer Being Sold

Ameritas Advisor VUL: We pay as commissions for the sale of the Policies up to 15% of first-year target premium and 2% of premiums above that amount paid in the first Policy Year.

Low-Load Survivorship Variable Universal Life: During the first Policy Year, compensation may equal an amount up to 15% of first year target premium paid plus the first year costs of any riders and 2% of excess first year premium.

Low-Load Variable Life: During the first Policy Year, compensation may equal an amount up to 9% of first year target premium paid plus the first year costs of any riders and 2% of excess first year premium. In years thereafter, we may pay the broker-dealer asset-based compensation at an annualized rate of 0.1% per Policy Year of the net Cash Surrender Value.

Compensation arrangements may vary among broker-dealers. Also, we may pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in the prospectus CHARGES sections.

MORE INFORMATION ON CHARGES

Waiver of Certain Charges

When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding charges charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected

ALIC Separate Account LLVL	SAI: 2	Statement of Additional Information

premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue, or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. Any fee waiver will not discriminate unfairly against protected classes of individuals and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any charges may be subject to state approval.

Underwriting Procedure

The Policy’s cost of insurance depends upon the insured’s gender, issue age, risk class, specified amount, and length of time the Policy has been in force. The rates will vary depending upon tobacco use and other risk factors. For Ameritas Advisor II VUL and Ameritas Advisor ClearEdge VUL, guaranteed cost of insurance rates are based on the gender-distinct 2017 Commissioners Standard Ordinary Age Nearest Birthday Ultimate Mortality Tables. Attained ages 18 and greater will follow smoker-distinct rates while attained ages 0-17 will follow composite rates. For Ameritas Advisor VUL, guaranteed cost of insurance rates are based on the gender-distinct smoker-distinct 2001 Commissioners Standard Ordinary Age Nearest Birthday Ultimate Mortality Tables. For all other Policies, the guaranteed cost of insurance rates are based on the insured’s attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables without smoker distinction. The maximum rates for the table-rated substandard insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to reflect higher mortality risk. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

For all products under this Separate Account with the exception of Ameritas Advisor ClearEdge VUL, the cost of insurance rates, Policy charges, and payment options for Policies issued in Montana, and perhaps other states or in connection with certain employee benefit arrangements, are issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

If the rating class for any increase in the specified amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. Decreases may be reflected in the cost of insurance rate, as discussed earlier.

The actual charges made during the Policy Year will be shown in the annual report delivered to Policy Owners.

DISTRIBUTION OF MATERIALS

We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several Owners with the same last name who share a common address or post office box.

ADVERTISING

From time to time, we may advertise performance information for the Subaccounts and their underlying portfolios. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios.

We may provide hypothetical illustrations of Policy value, Cash Surrender Value and death benefit based on historical investment returns of the underlying portfolios for a sample Policy based on assumptions as to age, gender and risk class of the insured, and other Policy-specific assumptions.

We may also provide individualized hypothetical illustrations calculated in the same manner as stated above but based upon factors particular to your Policy.

Past performance is no guarantee of future results. The return and principal value of an investment will fluctuate so that investor’s shares, when redeemed, may be worth more or less than their original cost.

PERFORMANCE DATA

From time to time, we may advertise performance for the Subaccount variable investment options. Performance data is available on our website and is authorized for use with prospective investors only when accompanied or preceded by current product and fund prospectuses containing detailed information about the Policy, investment options, limitations and risks.

Performance returns reflect fees and charges assessed by the fund companies and current mortality and expenses and administrative risk charges deducted from Separate Account assets. Some portfolio advisors have agreed to limit their expenses; without these limits, performance would have been lower. The returns shown on our website do not reflect the Policy’s transaction fees and periodic charges. If these fees and charges were deducted, the performance quoted would be lower. Yields shown are typically "annualized" yields. This means the income generated during the measured seven days is assumed to be generated each week over a 52-week period, and not reinvested, and is shown as a percentage of the investment.

We encourage you to obtain a personalized illustration which reflects all charges of the Policy and the impact of those charges upon performance; contact your registered representative or us to obtain an illustration based upon your specific situation. See the Policy prospectus for detailed information about Policy charges and portfolio prospectuses for each portfolio’s expenses.

For periods prior to the date the Policy Subaccount began operation, performance data will be calculated based on the performance of the underlying portfolio and the assumption that the Subaccounts were in existence for the same periods as those indicated for the underlying portfolio with the level of Policy charges that were in effect at the inception of the Subaccount. Past performance is no guarantee of future results. The return and principal value of an investment will fluctuate so that investor’s shares, when redeemed, may be worth more or less than their original cost.

ALIC Separate Account LLVL	SAI: 3	Statement of Additional Information

LICENSING AGREEMENT

The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the Owners of the Policy or any member of the public regarding the advisability of investing in securities generally or in the Policy particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee ("Ameritas Life") is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the product. S&P has no obligation to take the needs of the Licensee or the Owners of the Policy into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the timing of the issuance or sale of the product or in the determination or calculation of the equation by which the Policy is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE POLICY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

FINANCIAL STATEMENTS

The balance sheets – statutory basis of Ameritas Life Insurance Corp., a wholly owned subsidiary of Ameritas Holding Company, which is a wholly owned subsidiary of Ameritas Mutual Holding Company, as of December 31, 2021 and 2020, and the related summary of operations and changes in capital and surplus – statutory basis and statements of cash flows – statutory basis for each of the three years in the period ended December 31, 2021 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and the statements of net assets of each of the subaccounts of Ameritas Life Insurance Corp. Separate Account LLVL as of December 31, 2021, and the related statements of operations for the period then ended, the statements of changes in net assets for each of the periods in the two years then ended and the financial highlights for each of the periods in the five years then ended, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein.

Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address is 1601 Dodge Street, Suite 3100, Omaha, NE 68102.

Our financial statements bear only on our ability to meet our obligations under the Policy and should not be considered as bearing on the investment performance of the assets held in the Separate Account.

ALIC Separate Account LLVL	SAI: 4	Statement of Additional Information

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021
AND FOR EACH OF THE PERIODS IN THE TWO YEARS THEN ENDED
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policyowners of Ameritas Life Insurance Corp. Separate Account LLVL

and the Board of Directors of Ameritas Life Insurance Corp.

Lincoln, Nebraska

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of net assets of each of the subaccounts listed in Note 1 which comprise Ameritas Life Insurance Corp. Separate Account LLVL (the “Account”) as of December 31, 2021, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the subaccounts constituting the Account as of December 31, 2021, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on the subaccounts’ financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The subaccounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the subaccounts’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2021, by correspondence with the custodians. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

March 11, 2022

We have served as the Account’s auditor since 1996.

This page left intentionally blank.

AMERITAS LIFE INSURANCE CORP.
SEPARATE ACCOUNT LLVL
STATEMENTS OF NET ASSETS
DECEMBER 31, 2021

ASSETS
INVESTMENTS AT FAIR VALUE:

Calvert Variable Series, Inc. (Calvert):
Calvert VP SRI Balanced Portfolio, Class I (Balanced) -
432,106.082 shares at $2.78 per share (cost $945,359)	$1,201,255
Calvert VP SRI Mid Cap Portfolio (Mid Cap) -
2,995.918 shares at $37.47 per share (cost $91,663)	112,257
DWS Investments VIT Funds (Scudder):
DWS Equity 500 Index VIP Portfolio, Class A (Equity 500) -
13,204.689 shares at $30.22 per share (cost $225,817)	399,046
DWS Small Cap Index VIP Portfolio, Class A (Small Cap) -
30,329.214 shares at $18.63 per share (cost $487,234)	565,033
DWS Variable Series II (Scudder):
DWS Small Mid Cap Value VIP Portfolio, Class A (Mid Value) -
26,765.280 shares at $15.47 per share (cost $361,416)	414,059
DWS International Growth VIP Portfolio, Class A (Global) -
12,850.663 shares at $18.80 per share (cost $180,750)	241,592
DWS Variable Series I (Scudder):
DWS Capital Growth VIP Portfolio, Class A (Growth) -
13,357.536 shares at $49.11 per share (cost $522,846)	655,989
Fidelity(R) Variable Insurance Products (Fidelity):
Fidelity(R) VIP Contrafund(SM) Portfolio, Initial Class (Contrafund IC) -
136,321.350 shares at $54.35 per share (cost $4,897,000)	7,409,065
Fidelity(R) VIP Contrafund(SM) Portfolio, Service Class (Contrafund SC) -
25,153.712 shares at $54.00 per share (cost $831,214)	1,358,300
Fidelity(R) VIP High Income Portfolio, Service Class (High Income SC) -
4,318.700 shares at $5.21 per share (cost $23,648)	22,500
Fidelity(R) VIP Investment Grade Bond Portfolio, Initial Class (Inv. Grade Bond IC) -
162,497.874 shares at $13.35 per share (cost $2,116,638)	2,169,347
Fidelity(R) VIP Mid Cap Portfolio, Service Class (Mid Cap SC) -
96,658.466 shares at $40.63 per share (cost $3,191,182)	3,927,233
Fidelity(R) VIP Overseas Portfolio, Initial Class (Overseas IC) -
43,339.805 shares at $29.28 per share (cost $957,460)	1,268,989
Fidelity(R) VIP Strategic Income Portfolio, Initial Class (Strategic IC) -
93,655.294 shares at $11.74 per share (cost $1,086,548)	1,099,513
Fidelity(R) VIP Equity-Income Portfolio(SM), Initial Class (Equity Inc. IC) -
10,878.322 shares at $26.15 per share (cost $259,736)	284,468
Fidelity(R) VIP High Income Portfolio, Initial Class (High Income IC) -
15,258.792 shares at $5.25 per share (cost $81,243)	80,109
Fidelity(R) VIP Mid Cap Portfolio, Initial Class (Mid Cap IC) -
8,452.805 shares at $41.17 per share (cost $315,379)	348,002

The accompanying notes are an integral part of these financial statements.

FS-3

AMERITAS LIFE INSURANCE CORP.
SEPARATE ACCOUNT LLVL
STATEMENTS OF NET ASSETS
DECEMBER 31, 2021

ASSETS, continued
INVESTMENTS AT FAIR VALUE:

Fidelity(R) Variable Insurance Products (Fidelity), continued:
Fidelity(R) VIP Government Money Market Portfolio, Initial Class (Money Market) -
9,031,491.720 shares at $1.00 per share (cost $9,031,492)	$9,031,492
AIM Variable Insurance Funds (AIM):
Invesco V.I. Diversified Dividend Fund Portfolio, Series I (Dividend) -
11,522.850 shares at $29.82 per share (cost $269,490)	343,611
Invesco V.I. Health Care Fund Portfolio, Series I (Health) -
32,464.445 shares at $33.86 per share (cost $913,627)	1,099,246
Invesco V.I. Technology Fund Portfolio, Series I (Technology) -
45,479.677 shares at $38.08 per share (cost $1,115,588)	1,731,866
Invesco V.I. International Growth Fund Portfolio, Series I (Intl. Growth) -
14,698.110 shares at $41.41 per share (cost $537,514)	608,649
Invesco V.I. American Franchise Fund Portfolio, Series I (Franchise) -
487.422 shares at $88.63 per share (cost $40,027)	43,200
Janus Aspen Series (Janus):
Janus Henderson Research Portfolio, Institutional Shares (Growth) -
1,068.637 shares at $56.31 per share (cost $28,618)	60,175
Neuberger Berman Advisers Management Trust (Neuberger Berman):
Neuberger Berman AMT Short Duration Bond Portfolio, Class I (Bond) -
62,605.400 shares at $10.48 per share (cost $673,748)	656,105
Neuberger Berman AMT Mid Cap Growth Portfolio, Class I (Mid-Cap) -
76,266.079 shares at $40.34 per share (cost $2,078,939)	3,076,574
Neuberger Berman AMT Sustainable Equity Portfolio, Class I (Equity) -
88,122.679 shares at $37.03 per share (cost $2,343,083)	3,263,183
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio, Class I (Regency) -
9,597.441 shares at $20.33 per share (cost $188,587)	195,116
Rydex Variable Trust (Rydex):
Rydex Nova Fund Portfolio (Nova) -
4,089.957 shares at $196.70 per share (cost $540,578)	804,495
Rydex NASDAQ-100(R) Fund Portfolio (NASDAQ) -
41,209.417 shares at $72.88 per share (cost $2,187,662)	3,003,342
Rydex Precious Metals Fund Portfolio (Precious Metals) -
33,412.030 shares at $41.25 per share (cost $1,291,843)	1,378,246
Rydex Inverse S&P 500(R) Strategy Fund Portfolio (Inv. S&P 500) -
692.941 shares at $31.10 per share (cost $37,062)	21,550
Rydex Government Long Bond 1.2x Strategy Fund Portfolio (Gov. Long Bond) -
2,503.284 shares at $38.33 per share (cost $88,679)	95,951
Guggenheim Long Short Equity Fund Portfolio (Sector Rotation) -
179.974 shares at $17.71 per share (cost $2,921)	3,187

The accompanying notes are an integral part of these financial statements.

FS-4

AMERITAS LIFE INSURANCE CORP.
SEPARATE ACCOUNT LLVL
STATEMENTS OF NET ASSETS
DECEMBER 31, 2021

ASSETS, continued
INVESTMENTS AT FAIR VALUE:

Third Avenue Variable Series Trust (Third Avenue):
Third Avenue Value Portfolio (Value) -
146,887.579 shares at $18.51 per share (cost $2,188,748)	$2,718,889
Vanguard(R) Variable Insurance Fund (Vanguard):
Vanguard(R) Equity Index Portfolio (Equity Index) -
665,189.095 shares at $65.47 per share (cost $22,463,711)	43,549,930
Vanguard(R) Total Bond Market Index Portfolio (Total Bond) -
507,853.529 shares at $12.22 per share (cost $6,125,877)	6,205,970
Vanguard(R) Real Estate Index Portfolio (REIT Index) -
460,754.069 shares at $16.56 per share (cost $5,731,975)	7,630,087
Vanguard(R) Mid-Cap Index Portfolio (Mid-Cap) -
391,620.405 shares at $29.48 per share (cost $8,071,713)	11,544,970
Vanguard(R) Total Stock Market Index Portfolio (Stock Market Index) -
380,998.531 shares at $56.94 per share (cost $13,798,249)	21,694,056
Vanguard(R) Conservative Allocation Portfolio (Conservative) -
6,450.547 shares at $28.60 per share (cost $164,842)	184,486
Vanguard(R) Moderate Allocation Portfolio (Moderate) -
39,405.115 shares at $33.89 per share (cost $1,174,910)	1,335,439
Vanguard(R) Short-Term Investment-Grade Portfolio (Short-Term) -
279,375.780 shares at $10.78 per share (cost $3,017,339)	3,011,671
Vanguard(R) Equity Income Portfolio (Equity Income) -
388,325.832 shares at $27.81 per share (cost $7,977,700)	10,799,341
Vanguard(R) Growth Portfolio (Growth) -
605,948.919 shares at $38.27 per share (cost $13,710,408)	23,189,665
Vanguard(R) Balanced Portfolio (Balanced) -
380,178.883 shares at $28.41 per share (cost $8,166,988)	10,800,882
Vanguard(R) High Yield Bond Portfolio (High Yield Bond) -
318,270.358 shares at $8.06 per share (cost $2,451,049)	2,565,259
Vanguard(R) International Portfolio (International) -
489,866.414 shares at $39.70 per share (cost $11,237,160)	19,447,697
Vanguard(R) Diversified Value Portfolio (Diversified) -
243,331.176 shares at $17.45 per share (cost $3,328,813)	4,246,129
Vanguard(R) Small Company Growth Portfolio (Small Company Growth) -
747,669.068 shares at $26.50 per share (cost $14,827,823)	19,813,230
Vanguard(R) Total International Stock Market Index Portfolio (International Stock) -
50,579.218 shares at $24.23 per share (cost $1,127,575)	1,225,534
Vanguard(R) Global Bond Index Portfolio (Global Bond) -
3,406.267 shares at $21.30 per share (cost $73,523)	72,553

The accompanying notes are an integral part of these financial statements.

FS-5

AMERITAS LIFE INSURANCE CORP.
SEPARATE ACCOUNT LLVL
STATEMENTS OF NET ASSETS
DECEMBER 31, 2021

ASSETS, continued
INVESTMENTS AT FAIR VALUE:

Allspring Funds - Variable Trust (Allspring):
Allspring VT Discovery Fund Portfolio, Class 2 (Discovery) -
15,327.891 shares at $42.74 per share (cost $553,683)	$655,114
Allspring VT Opportunity Fund Portfolio, Class 2 (Opportunity) -
22,026.553 shares at $35.14 per share (cost $561,614)	774,013
American Century Investments (American Century):
American Century VP Mid Cap Value Fund Portfolio, Class I (Mid Cap) -
59,650.343 shares at $25.02 per share (cost $1,201,313)	1,492,452
American Century VP International Fund Portfolio, Class I (International) -
2,484.241 shares at $14.86 per share (cost $29,615)	36,916
American Century VP Inflation Protection Fund Portfolio, Class I (Inflation) -
17,972.854 shares at $11.45 per share (cost $200,391)	205,789
American Funds Insurance Series(R) (American Funds):
American Funds IS Growth-Income Fund Portfolio, Class 1 (IS Growth-Inc) -
277.905 shares at $67.35 per share (cost $15,692)	18,717
American Funds IS Growth Fund Portfolio, Class 1 (IS Growth) -
3,715.148 shares at $127.58 per share (cost $467,070)	473,979
American Funds IS Washington Mutual Investors Fund Portfolio, Class 1 (Blue Chip) -
2,564.574 shares at $18.09 per share (cost $38,376)	46,393
American Funds IS International Fund Portfolio, Class 1 (IS International) -
3,919.592 shares at $22.70 per share (cost $90,620)	88,975
American Funds IS New World Fund Portfolio, Class 1 (IS New World) -
5,788.516 shares at $31.83 per share (cost $175,934)	184,248
Franklin Templeton Variable Insurance Products Trust (Franklin Templeton):
Templeton Global Bond VIP Fund Portfolio, Class 2 (Global Inc.) -
36,337.882 shares at $13.13 per share (cost $586,397)	477,116
MFS(R) Variable Insurance Trust (MFS):
MFS(R) Utilities Series, Initial Class (Utilities IC) -
21,750.198 shares at $38.31 per share (cost $713,864)	833,250
MFS(R) Mid Cap Growth Series, Initial Class (Mid Cap) -
22,858.180 shares at $11.72 per share (cost $267,555)	267,898
MFS(R) Variable Insurance Trust II (MFS):
MFS(R) Research International Portfolio, Initial Class (Research) -
75,389.075 shares at $19.13 per share (cost $1,220,480)	1,442,193
Calvert Variable Products, Inc. (Summit):
Calvert VP EAFE International Index Portfolio, Class I (EAFE Intl.) -
2,204.185 shares at $102.12 per share (cost $187,416)	225,091
Calvert VP S&P MidCap 400 Index Portfolio, Class I (S&P MidCap) -
1,151.848 shares at $144.47 per share (cost $102,413)	166,407
Calvert VP S&P 500 Index Portfolio (S&P 500) -
12,425.809 shares at $200.13 per share (cost $1,832,088)	2,486,777

The accompanying notes are an integral part of these financial statements.

FS-6

AMERITAS LIFE INSURANCE CORP.
SEPARATE ACCOUNT LLVL
STATEMENTS OF NET ASSETS
DECEMBER 31, 2021

ASSETS, continued
INVESTMENTS AT FAIR VALUE:

Calvert Variable Products, Inc. (Summit), continued:
Calvert VP Russell 2000 Small Cap Index Portfolio, Class I (Russell Small Cap) -
10,384.928 shares at $99.34 per share (cost $911,657)	$1,031,639
Calvert VP Volatility Managed Moderate Portfolio, Class F (Moderate) -
5,130.302 shares at $20.80 per share (cost $88,911)	106,710
Calvert VP Volatility Managed Moderate Growth Portfolio, Class F (Mod. Growth) -
20,120.207 shares at $22.49 per share (cost $381,005)	452,503
Calvert VP Volatility Managed Growth Portfolio, Class F (Growth) -
519.228 shares at $23.93 per share (cost $12,069)	12,425
T. Rowe Price Equity Series, Inc. (T. Rowe):
T. Rowe Price Blue Chip Growth Portfolio (Blue Chip) -
140,028.583 shares at $53.12 per share (cost $5,185,580)	7,438,318
Morgan Stanley Variable Insurance Fund, Inc. (Morgan Stanley):
Morgan Stanley VIF Emerging Markets Equity Portfolio, Class I (Emerging Markets) -
123,327.648 shares at $18.11 per share (cost $1,920,181)	2,233,464
PIMCO Variable Insurance Trust (Pimco):
PIMCO CommodityRealReturn(R) Strategy Portfolio, Administrative Class (Commodity) -
82,317.209 shares at $7.74 per share (cost $620,920)	637,135
PIMCO Total Return Portfolio, Administrative Class (Total Return) -
86,732.436 shares at $10.76 per share (cost $969,209)	933,241
PIMCO Low Duration Portfolio, Administrative Class (Low Duration) -
4,954.817 shares at $10.23 per share (cost $50,615)	50,688
DFA Investment Dimensions Group Inc. (DFA):
VA Global Bond Portfolio (Bond) -
26,104.908 shares at $10.44 per share (cost $276,346)	272,535
VA International Small Portfolio (Small) -
57,197.582 shares at $13.66 per share (cost $733,385)	781,319
VA International Value Portfolio (Value) -
45,961.985 shares at $13.35 per share (cost $542,071)	613,593
VA Short-Term Fixed Portfolio (Fixed) -
61,496.449 shares at $10.18 per share (cost $627,823)	626,033
VA U.S. Large Value Portfolio (Large) -
34,129.140 shares at $33.12 per share (cost $896,842)	1,130,357
VA U.S. Targeted Value Portfolio (Targeted) -
46,079.818 shares at $23.57 per share (cost $875,552)	1,086,101
VA Global Moderate Allocation Portfolio (Global) -
2,177.763 shares at $15.78 per share (cost $31,366)	34,365
VA Equity Allocation Portfolio (Equity) -
10,982.273 shares at $14.94 per share (cost $155,090)	164,075

NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS	$264,488,362

The accompanying notes are an integral part of these financial statements

FS-7

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Calvert

	Balanced

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$12,905
Mortality and expense risk charge	(7,360)
Net investment income(loss)	5,545

Realized gain(loss) on investments:
Net realized gain distributions	33,305
Net realized gain(loss) on sale of fund shares	21,968
Net realized gain(loss)	55,273

Change in unrealized appreciation/depreciation	85,852

Net increase(decrease) in net assets resulting
from operations	$146,670

	Balanced

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$5,545	$8,264
Net realized gain(loss)	55,273	35,165
Net change in unrealized appreciation/depreciation	85,852	96,459
Net increase(decrease) in net assets resulting
from operations	146,670	139,888

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	72,804	48,650
Subaccounts transfers (including fixed account), net	(59,769)	74,703
Transfers for policyowner benefits and terminations	(1,096)	(5,277)
Policyowner maintenance charges	(14,254)	(14,158)
Net increase(decrease) from policyowner transactions	(2,315)	103,918

Total increase(decrease) in net assets	144,355	243,806
Net assets at beginning of period	1,056,900	813,094
Net assets at end of period	$1,201,255	$1,056,900

The accompanying notes are an integral part of these financial statements.

FS-8

Calvert		Scudder

Mid Cap		Equity 500		Small Cap

2021		2021		2021

$217		$5,076		$5,868
(708)		(1,065)		(3,865)
(491)		4,011		2,003

4,670		14,884		40,797
918		5,602		30,314
5,588		20,486		71,111

9,320		63,095		(9,418)

$14,417		$87,592		$63,696

Mid Cap		Equity 500		Small Cap

2021	2020	2021	2020	2021	2020

$(491)	$(194)	$4,011	$3,724	$2,003	$1,486
5,588	6,859	20,486	16,924	71,111	48,719
9,320	3,749	63,095	27,728	(9,418)	27,974

14,417	10,414	87,592	48,376	63,696	78,179

-	-	4,482	2,731	20,268	60,971
(447)	(2,355)	-	2	36,369	(122,506)
(1,030)	(108)	(10,485)	-	(12,587)	(15,899)
(3,208)	(3,254)	(3,570)	(3,199)	(17,905)	(16,703)
(4,685)	(5,717)	(9,573)	(466)	26,145	(94,137)

9,732	4,697	78,019	47,910	89,841	(15,958)
102,525	97,828	321,027	273,117	475,192	491,150
$112,257	$102,525	$399,046	$321,027	$565,033	$475,192

FS-9

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Scudder

	Mid Value

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$3,622
Mortality and expense risk charge	(1,737)
Net investment income(loss)	1,885

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	13,778
Net realized gain(loss)	13,778

Change in unrealized appreciation/depreciation	56,789

Net increase(decrease) in net assets resulting
from operations	$72,452

	Mid Value

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$1,885	$1,049
Net realized gain(loss)	13,778	(10,887)
Net change in unrealized appreciation/depreciation	56,789	14,960
Net increase(decrease) in net assets resulting
from operations	72,452	5,122

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	37,227	28,555
Subaccounts transfers (including fixed account), net	70,728	43,018
Transfers for policyowner benefits and terminations	(1,912)	(46,301)
Policyowner maintenance charges	(13,276)	(10,666)
Net increase(decrease) from policyowner transactions	92,767	14,606

Total increase(decrease) in net assets	165,219	19,728
Net assets at beginning of period	248,840	229,112
Net assets at end of period	$414,059	$248,840

The accompanying notes are an integral part of these financial statements.

FS-10

Scudder				Fidelity

Global		Growth		Contrafund IC

2021		2021		2021

$782		$1,214		$4,028
(1,578)		(3,505)		(45,972)
(796)		(2,291)		(41,944)

2,607		30,406		837,678
7,698		45,571		200,863
10,305		75,977		1,038,541

6,831		37,223		611,299

$16,340		$110,909		$1,607,896

Global		Growth		Contrafund IC

2021	2020	2021	2020	2021	2020

$(796)	$1,146	$(2,291)	$(165)	$(41,944)	$(22,999)
10,305	4,775	75,977	62,441	1,038,541	168,389
6,831	33,050	37,223	71,475	611,299	1,190,591

16,340	38,971	110,909	133,751	1,607,896	1,335,981

13,979	11,743	13,804	12,025	177,771	126,450
(3,280)	8,407	131,857	86,945	168,627	(12,418)
-	(328)	(22,256)	(8,787)	(259,540)	(56,097)
(5,012)	(4,510)	(14,205)	(8,687)	(117,824)	(107,524)
5,687	15,312	109,200	81,496	(30,966)	(49,589)

22,027	54,283	220,109	215,247	1,576,930	1,286,392
219,565	165,282	435,880	220,633	5,832,135	4,545,743
$241,592	$219,565	$655,989	$435,880	$7,409,065	$5,832,135

FS-11

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Fidelity

	Contrafund SC

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$764
Mortality and expense risk charge	(4,973)
Net investment income(loss)	(4,209)

Realized gain(loss) on investments:
Net realized gain distributions	171,473
Net realized gain(loss) on sale of fund shares	222,332
Net realized gain(loss)	393,805

Change in unrealized appreciation/depreciation	(29,727)

Net increase(decrease) in net assets resulting
from operations	$359,869

	Contrafund SC

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(4,209)	$(2,389)
Net realized gain(loss)	393,805	11,972
Net change in unrealized appreciation/depreciation	(29,727)	322,882
Net increase(decrease) in net assets resulting
from operations	359,869	332,465

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	55,773	18,245
Subaccounts transfers (including fixed account), net	(503,354)	20,013
Transfers for policyowner benefits and terminations	-	-
Policyowner maintenance charges	(14,530)	(12,821)
Net increase(decrease) from policyowner transactions	(462,111)	25,437

Total increase(decrease) in net assets	(102,242)	357,902
Net assets at beginning of period	1,460,542	1,102,640
Net assets at end of period	$1,358,300	$1,460,542

The accompanying notes are an integral part of these financial statements.

FS-12

Fidelity
High Income		Inv. Grade
SC		Bond IC		Mid Cap SC

2021		2021		2021

$1,226		$44,281		$19,012
(71)		(11,138)		(23,510)
1,155		33,143		(4,498)

-		60,388		594,888
(271)		19,128		98,026
(271)		79,516		692,914

110		(140,335)		123,468

$994		$(27,676)		$811,884

High Income SC		Inv. Grade Bond IC		Mid Cap SC

2021	2020	2021	2020	2021	2020

$1,155	$1,284	$33,143	$36,817	$(4,498)	$(2,686)
(271)	(259)	79,516	9,191	692,914	6,624
110	(497)	(140,335)	135,799	123,468	510,407

994	528	(27,676)	181,807	811,884	514,345

206	419	125,798	116,535	73,012	106,081
-	6	(136,518)	251,992	(78,701)	(203,359)
(3,793)	-	(77,557)	(12,480)	(139,248)	(74,262)
(3,272)	(3,374)	(30,706)	(48,321)	(69,171)	(69,799)
(6,859)	(2,949)	(118,983)	307,726	(214,108)	(241,339)

(5,865)	(2,421)	(146,659)	489,533	597,776	273,006
28,365	30,786	2,316,006	1,826,473	3,329,457	3,056,451
$22,500	$28,365	$2,169,347	$2,316,006	$3,927,233	$3,329,457

FS-13

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Fidelity

	Overseas IC

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$6,310
Mortality and expense risk charge	(7,923)
Net investment income(loss)	(1,613)

Realized gain(loss) on investments:
Net realized gain distributions	88,339
Net realized gain(loss) on sale of fund shares	31,833
Net realized gain(loss)	120,172

Change in unrealized appreciation/depreciation	78,593

Net increase(decrease) in net assets resulting
from operations	$197,152

	Overseas IC

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(1,613)	$(2,153)
Net realized gain(loss)	120,172	(12,148)
Net change in unrealized appreciation/depreciation	78,593	120,374
Net increase(decrease) in net assets resulting
from operations	197,152	106,073

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	33,138	33,915
Subaccounts transfers (including fixed account), net	5,274	(31,339)
Transfers for policyowner benefits and terminations	(4,191)	(5,666)
Policyowner maintenance charges	(24,331)	(23,932)
Net increase(decrease) from policyowner transactions	9,890	(27,022)

Total increase(decrease) in net assets	207,042	79,051
Net assets at beginning of period	1,061,947	982,896
Net assets at end of period	$1,268,989	$1,061,947

The accompanying notes are an integral part of these financial statements.

FS-14

Fidelity
				High Income
Strategic IC		Equity Inc. IC		IC

2021		2021		2021

$28,734		$4,978		$4,287
(7,524)		(1,747)		(510)
21,210		3,231		3,777

17,130		28,587		-
11,621		12,256		(46)
28,751		40,843		(46)

(16,006)		4,225		(11)

$33,955		$48,299		$3,720

Strategic IC		Equity Inc. IC		High Income IC

2021	2020	2021	2020	2021	2020

$21,210	$26,681	$3,231	$1,996	$3,777	$2,924
28,751	(5,496)	40,843	3,885	(46)	(1,712)
(16,006)	30,251	4,225	7,296	(11)	(572)

33,955	51,436	48,299	13,177	3,720	640

64,240	60,264	14,090	11,254	4,754	8,616
15,452	(142,769)	32,527	(13,762)	6,679	(17,014)
(95,017)	(57,789)	(152)	-	(2,134)	-
(22,574)	(22,966)	(8,114)	(7,035)	(2,644)	(3,848)
(37,899)	(163,260)	38,351	(9,543)	6,655	(12,246)

(3,944)	(111,824)	86,650	3,634	10,375	(11,606)
1,103,457	1,215,281	197,818	194,184	69,734	81,340
$1,099,513	$1,103,457	$284,468	$197,818	$80,109	$69,734

FS-15

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Fidelity

	Mid Cap IC

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$2,134
Mortality and expense risk charge	(2,221)
Net investment income(loss)	(87)

Realized gain(loss) on investments:
Net realized gain distributions	52,519
Net realized gain(loss) on sale of fund shares	15,014
Net realized gain(loss)	67,533

Change in unrealized appreciation/depreciation	(562)

Net increase(decrease) in net assets resulting
from operations	$66,884

	Mid Cap IC

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(87)	$(59)
Net realized gain(loss)	67,533	(7,953)
Net change in unrealized appreciation/depreciation	(562)	38,544
Net increase(decrease) in net assets resulting
from operations	66,884	30,532

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	18,943	17,286
Subaccounts transfers (including fixed account), net	25,797	(21,547)
Transfers for policyowner benefits and terminations	(2,821)	-
Policyowner maintenance charges	(4,861)	(4,515)
Net increase(decrease) from policyowner transactions	37,058	(8,776)

Total increase(decrease) in net assets	103,942	21,756
Net assets at beginning of period	244,060	222,304
Net assets at end of period	$348,002	$244,060

The accompanying notes are an integral part of these financial statements.

FS-16

Fidelity		AIM

Money Market		Dividend		Health

2021		2021		2021

$847		$7,287		$2,144
(47,173)		(1,840)		(5,422)
(46,326)		5,447		(3,278)

-		1,319		111,533
-		5,651		8,452
-		6,970		119,985

-		39,143		(438)

$(46,326)		$51,560		$116,269

Money Market		Dividend		Health

2021	2020	2021	2020	2021	2020

$(46,326)	$(30,154)	$5,447	$6,346	$(3,278)	$(1,752)
-	-	6,970	7,358	119,985	41,744
-	-	39,143	(20,547)	(438)	86,216

(46,326)	(30,154)	51,560	(6,843)	116,269	126,208

7,853,699	4,362,321	6,312	9,691	19,088	16,679
(5,108,204)	1,370,422	29,480	(14,187)	19,303	(2,307)
(1,959,403)	(5,069,962)	(2,445)	(8,682)	(2,357)	(9,358)
(374,354)	(488,335)	(12,081)	(12,018)	(26,035)	(26,388)
411,738	174,446	21,266	(25,196)	9,999	(21,374)

365,412	144,292	72,826	(32,039)	126,268	104,834
8,666,080	8,521,788	270,785	302,824	972,978	868,144
$9,031,492	$8,666,080	$343,611	$270,785	$1,099,246	$972,978

FS-17

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	AIM

	Technology

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$-
Mortality and expense risk charge	(8,647)
Net investment income(loss)	(8,647)

Realized gain(loss) on investments:
Net realized gain distributions	157,899
Net realized gain(loss) on sale of fund shares	32,137
Net realized gain(loss)	190,036

Change in unrealized appreciation/depreciation	29,498

Net increase(decrease) in net assets resulting
from operations	$210,887

	Technology

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(8,647)	$(6,786)
Net realized gain(loss)	190,036	232,704
Net change in unrealized appreciation/depreciation	29,498	288,288
Net increase(decrease) in net assets resulting
from operations	210,887	514,206

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	25,058	28,578
Subaccounts transfers (including fixed account), net	25,705	(19,112)
Transfers for policyowner benefits and terminations	(4,860)	(25,105)
Policyowner maintenance charges	(39,824)	(37,097)
Net increase(decrease) from policyowner transactions	6,079	(52,736)

Total increase(decrease) in net assets	216,966	461,470
Net assets at beginning of period	1,514,900	1,053,430
Net assets at end of period	$1,731,866	$1,514,900

The accompanying notes are an integral part of these financial statements.

FS-18

AIM				Janus

Intl. Growth		Franchise		Growth

2021		2021		2021

$8,116		$-		$56
(4,217)		(311)		(274)
3,899		(311)		(218)

42,861		4,960		2,794
14,519		4,174		807
57,380		9,134		3,601

(30,394)		(4,325)		6,658

$30,885		$4,498		$10,041

Intl. Growth		Franchise		Growth

2021	2020	2021	2020	2021	2020

$3,899	$8,563	$(311)	$(227)	$(218)	$(54)
57,380	(34,132)	9,134	8,080	3,601	5,669
(30,394)	(10,359)	(4,325)	3,948	6,658	7,449

30,885	(35,928)	4,498	11,801	10,041	13,064

46,588	38,682	7,693	4,404	-	-
13,894	(436,148)	13,368	(18,470)	(5)	(1,975)
(73,873)	(61,903)	(2,120)	-	-	-
(17,331)	(17,679)	(6,680)	(3,638)	(1,352)	(2,586)
(30,722)	(477,048)	12,261	(17,704)	(1,357)	(4,561)

163	(512,976)	16,759	(5,903)	8,684	8,503
608,486	1,121,462	26,441	32,344	51,491	42,988
$608,649	$608,486	$43,200	$26,441	$60,175	$51,491

FS-19

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Neuberger Berman

	Bond

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$17,238
Mortality and expense risk charge	(4,813)
Net investment income(loss)	12,425

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	2
Net realized gain(loss)	2

Change in unrealized appreciation/depreciation	(11,582)

Net increase(decrease) in net assets resulting
from operations	$845

	Bond

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$12,425	$11,226
Net realized gain(loss)	2	(1,658)
Net change in unrealized appreciation/depreciation	(11,582)	9,034
Net increase(decrease) in net assets resulting
from operations	845	18,602

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	20,089	20,337
Subaccounts transfers (including fixed account), net	(66,016)	4,994
Transfers for policyowner benefits and terminations	(1,677)	(130)
Policyowner maintenance charges	(32,206)	(30,735)
Net increase(decrease) from policyowner transactions	(79,810)	(5,534)

Total increase(decrease) in net assets	(78,965)	13,068
Net assets at beginning of period	735,070	722,002
Net assets at end of period	$656,105	$735,070

The accompanying notes are an integral part of these financial statements.

FS-20

Neuberger Berman

Mid-Cap		Equity		Regency

2021		2021		2021

$-		$11,528		$289
(15,287)		(14,959)		(259)
(15,287)		(3,431)		30

328,364		58,946		-
112,338		51,101		154
440,702		110,047		154

(60,625)		509,480		6,502

$364,790		$616,096		$6,686

Mid-Cap		Equity		Regency

2021	2020	2021	2020	2021	2020

$(15,287)	$(11,926)	$(3,431)	$2,694	$30	$4
440,702	187,281	110,047	92,366	154	(87)
(60,625)	597,351	509,480	334,041	6,502	61

364,790	772,706	616,096	429,101	6,686	(22)

49,030	52,017	109,638	80,393	3,381	197
(124,433)	(455,835)	(30,480)	(24,340)	187,215	(108)
(32,790)	(32,563)	(93,825)	(87,943)	-	-
(90,426)	(85,401)	(94,698)	(102,708)	(3,094)	(109)
(198,619)	(521,782)	(109,365)	(134,598)	187,502	(20)

166,171	250,924	506,731	294,503	194,188	(42)
2,910,403	2,659,479	2,756,452	2,461,949	928	970
$3,076,574	$2,910,403	$3,263,183	$2,756,452	$195,116	$928

FS-21

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Rydex

	Nova

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$2,434
Mortality and expense risk charge	(4,083)
Net investment income(loss)	(1,649)

Realized gain(loss) on investments:
Net realized gain distributions	29,146
Net realized gain(loss) on sale of fund shares	37,035
Net realized gain(loss)	66,181

Change in unrealized appreciation/depreciation	172,351

Net increase(decrease) in net assets resulting
from operations	$236,883

	Nova

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(1,649)	$1,069
Net realized gain(loss)	66,181	38,863
Net change in unrealized appreciation/depreciation	172,351	34,249
Net increase(decrease) in net assets resulting
from operations	236,883	74,181

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	23,639	76,687
Subaccounts transfers (including fixed account), net	85,102	84,062
Transfers for policyowner benefits and terminations	(49,392)	(9,977)
Policyowner maintenance charges	(44,713)	(43,467)
Net increase(decrease) from policyowner transactions	14,636	107,305

Total increase(decrease) in net assets	251,519	181,486
Net assets at beginning of period	552,976	371,490
Net assets at end of period	$804,495	$552,976

The accompanying notes are an integral part of these financial statements.

FS-22

Rydex
		Precious
NASDAQ		Metals		Inv. S&P 500

2021		2021		2021

$-		$49,963		$-
(13,838)		(8,512)		(107)
(13,838)		41,451		(107)

211,365		-		-
473,450		64,345		(4,256)
684,815		64,345		(4,256)

(29,953)		(227,570)		(1,967)

$641,024		$(121,774)		$(6,330)

NASDAQ		Precious Metals		Inv. S&P 500

2021	2020	2021	2020	2021	2020

$(13,838)	$(5,799)	$41,451	$46,302	$(107)	$34
684,815	547,171	64,345	130,381	(4,256)	(19,341)
(29,953)	297,107	(227,570)	172,438	(1,967)	4,554

641,024	838,479	(121,774)	349,121	(6,330)	(14,753)

36,183	33,658	57,784	62,996	7,791	10,102
(66,481)	(153,169)	136,782	12,348	1,058	(24,463)
(100,091)	(4,042)	(9,953)	(9,339)	-	-
(46,189)	(40,218)	(44,999)	(45,816)	(4,531)	(7,522)
(176,578)	(163,771)	139,614	20,189	4,318	(21,883)

464,446	674,708	17,840	369,310	(2,012)	(36,636)
2,538,896	1,864,188	1,360,406	991,096	23,562	60,198
$3,003,342	$2,538,896	$1,378,246	$1,360,406	$21,550	$23,562

FS-23

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Rydex
	Gov. Long
	Bond

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$414
Mortality and expense risk charge	(721)
Net investment income(loss)	(307)

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	(77)
Net realized gain(loss)	(77)

Change in unrealized appreciation/depreciation	(21,727)

Net increase(decrease) in net assets resulting
from operations	$(22,111)

	Gov. Long Bond

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(307)	$(913)
Net realized gain(loss)	(77)	10,320
Net change in unrealized appreciation/depreciation	(21,727)	25,513
Net increase(decrease) in net assets resulting
from operations	(22,111)	34,920

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	10,636	15,869
Subaccounts transfers (including fixed account), net	(60,011)	(4,630)
Transfers for policyowner benefits and terminations	(11,109)	(2,000)
Policyowner maintenance charges	(11,669)	(15,643)
Net increase(decrease) from policyowner transactions	(72,153)	(6,404)

Total increase(decrease) in net assets	(94,264)	28,516
Net assets at beginning of period	190,215	161,699
Net assets at end of period	$95,951	$190,215

The accompanying notes are an integral part of these financial statements.

FS-24

Rydex		Third Avenue		Vanguard
Sector
Rotation		Value		Equity Index

2021		2021		2021

$13		$18,136		$496,861
(110)		(16,094)		(210,356)
(97)		2,042		286,505

-		-		1,484,451
7,605		34,765		1,608,770
7,605		34,765		3,093,221

132		423,338		6,307,362

$7,640		$460,145		$9,687,088

Sector Rotation		Value		Equity Index

2021	2020	2021	2020	2021	2020

$(97)	$240	$2,042	$38,495	$286,505	$354,898
7,605	786	34,765	(9,460)	3,093,221	1,396,934
132	725	423,338	126,554	6,307,362	3,708,674

7,640	1,751	460,145	155,589	9,687,088	5,460,506

176	429	46,208	48,163	796,403	704,340
(6,012)	(5,003)	130,189	420,425	(1,199,004)	212,050
-	-	(41,610)	(41,556)	(1,481,741)	(563,982)
(322)	(163)	(55,174)	(51,846)	(670,165)	(664,826)
(6,158)	(4,737)	79,613	375,186	(2,554,507)	(312,418)

1,482	(2,986)	539,758	530,775	7,132,581	5,148,088
1,705	4,691	2,179,131	1,648,356	36,417,349	31,269,261
$3,187	$1,705	$2,718,889	$2,179,131	$43,549,930	$36,417,349

FS-25

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Vanguard

	Total Bond

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$127,161
Mortality and expense risk charge	(32,553)
Net investment income(loss)	94,608

Realized gain(loss) on investments:
Net realized gain distributions	50,992
Net realized gain(loss) on sale of fund shares	17,543
Net realized gain(loss)	68,535

Change in unrealized appreciation/depreciation	(305,479)

Net increase(decrease) in net assets resulting
from operations	$(142,336)

	Total Bond

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$94,608	$105,292
Net realized gain(loss)	68,535	65,767
Net change in unrealized appreciation/depreciation	(305,479)	212,017
Net increase(decrease) in net assets resulting
from operations	(142,336)	383,076

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	366,965	278,962
Subaccounts transfers (including fixed account), net	101,454	(32)
Transfers for policyowner benefits and terminations	(155,344)	(219,978)
Policyowner maintenance charges	(125,744)	(142,646)
Net increase(decrease) from policyowner transactions	187,331	(83,694)

Total increase(decrease) in net assets	44,995	299,382
Net assets at beginning of period	6,160,975	5,861,593
Net assets at end of period	$6,205,970	$6,160,975

The accompanying notes are an integral part of these financial statements.

FS-26

Vanguard
				Stock Market
REIT Index		Mid-Cap		Index

2021		2021		2021

$131,351		$111,283		$225,280
(38,046)		(59,138)		(109,537)
93,305		52,145		115,743

173,803		664,129		966,704
93,453		179,719		328,381
267,256		843,848		1,295,085

1,838,398		1,255,815		2,814,005

$2,198,959		$2,151,808		$4,224,833

REIT Index		Mid-Cap		Stock Market Index

2021	2020	2021	2020	2021	2020

$93,305	$104,639	$52,145	$64,708	$115,743	$151,553
267,256	41,621	843,848	460,824	1,295,085	840,597
1,838,398	(485,299)	1,255,815	749,948	2,814,005	1,841,873

2,198,959	(339,039)	2,151,808	1,275,480	4,224,833	2,834,023

250,266	206,168	305,393	294,266	551,915	415,064
(43,690)	(154,544)	527,233	(87,243)	536,651	(251,458)
(157,416)	(62,238)	(162,415)	(185,342)	(60,154)	(90,939)
(141,476)	(139,682)	(206,498)	(219,772)	(260,670)	(248,577)
(92,316)	(150,296)	463,713	(198,091)	767,742	(175,910)

2,106,643	(489,335)	2,615,521	1,077,389	4,992,575	2,658,113
5,523,444	6,012,779	8,929,449	7,852,060	16,701,481	14,043,368
$7,630,087	$5,523,444	$11,544,970	$8,929,449	$21,694,056	$16,701,481

FS-27

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Vanguard

	Conservative

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$2,432
Mortality and expense risk charge	(1,063)
Net investment income(loss)	1,369

Realized gain(loss) on investments:
Net realized gain distributions	5,426
Net realized gain(loss) on sale of fund shares	756
Net realized gain(loss)	6,182

Change in unrealized appreciation/depreciation	1,039

Net increase(decrease) in net assets resulting
from operations	$8,590

	Conservative

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$1,369	$1,301
Net realized gain(loss)	6,182	654
Net change in unrealized appreciation/depreciation	1,039	14,609
Net increase(decrease) in net assets resulting
from operations	8,590	16,564

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	11,875	10,219
Subaccounts transfers (including fixed account), net	12,898	41,539
Transfers for policyowner benefits and terminations	-	(133)
Policyowner maintenance charges	(4,179)	(4,173)
Net increase(decrease) from policyowner transactions	20,594	47,452

Total increase(decrease) in net assets	29,184	64,016
Net assets at beginning of period	155,302	91,286
Net assets at end of period	$184,486	$155,302

The accompanying notes are an integral part of these financial statements.

FS-28

Vanguard
				Equity
Moderate		Short-Term		Income

2021		2021		2021

$17,649		$43,426		$185,948
(7,625)		(16,144)		(51,812)
10,024		27,282		134,136

42,763		10,665		171,701
24,383		21,294		290,810
67,146		31,959		462,511

26,865		(89,572)		1,485,245

$104,035		$(30,331)		$2,081,892

Moderate		Short-Term		Equity Income

2021	2020	2021	2020	2021	2020

$10,024	$11,426	$27,282	$22,010	$134,136	$167,991
67,146	13,624	31,959	22,365	462,511	299,974
26,865	74,596	(89,572)	56,542	1,485,245	(294,176)

104,035	99,646	(30,331)	100,917	2,081,892	173,789

8,581	13,019	86,814	71,671	253,942	242,366
253,973	640,066	492,165	1,223,995	392,323	(190,021)
(202,761)	(164,621)	(12,688)	(8,282)	(95,415)	(109,155)
(19,685)	(11,227)	(36,295)	(35,460)	(265,100)	(293,209)
40,108	477,237	529,996	1,251,924	285,750	(350,019)

144,143	576,883	499,665	1,352,841	2,367,642	(176,230)
1,191,296	614,413	2,512,006	1,159,165	8,431,699	8,607,929
$1,335,439	$1,191,296	$3,011,671	$2,512,006	$10,799,341	$8,431,699

FS-29

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Vanguard

	Growth

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$7,299
Mortality and expense risk charge	(114,208)
Net investment income(loss)	(106,909)

Realized gain(loss) on investments:
Net realized gain distributions	1,918,380
Net realized gain(loss) on sale of fund shares	743,312
Net realized gain(loss)	2,661,692

Change in unrealized appreciation/depreciation	905,529

Net increase(decrease) in net assets resulting
from operations	$3,460,312

	Growth

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(106,909)	$(34,222)
Net realized gain(loss)	2,661,692	1,201,816
Net change in unrealized appreciation/depreciation	905,529	4,663,372
Net increase(decrease) in net assets resulting
from operations	3,460,312	5,830,966

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	405,670	343,653
Subaccounts transfers (including fixed account), net	137,347	1,550,650
Transfers for policyowner benefits and terminations	(434,939)	(557,613)
Policyowner maintenance charges	(369,766)	(360,966)
Net increase(decrease) from policyowner transactions	(261,688)	975,724

Total increase(decrease) in net assets	3,198,624	6,806,690
Net assets at beginning of period	19,991,041	13,184,351
Net assets at end of period	$23,189,665	$19,991,041

The accompanying notes are an integral part of these financial statements.

FS-30

Vanguard
		High Yield
Balanced		Bond		International

2021		2021		2021

$181,521		$112,302		$55,818
(58,023)		(16,055)		(113,658)
123,498		96,247		(57,840)

503,742		-		1,403,506
136,682		17,202		637,722
640,424		17,202		2,041,228

935,645		(32,147)		(2,361,287)

$1,699,567		$81,302		$(377,899)

Balanced		High Yield Bond		International

2021	2020	2021	2020	2021	2020

$123,498	$175,679	$96,247	$119,805	$(57,840)	$100,337
640,424	339,951	17,202	(8,851)	2,041,228	993,504
935,645	346,915	(32,147)	(3,936)	(2,361,287)	6,168,570

1,699,567	862,545	81,302	107,018	(377,899)	7,262,411

236,194	244,015	129,619	101,135	336,941	337,104
(71,204)	196,815	18,706	(71,352)	104,692	(1,292,646)
(188,115)	(39,357)	(136,487)	(24,573)	(243,318)	(343,773)
(290,020)	(359,197)	(83,766)	(91,613)	(342,651)	(378,418)
(313,145)	42,276	(71,928)	(86,403)	(144,336)	(1,677,733)

1,386,422	904,821	9,374	20,615	(522,235)	5,584,678
9,414,460	8,509,639	2,555,885	2,535,270	19,969,932	14,385,254
$10,800,882	$9,414,460	$2,565,259	$2,555,885	$19,447,697	$19,969,932

FS-31

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Vanguard

	Diversified

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$40,660
Mortality and expense risk charge	(22,568)
Net investment income(loss)	18,092

Realized gain(loss) on investments:
Net realized gain distributions	55,917
Net realized gain(loss) on sale of fund shares	69,185
Net realized gain(loss)	125,102

Change in unrealized appreciation/depreciation	816,615

Net increase(decrease) in net assets resulting
from operations	$959,809

	Diversified

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$18,092	$57,014
Net realized gain(loss)	125,102	443,726
Net change in unrealized appreciation/depreciation	816,615	(178,144)
Net increase(decrease) in net assets resulting
from operations	959,809	322,596

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	134,089	156,664
Subaccounts transfers (including fixed account), net	226,892	(243,773)
Transfers for policyowner benefits and terminations	(164,578)	(47,007)
Policyowner maintenance charges	(91,495)	(116,663)
Net increase(decrease) from policyowner transactions	104,908	(250,779)

Total increase(decrease) in net assets	1,064,717	71,817
Net assets at beginning of period	3,181,412	3,109,595
Net assets at end of period	$4,246,129	$3,181,412

The accompanying notes are an integral part of these financial statements.

FS-32

Vanguard
Small Company		International
Growth		Stock		Global Bond

2021		2021		2021

$71,785		$10,870		$197
(105,249)		(5,319)		(257)
(33,464)		5,551		(60)

918,384		5,176		147
229,332		5,126		(62)
1,147,716		10,302		85

1,288,043		26,084		(1,036)

$2,402,295		$41,937		$(1,011)

Small Company Growth		International Stock		Global Bond

2021	2020	2021	2020	2021	2020

$(33,464)	$15,578	$5,551	$1,308	$(60)	$(8)
1,147,716	1,257,948	10,302	(140)	85	119
1,288,043	1,868,230	26,084	65,012	(1,036)	66

2,402,295	3,141,756	41,937	66,180	(1,011)	177

363,502	313,002	102,406	17,389	6,990	1,418
(256,181)	(593,213)	595,437	241,753	63,969	2,560
(198,803)	(154,244)	(3,979)	-	(83)	-
(311,347)	(301,890)	(8,283)	(3,570)	(3,132)	(188)
(402,829)	(736,345)	685,581	255,572	67,744	3,790

1,999,466	2,405,411	727,518	321,752	66,733	3,967
17,813,764	15,408,353	498,016	176,264	5,820	1,853
$19,813,230	$17,813,764	$1,225,534	$498,016	$72,553	$5,820

FS-33

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Allspring

	Discovery

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$-
Mortality and expense risk charge	(5,166)
Net investment income(loss)	(5,166)

Realized gain(loss) on investments:
Net realized gain distributions	64,596
Net realized gain(loss) on sale of fund shares	135,289
Net realized gain(loss)	199,885

Change in unrealized appreciation/depreciation	(237,521)

Net increase(decrease) in net assets resulting
from operations	$(42,802)

	Discovery

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(5,166)	$(3,600)
Net realized gain(loss)	199,885	57,813
Net change in unrealized appreciation/depreciation	(237,521)	269,941
Net increase(decrease) in net assets resulting
from operations	(42,802)	324,154

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	17,972	13,993
Subaccounts transfers (including fixed account), net	(377,253)	384,357
Transfers for policyowner benefits and terminations	(94,147)	(2,346)
Policyowner maintenance charges	(26,763)	(28,300)
Net increase(decrease) from policyowner transactions	(480,191)	367,704

Total increase(decrease) in net assets	(522,993)	691,858
Net assets at beginning of period	1,178,107	486,249
Net assets at end of period	$655,114	$1,178,107

The accompanying notes are an integral part of these financial statements.

FS-34

Allspring		American Century

Opportunity		Mid Cap		International

2021		2021		2021

$296		$15,854		$71
(3,281)		(7,847)		(245)
(2,985)		8,007		(174)

35,671		-		1,249
11,919		38,006		2,666
47,590		38,006		3,915

106,690		218,182		(219)

$151,295		$264,195		$3,522

Opportunity		Mid Cap		International

2021	2020	2021	2020	2021	2020

$(2,985)	$(841)	$8,007	$12,722	$(174)	$2,062
47,590	(34,095)	38,006	(16,967)	3,915	(53,046)
106,690	16,769	218,182	7,407	(219)	(21,771)

151,295	(18,167)	264,195	3,162	3,522	(72,755)

11,291	22,719	69,638	57,772	4,385	3,712
(11,268)	(659,045)	94,944	(171,615)	729	(435,617)
(5,437)	(2,550)	(68,481)	(11,936)	(362)	(204)
(22,445)	(24,383)	(30,880)	(29,366)	(5,062)	(5,821)
(27,859)	(663,259)	65,221	(155,145)	(310)	(437,930)

123,436	(681,426)	329,416	(151,983)	3,212	(510,685)
650,577	1,332,003	1,163,036	1,315,019	33,704	544,389
$774,013	$650,577	$1,492,452	$1,163,036	$36,916	$33,704

FS-35

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	American Century

	Inflation

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$5,589
Mortality and expense risk charge	(992)
Net investment income(loss)	4,597

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	725
Net realized gain(loss)	725

Change in unrealized appreciation/depreciation	3,891

Net increase(decrease) in net assets resulting
from operations	$9,213

	Inflation

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$4,597	$769
Net realized gain(loss)	725	463
Net change in unrealized appreciation/depreciation	3,891	1,508
Net increase(decrease) in net assets resulting
from operations	9,213	2,740

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	16,606	3,326
Subaccounts transfers (including fixed account), net	87,069	90,757
Transfers for policyowner benefits and terminations	(2,352)	-
Policyowner maintenance charges	(1,162)	(408)
Net increase(decrease) from policyowner transactions	100,161	93,675

Total increase(decrease) in net assets	109,374	96,415
Net assets at beginning of period	96,415	-
Net assets at end of period	$205,789	$96,415

The accompanying notes are an integral part of these financial statements.

FS-36

American Funds

IS Growth-Inc		IS Growth		Blue Chip

2021		2021		2021

$226		$1,667		$1,105
(95)		(1,247)		(367)
131		420		738

143		14,073		-
128		458		6,046
271		14,531		6,046

2,304		1,614		5,820

$2,706		$16,565		$12,604

IS Growth-Inc		IS Growth		Blue Chip

2021	2020	2021	2020	2021	2020

$131	$43	$420	$6	$738	$413
271	39	14,531	110	6,046	303
2,304	717	1,614	5,173	5,820	2,134

2,706	799	16,565	5,289	12,604	2,850

2,920	2,360	24,181	5,648	15,214	2,724
8,708	2,478	412,366	14,474	(16,561)	27,052
(5)	-	(267)	-	(95)	-
(1,064)	(394)	(4,919)	(797)	(955)	(504)
10,559	4,444	431,361	19,325	(2,397)	29,272

13,265	5,243	447,926	24,614	10,207	32,122
5,452	209	26,053	1,439	36,186	4,064
$18,717	$5,452	$473,979	$26,053	$46,393	$36,186

FS-37

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	American Funds
	IS
	International

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$2,459
Mortality and expense risk charge	(433)
Net investment income(loss)	2,026

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	196
Net realized gain(loss)	196

Change in unrealized appreciation/depreciation	(5,499)

Net increase(decrease) in net assets resulting
from operations	$(3,277)

	IS International

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$2,026	$55
Net realized gain(loss)	196	(408)
Net change in unrealized appreciation/depreciation	(5,499)	3,489
Net increase(decrease) in net assets resulting
from operations	(3,277)	3,136

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	23,299	1,701
Subaccounts transfers (including fixed account), net	43,833	14,263
Transfers for policyowner benefits and terminations	(960)	(1,498)
Policyowner maintenance charges	(1,675)	(918)
Net increase(decrease) from policyowner transactions	64,497	13,548

Total increase(decrease) in net assets	61,220	16,684
Net assets at beginning of period	27,755	11,071
Net assets at end of period	$88,975	$27,755

The accompanying notes are an integral part of these financial statements.

FS-38

American Funds		Franklin Templeton		MFS

IS New World		Global Inc.		Utilities IC

2021		2021		2021

$1,915		$-		$12,221
(1,060)		(3,132)		(4,724)
855		(3,132)		7,497

3,819		-		23,814
9,516		(8,184)		7,687
13,335		(8,184)		31,501

(11,961)		(15,944)		53,341

$2,229		$(27,260)		$92,339

IS New World		Global Inc.		Utilities IC

2021	2020	2021	2020	2021	2020

$855	$(73)	$(3,132)	$33,823	$7,497	$10,426
13,335	72	(8,184)	(50,788)	31,501	16,772
(11,961)	20,274	(15,944)	(28,250)	53,341	1,383

2,229	20,273	(27,260)	(45,215)	92,339	28,581

15,972	153	44,605	36,149	42,420	45,826
31,953	114,668	15,917	(337,691)	79,886	21,966
(206)	-	(7,215)	(7,744)	(32,737)	(5,223)
(714)	(80)	(8,974)	(9,862)	(12,921)	(11,132)
47,005	114,741	44,333	(319,148)	76,648	51,437

49,234	135,014	17,073	(364,363)	168,987	80,018
135,014	-	460,043	824,406	664,263	584,245
$184,248	$135,014	$477,116	$460,043	$833,250	$664,263

FS-39

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	MFS

	Mid Cap

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$-
Mortality and expense risk charge	(811)
Net investment income(loss)	(811)

Realized gain(loss) on investments:
Net realized gain distributions	24,161
Net realized gain(loss) on sale of fund shares	81
Net realized gain(loss)	24,242

Change in unrealized appreciation/depreciation	(4,161)

Net increase(decrease) in net assets resulting
from operations	$19,270

	Mid Cap

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$(811)	$(175)
Net realized gain(loss)	24,242	5,421
Net change in unrealized appreciation/depreciation	(4,161)	4,399
Net increase(decrease) in net assets resulting
from operations	19,270	9,645

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	19,687	36,168
Subaccounts transfers (including fixed account), net	204,274	(26,850)
Transfers for policyowner benefits and terminations	(16)	-
Policyowner maintenance charges	(3,183)	(1,180)
Net increase(decrease) from policyowner transactions	220,762	8,138

Total increase(decrease) in net assets	240,032	17,783
Net assets at beginning of period	27,866	10,083
Net assets at end of period	$267,898	$27,866

The accompanying notes are an integral part of these financial statements.

FS-40

MFS		Summit
		EAFE		S&P
Research		Intl.		MidCap

2021		2021		2021

$11,847		$3,890		$1,326
(8,181)		(1,353)		(464)
3,666		2,537		862

68,977		-		4,501
27,810		1,889		367
96,787		1,889		4,868

43,895		14,919		26,298

$144,348		$19,345		$32,028

Research		EAFE Intl.		S&P MidCap

2021	2020	2021	2020	2021	2020

$3,666	$17,120	$2,537	$3,771	$862	$1,033
96,787	41,592	1,889	(165)	4,868	4,076
43,895	89,930	14,919	6,857	26,298	10,419

144,348	148,642	19,345	10,463	32,028	15,528

112,130	81,989	14,403	11,531	1,940	2,973
27,146	(23,759)	50,531	(1,945)	-	-
(133,240)	(22,710)	(13,668)	(155)	-	-
(34,109)	(37,555)	(6,033)	(5,809)	(518)	(447)
(28,073)	(2,035)	45,233	3,622	1,422	2,526

116,275	146,607	64,578	14,085	33,450	18,054
1,325,918	1,179,311	160,513	146,428	132,957	114,903
$1,442,193	$1,325,918	$225,091	$160,513	$166,407	$132,957

FS-41

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Summit
	S&P
	500

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$28,866
Mortality and expense risk charge	(13,237)
Net investment income(loss)	15,629

Realized gain(loss) on investments:
Net realized gain distributions	105,177
Net realized gain(loss) on sale of fund shares	77,371
Net realized gain(loss)	182,548

Change in unrealized appreciation/depreciation	320,174

Net increase(decrease) in net assets resulting
from operations	$518,351

	S&P 500

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$15,629	$16,883
Net realized gain(loss)	182,548	63,061
Net change in unrealized appreciation/depreciation	320,174	158,047
Net increase(decrease) in net assets resulting
from operations	518,351	237,991

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	73,765	77,180
Subaccounts transfers (including fixed account), net	275,232	224,410
Transfers for policyowner benefits and terminations	(77,328)	(67,516)
Policyowner maintenance charges	(41,548)	(29,745)
Net increase(decrease) from policyowner transactions	230,121	204,329

Total increase(decrease) in net assets	748,472	442,320
Net assets at beginning of period	1,738,305	1,295,985
Net assets at end of period	$2,486,777	$1,738,305

The accompanying notes are an integral part of these financial statements.

FS-42

Summit
Russell				Mod.
Small Cap		Moderate		Growth

2021		2021		2021

$7,003		$1,253		$4,406
(5,161)		(790)		(2,930)
1,842		463		1,476

25,808		-		-
30,851		4,283		16,540
56,659		4,283		16,540

27,783		5,539		34,647

$86,284		$10,285		$52,663

Russell Small Cap		Moderate		Mod. Growth

2021	2020	2021	2020	2021	2020

$1,842	$2,901	$463	$987	$1,476	$3,620
56,659	27,928	4,283	2,994	16,540	5,667
27,783	89,130	5,539	712	34,647	1,045

86,284	119,959	10,285	4,693	52,663	10,332

58,715	46,502	14,491	14,848	59,139	43,048
261,805	54,858	(1,408)	2,924	34,009	(673)
(14,008)	(16,936)	(19,771)	(3,675)	(84,019)	(10,237)
(19,665)	(10,404)	(6,528)	(6,512)	(15,458)	(15,141)
286,847	74,020	(13,216)	7,585	(6,329)	16,997

373,131	193,979	(2,931)	12,278	46,334	27,329
658,508	464,529	109,641	97,363	406,169	378,840
$1,031,639	$658,508	$106,710	$109,641	$452,503	$406,169

FS-43

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Summit

	Growth

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$115
Mortality and expense risk charge	(31)
Net investment income(loss)	84

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	28
Net realized gain(loss)	28

Change in unrealized appreciation/depreciation	319

Net increase(decrease) in net assets resulting
from operations	$431

	Growth

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$84	$6
Net realized gain(loss)	28	2
Net change in unrealized appreciation/depreciation	319	30
Net increase(decrease) in net assets resulting
from operations	431	38

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	1,518	621
Subaccounts transfers (including fixed account), net	10,594	130
Transfers for policyowner benefits and terminations	(293)	(18)
Policyowner maintenance charges	(523)	(199)
Net increase(decrease) from policyowner transactions	11,296	534

Total increase(decrease) in net assets	11,727	572
Net assets at beginning of period	698	126
Net assets at end of period	$12,425	$698

The accompanying notes are an integral part of these financial statements.

FS-44

T. Rowe		Morgan Stanley		Pimco
		Emerging
Blue Chip		Markets		Commodity

2021		2021		2021

$-		$19,580		$12,287
(44,873)		(14,343)		(1,896)
(44,873)		5,237		10,391

793,805		-		-
299,199		37,755		17,187
1,093,004		37,755		17,187

35,943		5,247		34,276

$1,084,074		$48,239		$61,854

Blue Chip		Emerging Markets		Commodity

2021	2020	2021	2020	2021	2020

$(44,873)	$(31,765)	$5,237	$15,550	$10,391	$14,711
1,093,004	793,561	37,755	(158,478)	17,187	(114,909)
35,943	742,128	5,247	161,165	34,276	76,020

1,084,074	1,503,924	48,239	18,237	61,854	(24,178)

283,984	266,709	129,725	134,073	31,577	23,031
376,192	(343,451)	(31,537)	(1,012,859)	391,430	(189,610)
(202,996)	(221,031)	(67,758)	(17,025)	(4,365)	(1,756)
(159,948)	(140,582)	(31,653)	(33,882)	(6,928)	(4,317)
297,232	(438,355)	(1,223)	(929,693)	411,714	(172,652)

1,381,306	1,065,569	47,016	(911,456)	473,568	(196,830)
6,057,012	4,991,443	2,186,448	3,097,904	163,567	360,397
$7,438,318	$6,057,012	$2,233,464	$2,186,448	$637,135	$163,567

FS-45

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	Pimco

	Total Return

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$17,023
Mortality and expense risk charge	(5,348)
Net investment income(loss)	11,675

Realized gain(loss) on investments:
Net realized gain distributions	38,025
Net realized gain(loss) on sale of fund shares	863
Net realized gain(loss)	38,888

Change in unrealized appreciation/depreciation	(69,699)

Net increase(decrease) in net assets resulting
from operations	$(19,136)

	Total Return

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$11,675	$13,802
Net realized gain(loss)	38,888	22,885
Net change in unrealized appreciation/depreciation	(69,699)	32,975
Net increase(decrease) in net assets resulting
from operations	(19,136)	69,662

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	32,893	21,557
Subaccounts transfers (including fixed account), net	(54,038)	212,660
Transfers for policyowner benefits and terminations	(10,971)	(1,756)
Policyowner maintenance charges	(33,093)	(34,699)
Net increase(decrease) from policyowner transactions	(65,209)	197,762

Total increase(decrease) in net assets	(84,345)	267,424
Net assets at beginning of period	1,017,586	750,162
Net assets at end of period	$933,241	$1,017,586

The accompanying notes are an integral part of these financial statements.

FS-46

Pimco		DFA
Low
Duration		Bond		Small

2021		2021		2021

$298		$1,710		$19,807
(373)		(1,507)		(4,942)
(75)		203		14,865

-		22		53,422
294		3		1,351
294		25		54,773

(1,071)		(4,294)		14,713

$(852)		$(4,066)		$84,351

Low Duration		Bond		Small

2021	2020	2021	2020	2021	2020

$(75)	$2,153	$203	$(1,277)	$14,865	$7,375
294	(2,719)	25	13	54,773	7,216
(1,071)	58	(4,294)	2,620	14,713	37,878

(852)	(508)	(4,066)	1,356	84,351	52,469

1,539	2,169	28,698	30,173	40,591	50,271
(1,136)	(375,556)	65,954	(16,429)	78,333	(19,710)
(16,658)	(12,219)	-	-	(281)	-
(2,048)	(2,863)	(1,859)	(833)	(4,017)	(6,545)
(18,303)	(388,469)	92,793	12,911	114,626	24,016

(19,155)	(388,977)	88,727	14,267	198,977	76,485
69,843	458,820	183,808	169,541	582,342	505,857
$50,688	$69,843	$272,535	$183,808	$781,319	$582,342

FS-47

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	DFA

	Value

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$23,327
Mortality and expense risk charge	(3,979)
Net investment income(loss)	19,348

Realized gain(loss) on investments:
Net realized gain distributions	-
Net realized gain(loss) on sale of fund shares	11,608
Net realized gain(loss)	11,608

Change in unrealized appreciation/depreciation	52,315

Net increase(decrease) in net assets resulting
from operations	$83,271

	Value

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$19,348	$7,406
Net realized gain(loss)	11,608	(13,803)
Net change in unrealized appreciation/depreciation	52,315	20,645
Net increase(decrease) in net assets resulting
from operations	83,271	14,248

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	73,413	70,867
Subaccounts transfers (including fixed account), net	58,786	39,117
Transfers for policyowner benefits and terminations	(46,452)	(3,082)
Policyowner maintenance charges	(15,023)	(16,308)
Net increase(decrease) from policyowner transactions	70,724	90,594

Total increase(decrease) in net assets	153,995	104,842
Net assets at beginning of period	459,598	354,756
Net assets at end of period	$613,593	$459,598

The accompanying notes are an integral part of these financial statements.

FS-48

DFA

Fixed		Large		Targeted

2021		2021		2021

$34		$18,757		$13,208
(4,704)		(7,074)		(5,875)
(4,670)		11,683		7,333

-		-		66,337
(949)		16,850		56,427
(949)		16,850		122,764

288		179,707		126,615

$(5,331)		$208,240		$256,712

Fixed		Large		Targeted

2021	2020	2021	2020	2021	2020

$(4,670)	$425	$11,683	$10,856	$7,333	$6,273
(949)	49	16,850	(5,366)	122,764	(11,823)
288	(1,425)	179,707	(4,593)	126,615	86,992

(5,331)	(951)	208,240	897	256,712	81,442

6,021	11,556	44,292	72,473	52,575	85,597
261,236	285,527	109,047	39,206	175,331	104,067
(10,240)	(2,136)	(847)	-	(1,500)	(738)
(5,009)	(2,958)	(6,565)	(8,971)	(4,575)	(5,672)
252,008	291,989	145,927	102,708	221,831	183,254

246,677	291,038	354,167	103,605	478,543	264,696
379,356	88,318	776,190	672,585	607,558	342,862
$626,033	$379,356	$1,130,357	$776,190	$1,086,101	$607,558

FS-49

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

FOR THE PERIODS ENDED DECEMBER 31

	DFA

	Global

	2021
STATEMENTS OF OPERATIONS
Investment income:
Dividend distributions received	$482
Mortality and expense risk charge	(191)
Net investment income(loss)	291

Realized gain(loss) on investments:
Net realized gain distributions	1,080
Net realized gain(loss) on sale of fund shares	111
Net realized gain(loss)	1,191

Change in unrealized appreciation/depreciation	1,373

Net increase(decrease) in net assets resulting
from operations	$2,855

	Global

STATEMENTS OF CHANGES IN NET ASSETS	2021	2020
Increase(decrease) in net assets from operations:
Net investment income(loss)	$291	$34
Net realized gain(loss)	1,191	84
Net change in unrealized appreciation/depreciation	1,373	158
Net increase(decrease) in net assets resulting
from operations	2,855	276

Net increase(decrease) from policyowner transactions:
Payments received from policyowners	4,894	2,940
Subaccounts transfers (including fixed account), net	14,903	(13,589)
Transfers for policyowner benefits and terminations	-	(308)
Policyowner maintenance charges	(790)	(251)
Net increase(decrease) from policyowner transactions	19,007	(11,208)

Total increase(decrease) in net assets	21,862	(10,932)
Net assets at beginning of period	12,503	23,435
Net assets at end of period	$34,365	$12,503

The accompanying notes are an integral part of these financial statements.

FS-50

DFA

Equity

2021

$3,247
(510)
2,737

7,648
2,986
10,634

2,335

$15,706

Equity

2021	2020

$2,737	$611
10,634	134
2,335	6,651

15,706	7,396

14,862	500
87,439	40,566
-	-
(2,095)	(299)
100,206	40,767

115,912	48,163
48,163	-
$164,075	$48,163

FS-51

AMERITAS LIFE INSURANCE CORP.

SEPARATE ACCOUNT LLVL

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020

1. ORGANIZATION

Ameritas Life Insurance Corp. Separate Account LLVL (the "Account") began operations during 1995. It operates as a separate investment account within Ameritas Life Insurance Corp. (the “Company”), a Nebraska domiciled company. The assets of the Account are held by the Company and are segregated from all of the Company’s other assets and are used only to support the variable life products issued by the Company.

Management believes these financial statements should be read in conjunction with the policyowner statements and policy and fund prospectuses.

The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is made up of variable investment options called subaccounts for which accumulation units are separately maintained. Each subaccount corresponds to a single underlying non-publicly traded portfolio issued through a fund series. At December 31, 2021 there are eighty-six subaccounts available within the Account listed as follows:

Calvert Research and Management	Invesco Advisers, Inc.
(Advisor)	AIM
Calvert (Fund Series short cite)	*Dividend
*Balanced (Subaccount short cite)	*Health
*Mid Cap	*Technology
*Intl. Growth
DWS Investment Management	*Franchise
Americas, Inc.
Scudder	Janus Capital Management LLC
*Equity 500	Janus
*Small Cap	*Growth
*Mid Value
*Global	Neuberger Berman Investment Advisers LLC
*Growth	Neuberger Berman
*Bond
Fidelity Management & Research	*Mid-Cap
Company LLC	*Equity
Fidelity	(Commenced April 29, 2019)
*Contrafund IC	*Regency
*Contrafund SC
*High Income SC	Guggenheim Investments
*Inv. Grade Bond IC	Rydex
*Mid Cap SC	*Nova
*Overseas IC	*NASDAQ
*Strategic IC	*Precious Metals
*Equity Inc. IC	*Inv. S&P 500 (formerly Rydex Inverse
*High Income IC	S&P Strategy Fund Portfolio)
*Mid Cap IC	*Gov. Long Bond
*Money Market	*Sector Rotation

FS-52

1. ORGANIZATION, continued

Third Avenue Management LLC	The Vanguard Group, Inc. and
Third Avenue	Arrow Mark Colorado Holdings, LLC
*Value (formerly FFI Strategies	Vanguard
Portfolio)	*Small Company Growth

The Vanguard Group, Inc.	The Vanguard Group, Inc.
Vanguard	Vanguard
*Equity Index	*International Stock
*Total Bond	(Commenced June 19, 2019)
*REIT Index	*Global Bond
*Mid-Cap	(Commenced May 9, 2019)
*Stock Market Index
*Conservative	Allspring Funds – Variable Trust
*Moderate	(formerly Wells Fargo Funds
*Short-Term	Management, LLC)
Allspring (formerly Wells Fargo)
Wellington Management Company, LLP	*Discovery(formerly Wells Fargo VT
and The Vanguard Group, Inc.	Discovery Fund(SM) Portfolio, Class 2)
Vanguard	*Opportunity (formerly Wells Fargo VT
*Equity Income	Opportunity Fund(SM) Portfolio, Class 2)

Wellington Management Company, LLP	American Century Investment Management, Inc.
(formerly Wellington Management	American Century
Company, LLP and Jackson Square	*Mid Cap
Partners, LLC)	*International
Vanguard	*Inflation
*Growth	(Commenced March 3, 2020)

Wellington Management Company, LLP	Capital Research and Management Company (SM)
Vanguard	American Funds
*Balanced	*IS Growth-Inc
*High Yield Bond	(Commenced August 15, 2019)
*IS Growth
Schroder Investment Management North	(Commenced June 6, 2019)
America Inc. and Baillie Gifford Overseas Ltd.	*Blue Chip (formerly American Funds IS Blue
Vanguard	Chip Income and Growth Fund Portfolio, Class 1)
*International	(Commenced December 9, 2019)
*IS International
Hotchkis and Wiley Capital Management, LLC	(Commenced August 13, 2019)
and Lazard Asset Management LLC	*IS New World (formerly American Funds IS New
Vanguard	World Fund(R) Portfolio, Class 1)
*Diversified	(Commenced June 15, 2020)

FS-53

1. ORGANIZATION, continued

Franklin Advisers, Inc.	Morgan Stanley Investment Management Inc.
Franklin Templeton	Morgan Stanley
*Global Inc.	*Emerging Markets

Massachusetts Financial Services	Pacific Investment Management Company LLC
Company	Pimco
MFS	*Commodity
*Utilities IC	*Total Return
*Mid Cap	*Low Duration
(Commenced May 14, 2019)
*Research	Dimensional Fund Advisors LP
DFA
Calvert Research and Management	*Bond
(See Note 3)	*Small
Summit	*Value
*EAFE Intl.	*Fixed
*S&P MidCap	*Large
*S&P 500	*Targeted
*Russell Small Cap	*Global
*Moderate	*Equity
*Mod. Growth	(Commenced March 3, 2020)
*Growth

T. Rowe Price Associates, Inc.
T. Rowe
*Blue Chip

Note: The above chart references the fund series and subaccount short cites from the Statements of Net Assets.

FS-54

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable life separate accounts registered as unit investment trusts.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

The assets of the subaccounts are carried at the net asset value of the underlying portfolios, adjusted for the accrual of dividends. The value of the policyowners’ units corresponds to the investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products. Share transactions and security transactions are accounted for on a trade date basis.

Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date. Realized gains and losses on the sales of investments represent the difference between the proceeds from sales of investments by the subaccounts and the cost of such shares, which is determined on a weighted average cost basis.

FAIR VALUE MEASUREMENTS

The accounting guidance on fair value measurements establishes a framework for measuring fair value and expands disclosures about fair value measurements. It also defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The fair value measurement guidance applies to all assets and liabilities that are measured and reported on a fair value basis and enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Each asset and liability carried at fair value is classified into one of the following categories:

•	Level 1 – Quoted market prices in active markets for identical assets or liabilities.
•	Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data.
•	Level 3 – Unobservable inputs that are not corroborated by market data.

Each subaccount invests in shares of open-ended mutual funds, which calculate a daily net asset value based on the value of the underlying securities in its portfolios. As a result, and as required by law, pricing information is provided on an ongoing basis. Shares of open end mutual funds are purchased and redeemed at their quoted daily net asset values as reported by the fund companies at the close of each business day. On that basis, the fair value measurements of all shares held by the Account are reported as Level 1 assets.

FEDERAL AND STATE INCOME TAXES

The operations of the Account form a part of and are taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Internal Revenue Code. Under existing federal income tax law, separate account investment income and capital gains are not taxed to the extent they are applied to increase reserves under a contract issued in connection with the Account. Investment income and realized capital gains and losses on assets of the Account are automatically applied to increase or decrease reserves under the contract. Accordingly, no provision for federal income taxes or unrecognized tax benefits are reflected in these financial statements.

FS-55

3. RELATED PARTIES

Ameritas Investment Partners, Inc., an affiliate of the Company, provides sub-advisor services to certain portfolios of the Summit funds for a fee. These fees are reflected in the daily value of the underlying portfolio share price. The fee is computed separately for each underlying portfolio on daily average net assets, at an annual rate, as of December 31, 2021 and 2020, as follows:

Sub-Advisor Fee %
Summit:
S&P MidCap	.050
S&P 500.050
Russell Small Cap	.050
Moderate	.050
Mod. Growth	.050
Growth	.050

FS-56

4. PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments in the subaccounts for the period ended

December 31, 2021 were as follows:

	Purchases	Sales
Calvert:
Balanced	$151,519	$114,984
Mid Cap	4,884	5,390

Scudder:
Equity 500	24,321	14,999
Small Cap	259,367	190,422
Mid Value	196,164	101,513
Global	39,309	31,811
Growth	383,680	246,365

Fidelity:
Contrafund IC	1,289,912	525,143
Contrafund SC	230,318	525,165
High Income SC	1,410	7,114
Inv. Grade Bond IC	340,568	366,020
Mid Cap SC	703,442	327,160
Overseas IC	221,967	125,352
Strategic IC	280,831	280,390
Equity Inc. IC	152,751	82,582
High Income IC	103,424	92,992
Mid Cap IC	158,007	68,518
Money Market	11,618,646	11,253,234

AIM:
Dividend	56,401	28,370
Health	155,871	37,617
Technology	231,989	76,658
Intl. Growth	104,687	88,650
Franchise	37,938	21,029

Janus:
Growth	2,827	1,608

Neuberger Berman:
Bond	63,035	130,419
Mid-Cap	402,220	287,762
Equity	166,528	220,378
Regency	192,021	4,489

FS-57

4. PURCHASES AND SALES OF INVESTMENTS, continued

	Purchases	Sales
Rydex:
Nova	$180,109	$137,976
NASDAQ	1,591,295	1,570,346
Precious Metals	744,793	563,728
Inv. S&P 500	10,857	6,646
Gov. Long Bond	19,542	92,002
Sector Rotation	80,712	86,968

Third Avenue:
Value	244,994	163,339

Vanguard:
Equity Index	3,017,292	3,800,843
Total Bond	1,367,322	1,034,392
REIT Index	762,394	587,603
Mid-Cap	1,827,174	647,188
Stock Market Index	2,839,629	989,441
Conservative	34,541	7,152
Moderate	359,687	266,792
Short-Term	2,238,749	1,670,807
Equity Income	1,837,077	1,245,491
Growth	3,330,113	1,780,330
Balanced	1,036,389	722,294
High Yield Bond	511,331	487,011
International	2,500,238	1,298,908
Diversified	629,275	450,359
Small Company Growth	1,366,051	883,959
International Stock	733,986	37,678
Global Bond	72,341	4,510

Allspring:
Discovery	120,512	541,273
Opportunity	64,352	59,525

American Century:
Mid Cap	291,906	218,678
International	13,413	12,647
Inflation	129,300	24,543

American Funds:
IS Growth-Inc	11,810	977
IS Growth	461,543	15,690
Blue Chip	34,850	36,509
IS International	69,028	2,505
IS New World	129,251	77,573

Franklin Templeton:
Global Inc.	77,681	36,480

FS-58

4. PURCHASES AND SALES OF INVESTMENTS, continued

	Purchases	Sales
MFS:
Utilities IC	$166,264	$58,306
Mid Cap	248,299	4,188
Research	222,841	178,272

Summit:
EAFE Intl.	59,125	11,354
S&P MidCap	7,764	979
S&P 500	655,188	304,261
Russell Small Cap	471,888	157,391
Moderate	15,940	28,694
Mod. Growth	107,683	112,536
Growth	12,150	770

T. Rowe:
Blue Chip	1,855,889	809,725

Morgan Stanley:
Emerging Markets	246,315	242,301

Pimco:
Commodity	606,827	184,722
Total Return	222,109	237,618
Low Duration	2,725	21,103

DFA:
Bond	94,703	1,684
Small	199,769	16,855
Value	170,596	80,523
Fixed	819,569	572,230
Large	257,212	99,603
Targeted	485,103	189,601
Global	21,327	950
Equity	126,656	16,064

FS-59

5. FINANCIAL HIGHLIGHTS

The unit value, units, net assets, investment income ratio (“Inv. Income Ratio”), expense ratio and total return (certain of which are defined below) are included in the following table (amounts have been rounded). Total returns, unit values and expense ratios in this table may not be applicable to all policies.

Inv. Income Ratio – The Inv. Income Ratio represents the dividend distributions received divided by average daily net assets. This ratio excludes the mortality and expense risk charge and is affected by the timing of the declaration of dividends by the underlying fund portfolio.

Expense Ratio – The Expense Ratio represents the annualized contract expenses of the subaccounts for the period indicated and includes only those expenses that are charged through a reduction of the unit value. Included in this category are mortality and expense charges. During the year ended December 31, 2021, these fees range between .30 percent and .75 percent (annualized) of net assets, depending on the product selected. Expenses of the underlying fund portfolios and charges made directly to policyowner accounts through the redemption of units are excluded. For this separate account, charges made through the redemption of units ranged up to $15 per policy monthly, depending on the product selected. On all life insurance policies, cost of insurance is charged to each policyowner monthly through the redemption of units. The cost of insurance is determined based upon several variables, including policyowners death benefit amount and account value.

Total Return – The Total Return represents the change in the unit value reported year-to-date; however, subaccounts which commenced during a year, as shown in Note 1, are based on shorter return periods. These percentages do not include any expenses assessed through the redemption of units. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

FS-60

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Calvert:
Balanced
2021	3.78	6.11	247,115	1,201,255	1.18	0.45	0.75	14.26	14.60
2020	3.30	5.35	248,854	1,056,900	1.58	0.45	0.75	14.40	14.74
2019	2.87	4.68	220,248	813,094	1.62	0.45	0.75	23.48	23.85
2018	2.32	3.79	191,901	567,393	1.79	0.45	0.75	(3.40)	(3.11)
2017	2.39	3.92	167,247	552,661	2.04	0.45	0.75	11.17	11.50

Mid Cap
2021	58.73	105.10	1,355	112,257	0.20	0.45	0.75	14.17	14.51
2020	51.29	92.06	1,405	102,525	0.45	0.45	0.75	11.41	11.75
2019	45.89	82.63	1,456	97,828	0.42	0.45	0.75	30.38	30.78
2018	35.09	63.37	2,180	103,349	0.51	0.45	0.75	(5.14)	(4.86)
2017	36.89	66.81	2,363	122,099	0.69	0.45	0.75	10.83	11.15

Scudder:
Equity 500
2021	51.98	51.98	7,677	399,046	1.42	0.30	0.30	28.02	28.02
2020	40.60	40.60	7,907	321,027	1.66	0.30	0.30	17.74	17.74
2019	34.48	34.48	7,920	273,117	1.94	0.30	0.30	30.79	30.79
2018	26.37	26.37	7,920	208,811	1.66	0.30	0.30	(4.94)	(4.94)
2017	27.73	27.73	7,945	220,346	1.72	0.30	0.30	21.17	21.17

Small Cap
2021	34.02	54.54	13,070	565,033	0.99	0.30	0.75	13.65	14.12
2020	29.82	47.99	12,067	475,192	1.04	0.30	0.75	18.54	19.07
2019	25.04	40.48	15,222	491,150	1.05	0.30	0.75	24.29	24.85
2018	20.06	32.57	14,848	401,513	0.90	0.30	0.75	(11.90)	(11.50)
2017	22.66	36.97	18,763	621,246	1.00	0.30	0.75	13.48	13.99

Mid Value
2021	26.72	29.17	17,831	414,059	1.16	0.30	0.75	29.53	30.11
2020	20.53	22.52	11,688	248,840	1.12	0.30	0.75	(1.54)	(1.10)
2019	20.76	22.87	10,442	229,112	0.84	0.30	0.75	20.61	21.15
2018	17.14	18.97	12,641	232,375	1.41	0.30	0.75	(16.64)	(16.27)
2017	20.47	22.75	12,401	273,374	0.65	0.30	0.75	9.70	10.20

Global
2021	19.79	19.99	12,015	241,592	0.33	0.45	0.75	7.32	7.63
2020	18.38	18.62	11,729	219,565	1.34	0.45	0.75	21.76	22.14
2019	15.05	15.29	10,764	165,282	0.61	0.45	0.75	30.19	30.64
2018	11.52	11.75	4,192	49,135	0.93	0.45	0.75	(17.25)	(17.05)
2017	13.89	14.20	2,408	34,340	0.33	0.45	0.75	2.66	24.54

FS-61

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Scudder, continued:
Growth
2021	56.43	99.76	8,015	655,989	0.21	0.30	0.75	21.86	22.41
2020	46.10	81.86	6,581	435,880	0.56	0.30	0.75	24.62	38.00
2019	41.26	59.32	4,108	220,633	0.63	0.45	0.75	36.11	36.52
2018	30.22	43.58	6,901	290,537	0.73	0.45	0.75	(2.33)	(2.04)
2017	30.85	44.62	5,843	260,328	0.70	0.45	0.75	3.04	25.36

Fidelity:
Contrafund IC
2021	89.40	150.15	60,881	7,409,065	0.06	0.45	0.75	26.88	27.26
2020	70.25	118.34	58,149	5,832,135	0.25	0.45	0.75	29.59	29.98
2019	54.05	91.32	56,389	4,545,743	0.46	0.45	0.75	30.60	30.99
2018	41.26	69.92	58,178	3,598,433	0.70	0.45	0.75	(7.08)	(6.80)
2017	44.27	75.25	57,220	3,904,728	1.00	0.45	0.75	20.97	21.33

Contrafund SC
2021	90.71	153.55	13,941	1,358,300	0.05	0.30	0.60	26.95	27.33
2020	71.24	120.95	19,456	1,460,542	0.15	0.30	0.60	29.65	30.04
2019	54.78	93.29	18,359	1,102,640	0.37	0.30	0.60	30.66	31.06
2018	41.80	71.40	18,446	846,046	0.61	0.30	0.60	(7.05)	(6.77)
2017	44.84	76.81	17,860	886,056	0.87	0.30	0.60	21.04	21.40

High Income SC
2021	7.53	7.53	2,987	22,500	5.14	0.30	0.30	4.19	4.19
2020	7.23	7.23	3,924	28,365	4.89	0.30	0.30	2.34	2.34
2019	7.06	7.06	4,358	30,786	5.03	0.30	0.30	14.58	14.58
2018	6.17	6.17	4,770	29,408	5.43	0.30	0.30	(3.89)	(3.89)
2017	5.42	6.41	5,112	32,790	2.39	0.30	0.60	4.24	6.75

Inv. Grade Bond IC
2021	16.12	18.73	129,362	2,169,347	2.05	0.30	0.75	(1.35)	(0.90)
2020	16.27	18.99	135,734	2,316,006	2.26	0.30	0.75	8.58	9.07
2019	14.92	17.49	118,633	1,826,473	3.00	0.30	0.75	8.85	9.34
2018	13.64	16.07	50,429	762,815	2.48	0.30	0.75	(1.28)	(0.83)
2017	13.76	16.28	56,007	861,137	2.51	0.30	0.75	3.44	3.91

Mid Cap SC
2021	76.23	134.50	42,580	3,927,233	0.51	0.30	0.75	24.57	25.13
2020	60.92	107.97	42,067	3,329,457	0.57	0.30	0.75	17.16	17.69
2019	51.77	92.16	41,611	3,056,451	0.81	0.30	0.75	22.43	22.98
2018	42.10	75.28	41,262	2,651,292	0.55	0.30	0.75	(15.28)	(14.90)
2017	49.46	88.85	45,467	3,654,296	0.61	0.30	0.75	19.81	20.34

FS-62

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Fidelity, continued:
Overseas IC
2021	34.13	46.96	31,183	1,268,989	0.54	0.30	0.75	18.81	19.35
2020	28.59	39.53	31,040	1,061,947	0.44	0.30	0.75	14.75	15.27
2019	24.80	34.45	32,865	982,896	1.64	0.30	0.75	26.81	27.40
2018	19.47	27.16	35,520	837,238	1.43	0.30	0.75	(15.45)	(12.83)
2017	23.80	32.13	41,399	1,175,086	1.38	0.30	0.75	29.32	29.90

Strategic IC
2021	15.17	20.32	58,705	1,099,513	2.56	0.30	0.75	2.97	3.41
2020	14.67	19.73	59,907	1,103,457	3.19	0.30	0.75	6.71	7.62
2019	13.63	18.49	68,420	1,215,281	3.32	0.30	0.75	10.07	10.73
2018	12.31	16.80	84,067	1,250,342	3.69	0.30	0.75	(3.30)	(2.86)
2017	12.67	17.37	70,909	1,144,876	3.23	0.30	0.75	6.99	7.47

Equity Inc. IC
2021	31.23	61.66	4,993	284,468	1.98	0.70	0.70	24.02	24.02
2020	25.18	49.72	3,980	197,818	1.86	0.70	0.70	5.95	20.51
2019	46.92	46.92	4,138	194,184	2.15	0.70	0.70	26.56	26.56
2018	37.08	37.08	5,226	193,777	2.13	0.70	0.70	(8.93)	(8.93)
2017	40.72	40.72	5,688	231,602	1.70	0.70	0.70	12.11	12.11

High Income IC
2021	7.06	10.59	9,740	80,109	5.03	0.45	0.75	3.63	3.94
2020	6.79	10.22	8,394	69,734	4.49	0.45	0.75	1.98	2.28
2019	6.64	10.02	9,669	81,340	4.25	0.45	0.75	14.25	14.59
2018	5.79	8.77	16,267	139,547	4.96	0.45	0.75	(4.01)	(3.72)
2017	6.02	9.14	19,142	171,847	5.65	0.45	0.75	6.14	6.46

Mid Cap IC
2021	48.22	94.96	3,984	348,002	0.67	0.70	0.70	8.29	24.73
2020	76.13	76.13	3,206	244,060	0.67	0.70	0.70	17.37	17.37
2019	64.87	64.87	3,427	222,304	0.86	0.70	0.70	22.59	22.59
2018	52.92	52.92	3,784	200,213	0.59	0.70	0.70	(15.14)	(15.14)
2017	62.35	62.35	4,508	281,115	0.72	0.70	0.70	19.97	19.97

Money Market
2021	1.01	1.03	8,895,987	9,031,492	0.01	0.30	0.75	(0.74)	(0.29)
2020	1.01	1.03	8,490,049	8,666,080	0.29	0.30	0.75	(0.43)	0.02
2019	1.02	1.03	8,340,158	8,521,788	2.00	0.30	0.75	1.26	1.71
2018	1.00	1.02	9,006,134	9,084,135	1.65	0.30	0.75	0.89	1.35
2017	1.00	1.00	7,739,928	7,721,242	0.67	0.30	0.75	(0.07)	0.37

FS-63

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
AIM:
Dividend
2021	39.84	39.85	8,684	343,611	2.25	0.30	0.75	18.01	18.54
2020	33.61	33.77	8,089	270,785	3.05	0.30	0.75	(0.61)	(0.16)
2019	33.67	33.98	9,001	302,824	1.92	0.30	0.75	24.16	24.72
2018	26.99	27.36	17,924	486,672	2.49	0.30	0.75	(8.27)	(7.85)
2017	29.29	29.83	33,745	1,002,509	1.51	0.30	0.75	7.77	8.25

Health
2021	60.20	76.28	17,012	1,099,246	0.21	0.30	0.75	11.46	11.96
2020	53.77	68.44	16,841	972,978	0.32	0.30	0.75	13.60	14.12
2019	47.12	60.24	17,076	868,144	0.04	0.30	0.75	31.52	32.11
2018	35.67	45.81	23,485	894,885	-	0.30	0.75	0.15	0.60
2017	35.45	45.74	35,618	1,431,215	0.39	0.30	0.75	14.97	15.48

Technology
2021	62.67	65.12	28,834	1,731,866	-	0.30	0.75	13.56	14.07
2020	54.94	57.34	28,350	1,514,900	-	0.30	0.75	45.02	45.68
2019	37.71	39.54	28,680	1,053,430	-	0.30	0.75	34.87	35.47
2018	27.84	29.32	28,539	804,491	-	0.30	0.75	(1.20)	(0.75)
2017	28.05	29.67	28,864	830,758	-	0.30	0.75	34.13	34.73

Intl. Growth
2021	45.09	56.09	11,112	608,649	1.29	0.30	0.75	(1.00)	5.10
2020	42.52	53.37	11,695	608,486	1.88	0.30	0.75	(18.92)	13.14
2019	44.99	47.17	24,571	1,121,462	1.62	0.30	0.75	27.61	28.19
2018	35.09	36.96	24,039	858,637	2.12	0.30	0.75	(15.61)	(15.23)
2017	41.40	43.80	27,153	1,152,413	1.47	0.30	0.75	22.09	22.64

Franchise
2021	123.29	147.27	309	43,200	-	0.45	0.75	11.09	11.42
2020	110.66	132.57	216	26,441	0.08	0.45	0.75	41.28	41.79
2019	78.04	93.83	361	32,344	-	0.45	0.75	11.21	35.75
2018	69.12	69.12	356	24,597	-	0.75	0.75	(4.34)	(4.34)
2017	72.26	72.26	326	23,559	0.09	0.75	0.75	26.41	26.41

Janus:
Growth
2021	74.08	103.97	780	60,175	0.10	0.45	0.75	19.44	19.80
2020	61.84	87.05	798	51,491	0.41	0.45	0.75	31.96	32.36
2019	46.72	65.97	818	42,988	0.46	0.45	0.75	34.51	34.91
2018	34.63	49.04	862	34,719	0.54	0.45	0.75	(3.31)	(3.03)
2017	35.71	50.72	843	41,695	0.39	0.45	0.75	7.99	26.93

FS-64

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Neuberger Berman:
Bond
2021	11.68	24.50	33,467	656,105	2.50	0.30	0.75	(0.01)	0.41
2020	11.63	24.50	32,859	735,070	2.34	0.30	0.75	2.68	3.25
2019	11.26	23.86	33,560	722,002	2.00	0.30	0.75	2.91	3.43
2018	10.89	23.18	38,133	797,542	1.43	0.30	0.75	0.26	0.71
2017	10.81	23.12	40,956	889,702	1.46	0.30	0.75	0.14	0.59

Mid-Cap
2021	55.79	57.36	54,232	3,076,574	-	0.30	0.75	12.15	12.66
2020	49.75	50.92	57,698	2,910,403	-	0.30	0.75	38.94	39.56
2019	35.81	36.48	73,382	2,659,479	-	0.30	0.75	31.76	32.35
2018	27.18	27.57	82,973	2,275,170	-	0.30	0.75	(7.11)	(6.69)
2017	29.26	29.54	87,305	2,567,741	-	0.30	0.75	24.36	24.91

Equity
2021	41.35	41.97	78,379	3,263,183	0.38	0.30	0.75	22.56	23.40
2020	33.74	34.01	81,353	2,756,452	0.62	0.30	0.75	18.67	19.24
2019	28.43	28.52	86,447	2,461,949	0.41	0.30	0.75	8.98	9.21
2018	-	-	-	-	-	-	-	-	-
2017	-	-	-	-	-	-	-	-	-

Regency
2021	20.38	39.36	6,158	195,116	0.60	0.45	0.75	10.12	31.64
2020	29.90	29.90	31	928	1.23	0.75	0.75	(3.38)	(3.38)
2019	30.94	30.94	31	970	0.40	0.75	0.75	15.94	15.94
2018	26.69	26.69	70	1,871	0.24	0.75	0.75	(15.89)	(15.89)
2017	31.73	31.73	590	18,735	0.85	0.75	0.75	15.87	15.87

Rydex:
Nova
2021	68.88	247.92	6,832	804,495	0.35	0.30	0.75	41.13	41.71
2020	48.81	174.95	6,792	552,976	0.85	0.30	0.75	19.13	19.63
2019	40.97	146.23	4,462	371,490	1.11	0.30	0.75	43.96	44.57
2018	28.46	101.15	5,994	279,222	0.17	0.30	0.75	(12.23)	(10.99)
2017	31.97	234.76	12,203	467,406	0.05	0.45	0.75	30.80	31.19

NASDAQ
2021	118.62	121.44	26,144	3,003,342	-	0.30	0.75	24.61	25.17
2020	95.20	97.02	27,390	2,538,896	0.29	0.30	0.75	43.88	44.53
2019	66.17	67.13	28,607	1,864,188	0.13	0.30	0.75	35.84	36.45
2018	48.71	49.20	27,992	1,342,487	-	0.30	0.75	(2.54)	(2.10)
2017	49.98	50.25	29,916	1,475,390	-	0.30	0.75	30.15	30.73

FS-65

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Rydex, continued:
Precious Metals
2021	9.99	51.68	88,904	1,378,246	3.68	0.30	0.75	(9.87)	(9.46)
2020	11.08	57.08	83,711	1,360,406	4.56	0.30	0.75	33.30	33.90
2019	8.31	42.63	82,505	991,096	-	0.30	0.75	51.06	51.74
2018	5.50	28.09	91,331	692,879	4.85	0.30	0.75	(17.23)	(16.86)
2017	6.65	33.79	136,454	1,097,546	4.81	0.30	0.75	6.29	6.76

Inv. S&P 500
2021	0.59	5.13	7,487	21,550	-	0.45	0.75	(24.94)	(24.78)
2020	0.78	6.82	7,674	23,562	0.63	0.45	0.75	(25.58)	(25.36)
2019	1.05	9.14	28,887	60,198	0.90	0.45	0.75	(23.49)	(23.26)
2018	1.37	11.92	51,672	115,463	-	0.45	0.75	3.19	3.50
2017	1.33	11.51	46,980	108,955	-	0.45	0.75	(17.96)	(17.71)

Gov. Long Bond
2021	34.36	39.92	2,670	95,951	0.34	0.30	0.75	(8.18)	(7.74)
2020	37.42	43.27	4,683	190,215	0.13	0.30	0.75	21.05	21.85
2019	30.91	35.51	4,900	161,699	1.18	0.30	0.75	15.91	16.60
2018	26.67	30.46	4,231	119,908	1.57	0.30	0.75	(6.02)	(5.60)
2017	28.38	32.27	4,495	130,028	1.27	0.30	0.75	8.82	9.45

Sector Rotation
2021	17.72	19.25	166	3,187	0.08	0.70	0.70	(1.81)	22.94
2020	15.66	15.66	109	1,705	4.76	0.70	0.70	4.20	4.20
2019	15.03	15.03	312	4,691	0.52	0.70	0.70	4.80	4.80
2018	14.34	14.34	330	4,737	-	0.70	0.70	(13.54)	(13.54)
2017	16.59	16.59	2,533	42,009	0.08	0.70	0.70	14.06	14.06

Third Avenue:
Value
2021	19.69	41.14	106,917	2,718,889	0.69	0.30	0.75	21.16	21.70
2020	16.18	33.96	98,005	2,179,131	3.08	0.30	0.75	(3.12)	(2.69)
2019	16.63	35.05	70,882	1,648,356	0.27	0.30	0.75	11.62	12.13
2018	14.83	31.40	69,046	1,429,337	1.81	0.30	0.75	(20.94)	(20.58)
2017	18.67	39.72	77,200	2,512,736	0.86	0.30	0.75	12.75	13.25

Vanguard:
Equity Index
2021	88.47	164.83	463,254	43,549,930	1.25	0.30	0.75	27.59	28.17
2020	69.03	129.19	485,146	36,417,349	1.68	0.30	0.75	17.32	17.85
2019	58.58	110.12	480,642	31,269,261	1.88	0.30	0.75	30.32	30.91
2018	44.75	84.50	470,347	25,148,983	1.68	0.30	0.75	(5.22)	(4.79)
2017	47.00	89.15	419,549	25,742,982	1.79	0.30	0.75	20.75	21.29

FS-66

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Vanguard, continued:
Total Bond
2021	14.06	29.14	387,133	6,205,970	2.12	0.30	0.75	(2.45)	(2.01)
2020	14.35	29.87	366,029	6,160,975	2.34	0.30	0.75	6.78	7.26
2019	13.38	27.97	335,711	5,861,593	2.39	0.30	0.75	7.87	8.35
2018	12.35	25.93	279,706	4,574,314	2.53	0.30	0.75	(0.88)	(0.43)
2017	12.40	26.16	292,221	5,516,436	2.46	0.30	0.75	2.71	3.17

REIT Index
2021	24.92	85.58	233,433	7,630,087	1.97	0.30	0.75	39.16	39.79
2020	17.83	61.49	225,219	5,523,444	2.59	0.30	0.75	(5.56)	(5.14)
2019	18.79	65.12	217,659	6,012,779	2.61	0.30	0.75	27.85	28.42
2018	14.63	50.93	231,951	5,170,942	3.03	0.30	0.75	(6.06)	(5.64)
2017	15.51	54.22	234,390	6,235,992	2.41	0.30	0.75	4.00	4.46

Mid-Cap
2021	50.05	86.91	205,418	11,544,970	1.07	0.30	0.75	23.43	23.98
2020	40.36	70.41	182,911	8,929,449	1.47	0.30	0.75	17.19	17.72
2019	34.29	60.09	178,466	7,852,060	1.48	0.30	0.75	29.90	30.48
2018	26.28	46.26	175,028	6,080,902	1.17	0.30	0.75	(10.01)	(9.60)
2017	29.07	51.40	170,620	7,062,877	1.25	0.30	0.75	18.20	18.73

Stock Market Index
2021	76.07	134.07	243,421	21,694,056	1.17	0.30	0.75	24.70	25.26
2020	60.73	107.51	217,713	16,701,481	1.69	0.30	0.75	19.65	20.19
2019	50.53	89.85	194,833	14,043,368	1.58	0.30	0.75	29.75	30.36
2018	38.76	69.25	203,529	11,627,340	1.44	0.30	0.75	(6.05)	(5.62)
2017	41.07	73.71	165,624	10,673,090	1.85	0.30	0.75	20.07	20.61

Conservative
2021	32.23	33.70	5,517	184,486	1.44	0.45	0.75	5.20	5.51
2020	30.64	31.94	4,895	155,302	1.66	0.45	0.75	10.90	11.24
2019	27.62	28.71	3,199	91,286	3.67	0.45	0.75	12.89	15.27
2018	24.91	25.58	564	14,325	1.47	0.45	0.70	(5.02)	(3.41)
2017	25.79	25.84	42	1,092	0.59	0.45	0.75	8.45	8.59

Moderate
2021	40.90	41.82	35,101	1,335,439	1.49	0.45	0.75	9.25	9.58
2020	37.33	38.27	33,599	1,191,296	2.30	0.45	0.75	12.92	13.26
2019	32.96	33.90	18,575	614,413	2.32	0.45	0.75	18.64	19.00
2018	27.69	28.57	13,647	379,470	1.40	0.45	0.75	(5.65)	(5.36)
2017	29.26	30.28	2,579	77,979	1.72	0.45	0.75	9.97	13.95

FS-67

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Vanguard, continued:
Short-Term
2021	11.67	11.77	256,701	3,011,671	1.58	0.30	0.75	(1.19)	(0.75)
2020	11.82	11.86	213,854	2,512,006	1.72	0.30	0.75	4.71	5.18
2019	11.28	11.28	102,595	1,159,165	2.07	0.30	0.75	4.91	5.38
2018	10.70	10.76	72,461	781,757	2.22	0.30	0.75	0.28	1.25
2017	10.73	10.78	52,915	568,200	1.40	0.45	0.75	1.33	1.63

Equity Income
2021	46.89	115.36	220,488	10,799,341	1.92	0.30	0.75	24.39	24.95
2020	37.53	92.73	186,418	8,431,699	2.79	0.30	0.75	2.48	2.94
2019	36.45	90.49	182,641	8,607,929	2.48	0.30	0.75	23.51	24.06
2018	29.39	73.27	184,667	7,246,487	2.29	0.30	0.75	(6.67)	(6.25)
2017	31.34	78.50	168,280	8,526,265	2.55	0.30	0.75	17.37	17.90

Growth
2021	71.93	106.53	333,766	23,189,665	0.03	0.30	0.75	16.98	17.51
2020	61.22	91.06	322,899	19,991,041	0.33	0.30	0.75	42.03	42.67
2019	42.91	64.12	294,201	13,184,351	0.40	0.30	0.75	32.82	33.42
2018	32.16	48.27	300,367	10,460,518	0.31	0.30	0.75	(0.55)	(0.10)
2017	32.19	48.54	292,992	11,105,277	0.52	0.30	0.75	29.94	30.53

Balanced
2021	43.13	117.95	202,497	10,800,882	1.79	0.45	0.75	18.13	18.48
2020	36.40	99.85	201,149	9,414,460	2.66	0.45	0.75	9.85	10.18
2019	33.04	90.89	183,968	8,509,639	2.72	0.45	0.75	21.57	21.94
2018	27.09	74.76	184,910	7,928,444	2.41	0.45	0.75	(4.13)	(3.84)
2017	28.18	77.99	175,212	8,591,969	2.41	0.45	0.75	13.87	14.21

High Yield Bond
2021	10.36	34.99	176,175	2,565,259	4.19	0.30	0.75	2.91	3.37
2020	10.03	34.00	176,847	2,555,885	5.62	0.30	0.75	4.88	5.36
2019	9.52	32.42	170,576	2,535,270	5.44	0.30	0.75	14.81	15.33
2018	8.25	28.24	152,031	2,270,538	4.80	0.30	0.75	(3.46)	(3.02)
2017	8.51	29.25	137,063	2,455,116	4.98	0.30	0.75	6.21	6.69

International
2021	51.84	82.51	349,637	19,447,697	0.27	0.30	0.75	(2.28)	(1.84)
2020	52.81	84.43	345,209	19,969,932	1.23	0.30	0.75	56.41	57.11
2019	33.61	53.98	373,223	14,385,254	1.48	0.30	0.75	30.23	30.82
2018	25.69	41.45	395,452	11,851,192	0.77	0.30	0.75	(13.27)	(12.88)
2017	29.49	47.80	390,284	14,761,033	1.07	0.30	0.75	41.62	42.25

FS-68

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Vanguard, continued:
Diversified
2021	37.94	52.17	104,363	4,246,129	1.04	0.30	0.75	29.49	30.08
2020	29.17	40.29	97,257	3,181,412	2.70	0.30	0.75	10.94	11.44
2019	26.17	36.31	101,869	3,109,595	2.87	0.30	0.75	24.77	25.32
2018	20.88	29.11	129,000	3,269,866	2.49	0.30	0.75	(9.80)	(9.39)
2017	23.05	32.27	137,302	3,935,160	2.69	0.30	0.75	12.32	12.82

Small Company Growth
2021	54.55	131.83	339,365	19,813,230	0.37	0.30	0.75	13.37	13.88
2020	47.90	116.29	330,229	17,813,764	0.67	0.30	0.75	22.26	22.82
2019	39.00	95.11	331,924	15,408,353	0.50	0.30	0.75	27.15	27.73
2018	30.54	74.80	332,304	12,776,936	0.39	0.30	0.75	(7.96)	(7.54)
2017	33.03	81.27	298,874	14,512,355	0.47	0.30	0.75	22.55	23.10

International Stock
2021	25.32	25.43	48,241	1,225,534	1.42	0.70	0.70	7.77	7.77
2020	23.49	23.60	21,142	498,016	1.16	0.70	0.70	10.40	31.67
2019	21.28	21.28	8,283	176,264	-	0.70	0.70	8.29	8.29
2018	-	-	-	-	-	-	-	-	-
2017	-	-	-	-	-	-	-	-	-

Global Bond
2021	22.00	22.10	3,284	72,553	0.53	0.70	0.70	(2.52)	(2.52)
2020	22.57	22.67	258	5,820	0.56	0.70	0.70	0.11	5.93
2019	21.31	21.31	87	1,853	-	0.70	0.70	1.48	1.48
2018	-	-	-	-	-	-	-	-	-
2017	-	-	-	-	-	-	-	-	-

Allspring:
Discovery
2021	42.74	87.56	8,573	655,114	-	0.30	0.75	(10.18)	(5.75)
2020	74.45	92.90	15,133	1,178,107	-	0.45	0.75	61.44	61.92
2019	45.98	57.55	9,506	486,249	-	0.45	0.75	37.98	38.40
2018	26.14	41.71	12,454	478,737	-	0.30	0.75	(7.76)	4.79
2017	33.35	45.21	12,393	519,581	-	0.30	0.75	26.56	28.17

Opportunity
2021	61.25	125.86	12,821	774,013	0.04	0.30	0.75	23.85	24.40
2020	49.23	101.62	13,302	650,577	0.31	0.30	0.75	20.10	20.64
2019	40.81	84.62	32,716	1,332,003	0.31	0.30	0.75	30.49	31.07
2018	31.13	64.85	22,208	751,975	0.19	0.30	0.75	(7.84)	(7.42)
2017	33.63	70.36	18,711	845,644	0.76	0.30	0.75	19.54	20.08

FS-69

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
American Century:
Mid Cap
2021	34.98	45.54	41,576	1,492,452	1.18	0.30	0.75	22.29	22.83
2020	28.48	37.24	36,824	1,163,036	1.79	0.30	0.75	0.45	0.91
2019	28.22	37.08	41,391	1,315,019	2.06	0.30	0.75	28.19	28.76
2018	21.92	28.92	37,475	939,053	1.40	0.30	0.75	(13.49)	(13.10)
2017	25.22	33.43	38,406	1,146,543	1.58	0.30	0.75	10.86	11.36

International
2021	16.50	18.65	2,172	36,916	0.16	0.45	0.75	7.94	8.26
2020	14.10	17.28	2,135	33,704	1.55	0.30	0.75	(15.36)	24.94
2019	13.17	13.83	41,415	544,389	0.81	0.30	0.75	27.47	28.04
2018	10.28	10.85	38,773	398,692	1.26	0.30	0.75	(15.86)	(15.47)
2017	12.17	12.90	39,100	477,117	0.08	0.30	0.75	6.34	30.23

Inflation
2021	11.92	12.09	17,078	205,789	3.91	0.70	0.70	5.87	5.87
2020	11.26	11.42	8,446	96,415	2.22	0.70	0.70	0.67	5.38
2019	-	-	-	-	-	-	-	-	-
2018	-	-	-	-	-	-	-	-	-
2017	-	-	-	-	-	-	-	-	-

American Funds:
IS Growth-Inc
2021	70.79	79.78	255	18,717	1.66	0.70	0.70	23.55	23.55
2020	57.30	64.57	90	5,452	2.43	0.70	0.70	13.02	19.30
2019	57.13	57.13	4	209	0.07	0.70	0.70	8.81	8.81
2018	-	-	-	-	-	-	-	-	-
2017	-	-	-	-	-	-	-	-	-

IS Growth
2021	149.29	167.86	3,080	473,979	0.92	0.70	0.70	21.45	21.45
2020	122.93	138.22	199	26,053	0.75	0.70	0.70	19.67	51.40
2019	91.30	91.30	16	1,439	0.20	0.70	0.70	16.15	16.15
2018	-	-	-	-	-	-	-	-	-
2017	-	-	-	-	-	-	-	-	-

Blue Chip
2021	18.67	20.65	2,295	46,393	2.10	0.70	0.70	27.23	27.23
2020	14.68	16.23	2,234	36,186	2.07	0.70	0.70	8.28	18.32
2019	14.99	14.99	271	4,064	1.74	0.70	0.70	3.36	3.36
2018	-	-	-	-	-	-	-	-	-
2017	-	-	-	-	-	-	-	-	-

FS-70

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
American Funds, continued:
IS International
2021	23.21	24.10	3,759	88,975	3.94	0.70	0.70	(1.92)	(1.92)
2020	23.66	24.58	1,133	27,755	0.95	0.70	0.70	13.48	29.68
2019	21.66	21.66	511	11,071	3.13	0.70	0.70	11.96	11.96
2018	-	-	-	-	-	-	-	-	-
2017	-	-	-	-	-	-	-	-	-

IS New World
2021	33.28	33.28	5,537	184,248	1.26	0.70	0.70	4.43	4.43
2020	31.87	31.87	4,237	135,014	0.25	0.70	0.70	7.09	32.43
2019	-	-	-	-	-	-	-	-	-
2018	-	-	-	-	-	-	-	-	-
2017	-	-	-	-	-	-	-	-	-

Franklin Templeton:
Global Inc.
2021	16.57	24.15	22,797	477,116	-	0.30	0.75	(5.70)	(5.28)
2020	17.49	25.61	19,747	460,043	6.73	0.30	0.75	(5.99)	(5.56)
2019	18.52	27.24	35,844	824,406	6.70	0.30	0.75	1.25	1.71
2018	18.21	26.90	38,492	881,442	-	0.30	0.75	1.17	1.63
2017	17.92	26.59	50,939	1,209,459	-	0.30	0.75	1.17	1.62

MFS:
Utilities IC
2021	55.63	68.69	13,285	833,250	1.73	0.30	0.75	13.24	13.75
2020	48.90	60.66	11,474	664,263	2.47	0.30	0.75	5.11	5.59
2019	46.31	57.71	10,638	584,245	4.14	0.30	0.75	24.14	24.70
2018	37.14	46.49	11,353	510,468	1.26	0.30	0.75	0.30	0.76
2017	36.86	46.35	15,807	700,651	4.45	0.30	0.75	13.98	14.49

Mid Cap
2021	15.29	17.44	16,630	267,898	-	0.70	0.70	13.32	13.32
2020	13.49	15.39	1,881	27,866	-	0.70	0.70	30.75	35.53
2019	11.36	11.36	888	10,083	-	0.70	0.70	12.94	12.94
2018	-	-	-	-	-	-	-	-	-
2017	-	-	-	-	-	-	-	-	-

Research
2021	23.82	23.95	60,724	1,442,193	0.83	0.45	0.75	10.74	11.07
2020	21.45	21.63	61,585	1,325,918	2.08	0.45	0.75	12.10	12.44
2019	16.96	19.29	61,483	1,179,311	1.65	0.30	0.75	6.65	27.09
2018	15.18	15.46	43,464	660,990	1.45	0.30	0.75	(14.77)	(14.38)
2017	17.81	18.05	47,353	843,324	1.84	0.30	0.75	27.34	27.91

FS-71

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Summit, continued:
EAFE Intl.
2021	119.49	123.84	1,851	225,091	1.81	0.30	0.75	10.05	10.88
2020	107.76	112.53	1,461	160,513	3.40	0.30	0.75	6.97	7.75
2019	100.01	105.20	1,414	146,428	2.63	0.30	0.75	20.36	21.29
2018	82.46	87.41	1,548	133,853	3.18	0.30	0.75	(14.23)	(13.82)
2017	95.68	101.90	1,804	182,524	2.87	0.30	0.75	23.83	24.33

S&P MidCap
2021	190.81	190.81	872	166,407	0.85	0.30	0.30	24.04	24.04
2020	153.83	153.83	864	132,957	1.27	0.30	0.30	12.98	12.98
2019	111.74	136.15	844	114,903	1.16	0.30	0.60	11.23	25.45
2018	108.53	130.87	884	97,263	1.18	0.30	0.60	(11.86)	(11.60)
2017	122.77	148.48	820	107,096	0.73	0.30	0.60	8.66	15.20

S&P 500
2021	283.36	314.27	8,380	2,486,777	1.34	0.30	0.75	27.46	28.03
2020	221.32	246.57	7,412	1,738,305	1.82	0.30	0.75	17.22	17.75
2019	187.96	210.35	6,360	1,295,985	1.79	0.30	0.75	30.17	30.76
2018	143.74	161.59	6,178	966,239	1.98	0.30	0.75	(5.45)	(5.02)
2017	151.34	170.90	6,234	1,026,139	1.49	0.30	0.75	20.56	21.11

Russell Small Cap
2021	141.02	148.43	7,782	1,031,639	0.80	0.30	0.75	13.68	14.19
2020	124.05	129.99	5,291	658,508	1.21	0.30	0.75	18.75	19.29
2019	104.47	108.97	4,387	464,529	0.99	0.30	0.75	24.14	24.70
2018	84.15	87.39	4,024	342,742	1.07	0.30	0.75	(11.90)	(11.50)
2017	95.51	98.74	3,902	381,557	0.75	0.30	0.75	13.52	14.03

Moderate
2021	23.19	23.21	4,586	106,710	1.10	0.45	0.75	9.24	9.58
2020	21.17	21.25	5,150	109,641	1.71	0.45	0.75	4.57	4.88
2019	18.86	20.32	4,785	97,363	1.39	0.30	0.75	0.47	16.14
2018	17.49	17.64	12,933	226,628	1.36	0.30	0.75	(6.44)	(6.01)
2017	18.70	18.77	14,988	280,236	1.34	0.30	0.75	11.33	11.83

Mod. Growth
2021	24.03	24.44	18,589	452,503	1.01	0.45	0.75	12.80	13.13
2020	21.30	21.60	18,846	406,169	1.68	0.45	0.75	2.98	3.29
2019	19.81	20.68	18,128	378,840	1.44	0.30	0.75	3.76	17.68
2018	17.58	17.71	19,003	337,060	1.31	0.30	0.75	(7.39)	(6.97)
2017	18.98	19.04	16,916	323,456	1.24	0.30	0.75	13.70	14.21

FS-72

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
Summit, continued:
Growth
2021	24.24	24.71	504	12,425	2.57	0.70	0.70	15.06	15.06
2020	21.06	21.48	33	698	2.38	0.70	0.70	1.44	10.43
2019	21.17	21.17	6	126	0.01	0.70	0.70	18.39	18.39
2018	17.88	17.88	826	14,773	2.40	0.70	0.70	(11.32)	(11.32)
2017	-	-	-	-	-	-	-	-	-

T. Rowe:
Blue Chip
2021	59.83	64.71	120,870	7,438,318	-	0.30	0.75	16.74	17.27
2020	51.25	55.18	115,022	6,057,012	-	0.30	0.75	33.28	33.88
2019	38.45	41.22	125,114	4,991,443	-	0.30	0.75	28.92	29.50
2018	29.83	31.83	130,892	4,036,182	-	0.30	0.75	1.15	1.61
2017	29.49	31.32	138,962	4,220,099	-	0.30	0.75	35.16	35.76

Morgan Stanley:
Emerging Markets
2021	20.38	26.69	110,369	2,233,464	0.84	0.30	0.75	2.22	2.68
2020	19.85	26.11	109,020	2,186,448	1.29	0.30	0.75	13.58	14.10
2019	17.40	22.99	177,728	3,097,904	1.10	0.30	0.75	18.70	19.23
2018	14.59	19.36	171,488	2,522,322	0.45	0.30	0.75	(18.08)	(17.71)
2017	17.73	23.64	154,336	2,838,224	0.82	0.30	0.75	34.06	34.66

Pimco:
Commodity
2021	8.55	9.82	72,011	637,135	4.31	0.45	0.75	32.35	32.74
2020	6.46	7.40	24,564	163,567	6.57	0.45	0.75	0.59	0.90
2019	6.41	6.42	55,195	360,397	4.47	0.30	0.75	9.42	10.60
2018	3.45	5.80	62,487	364,114	2.12	0.30	0.75	(14.78)	(14.39)
2017	4.04	6.81	56,955	385,679	11.17	0.30	0.75	1.39	1.85

Total Return
2021	13.70	16.44	64,288	933,241	1.82	0.30	0.75	(2.00)	(1.56)
2020	13.91	16.78	65,491	1,017,586	2.12	0.30	0.75	7.83	8.32
2019	12.84	15.56	52,731	750,162	3.06	0.30	0.75	7.55	8.03
2018	11.89	14.47	164,237	2,035,570	2.56	0.30	0.75	(1.27)	(0.83)
2017	11.99	14.66	120,372	1,704,705	2.02	0.30	0.75	4.14	4.60

Low Duration
2021	10.77	11.06	4,642	50,688	0.52	0.45	0.75	(1.66)	(1.37)
2020	10.38	11.25	6,276	69,843	1.63	0.30	0.75	0.70	2.21
2019	10.66	11.00	42,431	458,820	2.76	0.30	0.75	3.25	3.72
2018	10.28	10.66	39,581	413,961	2.01	0.30	0.75	(0.40)	0.04
2017	10.28	10.70	28,717	298,426	1.26	0.30	0.75	0.17	0.59

FS-73

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
DFA:
Bond
2021	10.37	12.54	22,059	272,535	0.79	0.70	0.70	(1.73)	(1.73)
2020	10.56	12.76	14,442	183,808	0.03	0.70	0.70	0.01	0.75
2019	12.67	12.67	13,386	169,541	2.74	0.70	0.70	3.46	3.46
2018	12.24	12.24	7,436	91,029	5.03	0.70	0.70	1.04	1.04
2017	12.12	12.12	6,907	83,689	1.74	0.70	0.70	1.40	1.40

Small
2021	15.47	23.14	35,336	781,319	2.79	0.70	0.70	13.77	13.77
2020	13.60	20.34	28,667	582,342	2.29	0.70	0.70	8.65	18.08
2019	18.72	18.72	27,018	505,857	3.05	0.70	0.70	23.04	23.04
2018	15.22	15.22	23,162	352,463	1.40	0.70	0.70	(20.33)	(20.33)
2017	19.10	19.10	25,037	478,229	2.55	0.70	0.70	29.05	29.05

Value
2021	14.02	17.77	34,872	613,593	4.08	0.70	0.70	17.29	17.29
2020	11.96	15.15	30,433	459,598	2.73	0.70	0.70	(2.45)	23.66
2019	15.53	15.53	22,843	354,756	3.76	0.70	0.70	15.05	15.05
2018	13.50	13.50	20,525	277,057	2.46	0.70	0.70	(17.67)	(17.67)
2017	16.39	16.39	20,412	334,652	2.92	0.70	0.70	24.94	24.94

Fixed
2021	10.10	10.25	61,667	626,033	0.01	0.70	0.70	(0.88)	(0.88)
2020	10.19	10.34	37,130	379,356	0.86	0.70	0.70	(0.37)	(0.10)
2019	10.35	10.35	8,529	88,318	2.28	0.70	0.70	1.80	1.80
2018	10.17	10.17	18,366	186,814	1.98	0.70	0.70	1.07	1.07
2017	10.06	10.06	12,288	123,672	1.07	0.70	0.70	0.13	0.13

Large
2021	33.90	47.88	24,819	1,130,357	1.85	0.70	0.70	26.15	26.15
2020	26.88	37.96	20,472	776,190	2.43	0.70	0.70	(2.06)	15.65
2019	38.76	38.76	17,354	672,585	2.09	0.70	0.70	24.91	24.91
2018	31.03	31.03	20,676	641,513	2.03	0.70	0.70	(12.73)	(12.73)
2017	35.55	35.55	24,106	857,059	1.97	0.70	0.70	18.25	18.25

Targeted
2021	25.75	36.86	33,354	1,086,101	1.56	0.70	0.70	38.71	38.71
2020	18.56	26.58	23,960	607,558	2.29	0.70	0.70	3.26	42.02
2019	25.74	25.74	13,321	342,862	1.54	0.70	0.70	21.71	21.71
2018	21.15	21.15	14,439	305,339	0.95	0.70	0.70	(16.46)	(16.46)
2017	25.31	25.31	15,287	386,977	1.11	0.70	0.70	9.00	9.00

FS-74

5. FINANCIAL HIGHLIGHTS, continued

	At December 31				For the Periods Ended December 31
				Net	Inv.
	Unit			Assets	Income	Expense		Total
	Value ($)		Units	($)	Ratio %	Ratio %		Return %
	Min	Max				Min	Max	Min	Max
DFA, continued:
Global
2021	17.18	18.03	1,952	34,365	1.74	0.70	0.70	7.29	13.41
2020	15.90	15.90	786	12,503	0.96	0.70	0.70	10.51	10.51
2019	14.39	14.39	1,629	23,435	1.79	0.70	0.70	17.30	17.30
2018	12.26	12.26	937	11,488	0.63	0.70	0.70	(7.55)	(7.55)
2017	13.26	13.26	3,513	46,596	3.87	0.70	0.70	13.77	13.77

Equity
2021	16.43	16.50	9,957	164,075	4.41	0.70	0.70	23.51	23.51
2020	13.30	13.36	3,621	48,163	3.42	0.70	0.70	12.66	24.36
2019	-	-	-	-	-	-	-	-	-
2018	-	-	-	-	-	-	-	-	-
2017	-	-	-	-	-	-	-	-	-

FS-75

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the periods ended December 31, were as follows:

	2021	2020
Calvert:
Balanced
Units issued	94,296	202,790
Units redeemed	(96,035)	(174,184)
Net increase(decrease)	(1,739)	28,606

Mid Cap
Units issued	32	111
Units redeemed	(82)	(162)
Net increase(decrease)	(50)	(51)

Scudder:
Equity 500
Units issued	96	80
Units redeemed	(326)	(93)
Net increase(decrease)	(230)	(13)

Small Cap
Units issued	15,973	7,602
Units redeemed	(14,970)	(10,757)
Net increase(decrease)	1,003	(3,155)

Mid Value
Units issued	23,030	19,987
Units redeemed	(16,887)	(18,741)
Net increase(decrease)	6,143	1,246

Global
Units issued	17,713	14,609
Units redeemed	(17,427)	(13,644)
Net increase(decrease)	286	965

Growth
Units issued	6,950	8,519
Units redeemed	(5,516)	(6,046)
Net increase(decrease)	1,434	2,473

Fidelity:
Contrafund IC
Units issued	21,897	29,949
Units redeemed	(19,165)	(28,189)
Net increase(decrease)	2,732	1,760

FS-76

6. CHANGES IN UNITS OUTSTANDING, continued

	2021	2020
Fidelity, continued:
Contrafund SC
Units issued	3,797	5,281
Units redeemed	(9,312)	(4,184)
Net increase(decrease)	(5,515)	1,097

High Income SC
Units issued	28	63
Units redeemed	(965)	(497)
Net increase(decrease)	(937)	(434)

Inv. Grade Bond IC
Units issued	137,248	129,060
Units redeemed	(143,620)	(111,959)
Net increase(decrease)	(6,372)	17,101

Mid Cap SC
Units issued	16,149	21,516
Units redeemed	(15,636)	(21,060)
Net increase(decrease)	513	456

Overseas IC
Units issued	15,376	12,263
Units redeemed	(15,233)	(14,088)
Net increase(decrease)	143	(1,825)

Strategic IC
Units issued	117,193	106,798
Units redeemed	(118,395)	(115,311)
Net increase(decrease)	(1,202)	(8,513)

Equity Inc. IC
Units issued	2,952	3,065
Units redeemed	(1,939)	(3,223)
Net increase(decrease)	1,013	(158)

High Income IC
Units issued	18,781	11,773
Units redeemed	(17,435)	(13,048)
Net increase(decrease)	1,346	(1,275)

FS-77

6. CHANGES IN UNITS OUTSTANDING, continued

	2021	2020
Fidelity, continued:
Mid Cap IC
Units issued	4,737	1,323
Units redeemed	(3,959)	(1,544)
Net increase(decrease)	778	(221)

Money Market
Units issued	17,544,692	19,009,748
Units redeemed	(17,138,754)	(18,859,857)
Net increase(decrease)	405,938	149,891

AIM:
Dividend
Units issued	6,951	6,289
Units redeemed	(6,356)	(7,201)
Net increase(decrease)	595	(912)

Health
Units issued	2,023	6,479
Units redeemed	(1,852)	(6,714)
Net increase(decrease)	171	(235)

Technology
Units issued	5,761	10,893
Units redeemed	(5,277)	(11,223)
Net increase(decrease)	484	(330)

Intl. Growth
Units issued	26,047	26,430
Units redeemed	(26,630)	(39,306)
Net increase(decrease)	(583)	(12,876)

Franchise
Units issued	514	110
Units redeemed	(421)	(255)
Net increase(decrease)	93	(145)

Janus:
Growth
Units issued	6	198
Units redeemed	(24)	(218)
Net increase(decrease)	(18)	(20)

FS-78

6. CHANGES IN UNITS OUTSTANDING, continued

	2021	2020
Neuberger Berman:
Bond
Units issued	23,234	11,942
Units redeemed	(22,626)	(12,643)
Net increase(decrease)	608	(701)

Mid-Cap
Units issued	9,318	12,194
Units redeemed	(12,784)	(27,878)
Net increase(decrease)	(3,466)	(15,684)

Equity
Units issued	10,789	11,688
Units redeemed	(13,763)	(16,782)
Net increase(decrease)	(2,974)	(5,094)

Regency
Units issued	6,320	34
Units redeemed	(193)	(34)
Net increase(decrease)	6,127	-

Rydex:
Nova
Units issued	2,307	5,616
Units redeemed	(2,267)	(3,286)
Net increase(decrease)	40	2,330

NASDAQ
Units issued	19,865	24,155
Units redeemed	(21,111)	(25,372)
Net increase(decrease)	(1,246)	(1,217)

Precious Metals
Units issued	63,415	86,713
Units redeemed	(58,222)	(85,507)
Net increase(decrease)	5,193	1,206

Inv. S&P 500
Units issued	4,705	20,335
Units redeemed	(4,892)	(41,548)
Net increase(decrease)	(187)	(21,213)

FS-79

6. CHANGES IN UNITS OUTSTANDING, continued

	2021	2020
Rydex, continued:
Gov. Long Bond
Units issued	2,010	3,217
Units redeemed	(4,023)	(3,434)
Net increase(decrease)	(2,013)	(217)

Sector Rotation
Units issued	4,564	2,199
Units redeemed	(4,507)	(2,402)
Net increase(decrease)	57	(203)

Third Avenue:
Value
Units issued	79,329	89,861
Units redeemed	(70,417)	(62,738)
Net increase(decrease)	8,912	27,123

Vanguard:
Equity Index
Units issued	269,651	339,308
Units redeemed	(291,543)	(334,804)
Net increase(decrease)	(21,892)	4,504

Total Bond
Units issued	313,565	346,924
Units redeemed	(292,461)	(316,606)
Net increase(decrease)	21,104	30,318

REIT Index
Units issued	164,890	173,585
Units redeemed	(156,676)	(166,025)
Net increase(decrease)	8,214	7,560

Mid-Cap
Units issued	181,381	201,868
Units redeemed	(158,874)	(197,423)
Net increase(decrease)	22,507	4,445

Stock Market Index
Units issued	159,349	183,349
Units redeemed	(133,641)	(160,469)
Net increase(decrease)	25,708	22,880

FS-80

6. CHANGES IN UNITS OUTSTANDING, continued

	2021	2020
Vanguard, continued:
Conservative
Units issued	5,657	5,272
Units redeemed	(5,035)	(3,576)
Net increase(decrease)	622	1,696

Moderate
Units issued	22,828	37,859
Units redeemed	(21,326)	(22,835)
Net increase(decrease)	1,502	15,024

Short-Term
Units issued	809,647	907,407
Units redeemed	(766,800)	(796,148)
Net increase(decrease)	42,847	111,259

Equity Income
Units issued	126,424	80,443
Units redeemed	(92,354)	(76,666)
Net increase(decrease)	34,070	3,777

Growth
Units issued	116,331	124,512
Units redeemed	(105,464)	(95,814)
Net increase(decrease)	10,867	28,698

Balanced
Units issued	48,802	80,138
Units redeemed	(47,454)	(62,957)
Net increase(decrease)	1,348	17,181

High Yield Bond
Units issued	225,529	188,117
Units redeemed	(226,201)	(181,846)
Net increase(decrease)	(672)	6,271

International
Units issued	233,801	276,473
Units redeemed	(229,373)	(304,487)
Net increase(decrease)	4,428	(28,014)

FS-81

6. CHANGES IN UNITS OUTSTANDING, continued

	2021	2020
Vanguard, continued:
Diversified
Units issued	160,401	151,253
Units redeemed	(153,295)	(155,865)
Net increase(decrease)	7,106	(4,612)

Small Company Growth
Units issued	186,566	228,151
Units redeemed	(177,430)	(229,846)
Net increase(decrease)	9,136	(1,695)

International Stock
Units issued	30,855	13,949
Units redeemed	(3,756)	(1,090)
Net increase(decrease)	27,099	12,859

Global Bond
Units issued	3,516	1,121
Units redeemed	(490)	(950)
Net increase(decrease)	3,026	171

Allspring:
Discovery
Units issued	3,988	9,720
Units redeemed	(10,548)	(4,093)
Net increase(decrease)	(6,560)	5,627

Opportunity
Units issued	4,999	6,425
Units redeemed	(5,480)	(25,839)
Net increase(decrease)	(481)	(19,414)

American Century:
Mid Cap
Units issued	51,439	45,542
Units redeemed	(46,687)	(50,109)
Net increase(decrease)	4,752	(4,567)

International
Units issued	4,091	3,550
Units redeemed	(4,054)	(42,830)
Net increase(decrease)	37	(39,280)

FS-82

6. CHANGES IN UNITS OUTSTANDING, continued

	2021	2020
American Century, continued:
Inflation
Units issued	31,653	17,003
Units redeemed	(23,021)	(8,557)
Net increase(decrease)	8,632	8,446

American Funds:
IS Growth-Inc
Units issued	182	94
Units redeemed	(17)	(8)
Net increase(decrease)	165	86

IS Growth
Units issued	3,228	191
Units redeemed	(347)	(8)
Net increase(decrease)	2,881	183

Blue Chip
Units issued	4,223	3,390
Units redeemed	(4,162)	(1,427)
Net increase(decrease)	61	1,963

IS International
Units issued	2,866	966
Units redeemed	(240)	(344)
Net increase(decrease)	2,626	622

IS New World
Units issued	11,014	5,840
Units redeemed	(9,714)	(1,603)
Net increase(decrease)	1,300	4,237

Franklin Templeton:
Global Inc.
Units issued	18,150	16,717
Units redeemed	(15,100)	(32,814)
Net increase(decrease)	3,050	(16,097)

MFS:
Utilities IC
Units issued	7,757	11,289
Units redeemed	(5,946)	(10,453)
Net increase(decrease)	1,811	836

FS-83

6. CHANGES IN UNITS OUTSTANDING, continued

	2021	2020
MFS, continued:
Mid Cap
Units issued	17,050	7,265
Units redeemed	(2,301)	(6,272)
Net increase(decrease)	14,749	993

Research
Units issued	114,124	131,588
Units redeemed	(114,985)	(131,486)
Net increase(decrease)	(861)	102

Summit:
EAFE Intl.
Units issued	952	781
Units redeemed	(562)	(734)
Net increase(decrease)	390	47

S&P MidCap
Units issued	11	24
Units redeemed	(3)	(4)
Net increase(decrease)	8	20

S&P 500
Units issued	8,296	7,362
Units redeemed	(7,328)	(6,310)
Net increase(decrease)	968	1,052

Russell Small Cap
Units issued	8,344	5,719
Units redeemed	(5,853)	(4,815)
Net increase(decrease)	2,491	904

Moderate
Units issued	21,238	20,249
Units redeemed	(21,802)	(19,884)
Net increase(decrease)	(564)	365

Mod. Growth
Units issued	74,502	68,329
Units redeemed	(74,759)	(67,611)
Net increase(decrease)	(257)	718

FS-84

6. CHANGES IN UNITS OUTSTANDING, continued

	2021	2020
Summit, continued:
Growth
Units issued	1,001	54
Units redeemed	(530)	(27)
Net increase(decrease)	471	27

T. Rowe:
Blue Chip
Units issued	106,932	127,779
Units redeemed	(101,084)	(137,871)
Net increase(decrease)	5,848	(10,092)

Morgan Stanley:
Emerging Markets
Units issued	90,451	138,979
Units redeemed	(89,102)	(207,687)
Net increase(decrease)	1,349	(68,708)

Pimco:
Commodity
Units issued	118,060	122,496
Units redeemed	(70,613)	(153,127)
Net increase(decrease)	47,447	(30,631)

Total Return
Units issued	112,260	131,022
Units redeemed	(113,463)	(118,262)
Net increase(decrease)	(1,203)	12,760

Low Duration
Units issued	5,335	26,854
Units redeemed	(6,969)	(63,009)
Net increase(decrease)	(1,634)	(36,155)

DFA:
Bond
Units issued	19,582	11,679
Units redeemed	(11,965)	(10,623)
Net increase(decrease)	7,617	1,056

Small
Units issued	12,491	14,976
Units redeemed	(5,822)	(13,327)
Net increase(decrease)	6,669	1,649

FS-85

6. CHANGES IN UNITS OUTSTANDING, continued

	2021	2020
DFA, continued:
Value
Units issued	73,508	82,108
Units redeemed	(69,069)	(74,518)
Net increase(decrease)	4,439	7,590

Fixed
Units issued	133,876	78,553
Units redeemed	(109,339)	(49,952)
Net increase(decrease)	24,537	28,601

Large
Units issued	14,322	13,154
Units redeemed	(9,975)	(10,036)
Net increase(decrease)	4,347	3,118

Targeted
Units issued	38,133	25,821
Units redeemed	(28,739)	(15,182)
Net increase(decrease)	9,394	10,639

Global
Units issued	1,229	205
Units redeemed	(63)	(1,048)
Net increase(decrease)	1,166	(843)

Equity
Units issued	11,396	7,888
Units redeemed	(5,060)	(4,267)
Net increase(decrease)	6,336	3,621

FS-86

AMERITAS LIFE INSURANCE CORP.

    ________________

STATUTORY BASIS FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2021 AND 2020 AND FOR EACH OF THE

THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2021

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE

YEAR ENDED DECEMBER 31, 2021

AND INDEPENDENT AUDITORS’ REPORTS

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Ameritas Life Insurance Corp.

Lincoln, Nebraska

We have audited the statutory-basis financial statements of Ameritas Life Insurance Corp. (the "Company"), which comprise the statutory-basis statements of admitted assets, liabilities, and capital and surplus as of December 31, 2021 and 2020, and the related statutory-basis statements of summary of operations and changes in capital and surplus and statements of cash flows for the years then ended, and the related notes to the statutory-basis financial statements (collectively referred to as the “statutory-basis financial statements”).

Unmodified Opinion on Statutory-Basis of Accounting

In our opinion, the accompanying statutory-basis financial statements present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in accordance with the accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska described in Note 1 to the statutory basis financial statements.

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America section of our report, the statutory-basis financial statements do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2021 and 2020, or the results of its operations or its cash flows for the years then ended.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Statutory-Basis Financial Statements section of our report. We are required to be independent of the Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 1 to the statutory-basis financial statements, the statutory-basis financial statements are prepared by the Company using the accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the Insurance Department of the State of Nebraska. The effects on the statutory-basis financial statements of the variances between the statutory-basis of accounting described in Note 1 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material and pervasive.

Responsibilities of Management for the Statutory-Basis Financial Statements

Management is responsible for the preparation and fair presentation of the statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statutory-basis financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the statutory-basis financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the statutory-basis financial statements are issued.

Auditor’s Responsibilities for the Audit of the Statutory-Basis Financial Statements

Our objectives are to obtain reasonable assurance about whether the statutory-basis financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the statutory-basis financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the statutory-basis financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statutory-basis financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the statutory-basis financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information Included in the Annual Report

Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the statutory-basis financial statements and our auditor’s report thereon. Our opinion on the statutory-basis financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the statutory-basis financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the statutory-basis financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

March 25, 2022

AMERITAS LIFE INSURANCE CORP.
Balance Sheets - Statutory Basis
(in thousands, except shares)

	December 31
ADMITTED ASSETS	2021	2020
Bonds	$10,330,856	$9,638,654
Preferred stocks	10,273	12,177
Common stocks	586,822	477,335
Mortgage loans	2,226,042	2,094,450
Real estate:
Properties occupied by the company	35,221	43,873
Properties held for the production of income	5,022	4,662
Properties held for sale	155	—
Cash, cash equivalents, and short-term investments	186,574	370,839
Loans on insurance contracts	545,818	539,975
Other investments	1,058,235	959,112
Total Cash and Invested Assets	14,985,018	14,141,077

Investment income due and accrued	118,569	113,867
Deferred and uncollected premiums	117,931	117,946
Federal income tax recoverable	6,068	22,861
Net deferred income tax asset	88,344	82,612
Funds held under coinsurance - affiliate	38,775	40,235
Other admitted assets	142,103	137,556
Separate account assets	11,996,727	11,041,001
Total Admitted Assets	$27,493,535	$25,697,155

LIABILITIES, CAPITAL AND SURPLUS
Reserves for life, accident and health policies	$11,386,234	$10,849,229
Deposit-type funds	990,510	1,000,269
Reserves for unpaid claims	154,319	123,340
Dividends payable to policyholders	26,153	29,600
Interest maintenance reserve	70,775	70,008
Accrued commissions, expenses and insurance taxes	147,234	130,838
Accrued separate account transfers	(13,461)	(33,775)
Asset valuation reserve	295,155	251,837
Other liabilities	462,624	484,122
Separate account liabilities	11,996,727	11,041,001
Total Liabilities	25,516,270	23,946,469

Common stock, par value $0.10 per share; 25,000,000 shares authorized,
issued and outstanding	2,500	2,500
Additional paid in capital	431,449	431,449
Surplus notes	49,958	49,949
Unassigned surplus	1,493,358	1,266,788
Total Capital and Surplus	1,977,265	1,750,686
Total Liabilities, Capital and Surplus	$27,493,535	$25,697,155

The accompanying notes are an integral part of these statutory basis financial statements.

AMERITAS LIFE INSURANCE CORP.
Summary of Operations and Changes in Capital and Surplus - Statutory Basis
(in thousands)

	Years Ended December 31
	2021	2020	2019
Premiums and Other Revenue
Premium income, net	$3,653,978	$3,145,365	$3,115,518
Net investment income	614,996	574,628	541,505
Commissions and expense allowances on reinsurance ceded	28,594	23,890	28,978
Modco reinsurance adjustment – affiliate	1,003	1,353	15,728
Income from fees associated with separate accounts	77,749	69,103	69,039
Separate account reserve transfers assumed	—	—	3,941
Miscellaneous income	38,397	36,340	33,985
Total Premiums and Other Revenue	4,414,717	3,850,679	3,808,694

Expenses
Benefits to policyholders	3,399,801	2,993,986	2,761,958
Modco reinsurance adjustment	—	—	3,292
Change in reserves for life, accident and health policies	533,841	647,921	508,702
Commissions	278,055	235,130	214,351
General insurance expenses	490,947	414,235	399,545
Taxes, licenses and fees	52,415	61,560	43,829
Net transfers from separate accounts	(471,335)	(599,242)	(257,635)
Total Expenses	4,283,724	3,753,590	3,674,042

Gain from Operations before Dividends, Federal Income Tax
Expense and Net Realized Capital Gains	130,993	97,089	134,652
Dividends to policyholders	24,449	29,448	32,868
Gain from Operations before Federal Income Tax
Expense and Net Realized Capital Gains	106,544	67,641	101,784
Federal income tax expense	17,359	19,600	31,941
Gain from Operations before Net Realized Capital Gains	89,185	48,041	69,843
Net realized capital gains, net of taxes	7,046	16,377	21,404
Net Income	96,231	64,418	91,247

Surplus notes
Surplus notes amortization	9	8	9
Unassigned surplus
Change in unrealized gains, net of tax	147,922	6,833	73,561
Change in net deferred income taxes	17,156	17,672	20,499
Change in non-admitted assets	10,189	4,263	22,426
Change in asset valuation reserve	(43,318)	(37,815)	(59,402)
Change in liability for reinsurance in unauthorized companies	(12)	—	—
Change in valuation basis (Note 1)	—	5,820	—
Change in unrecognized actuarial losses on pension, net of tax	1,234	(124)	(1,361)
Deferred reinsurance gain, net of tax (Note 14)	—	—	36,560
Amortization of reinsurance gain, net of tax (Note 14)	(2,832)	(3,643)	(911)
Net Change in Capital and Surplus	226,579	57,432	182,628

Capital and Surplus at the Beginning of the Year	1,750,686	1,693,254	1,510,626
Capital and Surplus at the End of Year	$1,977,265	$1,750,686	$1,693,254

The accompanying notes are an integral part of these statutory basis financial statements.

AMERITAS LIFE INSURANCE CORP.
Statements of Cash Flows – Statutory Basis
(in thousands)

	Years Ended December 31
	2021	2020	2019
OPERATING ACTIVITIES
Premium collected net of reinsurance	$3,659,508	$3,148,430	$3,125,452
Net investment income received	618,329	580,409	542,945
Miscellaneous income	144,399	131,821	131,482
Benefits paid to policyholders	(3,353,557)	(2,964,134)	(2,741,955)
Net transfers from separate accounts	491,649	595,005	257,382
Commissions, expenses and taxes paid	(814,118)	(720,314)	(668,654)
Dividends paid to policyholders	(27,895)	(32,143)	(35,504)
Federal income taxes paid	(5,845)	(41,390)	(4,247)
Net Cash from Operating Activities	712,470	697,684	606,901

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid	2,189,136	1,754,890	1,634,808
Cost of investments acquired	(3,076,389)	(2,475,802)	(2,133,732)
Net change in loans on insurance contracts	(6,821)	17,266	(3,412)
Net Cash from Investing Activities	(894,074)	(703,646)	(502,336)

FINANCING AND MISCELLANEOUS ACTIVITIES
Change in deposit-type funds	(9,759)	24,982	13,482
Other miscellaneous, net	7,098	57,797	6,177
Net Cash from Financing and Miscellaneous Activities	(2,661)	82,779	19,659

Net Change in Cash, Cash Equivalents and Short-Term Investments	(184,265)	76,817	124,224

Cash, Cash Equivalents and Short-Term Investments
– Beginning of Year	370,839	294,022	169,798

Cash, Cash Equivalents and Short-Term Investments
– End of Year	$186,574	$370,839	$294,022

Non-cash transactions from operating, investing and financing activities:
Conversion of mortgage loans to real estate	$155	$—	$600
Recognized commitments for low income housing investments (Note 3)	—	20,000	—
Exchanges of bonds and stocks	16,918	29,671	84,538
Bonds converted to stocks	—	516	—
Acquisition of stock from alternative partnerships	—	828	251
Transfer between bonds and short-term investments	—	—	997
Affiliated common stock converted to an affiliated LLC (Note 1)	—	30,052	—
Distribution of electronic data processing equipment and software
from an affiliated LLC (Note 5)	—	288	—
Impairment of internally developed software costs (Note 1)	—	—	1,801
Impairment of other admitted asset (Note 1)	—	1,690	—
Initial commissions and expense allowances ceded due to combination
coinsurance/quota share funds withheld reinsurance agreement (Note 14)	—	—	4,211

The accompanying notes are an integral part of these statutory basis financial statements.

AMERITAS LIFE INSURANCE CORP.

Notes to Financial Statements – Statutory Basis

For the Years Ended December 31, 2021, 2020 and 2019

(in thousands)

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Ameritas Life Insurance Corp. (the Company or Ameritas Life), a stock life insurance company domiciled in the state of Nebraska, is a wholly owned subsidiary of Ameritas Holding Company (AHC), which is a wholly owned subsidiary of Ameritas Mutual Holding Company (AMHC). AMHC is a mutual insurance holding company. Owners of designated policies issued by the Company have membership interest in AMHC, while contractual rights remain with the Company. AHC also wholly owns Ameritas Investment Partners, Inc. (AIP), an advisor providing investment management services to the Company.

The Company wholly-owns Ameritas Life Insurance Corp. of New York (Ameritas-NY), a New York domiciled life insurance subsidiary and Ameritas Investment Company, LLC (AIC), a broker dealer. The Company previously owned Calvert Investments, Inc. (Calvert), a provider of investment and administrative services (dissolved March 31, 2020) and Griffin Realty LLC (Griffin), a real estate company (dissolved September 30, 2021). Effective January 1, 2020, AIC converted from a corporation to a single member limited liability company, and the Company formed two single member limited liability companies, Variable Contract Agency LLC (VCA), an insurance agency, and Ameritas Advisory Services LLC (AAS), an investment advisor to house AIC insurance agency licenses and registered investment advisory activity, respectively. Effective April 30, 2020, the Company acquired Select Benefits Group, LLC dba Dental Select (Dental Select), a third-party administrator (TPA) for dental and vision insurance plans. Effective September 30, 2021, Ameritas Life acquired BlueStar Retirement Services, Inc. (BlueStar), a full-service recordkeeper and third-party administrator for retirement plans, and converted it to a single member limited liability company. Effective September 30, 2021, Griffin was liquidated with net assets distributed to Ameritas Life.

The Company has established three Closed Blocks of policies: on October 1, 1998, on July 1, 2005, and on July 1, 2007, (collectively, the Closed Blocks). The Company formed these closed blocks of policies, under arrangements approved by the Insurance Departments of the State of Nebraska, Ohio or the District of Columbia, as appropriate, to provide for dividends on policies that were in force on each respective effective date and which were within the classes of individual policies, for which the Company had a dividend scale in effect at those dates. The Closed Blocks were designed to give reasonable assurance to owners of affected policies that the assets will be available to support such policies, including maintaining dividend scales in effect at the effective dates, if the experience underlying such scales continues. The assets, including income thereon, will accrue solely to the benefit of the owners of policies included in each block until the respective block is no longer in effect.

The Company’s insurance operations consist of life and health insurance, annuity, group pension and retirement contracts. The Company and its subsidiaries operate in 49 states and the District of Columbia.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Nebraska (the Department).

Accounting practices and procedures of the National Association of Insurance Commissioners (NAIC) as prescribed or permitted by the Department comprise a comprehensive basis of accounting (NAIC SAP) other than accounting principles generally accepted in the United States of America (GAAP). The Company follows NAIC SAP and has not been granted any Nebraska prescribed or permitted practices.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

The preparation of financial statements in accordance with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Material estimates susceptible to significant change include reserves, income taxes, investment values, and other-than-temporary impairments (OTTI). Throughout 2020 and 2021, the COVID-19 pandemic has resulted in extreme stress and disruption in the economy, financial markets and business operations. At this stage, the impact on our results of operations, financial condition and cash flows has not been material. The pandemic will continue to disrupt the economy and markets for an indefinite period of time and the Company continues to monitor the risks to investments and insurance liabilities. The Company cannot predict what impact the COVID-19 pandemic will ultimately have on the economy, financial markets or our business.

Current NAIC SAP practices vary from GAAP. The more significant variances between NAIC SAP and GAAP are as follows:

Under NAIC SAP, investments in bonds are reported at the lower of amortized cost or fair value based on their NAIC rating or classification, and any adjustments to fair value are reported directly in surplus. Under GAAP, bonds are carried either at amortized cost or fair value based on their classifications.Under GAAP, bonds designated at purchase as held-to-maturity based on the Company’s intent and ability to hold to maturity would be carried at amortized cost. Bonds designated as available-for-sale would be carried at fair value with net unrealized holding gains and losses reported in other comprehensive income. Bonds designated as trading would be carried at fair value with net unrealized holding gains and losses reported in income.

Under NAIC SAP, for bonds other than loan-backed and structured securities, if the Company has the intent to sell an impaired security, the cost basis of the security is written down to fair value. If the Company does not have the intent to sell, but it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to fair value. Under GAAP, if the Company has the intent to sell or will more likely than not be required to sell before recovery of its cost basis, the cost basis of the security is written down to fair value. If the Company does not have the intent to sell and it is not more likely than not to be required to sell before recovery of its cost basis, the cost basis must be written down to discounted estimated future cash flows with the remaining unrealized loss, if applicable, recognized in other comprehensive income.

Under NAIC SAP, all loan-backed and structured securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective method, applied consistently by asset class. If the Company has the intent to sell an impaired security, the cost basis of the security is written down to fair value. If the Company does not have the intent to sell and it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to the discounted estimated future cash flows. Under GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If the Company has the intent to sell or will more likely than not be required to sell before recovery of its cost basis, the cost basis must be written down to fair value. If the Company does not have the intent to sell and it is not more likely than not to be required to sell before recovery of its cost basis, the cost basis must be written down to discounted estimated future cash flows with the remaining unrealized loss, if applicable, recognized in other comprehensive income.

Investments in unaffiliated common stocks and preferred stocks are carried at values prescribed by the NAIC. Under GAAP, common stocks and preferred stocks are carried at fair value with changes in unrealized gains and losses recognized in income.

Subsidiaries are included as common stocks carried under the equity method, with the equity in net income (loss) of subsidiaries credited directly to the Company’s unassigned surplus for NAIC SAP. Dividends received from subsidiaries are recorded in net investment income. GAAP requires either consolidation or the equity interest in net income of subsidiaries to be credited to the income statement.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Under NAIC SAP, real estate owned and occupied by the Company is included in invested assets, and net investment income and operating expenses includes self-charged rent for the Company’s occupancy of this property. Under GAAP, this property would be classified as an operating asset, and there would be no self-charged rent or expenses.

Investments in limited partnerships, limited liability companies, and joint venture investments are accounted for on the GAAP equity method for NAIC SAP. Under GAAP, such investments are accounted for at cost or the equity method depending upon ownership percentage and control unless consolidation is required under variable interest entity guidance.

Under NAIC SAP, investments in low income housing tax credits are carried under amortized cost method. Under GAAP, such investments are accounted for under the equity method or the proportional amortization method, depending upon the characteristics of such investments.

The asset valuation reserve ("AVR") and interest maintenance reserve ("IMR") are established only on the statutory financial statements.

Under NAIC SAP, derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability and embedded derivatives are not accounted for separately from the host contract. Also, the change in fair value of open derivative instruments that do not meet the criteria of an effective hedge is recorded as an unrealized gain or loss in surplus. Under GAAP, all derivatives are reported on the balance sheets at fair value. Changes in fair value of derivatives, to the extent they are effective at offsetting hedged risk are recorded through either income or equity, depending on the nature of the hedge. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risks of the host contract is accounted for separately from the host contract and reported at fair value.

Acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to operations as incurred under NAIC SAP. Under GAAP, acquisition costs are capitalized and charged to operations as the revenues or expected gross profits are recognized.

Under NAIC SAP, identifiable intangible assets are not recorded.

Under NAIC SAP, amounts that represent revenue for services to be provided in future periods are reported as revenue when received. Under GAAP, amounts would be reported as a liability and amortized into revenue using the same assumptions used to amortize deferred policy acquisition costs.

Certain assets designated as non-admitted are excluded from the accompanying Balance Sheets – Statutory Basis and are charged directly to unassigned surplus.Under GAAP, these assets would be included in the balance sheets, net of any valuation allowance.

Under NAIC SAP, Universal Life and Annuity revenues consist of the entire premium received and benefits represent the death benefits paid and the change in policy reserves. Under GAAP, revenues are comprised of contract charges and fees which are recognized when assessed against the policyholder account balance.

Policy reserves for Life, Accident and Health policies are based on methods prescribed by the NAIC, which include mortality and interest assumptions without consideration for lapses or withdrawals. Under GAAP, policy reserves are based on the Company’s estimates of morbidity, mortality, lapse, and interest assumptions.

Under NAIC SAP, policyholder dividends are recognized when declared. Under GAAP, policyholder dividends would be for dividends that have accrued as of the financial statement date.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Under NAIC SAP, reinsurance agreements must transfer risk from the ceding company to the reinsurer in order to receive the reinsurance accounting treatment. If the terms of the agreement violate the risk transfer criteria, the agreement shall be accounted for as deposit accounting. Under NAIC SAP, reserves and unpaid claim liabilities ceded to reinsurers have been reported as reductions to the related reserves. To qualify for risk transfer and be accounted for as reinsurance under GAAP, an evaluation must be made to determine whether the contract indemnifies against insurance risk. If risk transfer requirements are not met, the reinsurance agreement is considered a financing arrangement and deposit accounting is required. Under deposit accounting, assets received by the assuming entity are offset in the balance sheet by recording a liability. The initial obligation is based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the insurer or reinsurer. Deposit assets and liabilities are reported on a gross basis, unless the right of offset exists. There is no initial impact on the income statement from the recording of the transaction under deposit accounting.

Certain reinsurance agreements which receive reinsurance accounting treatment under NAIC SAP qualify as business combinations under GAAP. In such transaction under GAAP, all acquired assets and liabilities, including identifiable intangible assets and goodwill, are measured and recorded at fair value as of the date of acquisition and reinsurance recoverables are recorded as an asset.

Under NAIC SAP, a liability for reinsurance balances is provided for unsecured policy reserves ceded to reinsurers unauthorized by license to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, no such amounts are recorded.

Reinsurance recoverables on unpaid losses are reported as a reduction of policy reserves, while under GAAP, they are reported as an asset.

Under NAIC SAP, the difference between the employee benefit plan’s assets and the employee benefit obligation is reflected as an asset or liability, with an offset to unassigned surplus and the excess recorded as a non-admitted asset. Prior service costs are recorded as a component of unassigned surplus, net of tax. Under GAAP, the difference between the plan’s assets and the benefit obligation is reflected as an asset or liability, with an offset to other comprehensive income. Prior service costs are recorded as a component of other comprehensive income, net of tax.

NAIC SAP requires an amount be recorded for deferred taxes as a component of surplus, however, there are limitations as to the amount of deferred tax assets that may be reported as admitted assets that are not applicable under GAAP. Under NAIC SAP, both the valuation allowance determination and admission calculation are made based on a separate company basis.

Under SAP, surplus notes are reported as surplus under and interest cannot be accrued until written approval has been received from the Department. Under GAAP, surplus notes are included in liabilities including interest.

Under NAIC SAP, cash, cash equivalents and short-term investments represent cash balances and investments with remaining maturities when purchased of one year or less. Under GAAP, cash and cash equivalents include investments with remaining maturities when purchased of three months or less. Under GAAP, short-term investments are reported as a component of fixed maturity or equity investment balances.

Under NAIC SAP, the amount of goodwill recorded as an admitted asset is subject to limitation and is amortized into earnings over a period not to exceed 10 years. Goodwill under GAAP is not amortized into earnings and annually analyzed for impairment which would be reported as a recognized loss into earnings.

Comprehensive income and its components are not presented under NAIC SAP.

Statement of cash flows are presented as prescribed under NAIC SAP.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Significant statutory accounting practices are as follows:

Investments

Investments are stated at amounts prescribed by the NAIC which are as follows: bonds not backed by other loans and SVO identified investments are stated at amortized cost and loan-backed bonds and structured securities are stated at amortized cost using the interest method including anticipated prepayments at the date of purchase. Significant changes in estimated cash flows from the original purchase assumptions are reviewed monthly. Prepayment assumptions for loan-backed bonds and structured securities are obtained from broker dealer survey values or internal estimates based on characteristics of similar products, consistent with the current interest rate and economic environment. The retrospective adjustment method is used to value all loan-backed and structured securities and non-agency structured securities of high credit quality. The prospective method is used to value structured securities with significant changes in cash flow, or of lower credit quality. All bonds with a NAIC designation of 6 are stated at the lower of amortized cost or fair value.

Investments in preferred stocks are carried at cost if the NAIC designation is RP3 or P3 and above. Preferred stocks with NAIC designations of RP4 or P4 and below are carried at the lower of cost or fair value.

Common stocks are generally reported at fair value. Investments in stocks of insurance subsidiaries are carried at audited statutory equity and non-insurance subsidiaries and affiliates in which the Company has an interest of 10% or more are carried equal to the Company’s proportionate share of the audited GAAP-basis equity after the date of acquisition. The change in the carrying value is generally recorded as a change in unrealized gains (losses) on investments, a component of unassigned surplus. The value of affiliated subsidiaries was $119,436 and $87,265 at December 31, 2021 and 2020, respectively. The Federal Home Loan Bank (FHLB) common stock is carried at cost.

Mortgage loans are stated at the unpaid principal balance less unamortized discounts or plus unamortized premiums. The Company records a reserve for losses on mortgage loans as part of the AVR and mortgage loans are written down if deemed impaired.

Real estate occupied by the Company and held for the production of income is reported at depreciated cost. Real estate held for sale is reported at the lower of amortized cost or fair value. Depreciation expense is determined by the straight-line method. Real estate owned and occupied by the Company is included in investments, and investment income and operating expenses include rent for the Company’s occupancy of its owned properties.

In 2015, the Company entered into a ten year, 4% non-recourse loan of $15,500 on a real estate property with scheduled maturities of $480, $498, $518, and $11,388 during the years ended December 31, 2022, 2023, 2024, and 2025, respectively. The Company recorded an encumbrance on this real estate property up to its carrying value with the remaining amount classified as borrowings included in other liabilities in the Balance Sheets - Statutory Basis. At December 31, 2021 and 2020, the amount of borrowing over the carrying value of real estate property was $3,920 and $3,662, respectively.

Cash and cash equivalents consist of cash-in-bank, cash-in-transit, money market mutual funds and all highly liquid securities with remaining maturity when purchased of three months or less. Money market mutual funds are stated at amortized cost which approximates fair value. Short-term investments presented in the Balance Sheets – Statutory Basis consist of all investments that have a maturity date of one year or less at the date acquired and are stated at amortized cost, which approximates fair value.

Loans on insurance contracts are stated at the aggregate unpaid principal balance. The excess of the unpaid balance of the loan over the cash surrender value is considered a non-admitted asset.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

The carrying amount of limited partnerships, limited liability companies, and joint ventures reflects the underlying GAAP equity of these investments. Income from these investments is recognized when distributed. Unrealized gains and losses resulting from differences between the cost and carrying amount of these investments are credited or charged directly to unassigned surplus. These investments are recorded in other investments in the Balance Sheets – Statutory Basis. The recorded carrying value of affiliated limited liability companies are as follows:

	2021	2020
AIC	$9,606	$13,120
Griffin 1	—	1,269
VCA 1	399	227
AAS 1	432	47
Dental Select	79,091	87,443
BlueStar Retirement Services, LLC	34,343	—
Total	$123,871	$102,106

1 Griffin, VCA and AAS did not have GAAP audits performed, so the Company non-admits these assets.

Other investments also include collateral loans, surplus debentures, and low-income housing tax credits carried under the amortized cost method. Other-than-temporary impairments of $1,265 and $691 were recorded as realized losses during 2021 and 2020, respectively. There were no other-than-temporary impairments recorded during 2019. The Company has no investments in joint ventures, partnerships, or limited liability companies that exceeds 10% of its admitted assets.

The Company purchases and sells futures contracts to hedge against principal losses on variable annuity contracts with a guaranteed lifetime withdrawal benefit rider attached. Futures contracts are a standardized contractual agreement to buy or sell a particular financial instrument at a predetermined price in the future. The gains and losses of futures contracts are derived from the daily movement of the underlying market. These gains and losses are settled in cash through a daily variation margin. The Company also sells futures contracts on certain equity indices with expiration dates of less than 6 months as well as buys and sells futures contracts on certain Treasury notes and bonds, ranging in maturities between 1 and 30 years, with expiration dates of less than 6 months. The Company purchases and sells futures contracts to hedge volatility risk with expiration dates of less than 6 months. The Company does not receive cash on the initial purchase or sale of the futures contracts, but will receive or pay cash daily based on the movement of the underlying index or Treasury notes. The net notional amount of the futures contracts at December 31, 2021 and 2020 was $47,726 and $(101,040), respectively.

The Company is required to post collateral to the brokering bank for futures. To comply with this requirement, the Company usually posts short-term Treasury bills with the bank. The bank acts as an intermediary to the futures transactions and takes initial margins from both parties to limit the counterparty risk. The collateral (Treasury bills) is recorded in bonds on the Balance Sheets – Statutory Basis as an asset by the Company. The book/adjusted carrying value of the collateral recorded at December 31, 2021 and 2020 was $29,998 and $24,991, respectively.

Since futures contracts are not considered an effective hedge, the total variation margin on open contracts is reflected in the change in unrealized gains (losses), net of tax in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis. The total variation margin on closed futures contracts is reflected in net investment income in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.

The Company purchases and sells interest rate swaps to hedge against principal losses on variable annuity contracts with a guaranteed lifetime withdrawal benefit rider attached. An interest rate swap is an agreement between two parties to exchange a stream of future cash flows based on a notional (principal) amount over a specified period of time. The Company trades “plain vanilla” interest rate swaps where a fixed payment is exchanged for a floating payment where the floating payment is based on three-month LIBOR. The Company does not receive cash on the initial purchase or sale of an interest rates swap, but will receive or pay cash daily based on the change in value of the position. The notional amount of the interest rate swaps at December 31, 2021 and 2020 was $0 and $244,000, respectively.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

The Company is required to post collateral to the brokering bank for interest rate swaps. To comply with this requirement, the Company usually posts short-term Treasury bills with the bank. The bank acts as an intermediary to the swaps transactions and takes initial margins from both parties to limit the counterparty risk. The collateral (Treasury bills) is recorded in bonds on the Balance Sheets - Statutory Basis as an asset by the Company. The book/adjusted carrying value of the collateral recorded at December 31, 2021 and 2020 was $0 and $27,997, respectively.

Since interest rate swaps are not considered an effective hedge, the total variation margin on open swaps is reflected in the change in unrealized gains (losses), net of tax in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis. The total variation margin on closed interest rate swaps is reflected in net investment income in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis.

The Company purchases and sells call options (Over the Counter (OTC) index call options) to hedge insurance contracts whose credited interest is linked to returns on multiple equity indices based on a formula which applies participation rates and/or cap rates to the returns in the indices. Call options are contracts, which give the option purchaser the right, but not the obligation, to buy securities at a specified price during a specified period. The OTC index call options expire monthly until December 22, 2023. The Company paid and received initial fees (the option premium) to enter the option contracts. The purchased OTC index call options give the Company the right to receive cash at settlement if the closing Index value is above the strike price, while the written OTC index call options require the Company to pay cash at settlement if the closing Index value is above the strike price. The Company sells OTC index call options to effectively offset the proceeds the Company would receive on its purchased OTC index call options that represent a return above the amount that would be credited to insurance contracts electing a capped return in the Index. These proceeds do not result in income to the Company because the hedged insurance contracts would be credited interest for an equivalent amount.

The Company purchases and sells Exchange traded index call options (Exchange traded index call options) based on multiple equity indices to hedge equity index annuity contracts and universal life contracts. The Company has purchased and written Exchange traded index call options that expire through December 1, 2022. The Company paid and received initial fees (the option premium) to enter the option contracts. The purchased Exchange traded index call options give the Company the right to receive cash at settlement if the closing index value is above the strike price, while the written Exchange traded index call options require the Company to pay cash at settlement if the closing index value is above the strike price. If the closing index value is below the strike price, the Exchange traded index call options expire without value.

The Company purchases and sells Exchange traded put options (Equity put options) based on multiple equity indices to hedge variable annuity contracts with a guaranteed lifetime withdrawal benefit rider attached. Put options are contracts, which give the option purchaser the right, but not the obligation, to sell securities at a specified price during a specified period. The Company has no outstanding purchased and written Exchange traded put options as of December 31, 2021 and 2020. The Company paid and received initial fees (the option premium) to enter the option contracts. The purchased Equity put options give the Company the right to receive cash at settlement if the closing index value is below the strike price, while the written Equity put options require the Company to pay cash at settlement if the closing index value is below the strike price. If the closing index value is above the strike price, the Equity put options expire without value.

The Company is exposed to credit-related losses in the event of nonperformance by counter-parties to the options. To minimize this risk, the Company only enters into private contracts with counter-parties having Standard & Poor's credit ratings of AA- or above or listed contracts guaranteed by the Chicago Board Options Exchange. The Company is required to post collateral to the brokering bank for options. To comply with this requirement, the Company usually posts short-term Treasury bills with the bank. The collateral (Treasury bills) is recorded in bonds on the Balance Sheets – Statutory Basis as an asset by the Company. The book/adjusted carrying value of the collateral recorded at December 31, 2021 and 2020 was $4,000 and $2,000, respectively.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Starting in 2020, the Company uses OTC foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with holding foreign currency denominated investments. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. When the currency swaps meet specific criteria, they may be designated as accounting hedges and accounted for as foreign currency fair value hedges. In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument’s effectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship.

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements (MNAs) and obtaining collateral where appropriate. The Company uses MNAs for OTC derivative transactions that permit either party to net payments due for transactions and collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. As of December 31, 2021, the Company had no collateral pledged to or from counterparties. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance.

The options (OTC index call options, Exchange traded index call options and Equity put options) are carried at their fair value and reflected in other investments and other liabilities in the Balance Sheets – Statutory Basis. Changes in the fair value of expired options are reflected in net investment income and changes in the fair value of open options are reflected in change in unrealized gains (losses), net of tax in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis. Changes in the fair value of open options that do not meet the requirements of an effective hedge are reflected in change in unrealized gains (losses), net of tax in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.

The foreign currency swaps used in effective hedges are carried in a manner consistent with the hedged asset or liability. Foreign currency swaps hedging bonds are carried at amortized cost and reflected in other investments and other liabilities in the Balance Sheets - Statutory Basis. Changes in the carrying value of open foreign currency swaps as a result of exchange rate changes are reflected in change in unrealized gains (losses), net of tax in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis. Interest income received from open foreign currency swaps is reflected in net investment income. Changes in the carrying value of closed foreign currency swaps is reflected in net investment income.

Foreign currency swaps not used in an effective hedge are carried at fair value and reflected in other investments and other liabilities in the Balance Sheets - Statutory Basis. Changes in the fair value of open foreign currency swaps are reflected in change in unrealized gains (losses), net of tax in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis. Changes in the fair value of closed foreign currency swaps and interest income associated with the currency swaps are reflected in net investment income.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

The credit exposure is limited to the fair value of the options and foreign currency swaps as follows:

	Fair Values of Derivative Instruments
	Asset Derivatives
	Balance Sheets - Statutory Basis Location	Notional Amount		Fair Value
		2021	2020	2021	2020
Derivatives Not Designated as Hedging Instruments:
OTC index call option contracts owned	Other investments	$1,771,358	$1,321,017	$149,826	$167,601
OTC index call option contracts written	Other investments	(929,642)	(708,459)	(86,692)	(106,748)
Exchange traded index call option contracts owned	Other investments	1,219,556	1,120,517	163,887	256,300
Foreign currency swaps - gross asset	Other investments	5,631	—	163	—
Derivatives Designated as Hedging Instruments:
Fair value hedges:
Foreign currency swaps - gross asset	Other investments	17,515	—	460	—
Total asset derivatives		$2,084,418	$1,733,075	$227,644	$317,153

The fair value of the related derivative liabilities are as follows:

	Fair Values of Derivative Instruments
	Liability Derivatives
	Balance Sheets - Statutory Basis Location	Notional Amount		Fair Value
		2021	2020	2021	2020
Derivatives Not Designated as Hedging Instruments:
Exchange traded index call option contracts written	Other liabilities	$1,215,314	$1,116,051	$116,099	$205,572
Foreign currency swaps - gross liability	Other liabilities	4,353	17,515	113	310
Derivatives Designated as Hedging Instruments:
Fair value hedges:
Foreign currency swaps - gross asset	Other liabilities	(14,078)	—	(434)	—
Foreign currency swaps - gross liability	Other liabilities	15,025	4,473	548	241
Total liability derivatives		$1,220,614	$1,138,039	$116,326	$206,123

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

The amounts recognized in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis for options, futures, interest rate swaps and foreign currency swaps are as follows:

	Summary of Operations and Changes in Capital and Surplus - Statutory Basis Location	Amount Recognized
		2021	2020	2019
Derivatives Not Designated as Hedging Instruments:
OTC index call option contracts - closed	Net investment income	$34,925	$6,522	$3,679
Exchange traded index call option contracts - closed	Net investment income	33,671	13,543	5,455
Equity put option contracts - closed	Net investment income	(1,584)	(15)	(338)
Futures contracts - closed	Net investment income	(30,960)	(25,598)	(29,900)
Interest rate swap contracts - closed	Net investment income	(22,723)	38,844	23,920
Derivatives Designated as Hedging Instruments:
Fair value hedges:
Foreign currency swaps - open	Net investment income	298	(2)	—
Total recognized in net investment income		$13,627	$33,294	$2,816
Derivatives Not Designated as Hedging Instruments:
OTC index call option contracts - open	Change in unrealized gains (losses)	$(9,980)	$(3,929)	$45,017
Exchange traded index call option contracts - open	Change in unrealized gains (losses)	(4,323)	6,674	24,065
Equity put option contracts - open	Change in unrealized gains (losses)	—	—	137
Futures contracts - open	Change in unrealized gains (losses)	(1,185)	(1,785)	(4,655)
Interest rate swap contracts - open	Change in unrealized gains (losses)	11,668	(1,262)	(12,319)
Foreign currency swaps - open	Change in unrealized gains (losses)	50	(310)	—
Derivatives Designated as Hedging Instruments:
Fair value hedges:
Foreign currency swaps - open	Change in unrealized gains (losses)	898	(241)	—
Total recognized in change in unrealized gains (losses)		$(2,872)	$(853)	$52,245

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded as earned at the ex-dividend date. Interest income on loan-backed and structured securities is determined on the effective yield method based on estimated principal repayments. Accrual of income is suspended for bonds and mortgage loans that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis and recorded in operations.

Accrued interest more than 180 days past due deemed collectible on mortgage loans in default is non-admitted. All other investment income due and accrued, excluding loans on insurance contracts, with amounts over 90 days past due is non-admitted. The amount excluded from unassigned surplus was $561 at December 31, 2019. There were no amounts excluded from unassigned surplus at December 31, 2021 and 2020.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

If the Company has the intent to sell an impaired security, the cost basis of the security is written down to fair value. For bond investments other than loan-backed and structured securities, if the Company does not have the intent to sell, but it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to fair value. For loan-backed and structured security investments, if the Company does not have the intent to sell and it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to the discounted estimated future cash flows. All write downs are recorded as a realized loss. For unaffiliated common stocks and other investments carried at fair value, unrealized gains and losses resulting from differences between the cost and carrying amount of these investments are credited or charged directly to unassigned surplus.

Non-Admitted Assets

In accordance with NAIC SAP, certain assets, designated as non-admitted assets, are excluded from the Balance Sheets – Statutory Basis and are charged directly to surplus. Non-admitted assets consist primarily of a portion of deferred income tax assets, prepaid expenses, advances to agents, furniture and equipment, application software, other investment income that is over 90 days past due, unaudited non-insurance subsidiaries and other assets not specifically identified as an admitted asset within NAIC SAP. Total non-admitted assets were $123,789 and $133,978 at December 31, 2021 and 2020, respectively.

Furniture and Equipment

Electronic data processing (EDP) equipment at cost of $9,877 and $20,720 and operating software at cost of $937 and $1,302 are carried at cost less accumulated depreciation at December 31, 2021 and 2020, respectively. The admitted value of the Company’s EDP and operating software is limited to three percent of capital and surplus, however the Company was not required to impose this limitation. The admitted portion at cost, net of accumulated depreciation of $8,712 and $19,608 was $2,102 and $2,414, respectively and is recorded in other admitted assets in the Balance Sheets – Statutory Basis at December 31, 2021 and 2020. EDP equipment and operating software are depreciated using the straight line method over the lesser of the estimated useful life of the related asset or three years.

An impairment of an asset is recorded as a charge to operations if both of the following conditions are met: information available prior to issuance of the statutory basis financial statements indicates that it is probable that an asset has been impaired at the date of the statutory basis financial statements and the amount of loss can be reasonably estimated.

Leasehold improvements are carried at cost less accumulated amortization. The Company provides for amortization of leasehold improvements using the straight-line method over the lesser of the useful life of the asset or the remaining original lease term, excluding options or renewal periods. Leasehold improvements are generally amortized over three to twenty years. Non-operating software is depreciated over the lesser of its estimated useful life or five years. Other furniture and equipment are depreciated using the straight line method over the estimated useful lives of the assets. Furniture and fixtures are generally depreciated over three to ten years. Depreciation expense on depreciable assets of $5,218, $5,521 and $7,610 was recorded in general insurance expenses in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis for the years ended December 31, 2021, 2020 and 2019, respectively.

Reserves for Life, Accident and Health Policies, and Deposit-type Funds

Life policy reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premiums on policies in force. Reserves for traditional, flexible premium and variable life insurance are computed principally by using the Commissioners' Reserve Valuation Method (CRVM) or the Net Level Premium Method with assumed interest rates and mortality as prescribed by regulatory authorities, or the PBR method under which the company holds the higher of the Net Premium reserve, the Deterministic reserve or the Stochastic reserves which considers a wide range of future economic conditions using justified company experience factors, such as mortality, lapses and expenses with prescribed rule-based requirements and regulatory guardrails. Reserves for fixed annuities are calculated using the Commissioners’ Annuity Reserve Valuation Method (CARVM) with appropriate statutory interest and mortality assumptions. Reserves for variable annuities are calculated in conformance with section VM-21 of the Valuation Manual (VM-21). VM-21 requires the determination of reserves based on the combination of a conditional tail expectation 70 (CTE 70) stochastic amount and a possible additional standard projection amount. The additional standard projection amount is based on the Prescribed Projections Amount (PPA). Both the CTE 70 stochastic amount and PPA are based on a wide range of future economic conditions. The CTE 70 reflects prudent estimate assumptions and the PPA uses prescribed assumptions in place of certain prudent estimate assumptions.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Tabular interest, tabular less actual reserves released and tabular cost for all life contracts are determined based upon statutory regulations. Other policy reserves are established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods as prescribed by the Department.

Reserves for unpaid individual accident and health disability contracts claims, the present value of amounts not yet due on claim reserves is a first principles-type calculation based on a seriatim listing of open disability claims. All termination rate and interest discounting assumptions adhere to minimum NAIC Standards. The adequacy of these reserves is demonstrated annually using follow-up studies as defined in the Actuarial Standard of Practice No. 5, Section 3.6. In addition, the present value of future payments relative to all incurred but unreported claims is based on historical study using past monthly earned premiums times the planned loss ratio times the anticipated percent of claims outstanding, and expressed as a percentage times tabular reserves, including a provision for litigated claims.

Reserves for unpaid group accident and health long-term disability contracts are a tabular calculation based on a seriatim listing of open disability claims. Prior to 2020, the per $100 of monthly benefit factors were generated based on the 1987 Commissioner’s Group Disability Table (CGDT) assumptions using the appropriate valuation interest rate, quinquennial age groupings, benefit period and duration from disablement. Beginning in 2020 issued and incurred claims were generated on the 2012 Group Long-term Disability Table (GLTD). A modification is made for claims in the first two years from disablement.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of policyholders, less withdrawals that represent a return to the policyholder. For the determination of tabular interest to deposit-type funds, the valuation interest rate, which varies by issue year, is multiplied by the average funds in force during the year subject to such valuation interest rate.

Reserve for Unpaid Claims

The reserves for unpaid group and individual dental and vision claims are estimated using historic claim lags, and then adjusted upward or downward based on the current level of pending/unprocessed claims relative to the historic level of pending/unprocessed claims during the time period used in generating the claim lag factors. The reserves for unpaid claims for group and individual dental and vision insurance includes claims in course of settlement and incurred but not reported claims. Claim adjustment expenses corresponding to the unpaid claims are accounted for by adding an additional load to the reserve for unpaid claims. To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in operations when additional information becomes known.

Reserves for unpaid life claims include claims reported and unpaid and claims not yet reported, which is estimated based upon historical experience. As such amounts are necessarily estimates, the ultimate liability will differ from the amount recorded and will be reflected in operations when additional information becomes known.

Dividends to Policyholders

Dividends are provided based on dividend formulas approved by the Board of Directors of the Company in accordance with actuarially determined dividend scales. Dividends to policyholders are reflected in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis at amounts estimated to be paid or credited to policyholders during the subsequent year on the policy anniversary dates. A portion of the Company’s business has been issued on a participating basis. The amount of insurance in force on direct individual life participating policies was $10,336,185 or 10.1% and $9,053,497 or 9.8% of the individual life policies in force as of December 31, 2021 and 2020, respectively. Dividends to policyholders also include reinsurance assumed business.

Accrued Separate Account Transfers

Accrued separate account transfers primarily consist of the amount of policyholder account values over modified reserves used in the separate account, such as the use of CARVM and CRVM.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Asset Valuation and Interest Maintenance Reserves

The AVR is a required appropriation of unassigned surplus to provide for possible losses that may occur on certain investments of the Company. The reserve is computed based on holdings of all investments and realized and unrealized gains and losses, other than those resulting from interest rate changes. Changes in the reserve are charged or credited to unassigned surplus.

The IMR is calculated based on the prescribed methods developed by the NAIC. Realized gains and losses, net of tax, resulting from interest rate changes on fixed income investments are deferred and credited to this reserve. These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the underlying investment. Amortization included in net investment income was $9,487, $8,861 and $8,581 for 2021, 2020 and 2019, respectively.

Recognition of Premium Revenues and Related Costs

Life premiums are recognized as revenue when premiums are due. Annuity considerations are recognized as income when received. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Consideration received on deposit-type funds, which do not contain any life contingencies, is recorded directly to the related liability.

Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commissions, are charged to operations as incurred.

Reinsurance

Reinsurance premiums and claims are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, benefits, reserves for life, accident and health policies, and reserves for unpaid claims are reported net of reinsured amounts.

In a modified coinsurance arrangement, the ceding company retains the assets with respect to the policies reinsured and also retains and records the associated reserves. The assuming company does not reflect the assets or reserves in its balance sheet.

Surplus Notes

The Surplus Notes (the Notes) are included in capital and surplus. Interest on the Notes is not accrued until written approval from the Department has been received.

Income Taxes

The Company files a life/non-life consolidated tax return with AMHC and AMHC eligible affiliates. The Company’s income tax allocation is based upon a written agreement which uses a modified separate return method. The modified separate return method adjusts the separate return method so that the net operating losses (or other current or deferred tax attributes) are characterized as realized by the Company when those attributes are realized (or realizable) by the consolidated group.

The Company is subject to tax-related audits in the normal course of operations. The Company records a contingency reserve for tax-related matters when it is more likely than not that a liability has been incurred and the amount of the loss can be reasonably estimated. The tax contingency reserves are evaluated based upon the facts and circumstances that exist at each reporting measurement. Adjustments may result from new information, resolution of an issue with the taxing authorities or changes in laws or regulations. There was no reserve for tax related contingencies at December 31, 2021 and 2020.

The Company is subject to taxation in the United States and various states. In 2018, the Internal Revenue Service (IRS) started a limited scope examination of the AMHC consolidated federal income tax return for tax year 2015. Additionally, the 2017 net operating loss carryback claim filed amending tax years 2015 and 2016 are currently under examination as part of the Joint Committee on Taxation process. Due to the IRS examinations, the Company has extended the statute of limitations for tax years 2015 and 2016. The Company is no longer subject to examinations by tax authorities for years before 2015.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, (continued)

Separate Accounts

Separate account assets and liabilities reported in the accompanying financial statements represent funds that are separately administered, principally for variable annuity, variable life and group annuity contracts and for which the contract holders, rather than the Company, bear the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Investment income and gains and losses from these accounts accrue directly to contract holders and are not included in the accompanying financial statements. Net asset values and changes in net asset values of separate account assets generally accrue directly to the contract holders and are not included in the Company’s revenues and expenses or surplus.

Vulnerability due to Certain Concentrations

The Company operates in a business environment which is subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk, market risk, credit risk and legal and regulatory changes. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes that lessen these incentives are likely to negatively impact the demand for these products. The demand for life insurance products that are used to address a customer’s estate planning needs may be impacted to the extent any legislative changes occur to the current estate tax laws.

Statement of Statutory Accounting Principles No. 32 - "Preferred Stock" (SSAP No. 32R)

In July 2020, the NAIC issued SSAP No. 32R which incorporates revisions to the definitions, measurement guidance and impairment guidance for preferred stock pursuant to the investment classification project. SSAP No. 32R is effective as of January 1, 2021 and there was no impact to the Company with the adoption of this guidance.

Statement of Statutory Accounting Principles No. 106 - "Affordable Care Act Section 9010 Assessment" (SSAP No. 106)

In July 2020, the NAIC superseded SSAP No. 106 and nullified INT 18-02: Affordable Care Act (ACA) Section 9010 Assessment Moratoriums due to the repeal of the Section 9010 assessment by H.R. 1685 (Public Law No. 116-94). This action is effective as of January 1, 2021.

Change in Valuation Basis

The Company reported a change in valuation basis in 2020, which impacted variable annuity reserves for contracts written from 1981 to 2019 under the revisions to the Commissioners Annuity Reserve Valuation Method (CARVM) adopted in Valuation Manual Requirements for Principle-Based Reserves for Variable Annuities (VM-21). The Company elected not to phase-in the change in reserve valuation basis and recognized the full amount in unassigned funds of $5,820 for the year ended December 31, 2020.

Accounting Changes

Interpretation No. 20-03, Troubled Debt Restructuring Due to COVID-19, which clarifies that a modification of mortgage loan or bank loan terms in response to COVID-19 shall follow the provisions detailed in the April 7, 2020 “Interagency Statement on Loan Modifications and reporting for Financial Institutions Working with Customers Affected by the Coronavirus”, the Coronavirus Aid Relief, and Economic Security Act ("CARES Act"), and the Consolidated Appropriations Act, 2021 in determining whether a modification shall be reported as a troubled debt restructuring within SSAP No. 36, Troubled Debt Restructuring (SSAP 36). This guidance is only applicable for the period beginning on March 1, 2020 and ending on the earlier of January 1, 2022, or the date that is 60 days after the date on which the national emergency concerning COVID-19 terminates. The Company has elected the option under this guidance not to account for or report qualifying concessions as troubled debt restructurings and does not classify such mortgage loans as either past due or nonaccrual during the payment deferral period. For some residential mortgage loan borrowers, the Company granted concessions which were primarily three to six month interest and principal payment deferrals. Deferred residential mortgage loan interest and principal payments were $9 and $226 at December 31, 2021 and 2020, respectively. For some commercial mortgage loan borrowers (principally in the retail and hotel sectors), the Company granted concessions which were primarily principal payment deferrals generally ranging from three to six months and, to a much lesser extent, up to 24 months. Deferred commercial mortgage loan interest and principal payments were $0 and $3,018 at December 31, 2021 and 2020, respectively.

NOTE 2 - BUSINESS COMBINATIONS AND GOODWILL

Statutory Purchase Method

Effective September 30, 2021, the Company acquired 100% of BlueStar Retirement Services, Inc., a Florida third party administrator of retirement plans. In a concurrent transaction, BlueStar Retirement Services, Inc. was converted to a limited liability company.

Effective April 30, 2020, the Company acquired 100% of Select Benefits Group, Inc. dba Dental Select, a Utah third party administrator of dental and vision insurance products. In a concurrent transaction, Select Benefits Group, Inc. was converted to a limited liability company.

The transactions were accounted for as a statutory purchases and reflect the following:

2021
Purchased entity	Acquisition date	Cost of acquired entity	Original amount of goodwill	Original amount of admitted goodwill	Admitted goodwill as of the reporting date	Amount of goodwill amortized during the reporting period	Book Value of SCA	Admitted goodwill as a % of SCA BACV, gross of admitted goodwill
BlueStar Retirement Services, LLC	September 30, 2021	$34,858	$31,756	$31,756	$30,963	$794	$34,343	90.2%
Select Benefits Group, LLC dba Dental Select	April 30, 2020	$92,609	$88,292	$88,292	$73,577	$8,829	$79,091	93.0%
Total	XXX	$127,467	$120,048	$120,048	$104,540	$9,623	$113,434	XXX%

Statutory Merger

Effective September 30, 2021, Griffin Realty, LLC, a wholly owned subsidiary, was dissolved per the statutory merger method. The Company recorded a realized loss of $17,759 in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.

Effective March 31, 2020, Calvert Investments, Inc., a wholly owned subsidiary, was dissolved per the statutory merger method with its net assets of $13,023 distributed to the Company. The Company recorded a realized gain of $2,994 in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis as a result of this transaction. No additional shares of the Company were issued.

Subcomponents and Calculation of Adjusted Surplus and Total Admitted Goodwill

December 31, 2021
	Calculation of Limitation Using Prior Quarter Numbers	Current Reporting Period
Capital & Surplus	$1,885,626	XXX
Less:
Admitted Positive Goodwill	107,580	XXX
Admitted EDP Equipment & Operating System Software	1,715	XXX
Admitted Net Deferred Taxes	90,846	XXX
Adjusted Capital and Surplus	1,685,486
Limitation on amount of goodwill (adjusted capital and surplus times 10%
goodwill limitation)	168,549
Current period reported Admitted Goodwill	XXX	104,540
Current Period Admitted Goodwill as a % of prior period Adjusted
Capital and Surplus	XXX	6%

NOTE 3 - INVESTMENTS

Bonds

The cost or amortized cost and estimated fair value of bonds by type are summarized as follows:

December 31, 2021
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government	$135,288	$5,723	$(1,566)	$139,445
All other governments	2,113	249	—	2,362
Special revenue and special assessment obligations and
all non-guaranteed obligations of agencies and authorities
of governments and their political subdivisions	248,678	14,421	(1,412)	261,687
Hybrid securities	10,044	2,980	(722)	12,302
Industrial and miscellaneous (unaffiliated)	9,935,115	787,565	(45,671)	10,677,009
Total bonds	$10,331,238	$810,938	$(49,371)	$11,092,805

December 31, 2020
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government	$115,594	$10,701	$—	$126,295
All other governments	2,168	354	—	2,522
Special revenue and special assessment obligations and
all non-guaranteed obligations of agencies and authorities
of governments and their political subdivisions	265,949	23,558	(2)	289,505
Hybrid securities	10,008	2,257	(1,117)	11,148
Industrial and miscellaneous (unaffiliated)	9,244,705	1,081,266	(31,958)	10,294,013
Total bonds	$9,638,424	$1,118,136	$(33,077)	$10,723,483

At December 31, 2021 and 2020, the amortized cost of bonds was reduced by $382 and increased by $230, respectively, of cumulative fair value adjustments on ETF mutual fund bonds and bonds rated NAIC 6 to derive the carrying amounts of bonds in the Balance Sheets - Statutory Basis of $10,330,856 and $9,638,654, respectively.

The cost or amortized cost and estimated fair value of bonds at December 31, 2021 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or Amortized Cost	Fair Value
Due in one year or less	$251,305	$254,755
Due after one year through five years	1,818,457	1,928,422
Due after five years through ten years	2,369,850	2,500,585
Due after ten years	5,747,195	6,251,971
Bonds with multiple repayment dates	144,431	157,072
Total bonds	$10,331,238	$11,092,805

Proceeds from the sales of bonds were $297,045, $466,268, and $443,120 for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 3 - INVESTMENTS, (continued)

Realized capital gains (losses) are as follows:

	Years Ended December 31
	2021	2020	2019
Bonds:
Gross realized capital gains on sales	$10,740	$21,299	$5,693
Gross realized capital losses on sales	(1,350)	(7,164)	(5,945)
Net realized capital gains (losses) on sales	9,390	14,135	(252)
Other, including impairments and net gain on dispositions other than sales	198	(4,018)	(2,116)
Total bonds	9,588	10,117	(2,368)
Preferred stocks	2,050	(6)	156
Common stocks	361	15,400	21,698
Mortgage loans	424	93	246
Real estate	4,501	(1)	592
Other investments	9,696	12,463	15,898
Realized capital gains before federal income taxes and transfer to IMR	26,620	38,066	36,222
Realized capital gains transferred to IMR	12,980	18,132	3,819
Federal income tax expense	6,594	3,557	10,999
Net realized capital gains	$7,046	$16,377	$21,404

The Company has entered into an agreement with the FHLB of Topeka to enhance investment yields through investment spread strategies and to provide for liquidity needs, if a future need for immediate liquidity arises. The agreement provides for advances (lines of credit) up to $933,142 to the Company in return for the purchase of asset-based membership stock equal to 0.1% of assets, with a $500 maximum, plus an additional activity-based stock purchase equal to 4.5% of the advances less the amount of the asset-based membership stock held. As part of the agreement, $14,841 and $16,662 in stock was owned at December 31, 2021 and 2020, respectively. Excluding the funding agreements, the Company had no outstanding balance related to the line of credit at any time during 2021 and 2020.

The amount of FHLB capital stock held, in aggregate, and classified as of December 31 is as follows:

	General Account
	2021	2020
Membership stock - class A	$305	$325
Membership stock - class B	14,200	14,961
Excess stock	336	1,376
Aggregate total	$14,841	$16,662
Actual or estimated borrowing capacity as determined by the insurer	$933,142	$807,377

As of December 31, 2021 and 2020, the Company did not have any FHLB membership stock, listed above, eligible for redemption.

As of December 31, 2021 and 2020, the Company had issued $500,000 of funding agreements with the FHLB. There is $1,270,608 and $1,087,735 of bonds and mortgage loans pledged as collateral at December 31, 2021 and 2020, respectively, as a result of these agreements. The assets and reserves related to the funding agreements are reported in the general account as the Company’s strategy is to increase investment income to the general account from the investment spread strategy. The related reserves are reported in deposit-type funds of $500,117 and $500,158 on the Balance Sheets – Statutory Basis as of December 31, 2021 and 2020, respectively.

NOTE 3 - INVESTMENTS, (continued)

The values of the bonds and mortgage loans pledged as collateral to the FHLB and the total aggregate borrowing by the Company as of December 31 is as follows:

	General Account
	2021	2020
Fair value	$1,331,349	$1,185,086
Carrying value	$1,270,608	$1,087,735
Aggregate total borrowing - funding agreements	$500,000	$500,000

The maximum amount of collateral pledged to the FHLB during December 31 is as follows:

	General Account
	2021	2020
Fair value	$1,413,492	$1,185,086
Carrying value	$1,334,970	$1,087,735
Amount borrowed at time of maximum collateral - funding agreements	$500,000	$500,000

The Company does not have any prepayment obligations related to the funding agreements.

Restricted Assets

A detailed summary of restricted assets (including pledged assets) primarily bonds, common stock, mortgage loans and cash at cost or amortized cost is as follows:

December 31, 2021
	Gross Restricted					Percentage
Restricted Asset Category	Total Current Year	Total Prior Year	Increase/ (Decrease)	Total Non-admitted Restricted	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
FHLB capital stock	$14,841	$16,662	$(1,821)	$—	$14,841	0.054%	0.054%
Bonds on deposit with states	134,407	133,105	1,302	—	134,407	0.487%	0.489%
Pledged collateral to FHLB
(including assets backing
funding agreements)	1,270,608	1,087,735	182,873	—	1,270,608	4.601%	4.621%
Pledged as collateral not
captured in other categories:
Derivatives	33,998	54,988	(20,990)	—	33,998	0.123%	0.124%
Other restricted assets:
Policy Loans reinsurance
assumed	117,034	125,736	(8,702)	—	117,034	0.424%	0.426%
Bonds and short-term
investments from
reinsurance assumed	1,104,770	1,116,592	(11,822)	—	1,104,770	4.000%	4.018%
Total restricted assets	$2,675,658	$2,534,818	$140,840	$—	$2,675,658	9.689%	9.732%

NOTE 3 - INVESTMENTS, (continued)

December 31, 2020
	Gross Restricted					Percentage
Restricted Asset Category	Total Current Year	Total Prior Year	Increase/ (Decrease)	Total Non-admitted Restricted	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
FHLB capital stock	$16,662	$16,662	$—	$—	$16,662	0.065%	0.065%
Bonds on deposit with states	133,105	132,873	232	—	133,105	0.515%	0.518%
Pledged collateral to FHLB
(including assets backing
funding agreements)	1,087,735	992,902	94,833	—	1,087,735	4.211%	4.233%
Pledged as collateral not
captured in other categories:
Derivatives	54,988	45,751	9,237	—	54,988	0.213%	0.214%
Other restricted assets:
Policy Loans reinsurance
assumed	125,736	137,280	(11,544)	—	125,736	0.487%	0.489%
Bonds and short-term
investments from
reinsurance assumed	1,116,592	1,136,548	(19,956)	—	1,116,592	4.323%	4.345%
Total restricted assets	$2,534,818	$2,462,016	$72,802	$—	$2,534,818	9.814%	9.864%

An aging of unrealized losses on the Company’s investments in bonds and unaffiliated stocks were as follows:

	December 31, 2021
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Bonds:
U.S. Governments	$48,288	$(1,565)	$188	$(1)	$48,476	$(1,566)
Special revenue and special assessment
obligations and all non-guaranteed
obligations of agencies and authorities
of governments and their political
subdivisions	48,493	(1,411)	69	(1)	48,562	(1,412)
Hybrid securities	—	—	6,386	(722)	6,386	(722)
Industrial and miscellaneous (unaffiliated)	4,252,007	(21,617)	719,636	(24,054)	4,971,643	(45,671)
Total bonds	4,348,788	(24,593)	726,279	(24,778)	5,075,067	(49,371)
Preferred stocks	3,119	(18)	6,674	(2)	9,793	(20)
Common stocks	119,328	(278)	10,658	(122)	129,986	(400)
Total	$4,471,235	$(24,889)	$743,611	$(24,902)	$5,214,846	$(49,791)

NOTE 3 - INVESTMENTS, (continued)

	December 31, 2020
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Bonds:
U.S. Governments	$—	$—	$—	$—	$—	$—
Special revenue and special assessment
obligations and all non-guaranteed
obligations of agencies and authorities
of governments and their political
subdivisions	28,295	(1)	16	(1)	28,311	(2)
Hybrid securities	—	—	5,990	(1,117)	5,990	(1,117)
Industrial and miscellaneous (unaffiliated)	4,189,584	(18,243)	449,305	(13,715)	4,638,889	(31,958)
Total bonds	4,217,879	(18,244)	455,311	(14,833)	4,673,190	(33,077)
Preferred stocks	—	—	5,771	(535)	5,771	(535)
Common stocks	121,643	(1,074)	10,097	(349)	131,740	(1,423)
Total	$4,339,522	$(19,318)	$471,179	$(15,717)	$4,810,701	$(35,035)

The unrealized losses related to bonds in 2021 and 2020 reported above were partially due to liquidity and credit-related considerations. The Company considers various factors when considering if a decline is other-than-temporary, including the length of time and size of the unrealized loss, deterioration in ratings, industry conditions or factors related to a geographic area that are negatively affecting a security, violation of loan covenants, overall financial condition of the issuer and the Company’s intention and ability to sell or hold the security until maturity or recovery. Upon review of these factors, the Company determined that such declines were temporary in nature. Therefore, the Company does not believe the unrealized losses on investments represent an other-than-temporary impairment as of December 31, 2021 and 2020.

The Company considers various factors when considering if a decline in the fair value of a common stock security is other-than-temporary, including but not limited to, the length of time and magnitude of the unrealized loss; the volatility of the investment; analyst recommendations and price targets; opinions of the Company’s investment managers; market liquidity; and the Company’s intentions to sell or ability to hold the investments until recovery. Based on an evaluation of these factors, the Company did not record any realized losses for other-than-temporary impairments on unaffiliated common stocks during 2021, 2020 and 2019.

The Company’s bond and short-term investment portfolios are predominantly comprised of investment grade securities. At December 31, 2021 and 2020, bonds at book/adjusted carrying value totaling $486,807 and $516,962, respectively, (4.6% and 5.3%, respectively, of the total bond and short-term portfolios) are considered below investment grade. Securities are classified as below investment grade by utilizing rating criteria established by the NAIC. During 2021, 2020 and 2019, the Company recorded realized losses for other-than-temporary impairments on bonds of $1,556, $6,584 and $3,798, respectively.

NOTE 3 - INVESTMENTS, (continued)

A summary of loan-backed and structured security investments with recognized other-than-temporary impairments in 2021 is as follows:

	Amortized Cost Before OTTI	OTTI Recognized in Loss
		Interest	Non-interest	Fair Value
March 31, 2021
Present value of cash flows	$—	$—	$—	$—
June 30, 2021
Present value of cash flows	$—	$—	$—	$—
September 30, 2021
Present value of cash flows	$429	$—	$276	$219
December 31, 2021
Present value of cash flows	$12,861	$—	$1,280	$11,497

A detail summary of the loan-backed and structured security investments with recognized other-than-temporary impairments listed above is as follows:

	December 31, 2021
CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized Other-than-Temporary Impairment	Amortized Cost after Other-than-Temporary Impairment	Fair Value at Time of OTTI
2254W0KM6	$429	$153	$276	$153	$219
59111RAA0	$5,661	$5,055	$606	$5,055	$5,039
75383HAA9	$7,200	$6,526	$675	$6,526	$6,458
Total	XXX	XXX	$1,557	XXX	XXX

A summary of loan-backed and structured security investments included in industrial and miscellaneous (unaffiliated) with unrealized losses for which an other-than-temporary impairment has not been recognized is as follows:

December 31, 2021
	Unrealized Less Than 12 Months			Unrealized 12 Months or More
	Amortized	Fair	Unrealized	Amortized	Fair	Unrealized
	Cost	Value	Losses	Cost	Value	Losses
Structured securities	$603,865	$596,545	$(7,320)	$142,691	$135,662	$(7,029)

December 31, 2020
	Unrealized Less Than 12 Months			Unrealized 12 Months or More
	Amortized	Fair	Unrealized	Amortized	Fair	Unrealized
	Cost	Value	Losses	Cost	Value	Losses
Structured securities	$372,165	$357,523	$(14,642)	$285,971	$274,935	$(11,036)

Mortgage Loans and Real Estate

For the commercial mortgage loans held by the Company, debt service coverage ratio (DSCR) is considered a key credit quality indicator for loans that are income dependent while loan to value and borrower financial strength are considered key credit quality indicators for borrower-occupied loans. Debt service coverage ratios compare a property’s net operating income to the borrower’s principal and interest payments. Loan to value and debt service coverage ratios are updated annually or as warranted by economic conditions or impairment considerations. Residential mortgage loans which are delinquent as to principal and interest 90 days or more are classified as nonperforming loans.

NOTE 3 - INVESTMENTS, (continued)

Debt service coverage ratios for income dependent mortgage loans are summarized as follows:

	December 31
	2021	2020
DSCR distribution
Below 1.0	$102,392	$38,706
1.0 - 1.2	195,258	170,232
1.2 - 1.8	979,953	975,980
Greater than 1.8	880,981	793,858
Total	$2,158,584	$1,978,776

Mortgage loans with a debt service coverage ratio below 1.0 that are not considered impaired primarily relate to instances where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable future, the decrease in cash flows is considered temporary, or there are other risk mitigating factors.

Loan to value for borrower-occupied commercial real estate mortgage loans is summarized as follows:

	December 31
	2021	2020
Loan to value
Below 60%	$18,898	$23,089
60-75%	2,642	382
Above 75%	1,054	2,357
Total	$22,594	$25,828

The key credit quality indicators for the residential mortgage loans are based on payment activity as follows:

	December 31, 2021
	Residential First Mortgages	Second Trusts	Total
Performing	$39,691	$1,959	$41,650
Non-performing	3,214	—	3,214
Total	$42,905	$1,959	$44,864

	December 31, 2020
	Residential First Mortgages	Second Trusts	Total
Performing	$84,743	$2,382	$87,125
Non-performing	2,629	92	2,721
Total	$87,372	$2,474	$89,846

NOTE 3 - INVESTMENTS, (continued)

An aging analysis of the loans held by the Company is summarized as follows:

	December 31, 2021
	Residential	Commercial	Total
Recorded investment (all)
Current	$40,489	$2,181,178	$2,221,667
30-59 days past due	920	—	920
60-89 days past due	241	—	241
90-179 days past due	1,520	—	1,520
180+ days past due	1,694	—	1,694
Accruing Interest 180+ Days Past Due
Recorded investment	—	—	—
Interest accrued	—	—	—
Participant or co-lender in a mortgage loan agreement
Recorded investment	—	1,782,659	1,782,659

	December 31, 2020
	Residential	Commercial	Total
Recorded investment (all)
Current	$84,685	$2,004,604	$2,089,289
30-59 days past due	1,960	—	1,960
60-89 days past due	480	—	480
90-179 days past due	564	—	564
180+ days past due	2,157	—	2,157
Accruing Interest 180+ Days Past Due
Recorded investment	—	—	—
Interest accrued	—	—	—
Participant or co-lender in a mortgage loan agreement
Recorded investment	22,092	1,584,297	1,606,389

At December 31, 2021, the average size of an individual commercial mortgage loan was $2,397. The average size of an individual residential mortgage loan was $225, excluding a loan held as a participant or co-lender in a mortgage agreement, as shown in the table above. For commercial mortgage loans, the Company’s policy is to obtain a first mortgage lien and to require a loan to value ratio of 75% or less at acquisition. The Company's policy for commercial loans is to recognize due and accrued interest income on impaired loans if deemed collectible. However, the due and accrued interest income deemed collectible on impaired loans over 180 days past due is non-admitted. For residential loans, the Company recognizes due and accrued interest income on impaired loans if under 90 days delinquent. Loans 90 days past due or greater will be placed on non-accrual status and all previously accrued interest will be reversed.

The Company had mortgage reserves (the mortgage component of the AVR) of $18,385 and $17,001 at December 31, 2021 and 2020, respectively. As of December 31, 2021, the maximum and minimum rates of interest in the Company’s mortgage loan portfolio were 7.55% and 2.85% for commercial mortgage loans and 9.63% and 2.00% for residential mortgage loans.

In 2021 and 2020, the Company issued 109 and 92, respectively, new commercial mortgage loans at the maximum and minimum rates of interest of 5.50% and 6.50%, respectively, and 2.85% and 3.20%, respectively, totaling $406,233 and $256,815, respectively. The Company did not acquire any new residential mortgage loans in 2021 and 2020.

At December 31, 2021 and 2020, the Company held no mortgage loans that were converted to loans that require payments of principal or interest be made based upon the cash flows generated by the property serving as collateral for the loans or that have a diminutive payment requirement.

Commercial and residential mortgage loans are evaluated individually for impairment. The Company had no impairments for commercial mortgage loans during 2021, 2020 and 2019. Impairments for residential mortgage loans were $12, $2 and $51 during 2021, 2020 and 2019, respectively.

NOTE 3 - INVESTMENTS, (continued)

The Company had no investment in impaired loans with credit losses as of December 31, 2021 and 2020. The investment in impaired loans without credit losses are as follows:

	December 31, 2021
	Residential	Total
No allowance for credit losses	$34,854	$34,854

	December 31, 2020
	Residential	Total
No allowance for credit losses	$53,633	$53,633

A summary of information pertaining to impaired loans is as follows:

	December 31, 2021
	Residential	Commercial	Total
Average recorded investment	$43,065	$—	$43,065
Interest income recognized	1,674	—	1,674
Recorded investments on nonaccrual status	3,214	—	3,214
Amount of interest income recognized using the cash basis method
of accounting	1,688	—	1,688

	December 31, 2020
	Residential	Commercial	Total
Average recorded investment	$64,336	$—	$64,336
Interest income recognized	2,645	144	2,789
Recorded investments on nonaccrual status	2,721	—	2,721
Amount of interest income recognized using the cash basis method
of accounting	2,654	—	2,654

The mortgage loans derecognized as a result of foreclosure is as follows:

	December 31
	2021	2020
Aggregate amount of mortgage loans derecognized	$153	$—
Real estate collateral recognized	155	—

A summary of information pertaining to real estate sales is as follows:

	December 31, 2021
	Commercial	Total
Number of sales	1	1
Gain recognized	$4,501	$4,501

	December 31, 2020
	Commercial	Total
Number of sales	1	1
Loss recognized	$(1)	$(1)

NOTE 3 - INVESTMENTS, (continued)

The gains (losses) recorded on sales are recognized in net realized capital gains (losses) on the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.

One residential real estate property with a recorded value of $155 was classified as held for sale for the year ended December 31, 2021. There were no residential real estate properties classified as held for sale for the year ended December 31, 2020. There were no commercial real estate properties classified as held for sale for the years ended December 31, 2021 and 2020, respectively.

Residential real estate is acquired through the foreclosure of residential mortgage loans. The Company’s intent is to dispose of all acquired residential real estate by sale as soon as economically feasible, which is typically within one year from acquisition.

Commercial real estate was either sold or classified as held for sale based on the Company’s intent to dispose of certain property via sale. Sales are usually within one year, based on economic factors, but may be extended per other executed agreements.

The Company recognizes real estate property impairments as other-than-temporary and records them as realized losses. The Company had no real estate impairments for the year ended December 31, 2021 and 2020.

Fair value for impaired commercial real estate and residential real estate was determined by valuations based on internal and/or external appraisals. The real estate impairment losses due to decreases in property value are recognized in net realized capital gains (losses) on the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.

Troubled Debt Restructuring

A summary of information pertaining to mortgage loans with restructured terms is as follows:

	December 31, 2021
	Residential	Commercial	Total
Number of loans	138	—	138
Carry value	$33,089	$—	$33,089
Interest income	$1,645	$—	$1,645

	December 31, 2020
	Residential	Commercial	Total
Number of loans	204	—	204
Carry value	$51,249	$—	$51,249
Interest income	$2,589	$—	$2,589

The Company incurred no amount of commitments to lend additional funds to debtors owing receivables whose terms have been modified in troubled debt restructuring. The Company’s income recognition policy for interest income on an impaired loan is the cash basis/cost recovery method. There were zero short sales on residential mortgage loans in 2021 and one in 2020.

NOTE 3 - INVESTMENTS, (continued)

Low-Income Housing Tax Credit Investments

The Company has up to 12 remaining years of unexpired tax credits and is required to hold these investments for up to 16 years. During 2021 and 2020, the Company recognized $5,855 and $4,533, respectively, of low income housing tax credits (LIHTC) and other tax benefits. The Company’s investment in LIHTC recognized in the Balance Sheets - Statutory Basis in other investments was $60,023 and $66,272 and in other liabilities was $24,039 and $32,681 for the years ended December 31, 2021 and 2020, respectively. The Company has made unconditional commitments to provide additional capital contributions in low income housing partnerships of $8,757, $7,521, $6,571, in 2022, 2023 and 2024, respectively, and $1,190 thereafter. No property is currently subject to any regulatory review. The Company had no investment in LIHTC that exceeded 10% of its admitted assets. The Company recognized no impairment losses related to LIHTC during December 31, 2021 and 2020. The Company recognized no write-down or reclassification resulting from the forfeiture or ineligibility of tax credits during December 31, 2021 and 2020.

Offsetting and Netting of Assets and Liabilities

Call options and foreign currency swaps that qualified for offsetting and netting are as follows:

	December 31, 2021			December 31, 2020
	Gross Amount Recognized	Amount Offset	Net Amount Presented on Financial Statements	Gross Amount Recognized	Amount Offset	Net Amount Presented on Financial Statements
Assets:
Derivatives - call options	$149,826	$86,692	$63,134	$167,601	$106,748	$60,853
Derivatives - foreign
currency swaps	1,057	434	623	—	—	—

Liabilities:
Derivatives - call options	$86,692	$86,692	$—	$106,748	$106,748	$—
Derivatives - foreign
currency swaps	661	434	227	551	—	551

At December 31, 2021 and 2020, the net asset amount of $63,757 and $60,853, respectively, was recorded in other investments and the net liability amount of $227 and $551, respectively, was recorded in other liabilities on the Balance Sheets – Statutory Basis.

NOTE 3 - INVESTMENTS, (continued)

Net Investment Income

Major categories of net investment income by class of investment are summarized below.

	Years Ended December 31
	2021	2020	2019
Income:
Bonds	$400,928	$388,691	$385,443
Preferred stocks	528	484	369
Common stocks	7,905	5,724	13,060
Mortgage loans	107,955	103,789	103,311
Real estate1	15,187	15,209	17,132
Loans on insurance contracts	30,169	28,114	32,546
Short-term investments	73	1,680	4,756
Derivatives	13,627	33,294	2,816
Other investments	84,268	36,121	32,445
Amortization of interest maintenance reserve	9,487	8,861	8,581
Gross investment income	670,127	621,967	600,459
Total investment expenses	55,131	47,339	58,954
Net investment income	$614,996	$574,628	$541,505

1Includes amounts for the occupancy of company-owned property of $8,541, $8,999 and $9,106 in 2021, 2020, and 2019, respectively.

The Company had securities sold, redeemed or otherwise disposed of as a result of a callable feature (including make whole call provisions) during 2021 and 2020, of which the total number of CUSIPs sold, disposed or otherwise redeemed was 110 and 83, respectively, and the aggregate amount of investment income generated as a result of a prepayment penalty and/or acceleration fee was $21,393 and $9,756, respectively.

Fair Value Measurements

Included in various investment related lines in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stocks when carried at the lower of cost or market. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by Fair Value Measurements as defined under NAIC SAP. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

NOTE 3 - INVESTMENTS, (continued)

Level 1 – Values are unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 – Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads and yield curves.

Level 3 – Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset at the reporting date.

Net asset value (NAV) – Separate account assets are measured at fair value using the NAV per share (or its equivalent) practical expedient and have not been classified in the fair value hierarchy.

The following tables provide information about the Company’s financial assets and liabilities measured and reported at fair value or NAV:

	December 31, 2021
	Level 1	Level 2	Level 3	Net Asset Value	Total
Assets at fair value/net asset value
Bonds
Industrial and miscellaneous (unaffiliated)	$—	$—	$17	$—	$17
Total bonds	—	—	17	—	17
Common stock
Industrial and miscellaneous (unaffiliated)	452,545	—	—	—	452,545
Total common stocks	452,545	—	—	—	452,545
Other investments	27,628	—	—	—	27,628
Derivative assets
Exchange traded index call options	163,887	—	—	—	163,887
Over the counter index call options	—	63,134	—	—	63,134
Foreign currency swaps	—	460	—	—	460
Total other investments	191,515	63,594	—	—	255,109
Separate account assets	—	—	—	11,996,727	11,996,727
Total assets at fair value/net asset value	$644,060	$63,594	$17	$11,996,727	$12,704,398

Liabilities at fair value
Derivative liabilities
Exchange traded index call options (written)	$116,099	$—	$—	$—	$116,099
Foreign currency swaps	—	227	—	—	227
Total liabilities at fair value	$116,099	$227	$—	$—	$116,326

NOTE 3 - INVESTMENTS, (continued)

	December 31, 2020
	Level 1	Level 2	Level 3	Net Asset Value	Total
Assets at fair value/net asset value
Bonds
Industrial and miscellaneous (unaffiliated)	$—	$1,486	$83	$—	$1,569
Total bonds	—	1,486	83	—	1,569
Common stock
Industrial and miscellaneous (unaffiliated)	373,408	—	—	—	373,408
Total common stocks	373,408	—	—	—	373,408
Other investments	24,207	—	—	—	24,207
Derivative assets
Exchange traded index call options	256,300	—	—	—	256,300
Over the counter index call options	—	60,853	—	—	60,853
Foreign currency swaps	—	—	—	—	—
Total other investments	280,507	60,853	—	—	341,360
Separate account assets	—	—	—	11,041,001	11,041,001
Total assets at fair value/net asset value	$653,915	$62,339	$83	$11,041,001	$11,757,338

Liabilities at fair value
Derivative liabilities
Exchange traded index call options (written)	$205,572	$—	$—	$—	$205,572
Foreign currency swaps	—	551	—	—	551
Total liabilities at fair value	$205,572	$551	$—	$—	$206,123

The valuation techniques used to measure the fair values by type of investment in the above table are as follows:

Level 1 – Financial Assets and Liabilities

These assets and liabilities include actively-traded exchange-listed common stocks, mutual funds, exchange traded call and put options and exchange traded call and put options (written). Unadjusted quoted prices for these securities are provided to the Company by independent pricing services. Derivative asset and liability valuations are based on quoted prices in active markets for identical securities. Exchange traded call options and equity put options and written exchange traded call options and written equity put options are classified as Level 1.

Level 2 – Financial Assets

The Company's Level 2 assets includes bonds, OTC index call options and foreign currency swaps. Prices are based on other observable inputs, including quoted prices for similar assets/liabilities. The Company used broker quotes which are corroborated to the market for the monthly valuation of the index call options and foreign currency swaps. For the index call options, the broker quotes use the S&P Dividend Yield and Implied Volatility inputs in the Black Scholes Model that is tailored to the remaining term of each call option. For the foreign currency swaps, the broker quotes use models that rely on inputs such as basis curves and currency spot rates that are observable for substantially the full term of the contract. In addition, the Company corroborates the broker quotes to Bloomberg and to actual trades.

Level 3 - Financial Assets

The Company classified asset-backed securities and residential mortgage-backed securities carried at fair value due to NAIC 6 ratings in Level 3 at December 31, 2021 and 2020. The primary inputs to valuation include reported trades, bids, benchmark yields, credit spreads, estimated cash flows, prepayment speeds, and collateral performance. Collateral performance is analyzed for each security and includes delinquency rates, loss severity rates and prepayment speeds. These securities were classified in Level 3 due to the price being based on uncorroborated broker quotes, unobservable market inputs or internal valuations.

NOTE 3 - INVESTMENTS, (continued)

NAV - Financial Assets

Separate account assets represent NAVs as a practical expedient received from fund managers who stand ready to transact at the quoted values. The funds in the separate account assets are considered open-end mutual funds, meaning that the fund is ready to redeem its shares at any time and offers its shares for sale to the public, either through retail outlets or through institutional investors continuously. For institutional funds, NAVs are received daily from fund managers, and the managers stand ready to transact at these quoted amounts. The Company, on behalf of the contract holders, transacts in these funds on a daily basis as part of the separate account trading activity. There are no unfunded commitments in the separate account assets.

The following tables summarize changes to our financial instruments for the years ended December 31, 2021 and 2020 carried at fair value for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements:

	Beginning balance at 1/1/2021	Transfers into Level 3	Transfer out of Level 3	Total gains and (losses) included in net income	Total gains and (losses) included in surplus	Sales	Settlements	Ending balance at 12/31/2021
Assets:
Bonds
Industrial and miscellaneous (unaffiliated)	$83	$12	$—	$(3)	$5	$(80)	$—	$17
Total assets	$83	$12	$—	$(3)	$5	$(80)	$—	$17

	Beginning balance at 1/1/2020	Transfers into Level 3	Transfer out of Level 3	Total gains and (losses) included in net income	Total gains and (losses) included in surplus	Sales	Settlements	Ending balance at 12/31/2020
Assets:
Bonds
Industrial and miscellaneous (unaffiliated)	$85	$—	$—	$—	$1	$—	$(3)	$83
Total assets	$85	$—	$—	$—	$1	$—	$(3)	$83

Transfers in and out of Level 3, during 2021 and 2020, included securities measured at lower of cost or fair value.

The following table presents information about significant unobservable inputs used in Level 3 assets measured at fair value:

December 31, 2021
Assets accounted for		Predominant	Significant	Range of Values	Impact of Increase
at Fair Value		Valuation	Unobservable	- Unobservable Inputs	in Input on
on a recurring basis	Fair Value	Method	Input	(Weighted Average) ¹	Fair Value ²
Asset-backed securities 3	$16	Vendor price	Price	36 - 36 (36)	Increase
Residential mortgage-backed securities 4	$1	Discounted Cash Flows	Constant prepayment rate	7% - 7% (7%)	Decrease
			Constant default rate	0% - 0% (0%)	Decrease
			Loss severity	27% - 27% (27%)	Decrease

¹ The weighted average is determined based on the fair value of the securities.

² Conversely, the impact of a decrease in input would have the opposite impact to the fair value as that presented in the table above.

³    Primarily collateralized by home equity.

4 Primarily subordinated tranches of non-agency residential mortgage-backed securities

NOTE 3 - INVESTMENTS, (continued)

December 31, 2020
Assets accounted for		Predominant	Significant	Range of Values	Impact of Increase
at Fair Value		Valuation	Unobservable	- Unobservable Inputs	in Input on
on a recurring basis	Fair Value	Method	Input	(Weighted Average) ¹	Fair Value ²
Asset-backed securities 3	$83	Vendor price	Price	70 - 70 (70)	Increase

¹ The weighted average is determined based on the fair value of the securities.

² Conversely, the impact of a decrease in input would have the opposite impact to the fair value as that presented in the table above.

³    Primarily collateralized by home equity.

The tables below reflect the fair values or NAV and book/adjusted carrying values of all admitted assets and liabilities that are financial instruments excluding those accounted for under the equity method. The Company had no financial instruments that were not practicable to calculate fair value. The Company had no investments measured using NAV instead of fair value in which the investment may be sold below NAV or significant restrictions in the liquidation of the investment held at NAV. The fair values are also categorized into the three-level fair value hierarchy as described previously:

December 31, 2021
	Fair Value	Book/Adjusted Carrying Value	Level 1	Level 2	Level 3	Net Asset Value
Assets:
Bonds	$11,092,805	$10,330,856	$—	$8,119,665	$2,973,140	$—
Preferred stocks	11,325	10,273	—	11,325	—	—
Common stocks	467,386	467,386	452,545	14,841	—	—
Mortgage loans	2,338,215	2,226,042	—	—	2,338,215	—
Cash, cash equivalents and short-term
investments	186,574	186,574	186,574	—	—	—
Loans on insurance contracts	693,190	545,818	—	—	693,190	—
Other investments	405,729	391,433	192,652	142,081	70,996	—
Investment income due and accrued	118,569	118,569	118,569	—	—	—
Separate account assets	—	11,996,727	—	—	—	11,996,727
Total financial assets	$15,313,793	$26,273,678	$950,340	$8,287,912	$6,075,541	$11,996,727

Liabilities:
Deposit-type funds	$990,510	$990,510	$—	$—	$990,510	$—
Borrowings	3,840	3,989	—	—	3,840	—
Derivative liabilities	116,326	116,326	116,099	227	—	—
Separate account liabilities	—	11,996,727	—	—	—	11,996,727
Total financial liabilities	$1,110,676	$13,107,552	$116,099	$227	$994,350	$11,996,727

NOTE 3 - INVESTMENTS, (continued)

December 31, 2020
	Fair Value	Book/Adjusted Carrying Value	Level 1	Level 2	Level 3	Net Asset Value
Assets:
Bonds	$10,723,483	$9,638,654	$—	$7,467,161	$3,256,322	$—
Preferred stocks	13,160	12,177	—	13,160	—	—
Common stocks	390,070	390,070	373,408	16,662	—	—
Mortgage loans	2,250,727	2,094,450	—	—	2,250,727	—
Cash, cash equivalents and short-term
investments	370,839	370,839	370,839	—	—	—
Loans on insurance contracts	687,007	539,975	—	—	687,007	—
Other investments	501,978	485,923	283,477	140,563	77,938	—
Investment income due and accrued	113,867	113,867	113,867	—	—	—
Separate account assets	—	11,041,001	—	—	—	11,041,001
Total financial assets	$15,051,131	$24,686,956	$1,141,591	$7,637,546	$6,271,994	$11,041,001

Liabilities:
Deposit-type funds	$1,001,005	$1,000,269	$—	$—	$1,001,005	$—
Borrowings	3,865	3,733	—	—	3,865	—
Derivative liabilities	206,123	206,123	205,572	551	—	—
Separate account liabilities	—	11,041,001	—	—	—	11,041,001
Total financial liabilities	$1,210,993	$12,251,126	$205,572	$551	$1,004,870	$11,041,001

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Bonds and preferred stocks: For bonds and preferred stocks not actively traded, fair values are estimated using values obtained from independent pricing services or internally derived based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair values of loan-backed and structured securities are estimated using values obtained from independent pricing services or internally derived based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Bonds and preferred stocks priced based on observable market information are assigned to Level 2. Bonds priced based on uncorroborated broker quotes, unobservable market inputs or internal valuations are assigned to Level 3.

Common stocks: For publicly traded securities and mutual funds, fair value is obtained from independent pricing services or fund managers and are assigned to Level 1 as the fair values are based on quoted prices in active markets for identical securities. For stock in FHLB carrying amount approximates fair value and as such is assigned to Level 2. Stocks in affiliates carried on the equity method are not included as part of the fair value disclosure.

Mortgage loans: The fair value of commercial mortgage loans is primarily determined by estimating expected future cash flows and discounting the cash flows using current interest rates for similar mortgage loans with similar credit risk. The fair value of residential mortgage loans is determined by the Yield-Based or Price-Based approach. The Yield-Based approach, applied to performing and sub-performing loans, estimates fair value by first modeling contractual cash flows and then discounting the cash flows at an appropriate discount rate that incorporates an appropriate base rate (e.g., Treasury) to which a risk premium (spread) is added. The Price-Based approach, applied to non-performing loans (greater than 90 days past due) along with certain sub-performing loans, utilizes a direct estimate of a loan’s net present value or dollar price, largely based on underlying collateral values.

Cash, cash equivalents and short-term investments, and investment income due and accrued: The carrying amounts for these instruments approximate their fair values due to the short maturity of these investments.

NOTE 3 - INVESTMENTS, (continued)

Other investments and derivative liabilities: Public equity securities are classified as Level 1 securities as the fair values are based on quoted prices in active markets. Exchange traded call and put options and exchange traded call and put options (written) are classified as Level 1 since the valuations are based on quoted prices in active markets for identical securities. U.S. government agency securities are classified as Level 2 as the prices are based on observable market data. OTC index call options where the primary inputs to valuations include broker quotes that utilize inputs tailored to the remaining term of each call option and are assigned to Level 2. Foreign currency swaps are classified as Level 2 as the valuation is based on models that rely on inputs such as basis curves and currency spot rates that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment. The fair value for other investments assigned to Level 3 are based on quoted market prices where trading activity is not available to corroborate or internally derived based on expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Other investments carried on the equity method are not included as part of the fair value disclosure.

Loans on insurance contracts: The fair values for loans on insurance contracts are estimated using discounted cash flow analysis at interest rates currently offered for similar loans. Loans on insurance contracts with similar characteristics are aggregated for purposes of the calculations.

Deposit-type funds: Deposit-type funds are valued using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Borrowings: The fair value of borrowed money is estimated using discounted cash flow calculations based on current interest rates consistent with the maturity of the obligation.

Separate account assets and liabilities: Separate account assets represent NAV as a practical expedient received from fund managers who stand ready to transact at the quoted values. Separate account liabilities are carried at the value of the underlying assets.

NOTE 4 - INCOME TAXES

The application of NAIC SAP requires a company to evaluate the recoverability of gross deferred tax assets and to establish a valuation allowance if necessary to reduce the gross deferred tax asset to an amount which is more likely than not to be realized (adjusted gross deferred tax asset). Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) the timing of their reversals; (4) taxable capital gains in prior carry back years as well as projected taxable earnings exclusive of reversing temporary differences and carry forwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the deferred tax assets; and (7) tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused.

Based on an evaluation of the above factors, management believes it more likely than not that the adjusted gross deferred tax assets will be realized.

The components of the net deferred tax asset/(liability) as of December 31, 2021 are as follows:

	Ordinary	Capital	Total
Gross deferred tax assets	$248,631	$2,861	$251,492
Statutory valuation allowance adjustment	—	—	—
Adjusted gross deferred tax assets	248,631	2,861	251,492
Deferred tax assets non-admitted	44,951	—	44,951
Subtotal net admitted deferred tax assets	203,680	2,861	206,541
Deferred tax liabilities	41,680	76,517	118,197
Net admitted deferred tax assets/(net deferred tax liability)	$162,000	$(73,656)	$88,344

NOTE 4 - INCOME TAXES, (continued)

The amount of admitted adjusted gross deferred tax assets under each component of NAIC SAP as of December 31, 2021 is:

	Ordinary	Capital	Total
Admission calculation components - NAIC SAP
Federal income taxes paid in prior years recoverable through
loss carrybacks	$—	$—	$—
Adjusted gross deferred tax assets expected to be realized
(excluding the amount of deferred tax assets from above)
after application of the threshold limitation	$88,344	$—	$88,344
Adjusted gross deferred tax assets expected to be
realized following the balance sheet date	$88,344	$—	$88,344
Adjusted gross deferred tax assets allowed per
limitation threshold	xxx	xxx	$283,023
Adjusted gross deferred tax assets offset by gross deferred
tax liabilities	$115,336	$2,861	$118,197
Deferred tax assets admitted as the result of application
of NAIC SAP	$203,680	$2,861	$206,541

The components of the net deferred tax asset/(liability) as of December 31, 2020 are as follows:

	Ordinary	Capital	Total
Gross deferred tax assets	$234,307	$3,851	$238,158
Statutory valuation allowance adjustment	—	—	—
Adjusted gross deferred tax assets	234,307	3,851	238,158
Deferred tax assets non-admitted	64,592	—	64,592
Subtotal net admitted deferred tax assets	169,715	3,851	173,566
Deferred tax liabilities	44,613	46,341	90,954
Net admitted deferred tax assets/(net deferred tax liability)	$125,102	$(42,490)	$82,612

The amount of admitted adjusted gross deferred tax assets under each component of NAIC SAP as of December 31, 2020 is:

	Ordinary	Capital	Total
Admission calculation components - NAIC SAP
Federal income taxes paid in prior years recoverable through
loss carrybacks	$—	$—	$—
Adjusted gross deferred tax assets expected to be realized
(excluding the amount of deferred tax assets from above)
after application of the threshold limitation	$82,612	$—	$82,612
Adjusted gross deferred tax assets expected to be
realized following the balance sheet date	$82,612	$—	$82,612
Adjusted gross deferred tax assets allowed per
limitation threshold	xxx	xxx	$249,849
Adjusted gross deferred tax assets offset by gross deferred
tax liabilities	$87,103	$3,851	$90,954
Deferred tax assets admitted as the result of application
of NAIC SAP	$169,715	$3,851	$173,566

NOTE 4 - INCOME TAXES, (continued)

The changes in the components of the net deferred tax asset/(liability) from December 31, 2020 to December 31, 2021 are as follows:

	Ordinary	Capital	Total
Gross deferred tax assets	$14,324	$(990)	$13,334
Statutory valuation allowance adjustment	—	—	—
Adjusted gross deferred tax assets	14,324	(990)	13,334
Deferred tax assets non-admitted	(19,641)	—	(19,641)
Subtotal net admitted deferred tax assets	33,965	(990)	32,975
Deferred tax liabilities	(2,933)	30,176	27,243
Net admitted deferred tax assets/(net deferred tax liability)	$36,898	$(31,166)	$5,732

	Ordinary	Capital	Total
Admission calculation components - NAIC SAP
Federal income taxes paid in prior years recoverable through
loss carrybacks	$—	$—	$—
Adjusted gross deferred tax assets expected to be realized
(excluding the amount of deferred tax assets from above)
after application of the threshold limitation	5,732	—	5,732
Adjusted gross deferred tax assets expected to be
realized following the balance sheet date	5,732	—	5,732
Adjusted gross deferred tax assets allowed per
limitation threshold	xxx	xxx	33,174
Adjusted gross deferred tax assets offset by gross deferred
tax liabilities	28,233	(990)	27,243
Deferred tax assets admitted as the result of application
of NAIC SAP	$33,965	$(990)	$32,975

The Company does not carry any deferred tax liabilities on unrealized capital gains related to investments in affiliates.

The Company used the following amounts in determining the DTA admissibility:

	2021	2020
Ratio percentage used to determine recovery period and
threshold limitation above	914%	1,013%
Amount of adjusted capital and surplus used to determine
recovery period and threshold limitation above	$1,886,819	$1,665,660

There were no tax planning strategies utilized as of December 31, 2021 or 2020.

NOTE 4 - INCOME TAXES, (continued)

The provision for incurred federal income taxes on earnings are:

	Years ended December 31
	2021	2020	2019
Federal	$17,359	$19,600	$31,941
Federal income tax on net capital gains	9,319	7,365	11,801
Federal income tax incurred	$26,678	$26,965	$43,742

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31			Change	Change
	2021	2020	2019	from 2020	from 2019
Deferred tax assets:
Ordinary
Discounting of unpaid losses	$172	$167	$136	$5	$31
Unearned premium reserve	515	430	389	85	41
Policyholder reserves	93,859	89,735	80,590	4,124	9,145
Investments	10,124	7,521	57	2,603	7,464
Deferred acquisition costs	75,319	70,032	67,107	5,287	2,925
Policyholder dividends accrual	1,328	1,548	1,806	(220)	(258)
Fixed assets	1	5	85	(4)	(80)
Compensation and benefits accrual	30,390	29,239	27,200	1,151	2,039
Receivables - non-admitted	16,556	14,571	13,549	1,985	1,022
Net operating loss carry-forward	260	277	294	(17)	(17)
Coinsurance/modified coinsurance transaction	—	—	12,219	—	(12,219)
Other (including items <5% of total
ordinary tax assets)	20,107	20,782	8,654	(675)	12,128
Subtotal	248,631	234,307	212,086	14,324	22,221
Statutory valuation allowance adjustment	—	—	—	—	—
Non-admitted deferred tax assets	44,951	64,592	60,967	(19,641)	3,625
Admitted ordinary deferred tax assets	$203,680	$169,715	$151,119	$33,965	$18,596

NOTE 4 - INCOME TAXES, (continued)

	December 31			Change	Change
	2021	2020	2019	from 2020	from 2019
Capital
Investments	$476	$1,469	$1,486	$(993)	$(17)
Real Estate	2,102	1,938	2,797	164	(859)
Other (including items <5% of total
ordinary tax assets)	283	444	660	(161)	(216)
Subtotal	2,861	3,851	4,943	(990)	(1,092)
Statutory valuation allowance adjustment	—	—	—	—	—
Non-admitted	—	—	—	—	—
Admitted capital deferred tax assets	2,861	3,851	4,943	(990)	(1,092)
Admitted deferred tax assets	$206,541	$173,566	$156,062	$32,975	$17,504

Deferred tax liabilities:
Ordinary
Investments	$1,617	$3,014	$3,123	$(1,397)	$(109)
Fixed assets	2,486	2,925	3,322	(439)	(397)
Deferred and uncollected premium	17,778	17,793	18,001	(15)	(208)
Policyholder reserves	13,452	17,038	20,597	(3,586)	(3,559)
Unearned commissions	6,204	3,699	3,343	2,505	356
Other (including items <5% of total
ordinary tax liabilities)	143	144	144	(1)	—
Subtotal	$41,680	$44,613	$48,530	$(2,933)	$(3,917)

Capital
Investments	$75,747	$46,050	$35,890	$29,697	$10,160
Real estate	770	291	—	479	291
Subtotal	$76,517	$46,341	$35,890	$30,176	$10,451

Deferred tax liabilities	$118,197	$90,954	$84,420	$27,243	$6,534

Net deferred tax assets	$88,344	$82,612	$71,642	$5,732	$10,970

The change in the net admitted deferred tax assets was $5,732, $10,970 and $2,407 for the years ended December 31, 2021, 2020 and 2019, respectively. The change in non-admitted deferred tax assets of $(19,641), $3,625 and $(7,257) was included in change in non-admitted assets in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2021, 2020 and 2019, respectively.

The change in net deferred income taxes as of December 31 is as follows:

	2021	2020	Change
Total gross deferred tax assets	$251,492	$238,158	$13,334
Total deferred tax liabilities	118,197	90,954	27,243
Net deferred tax asset	$133,295	$147,204	(13,909)
Tax effect of change in unrealized gains and pension liability			31,065
Change in net deferred income tax			$17,156

NOTE 4 - INCOME TAXES, (continued)

	2020	2019	Change
Total gross deferred tax assets	$238,158	$217,029	$21,129
Total deferred tax liabilities	90,954	84,420	6,534
Net deferred tax asset	$147,204	$132,609	14,595
Tax effect of change in unrealized gains and pension liability			3,728
Calvert deferred tax asset from dissolution			(651)
Change in net deferred income tax			$17,672

	2019	2018	Change
Total gross deferred tax assets	$217,029	$210,883	$6,146
Total deferred tax liabilities	84,420	73,424	10,996
Net deferred tax asset	$132,609	$137,459	(4,850)
Tax effect of change in unrealized gains and pension liability			25,349
Change in net deferred income tax			$20,499

The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference as of December 31, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Net gain from operations before income taxes	$106,544	$67,641	$101,784
Net realized capital gains before income taxes	26,620	38,066	36,222
Deferred reinsurance gain (loss), net	(2,832)	(3,643)	35,649
Change in reserve on account of change in valuation basis	—	5,820	—
Change in pension liability	117	—	—
Change in unauthorized reinsurance	(12)	—	—
Total pre-tax statutory income	130,437	107,884	173,655
Change in non-admitted assets	(9,453)	(4,868)	8,450
IMR amortization	(9,487)	(8,861)	(8,581)
Affordable Care Act assessment	—	14,556	—
Tax-exempt income	(28,681)	(22,785)	(24,932)
Dividends received deduction	—	—	(5,000)
Subsidiary conversion to single member LLC	—	(7,014)	—
Realized gain on dissolution of subsidiary	—	(2,994)	—
Non-deductible expense	2,730	2,691	4,223
Other	1,202	2,368	2,392
Subtotal	86,748	80,977	150,207
Statutory tax rate	0.21	0.21	0.21
Subtotal	18,217	17,005	31,543
Tax credits	(8,695)	(7,712)	(8,300)
Total statutory income taxes	$9,522	$9,293	$23,243

Federal and foreign income tax incurred	$26,678	$26,965	$43,742
Change in deferred income tax	(17,156)	(17,672)	(20,499)
Total statutory income taxes	$9,522	$9,293	$23,243

The Company has no foreign tax credit carryovers to subsequent years.

NOTE 4 - INCOME TAXES, (continued)

At December 31, 2021, the Company has tax carryovers to subsequent years as follows:

Year of Origination		Amount	Year of Expiration
2016	Net operating loss	$1,237	2036

The amount of federal income tax which is available for recoupment in the event of future capital losses is $14,859, $18,002, $14,820 for the tax years 2021, 2020, 2019, respectively.

There were no deposits admitted under IRC Section 6033.

The Company joins in a consolidated federal income tax return filed by AMHC. The other members of the affiliated group joining in the AMHC consolidated return are as follows:

Ameritas Holding Company

Ameritas Investment Partners, Inc.

Ameritas Life Insurance Corp.

Ameritas Life Insurance Corp. of New York

The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

NOTE 5 - INFORMATION CONCERNING PARENT, SUBSIDIARIES, AFFILIATES AND RELATED PARTIES

In 2021 and 2019, the Company received a return of capital of $1,700 and $1,000, respectively, from its wholly owned subsidiary, Griffin, which was accounted for as a reduction in its carrying value.

In 2020, the Company made a capital contribution of $7,550 to its wholly owned subsidiary, AIC.

In 2019, the Company received a cash dividend $5,000 from its wholly owned subsidiary, Calvert, which was recorded in net investment income in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis.

In 2019, the Company made a capital contribution of $30,000 to its wholly owned subsidiary, Ameritas-NY. No additional shares were issued.

The Company's variable life and annuity products are distributed through AIC, an affiliated company. Policies placed by this affiliate generated commission and general insurance expense of $26,047, $24,766 and $16,750 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company reported the following amounts due from/(to) the below listed affiliates at December 31, 2021 and 2020, which were recorded in other admitted assets and other liabilities in the Balance Sheets-Statutory Basis. The terms of the settlements require that these amounts be settled monthly.

	2021	2020
Ameritas Holding Company	$(3,927)	$(3,563)
Ameritas Life Insurance Corp. of New York	1,837	4,981
Ameritas Investment Company, LLC	580	940
Ameritas Investment Partners, Inc.	1,072	767
Griffin Realty, LLC	—	5
Variable Contract Agency, LLC	—	—
Ameritas Advisory Services, LLC	685	—
Dental Select	(60)	1,756
BlueStar Retirement Services, LLC	242	—
Total	$429	$4,886

NOTE 5 - INFORMATION CONCERNING PARENT, SUBSIDIARIES, AFFILIATES AND RELATED PARTIES, (continued)

The Company provides, as well as receives, technical, financial, legal and marketing support to and from its affiliates under various administrative service and cost-sharing agreements. The net effect on general insurance expenses under these agreements has been a decrease of $2,455, $32,957 and $31,076 for the years ended December 31, 2021, 2020 and 2019, respectively.

In addition, the Company receives investment advisory services from an affiliate. Costs related to this agreement, which are included in investment expenses, totaled $18,434, $16,484 and $15,686 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company owns Ameritas-NY for which the audited statutory equity reflects a departure from the NAIC SAP due to state of domicile prescribed practice. This amount was immaterial for 2021 and 2020.

NOTE 6 - EMPLOYEE BENEFITS

The Company has unfunded, non-qualified pension plans (the NQ Plans) where the Company makes payments under certain voluntary arrangements for retirement benefits, which are not provided for under the AHC sponsored defined benefit pension plan.

The Company has deferred compensation plans covering the Board of Directors, certain management employees and agents. The Company's method of accounting for these plans is the accrual method and the assets for some of these deferred compensation plans are held in a Rabbi Trust.

The measurement date for the Company’s NQ Plans was December 31. A summary of the obligations and assumptions are as follows:

	Underfunded Pension Benefits
	2021	2020	2019
Benefit obligation at beginning of year	$49,302	$46,603	$44,448
Service cost	35	38	209
Interest cost	966	1,437	1,813
Actuarial gain (loss)	(1,458)	4,781	3,742
Benefits paid	(4,707)	(4,734)	(3,609)
Business combinations, divestitures, curtailments,
settlements and special termination benefits	—	1,177	—
Benefit obligation at end of year	$44,138	$49,302	$46,603

	Pension Benefits
	2021	2020	2019
Fair value of plan assets at beginning of year	$—	$—	$—
Reporting entity contribution	4,707	4,734	3,609
Benefits paid	(4,707)	(4,734)	(3,609)
Fair value of plan assets at end of year	$—	$—	$—

	Pension Benefits
	2021	2020	2019
Components:
Accrued benefit costs	$40,739	$44,372	$41,946
Liability for pension benefits	3,399	4,930	4,657
Assets and liabilities recognized:
Liabilities recognized	44,138	49,302	46,603
Unrecognized liabilities	3,399	4,930	4,657

NOTE 6 - EMPLOYEE BENEFITS, (continued)

The components of net periodic benefit cost are as follows:

	Pension Benefits
	2021	2020	2019
Service cost	$35	$38	$209
Interest cost	966	1,437	1,813
Amount of recognized losses	74	4,625	2,019
Total net periodic benefit cost	$1,075	$6,100	$4,041

Amounts in unassigned surplus recognized as components of net periodic benefit cost:

	Pension Benefits
	2021	2020	2019
Items not yet recognized as a component of net periodic cost - prior year	$4,930	$4,657	$13,762
Net gain (loss) arising during the period	(1,457)	4,781	3,742
Net loss recognized	(74)	(4,508)	(2,019)
Cumulative change in amortization method applied1	—	—	(10,828)
Items not yet recognized as a component of net
periodic cost - current year	$3,399	$4,930	$4,657

1Effective January 1, 2019, the Company elected to change its method for amortizing the actuarial gains and losses to the minimum corridor method. This changed the unrecognized actuarial gains and losses to recognize all gains and losses outside of the 10% corridor cumulative upon the election date. All amounts remain components of unassigned surplus under either method of amortization.

The amounts in unassigned surplus that have not yet been recognized as components of net periodic benefit cost are as follows:

	Pension Benefits
	2021	2020	2019
Net recognized gains	$3,399	$4,930	$4,657

The weighted-average assumptions are as follows:

	Pension Benefits
	2021	2020	2019
Weighted-average assumptions used to determine net periodic
benefit cost as of December 31:
Weighted average discount rate	2.98%	3.14%	4.23%
Rate of compensation increase	1.79%	1.77%	4.47%

Weighted-average assumptions used to determine projected
benefit obligation as of December 31:
Weighted average discount rate	2.14%	2.98%	3.14%
Rate of compensation increase	1.81%	1.79%	1.77%

Future expected pension benefit payments are as follows:

Year	Amount
2022	$4,697
2023	$4,256
2024	$3,813
2025	$3,703
2026	$3,589
2027-2031	$16,153

NOTE 6 - EMPLOYEE BENEFITS, (continued)

The accumulated pension benefit obligation for the NQ plans is as follows:

	December 31
	2021	2020
Accumulated benefit obligation	$44,138	$49,287

Projected benefit obligation (PBO)	$44,138	$49,302
Funded status (PBO - Plan assets)	$44,138	$49,302

Unrecognized items:
Unrecognized losses, net of tax	$2,685	$3,895
Total unrecognized items, net of tax	$2,685	$3,895

The Company participates in the Ameritas Pension Plan (the Plan), of which AHC is the plan sponsor. There were no expenses recognized for the Plan funding.

Total net periodic benefit cost for the Plan was recorded in general insurance expenses in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2021, 2020 and 2019.

The Company's employees and agents participate in defined contribution plans sponsored by AHC that cover substantially all full-time employees and agents. In addition, certain of the Company’s employees participate in an unfunded, non-qualified defined contribution plan sponsored by AHC. Company matching contributions under the defined contribution plans range from 0.5% to 3.0% of the participant’s compensation. In addition, for eligible employees who are not Plan participants, the Company makes a contribution of 6.0% of the participant's compensation for those employees hired prior to January 1, 2006 and 5.0% of the participant's compensation for those hired after January 1, 2006. Contributions by the Company to the employee and agents defined contribution plans were $15,013, $14,717 and $12,791 in 2021, 2020 and 2019, respectively.

Additionally, the Company participates in a postretirement benefit plan sponsored by AHC. The expense for the postretirement benefit plan was entirely paid by AHC and then allocated accordingly.

NOTE 7 - DIVIDEND RESTRICTIONS AND SURPLUS

The Company is subject to regulation by the Department, which restricts the advancement of funds to parent and affiliated companies as well as the amount of dividends that may be paid without prior approval. Dividend payments to the stockholder by the Company, when aggregated with all other dividends in the preceding 12 months, cannot exceed the greater of 10% of surplus as of the preceding year-end or the statutory net gain from operations for the previous calendar year, without prior approval from the Department. Based on this limitation, the Company would be able to pay $197,477 in dividends in 2022, without prior approval. The Company did not pay ordinary dividends to AHC, its parent, in 2021, 2020 and 2019.

Unassigned surplus represents the undistributed and unappropriated amount of surplus at the statement date. The cumulative effect related to the portion of unassigned surplus represented or reduced by each of the following items as of December 31:

	2021	2020	2019
Unrealized capital gains, net of taxes	$171,082	$23,160	$16,327
Non-admitted asset values	(123,789)	(133,978)	(138,241)
Asset valuation reserve	(295,155)	(251,837)	(214,022)

NOTE 7 - DIVIDEND RESTRICTIONS AND SURPLUS, (continued)

On November 1, 1996, the Company issued $50,000 of 8.20% Surplus Notes (Notes). The Notes mature on November 1, 2026 and may not be redeemed prior to maturity. The Notes are unsecured and subordinated to all present and future policy claims, prior claims and senior indebtedness. These Notes were underwritten by Merrill Lynch & Co. with the trustee as Bank of New York. Subject to prior written approval of the Department, these Notes will pay interest semi-annually on May 1 and November 1. In accordance with Department regulations, interest cannot be accrued until written approval has been received. Interest totaling $4,100 was paid in 2021, 2020 and 2019 and included as reduction to net investment income on the Summary of Operations and Changes in Capital and Surplus – Statutory Basis. The carrying amount of the Notes totaling $49,958 and $49,949 at December 31, 2021 and 2020, respectively. There is no unapproved interest and principal. The life-to-date interest expense recognized on the Notes as of December 31, 2021 is $102,466. There has been not been any principal paid during the life of the Notes as of December 31, 2021. The interest offset percentage is 100%. The Notes holder, the asset issuer and the liquidity source are not related parties. The Notes are not contractually linked and the Notes payments are not subject to administrative offsetting provisions. Cash of $50,000 was received upon issuance and was not used to purchase an asset directly from the holder of the surplus note.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

At December 31, 2021 and 2020, respectively, the Company had outstanding agreements to fund mortgages totaling $86,932 and $114,711. In addition at December 31, 2021 and 2020, respectively, the Company has committed to invest $332,803 and $272,249 in equity-type limited partnerships in subsequent years. These transactions are in the normal course of operations and are not reflected in the accompanying statutory basis financial statements. The Company’s exposure to credit loss is represented by the contractual notional amount of these instruments. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance sheet instruments.

At December 31, 2021 and 2020, the Company had FHLB lines of credit available up to $433,142 and $307,377, respectively, if an immediate liquidity need would arise. The Company had no outstanding balance as of December 31, 2021 and 2020 related to these lines of credit.

Guaranty Funds Assessments

As a condition of doing business, all states and jurisdictions have adopted laws requiring membership in life and health guaranty funds. Member companies are subject to assessments each year based on life, health or annuity premiums collected in the state. In some states these assessments may be applied against premium taxes. For 2021, 2020 and 2019 the charge to operations related to these assessments was not significant. The estimated liability for future guaranty fund assessments of $3,664 and $4,034 at December 31, 2021 and 2020, respectively, was based on data provided by the National Organization of Life & Health Guaranty Associations and is included in other liabilities in the Balance Sheets - Statutory Basis. At December 31, 2021 and 2020, the Company had a related receivable of $2,710 and $3,013, respectively, for amounts recoverable against premium taxes which is included in other admitted assets in the Balance Sheets - Statutory Basis. The periods over which the guaranty funds assessments are expected to be paid are unknown at this time. Premium tax offsets are realized over the period allowed by each state once the guaranty fund assessment has been paid.

Reconciliation of assets recognized from paid and accrued premium tax offsets and policy surcharges which are included in other admitted assets on the Balance Sheets – Statutory Basis as of December 31, 2021 and 2020 are as follows:

NOTE 8 - COMMITMENTS AND CONTINGENCIES, (continued)

	2021	2020
Assets recognized from paid and accrued premium tax offsets and policy surcharges as of prior year end	$6,320	$7,316
Decreases during the year
Premium tax offset applied	(1,066)	(1,133)
Charge off of estimated premium tax offset	(318)	(320)
	(1,384)	(1,453)
Increases during the year
Assessments paid	165	457
	165	457
Assets recognized from paid and accrued premium tax offsets and policy surcharges as of current year end	$5,101	$6,320

The liabilities, contingencies and assessments for long-term care insolvencies related guaranty funds liabilities and assets as of December 31, 2021 and 2020 are summarized below. The discount rate applied was 3.0% and 3.5% for December 31, 2021 and 2020, respectively.

	December 31, 2021
	Guaranty Fund Assessment		Related Assets
Name of the Insolvency	Undiscounted	Discounted	Undiscounted	Discounted
Penn Treaty/ANIC	$7,567	$3,288	$5,389	$2,360

	December 31, 2021
	Payables			Recoverables
Name of the Insolvency	Number of Jurisdictions	Range of Years	Weighted Average Number of Years	Number of Jurisdictions	Range of Years	Weighted Average Number of Years
Penn Treaty/ANIC	50	1-70	37	44	1-20	6

	December 31, 2020
	Guaranty Fund Assessment		Related Assets
Name of the Insolvency	Undiscounted	Discounted	Undiscounted	Discounted
Penn Treaty/ANIC	$7,175	$2,487	$5,112	$1,578

	December 31, 2020
	Payables			Recoverables
Name of the Insolvency	Number of Jurisdictions	Range of Years	Weighted Average Number of Years	Number of Jurisdictions	Range of Years	Weighted Average Number of Years
Penn Treaty/ANIC	50	1-70	37	44	1-20	6

NOTE 8 - COMMITMENTS AND CONTINGENCIES, (continued)

Litigation and Regulatory Examination

From time to time, the Company is subject to litigation and regulatory examination in the normal course of business. Management does not believe that the Company is party to any such pending litigation or examination which would have a material adverse effect on its financial condition or results of its operations. There were no claims (per claim or claimant) where amounts paid to settle were related to extra contractual obligations or bad faith claims resulting from lawsuits during 2021 and 2020.

Uncollectibility of Assets

The Company had admitted assets of $13,187 and $11,317 at December 31, 2021 and 2020, respectively, in accounts receivable for uninsured plans included in other admitted assets on the Balance Sheets – Statutory Basis. The Company routinely assesses the collectibility of these receivables. Based upon Company experience, less than 1% of the balance may become uncollectible and the potential loss is not material to the Company’s financial condition.

NOTE 9 – GAIN OR LOSS TO THE REPORTING ENTITY FROM UNINSURED ACCIDENT AND HEALTH PLANS

ASO Plans

The loss from operations from administrative services only (ASO) uninsured plans, which is reported within general insurance expenses in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis, is as follows for the years ended December 31:

	2021	2020	2019
Net reimbursement for administrative expenses (including administrative fees) in excess of actual expenses	$(829)	$(1,393)	$(2,979)
Net loss from operations	$(829)	$(1,393)	$(2,979)

Total claim payment volume	$180,138	$152,945	$193,120

Under NAIC SAP, claim payments related to ASO uninsured plans are excluded from the Summary of Operations and Changes in Capital and Surplus – Statutory Basis.

ASC Plans

The gain from operations from administrative services contract (ASC) uninsured plans which is reported within general insurance expenses in the Summary of Operations and Changes in Capital and Surplus – Statutory Basis is as follows for the years ended December 31:

	2021	2020	2019
Gross reimbursement for medical cost incurred	$28,857	$28,226	$27,605
Other income or expenses (including interest paid to or received from plans)	8,595	7,462	7,388
Gross expenses incurred (claims and administrative)	27,262	24,297	23,507
Net gain from operations	$10,190	$11,391	$11,486

NOTE 10 - LEASES

The Company leases office space under operating lease agreements that expire at various dates through 2031. Certain rental commitments have renewal options extending through the year 2031. Some of these leases include escalation clauses, which vary with levels of operating expense. Rental expense under these leases totaled $3,166, $4,737 and $4,396 in 2021, 2020 and 2019, respectively. The Company has subleased a portion of office space and received sublease income recorded as an offset to general insurance expenses in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis of $33, $621, and $585 in 2021, 2020 and 2019, respectively.

NOTE 10 - LEASES, (continued)

Future minimum lease payments under noncancellable operating leases consisted of the following at December 31, 2021:

Calendar Year	Amount
2022	$2,175
2023	1,440
2024	913
2025	552
2026 and thereafter	1,102
Total	$6,182

NOTE 11 - MANAGING GENERAL AGENTS AND THIRD-PARTY ADMINISTRATORS

The Company has a third-party administrator, DXC Technology Company (DXC) for which direct premiums written exceed 5% of total capital and surplus. DXC writes ordinary life and individual annuity business and does not have an exclusive contract. DXC has been granted the authority for claims payment, claims adjustment, reinsurance ceding, binding authority, premium collection and underwriting. The total amount of direct premiums written by DXC was $267,540, $271,184 and $248,018 for the years ended December 31, 2021, 2020 and 2019, respectively. For the years ended December 31, 2020 and 2019, the Company had a third-party administrator, Association Member Benefit Advisors Ltd (AMBA), which wrote group accident and health business, does not have an exclusive contract, and has been granted the authority for binding authority, premium collection and underwriting, for which direct premiums exceeded 5% of total capital and surplus. The total amount of direct premiums written by AMBA was $96,425 and $88,252 for the years ended December 31, 2020 and 2019, respectively. The Company had various other third party administrators and managing general agents during these periods, however their direct premiums written did not exceed 5% of total capital and surplus. The total amount of direct premiums written by third-party administrators was $504,670, $518,344 and $491,627 for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 12 - OTHER ITEMS

Securities on Deposit

Included in the Company's deposits with government agencies are bonds with a book/adjusted carrying value of $124,467 and $118,126 and cash of $2,136 and $7,168 at December 31, 2021 and 2020, respectively, in a Regulation 109 deposit account with the State of New York as a result of its delicensure in the state as of September 30, 2013.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 and through March 25, 2022, the date the financial statements were available to be issued.

NOTE 14 - REINSURANCE

In the ordinary course of business, the Company assumes and cedes reinsurance with other insurers and reinsurers. These arrangements provide greater diversification of business and limit the maximum net loss potential on large or hazardous risks. These reinsured risks are treated in the financial statements as risks for which the Company is not liable. Accordingly, policy liabilities and accruals, including incurred but not reported claims, are reported in the financial statements net of reinsurance assumed and ceded. A contingent liability exists with respect to the amount of such reinsurance in the event that the reinsuring companies are unable to meet their obligations. The Company has exposure to one reinsurer that is under an order of rehabilitation where a loss is likely for ceded business. The Company recorded a contingency liability of $14,613 and $16,664 at December 31, 2021 and 2020, respectively, on the Balance Sheets - Statutory Basis. The Company also adjusted its other reinsurance receivables included in Other admitted assets and Reserve for unpaid claims in the Balance Sheets - Statutory Basis due to our analysis of collectability. Reinsurance of risk does not discharge the primary liability of the Company, the Company remains contingently liable with respect to any reinsurance ceded, and this contingency would become an actual liability in the event that the assuming company becomes unable to meet its obligation under the reinsurance treaty.

NOTE 14 - REINSURANCE, (continued)

The Company conducts reinsurance business with Ameritas-NY and other non-affiliated companies. No policies issued by the Company have been reinsured with a foreign company, which is controlled either directly or indirectly, by a party not primarily engaged in the business of insurance.

Reinsurance premium transactions with affiliated and non-affiliated companies are summarized as follows:

	Years Ended December 31
	2021	2020	2019
Assumed1	$109,582	$109,062	$110,358
Ceded	(267,198)	(252,021)	(253,164)
Reinsurance premiums, net	$(157,616)	$(142,959)	$(142,806)

¹ Includes modco reinsurance premiums of $7,041 in 2019. There were no modco reinsurance premiums in 2021 and 2020.

The reinsurance premiums, net are included in the premium income, net in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis.

The Company did not have any affiliated transactions through reinsurance operations for premium income, commission expense allowances, benefits to policyholders and reserves for life, accident and health policies that were more than half of 1% of the Company's admitted assets for the years ended December 31, 2021, 2020 and 2019.

Effective October 1, 2019, the Company entered into a combination coinsurance/quota share funds withheld reinsurance agreement of an individual indexed annuity block and guaranteed living withdrawal benefit riders on an individual indexed annuity block with a third party.  Under the agreement, the Company ceded $40,879 of reserves to the third party.  This agreement included an in-force block of business, which was accounted for in accordance with NAIC SAP, and that required any increase in surplus, net of federal income taxes of $4,318, on in-force business issued prior to the effective date of the agreement to be identified separately and included as a direct item to surplus by the ceding company.  As a result of this agreement there was $36,560 recorded in change in surplus as a result of reinsurance, net of taxes, in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis at December 31, 2019. Amortization of $2,832 and $3,643, which is based on the growth of the funds withheld liability, was recorded in change in surplus as a result of reinsurance, net of taxes, in the Summary of Operations and Changes in Capital and Surplus - Statutory Basis at December 31, 2021 and 2020, respectively.

The Company entered into two coinsurance agreements of participating life blocks with a third party (Coinsurance Treaties) effective on December 1, 2015. As of December 31, 2021 and 2020, invested assets of $1,117,422 and $1,129,363, respectively, were held in trust to support the obligations reinsured under the Coinsurance Treaties. The amounts held in trust are to be used solely to fund obligations incurred under the Coinsurance Treaties and represent 4.1% and 4.4% of the Company’s admitted assets at December 31, 2021 and 2020, respectively.

No reinsurance contracts with risk-limiting features were identified for disclosure in any year.

NOTE 15 - CHANGES IN UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

The change in the liability for unpaid accident and health claims and claim adjustment expenses, which is reported in reserves for unpaid claims and reserves for life, accident and health policies in the Balance Sheets – Statutory Basis, is summarized as follows:

	2021	2020	2019
Total reserve for unpaid claims at January 1	$316,765	$284,339	$278,529
Less reinsurance assumed	(18,267)	(17,354)	(17,238)
Plus reinsurance ceded	172,907	151,501	147,259
Direct balance	471,405	418,486	408,550

Incurred related to:
Current year	777,744	618,972	611,690
Prior year	2,986	13,035	1,803
Total incurred	780,730	632,007	613,493

Paid related to:
Current year	645,529	495,754	520,536
Prior year	90,184	83,334	83,021
Total paid	735,713	579,088	603,557

Direct balance	516,422	471,405	418,486
Plus reinsurance assumed	18,121	18,267	17,354
Less reinsurance ceded	(189,189)	(172,907)	(151,501)
Total reserve for unpaid claims at December 31	$345,354	$316,765	$284,339

As a result of unfavorable settlement of prior years’ estimated claims, the provision for claims and claim adjustment expenses increased by $2,986, $13,035, and $1,803 for the years ended December 31, 2021, 2020, and 2019, respectively. There were no significant changes in methodologies and assumptions used in calculating the liability for unpaid losses and loss adjustment expenses for the year ended December 31, 2021.

The Company paid and incurred assumed and ceded reinsurance claims as follows:

	2021	2020	2019
Paid assumed reinsurance claims	$81,375	$67,813	$74,081
Incurred assumed reinsurance claims	$81,229	$68,726	$74,197

Paid ceded reinsurance claims	$29,287	$24,203	$21,608
Incurred ceded reinsurance claims	$45,569	$45,609	$25,850

Anticipated salvage and subrogation are not included in the Company’s determination of the liability for unpaid claims/losses.

NOTE 16 - RESERVES FOR LIFE, ACCIDENT AND HEALTH POLICIES

The Company waives deduction of deferred fractional premiums due upon death of the insured and returns any portion of the final premium beyond the date of death on traditional business. Surrender values are not provided in excess of legally computed reserves.

Additional premiums are charged for policies issued on substandard lives according to underwriting classification. Reserves for substandard policies are included in the reserves for life, accident and health policies as reflected on the Balance Sheets – Statutory Basis. The corresponding reserves held on such policies are calculated using the same interest rate as standard policies, but employ mortality rates which are multiples of standard mortality.

NOTE 16 - RESERVES FOR LIFE, ACCIDENT AND HEALTH POLICIES, (continued)

As of December 31, 2021 and 2020, respectively, the Company had $3,427,643 and $4,437,411 of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the Department. Reserves to cover the above insurance totaled $28,240 and $31,786 at December 31, 2021 and 2020, respectively.

NOTE 17 - ANALYSIS OF ANNUITY RESERVES AND DEPOSIT-TYPE FUNDS BY WITHDRAWAL CHARACTERISTICS

Withdrawal characteristics of annuity reserves and deposit-type funds at December 31 are as follows:

	2021
	General Account	Separate Account Non-guaranteed	Total	% of Total
Individual Annuities:
Subject to discretionary withdrawal:
With fair value adjustment	$—	$—	$—	—%
At book value less current surrender
charge of 5% or more	1,632,630	—	1,632,630	23.6%
At fair value	—	2,823,648	2,823,648	40.8%
Total with adjustment or at fair value	1,632,630	2,823,648	4,456,278	64.4%
At book value without adjustment
(minimal or no charge)	2,097,258	—	2,097,258	30.3%
Not subject to discretionary withdrawal	368,460	—	368,460	5.3%
Total gross	4,098,348	2,823,648	6,921,996	100.0%
Reinsurance ceded	272,328	—	272,328
Total individual annuity reserves	$3,826,020	$2,823,648	$6,649,668
Amount included in at book value less current surrender charge of 5% or more that will move to at book value without adjustment (minimal or no charge adjustment) for the first time within the year after the statement date:	$160,832	$—	$160,832

Group Annuities:
Subject to discretionary withdrawal:
With fair value adjustment	$1,030,790	$—	$1,030,790	12.0%
At book value less current surrender
charge of 5% or more	—	—	—	—%
At fair value	—	7,371,957	7,371,957	86.0%
Total with adjustment or at fair value	1,030,790	7,371,957	8,402,747	98.0%
At book value without adjustment
(minimal or no charge)	130,039	—	130,039	1.5%
Not subject to discretionary withdrawal	38,335	—	38,335	0.5%
Total gross	1,199,164	7,371,957	8,571,121	100.0%
Reinsurance ceded	9,840	—	9,840
Total group annuity reserves	$1,189,324	$7,371,957	$8,561,281
Amount included in at book value less current surrender charge of 5% or more that will move to at book value without adjustment (minimal or no charge adjustment) for the first time within the year after the statement date:	$—	$—	$—

NOTE 17 - ANALYSIS OF ANNUITY RESERVES AND DEPOSIT-TYPE FUNDS BY WITHDRAWAL CHARACTERISTICS, (continued)

	2021
	General Account	Separate Account Non-guaranteed	Total	% of Total
Deposit-type Funds (no life contingencies):
Subject to discretionary withdrawal:
With fair value adjustment	$220,205	$—	$220,205	14.0%
At book value less current surrender
charge of 5% or more	—	—	—	—%
At fair value	—	587,451	587,451	37.2%
Total with adjustment or at fair value	220,205	587,451	807,656	51.2%
At book value without adjustment
(minimal or no charge)	255,287	—	255,287	16.2%
Not subject to discretionary withdrawal	515,442	—	515,442	32.6%
Total gross	990,934	587,451	1,578,385	100.0%
Reinsurance ceded	424	—	424
Total deposit-type funds	$990,510	$587,451	$1,577,961
Amount included in at book value less current surrender charge of 5% or more that will move to at book value without adjustment (minimal or no charge adjustment) for the first time within the year after the statement date:	$—	$—	$—
Total annuity reserves and deposit-type funds	$6,005,854	$10,783,056	$16,788,910

	2020
	General Account	Separate Account Non-guaranteed	Total	% of Total
Individual Annuities:
Subject to discretionary withdrawal:
With fair value adjustment	$—	$—	$—	—%
At book value less current surrender
charge of 5% or more	1,360,160	—	1,360,160	21.5%
At fair value	—	2,615,241	2,615,241	41.3%
Total with adjustment or at fair value	1,360,160	2,615,241	3,975,401	62.8%
At book value without adjustment
(minimal or no charge)	1,974,097	—	1,974,097	31.2%
Not subject to discretionary withdrawal	379,297	—	379,297	6.0%
Total gross	3,713,554	2,615,241	6,328,795	100.0%
Reinsurance ceded	205,195	—	205,195
Total individual annuity reserves	$3,508,359	$2,615,241	$6,123,600
Amount included in at book value less current surrender charge of 5% or more that will move to at book value without adjustment (minimal or no charge adjustment) for the first time within the year after the statement date:	$199,787	$—	$199,787

NOTE 17 - ANALYSIS OF ANNUITY RESERVES AND DEPOSIT-TYPE FUNDS BY WITHDRAWAL CHARACTERISTICS, (continued)

	2020
	General Account	Separate Account Non-guaranteed	Total	% of Total
Group Annuities:
Subject to discretionary withdrawal:
With fair value adjustment	$1,060,077	$—	$1,060,077	13.3%
At book value less current surrender
charge of 5% or more	—	—	—	—%
At fair value	—	6,733,259	6,733,259	84.5%
Total with adjustment or at fair value	1,060,077	6,733,259	7,793,336	97.8%
At book value without adjustment
(minimal or no charge)	136,360	—	136,360	1.7%
Not subject to discretionary withdrawal	40,970	—	40,970	0.5%
Total gross	1,237,407	6,733,259	7,970,666	100.0%
Reinsurance ceded	11,189	—	11,189
Total group annuity reserves	$1,226,218	$6,733,259	$7,959,477
Amount included in at book value less current surrender charge of 5% or more that will move to at book value without adjustment (minimal or no charge adjustment) for the first time within the year after the statement date:	$—	$—	$—

Deposit-type Funds (no life contingencies):
Subject to discretionary withdrawal:
With fair value adjustment	$222,931	$—	$222,931	13.7%
At book value less current surrender
charge of 5% or more	—	—	—	—%
At fair value	—	626,595	626,595	38.5%
Total with adjustment or at fair value	222,931	626,595	849,526	52.2%
At book value without adjustment
(minimal or no charge)	260,689	—	260,689	16.0%
Not subject to discretionary withdrawal	517,086	—	517,086	31.8%
Total gross	1,000,706	626,595	1,627,301	100.0%
Reinsurance ceded	437	—	437
Total deposit-type funds	$1,000,269	$626,595	$1,626,864
Amount included in at book value less current surrender charge of 5% or more that will move to at book value without adjustment (minimal or no charge adjustment) for the first time within the year after the statement date:	$—	$—	$—
Total annuity reserves and deposit-type funds	$5,734,846	$9,975,095	$15,709,941

NOTE 17 - ANALYSIS OF ANNUITY RESERVES AND DEPOSIT-TYPE FUNDS BY WITHDRAWAL CHARACTERISTICS, (continued)

The following information is obtained from the applicable Exhibit in the Company’s December 31 Annual Statements and related Separate Accounts Annual Statements, both of which are filed with the Department, and is provided to reconcile annuity reserves and deposit-type funds to amounts reported in the Balance Sheets – Statutory Basis as of December 31:

	2021	2020
Life and Accident and Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)	$4,994,138	$4,713,646
Exhibit 5, Supplementary Contracts with Life Contingencies Section, Total (net)	21,206	20,931
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1	990,510	1,000,269
	6,005,854	5,734,846
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2	10,195,605	9,348,500
Exhibit 4, Line 9, Column 1	587,451	626,595
Total	$16,788,910	$15,709,941

NOTE 18 - ANALYSIS OF LIFE ACTUARIAL RESERVES BY WITHDRAWAL CHARACTERISTICS

Withdrawal characteristics of life insurance account value, cash value and reserves as of December 31 are as follows:

	2021
	General Account			Separate Account Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$1,104,614	$1,104,077	$1,110,275	$—	$—	$—
Universal life with secondary guarantees	754,886	624,483	1,201,317	—	—	—
Indexed universal life	14,132	14,124	14,203	—	—	—
Indexed universal life with secondary guarantees	889,324	725,223	796,088	—	—	—
Other permanent cash value life insurance	—	1,510,716	2,682,080	—	—	—
Variable universal life	142,289	1,327,907	151,820	1,194,339	—	1,191,320
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	529,869	XXX	XXX	—
Accidental death benefits	XXX	XXX	322	XXX	XXX	—
Disability - active lives	XXX	XXX	30,350	XXX	XXX	—
Disability - disabled lives	XXX	XXX	24,807	XXX	XXX	—
Miscellaneous reserves	XXX	XXX	28,782	XXX	XXX	—
Total gross	2,905,245	5,306,530	6,569,913	1,194,339	—	1,191,320
Reinsurance ceded	—	—	634,344	—	—	—
Total life reserves	$2,905,245	$5,306,530	$5,935,569	$1,194,339	$—	$1,191,320

	2020
	General Account			Separate Account Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$1,136,735	$1,135,633	$1,142,426	$—	$—	$—
Universal life with secondary guarantees	754,756	616,907	1,167,324	—	—	—
Indexed universal life	13,490	13,467	13,521	—	—	—
Indexed universal life with secondary guarantees	704,520	562,964	624,670	—	—	—
Other permanent cash value life insurance	—	1,448,972	2,626,565	—	—	—
Variable universal life	145,147	1,176,326	154,228	1,043,274	—	1,036,937
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	527,047	XXX	XXX	—
Accidental death benefits	XXX	XXX	337	XXX	XXX	—
Disability - active lives	XXX	XXX	27,990	XXX	XXX	—
Disability - disabled lives	XXX	XXX	25,146	XXX	XXX	—
Miscellaneous reserves	XXX	XXX	32,424	XXX	XXX	—
Total gross	2,754,648	4,954,269	6,341,678	1,043,274	—	1,036,937
Reinsurance ceded	—	—	635,302	—	—	—
Total life reserves	$2,754,648	$4,954,269	$5,706,376	$1,043,274	$—	$1,036,937

NOTE 18 - ANALYSIS OF LIFE ACTUARIAL RESERVES BY WITHDRAWAL CHARACTERISTICS, (continued)

The following information is obtained from the applicable Exhibit in the Company’s December 31 Annual Statements and related Separate Accounts Annual Statements, both of which are filed with the Department, and is provided to reconcile life reserves to amounts reported in the Balance Sheets – Statutory Basis as of December 31:

	2021	2020
Life and Accident and Health Annual Statement:
Exhibit 5, Life Insurance Section, Total (net)	$5,878,162	$5,648,860
Exhibit 5, Accidental Death Benefits Section, Total (net)	305	319
Exhibit 5, Disability - Active Lives Section, Total (net)	14,229	12,254
Exhibit 5, Disability - Disabled Lives Section, Total (net)	16,769	17,200
Exhibit 5, Miscellaneous Reserves Section, Total (net)	26,104	27,743
	5,935,569	5,706,376
Separate Accounts Annual Statement:
Exhibit 3, Line 0199999, Column 2	1,191,320	1,036,937
	1,191,320	1,036,937
Total	$7,126,889	$6,743,313

NOTE 19 - PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations as of December 31 are as follows:

	2021		2020
Type	Gross	Net of Loading	Gross	Net of Loading
Ordinary new business	$5,425	$342	$2,960	$435
Ordinary renewal	40,186	56,091	46,963	62,754
Group life	1	1	1	1
Total	$45,612	$56,434	$49,924	$63,190

NOTE 20 - SEPARATE ACCOUNTS

Separate accounts held by the Company offer no investment experience guarantees and relate to individual variable life and annuity policies, group annuity contracts and group funding agreements of a nonguaranteed return nature, as approved by the state of domicile pursuant to the Company’s certificate of authority. The net investment experience of the separate accounts is credited directly to the contract holder and can be positive or negative. The assets and liabilities of the account are legally separated or insulated from other Company assets and liabilities. The assets of the separate account are carried at NAV.

Variable life and annuities provide an incidental death benefit of the greater of account value or premium paid. The Company offers a policy with a step up minimum guaranteed death benefit option and a guaranteed lifetime withdrawal benefit. The minimum guaranteed death benefit reserve and the guaranteed lifetime withdrawal benefit reserve is held in reserves for life, accident and health policies line of the Balance Sheets – Statutory Basis.

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/or transactions. As of December 31, 2021, the Company reported assets and liabilities from variable universal life, variable annuities, funding agreements and group annuities product lines in a separate account.

In accordance with the products/transactions recorded within the separate account, assets are considered legally insulated from the general account.

As of December 31, 2021 and 2020 the Company’s Separate Account Statements included legally insulated assets of $11,996,727 and $11,041,001, respectively.

The Company does not engage in securities lending transactions within the separate account.

NOTE 20 - SEPARATE ACCOUNTS, (continued)

Information regarding the nonguaranteed separate accounts of the Company is as follows:

	2021	2020	2019
For the year ended December 31:
Premiums, considerations or deposits	$1,281,793	$1,083,406	$1,199,605
At December 31:
Reserves by valuation basis
For accounts with assets at:
Fair value	$11,974,376	$11,012,032

Reserves subject to discretionary withdrawal:
At fair value	$11,974,376	$11,012,032
Total included in Separate account liabilities in the
Balance Sheets – Statutory Basis	$11,974,376	$11,012,032

Following is a reconciliation of net transfers to (from) separate accounts at December 31:

	2021	2020	2019
Transfers as reported in the Statements of Income and
Changes in Surplus of the Separate Accounts Statement:
Transfers to the separate accounts1	$1,228,829	$1,021,476	$1,216,392
Transfers from the separate accounts	(1,700,163)	(1,620,718)	(1,366,268)
Net transfers from the separate accounts	(471,334)	(599,242)	(149,876)
Reconciling adjustments:
Other	—	—	5
Assumption reinsurance	—	—	(70,910)
Deposit-type contracts assumption reinsurance	(1)	—	(36,854)
Net transfers from the separate accounts in the Summary of Operations and
Changes in Capital and Surplus – Statutory Basis of the Company	$(471,335)	$(599,242)	$(257,635)
1Includes assumption reinsurance transfers to the separate accounts of $0, $0, $107,764 in 2021, 2020 and 2019, respectively.

NOTE 21 - RECONCILING ITEMS TO ANNUAL STATEMENT

At December 31, 2021 the Company recorded charges for impairments related to a ceded reinsurer under rehabilitation. Certain reclassifications have been made to these financial statements from those filed with the Nebraska Department of Insurance and the audited financial statements as follows. There was no impact on Total Liabilities, Total Expenses or Surplus as filed.

	As Filed	Reclassification Adjustment	Audited Financial Statements
Reserves for life, accident and health policies	$11,372,768	$13,466	$11,386,234
Other liabilities	476,090	(13,466)	462,624

Change in reserves for life, accident and health policies	536,093	(2,252)	533,841
General insurance expenses	488,695	2,252	490,947

PART C

OTHER INFORMATION

Item 30.	Exhibits

Exhibit Number		Description of Exhibit
(a)

Resolution of Board of Directors of Ameritas Life Insurance Corp. establishing Ameritas Life Insurance Corp. Separate Account LLVL. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form S-6 Post-Effective Amendment No. 4 to Registration No. 33-86500, filed April 6, 1998, EX-99.1(1).

https://www.sec.gov/Archives/edgar/data/933094/0000933094-98-000004.txt

(b)		Custody Agreements. Not Applicable
(c)	(1)

Fifth Amended and Restated Principal Underwriting Agreement. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Post-Effective Amendment No. 1 to Registration No. 333-233977, filed February 26, 2020, EX.99.C1.

https://www.sec.gov/Archives/edgar/data/933094/000093309420000011/principalunderagreement.htm

(c)	(2)

Form of Selling Agreement. Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 3 to Registration Statement 333-142494 filed on January 28, 2021, EX(c)(2).

https://www.sec.gov/Archives/edgar/data/783402/000078340221000011/ovation_exhibitc2-286.htm

(c)	(3)

Networking Agreement. Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 3 to Registration Statement 333-142494 filed on January 28, 2021, EX(c)(3).

https://www.sec.gov/Archives/edgar/data/783402/000078340221000011/ovation_exhibitc3-286.htm

(d)	(1)

Form of Policy. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Initial Registration Statement for File No. 333-266911, filed August 16, 2022, EX.99.D1.

https://www.sec.gov/Archives/edgar/data/933094/000093309422000021/amadvclearedgevul_exd1-125.htm

(d)	(2)	Form of Policy riders.
		(A)

Accelerated Death Benefit for Terminal Illness Rider. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Initial Registration Statement for File No. 333-266911, filed August 16, 2022, EX.99.D2A.

https://www.sec.gov/Archives/edgar/data/933094/000093309422000021/amadvclearedgevul_exd2a-125.htm

		(B)

Children's Insurance Rider. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Initial Registration Statement for File No. 333-266911, filed August 16, 2022, EX.99.D2B.

https://www.sec.gov/Archives/edgar/data/933094/000093309422000021/amadvclearedgevul_exd2b-125.htm

		(C)

Waiver of Monthly Deduction Rider. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Initial Registration Statement for File No. 333-266911, filed August 16, 2022, EX.99.D2C.

https://www.sec.gov/Archives/edgar/data/933094/000093309422000021/amadvclearedgevul_exd2c-125.htm

		(D)

Waiver of Specified Premium Rider. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Initial Registration Statement for File No. 333-266911, filed August 16, 2022, EX.99.D2D.

https://www.sec.gov/Archives/edgar/data/933094/000093309422000021/amadvclearedgevul_exd2d-125.htm

(d)	(3)	Form of Policy endorsements.
		(A)

Advisory Fee Endorsement. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Post-Effective Amendment No. 1 to Registration No. 333-233977, filed February 26, 2020, EX.99.D(3).

https://www.sec.gov/Archives/edgar/data/933094/000093309420000011/advfee_endorsement.htm

		(B)

Overloan Protection Benefit Endorsement. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Initial Registration Statement for File No. 333-266911, filed August 16, 2022, EX.99.D3B.

https://www.sec.gov/Archives/edgar/data/933094/000093309422000021/amadvclearedgevul_exd3b-125.htm

Exhibit Number		Description of Exhibit
(e)

Application. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Initial Registration Statement for File No. 333-266911, filed August 16, 2022, EX.99.E.

https://www.sec.gov/Archives/edgar/data/933094/000093309422000021/amadvclearedgevul_exe-125.htm

(f)	(1)

Amended and Restated Articles of Incorporation of Ameritas Life Insurance Corp. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 5 to Registration No. 333-182090, filed April 22, 2014, EX99.A.

https://www.sec.gov/Archives/edgar/data/814848/000081484814000012/ovmedley485b-50_ex6a.htm

(f)	(2)

Amended and Restated By-Laws of Ameritas Life Insurance Corp. Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 7 to Registration No. 333-233986, filed April 26, 2022, EX-99.F.

https://www.sec.gov/Archives/edgar/data/783402/000078340222000017/performanceiivul_exf2-73.htm

(g)		Reinsurance Agreements. Not applicable.
(h)		Participation Agreements.
	(1)

American Century. Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Initial Registration Statement for File No. 333-151913, filed June 25, 2008, EX. 99.H.2.

https://www.sec.gov/Archives/edgar/data/783402/000078340208000041/h-2.txt

	(2)

American Funds Insurance Series. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4/A Pre-Effective Amendment No. 2 to Registration No. 333-206889, filed November 25, 2015, EX-8.A.4.

https://www.sec.gov/Archives/edgar/data/814848/000081484815000040/ex8a4.htm

	(3)

Calvert Variable Series and Calvert Variable Products. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 13 to Registration No. 333-142483, filed April 18, 2011, EX.99.H(1).

https://www.sec.gov/Archives/edgar/data/814848/000081484811000006/alicmedley485b-32_ex8a.txt

Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVA Form N-4 Post-Effective Amendment No. 3 to Registration No. 333-205138, filed February 24, 2017, EX 8(a)(3).

https://www.sec.gov/Archives/edgar/data/1016274/000117516417000055/advisornoloadva485a_ex8-65.htm

	(4)

Columbia Funds Variable Series Trust II. Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 1 to Registration Statement No. 333-206889, filed April 29, 2016, Exhibit 8(a)(8).

https://www.sec.gov/Archives/edgar/data/814848/000081484816000091/directionva485b-54_ex8a8.htm

	(5)

DFA. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVA Form N-4 Post-Effective Amendment No. 10 to Registration No. 333-120972, filed April 18, 2011, EX-99.H.

https://www.sec.gov/Archives/edgar/data/1016274/000101627411000012/aanewnlva485b-30_ex8.txt

	(6)

DWS Variable Series I and II. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6/A Pre-Effective Amendment No. 1 to Registration No. 333-151912, filed November 12, 2008, EX.99.H.1.

https://www.sec.gov/Archives/edgar/data/933094/000093309408000032/ameradv-exhh1.txt

	(7)

Fidelity Variable Insurance Products Funds. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6/A Pre-Effective Amendment No. 1 to Registration No. 333-151912, filed November 12, 2008, EX.99.H.2.

https://www.sec.gov/Archives/edgar/data/933094/000093309408000032/advvul-exhh2.txt

	(8)

AIM/Invesco. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Initial Registration Statement for File No. 333-151912, filed June 25, 2008, EX-99.H1.

https://www.sec.gov/Archives/edgar/data/933094/000093309408000023/adv-h1.txt

	(9)

MFS Variable Insurance Trust. Incorporated by reference to Ameritas Variable Separate Account V Form S-6 Initial Registration Statement for File No. 333-15585, filed November 6, 1996, EX-99.A8C.

https://www.sec.gov/Archives/edgar/data/783402/0000783402-96-000040.txt

Exhibit Number		Description of Exhibit
(10)

MFS Variable Insurance Trust II. Incorporated by reference to Carillon Account Form N-4 Initial Registration Statement for No. 333-197146, filed July 1, 2014, EX-99.8(k).

https://www.sec.gov/Archives/edgar/data/749330/000074933014000017/ex8k.htm

(11)

MFS Variable Insurance Trust III. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4/A Pre-Effective Amendment No. 2 to Registration Statement No. 333-206889, filed November 25, 2015, EX-8.A.15.

https://www.sec.gov/Archives/edgar/data/814848/000081484815000040/ex8a15.htm

(12)

PIMCO. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6/A Pre-Effective Amendment No. 1 to Registration No. 333-151912, filed November 12, 2008, EX.99.H.3.

https://www.sec.gov/Archives/edgar/data/933094/000093309408000032/advvul-exhh3.txt

(13)

Putnam Variable Trust. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4/A Pre-Effective Amendment No. 2 to Registration Statement No. 333-206889, filed November 25, 2015, EX-8.A.18.

https://www.sec.gov/Archives/edgar/data/814848/000081484815000040/ex8a18.htm

(14)

Vanguard Variable Insurance Funds. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Initial Registration Statement for File No. 333-151912, filed June 25, 2008, EX-99.H.6.

https://www.sec.gov/Archives/edgar/data/933094/000093309408000023/adv-h6.txt

(i)		Administrative Contracts.
(1)

Fourth Amended and Restated General Administrative Services Agreement. Incorporated by reference to Ameritas Life Insurance Corp Separate Account LLVL Form N-6 Post-Effective Amendment No. 8 to Registration No. 333-233977, filed April 26, 2022, EX-99.I.

https://www.sec.gov/Archives/edgar/data/933094/000093309422000012/amadvisoriivul_exi1-75.htm

(j)		Other Material Contracts: Powers of Attorney. Exhibit (j), filed herein.
(k)		Legal Opinion. Exhibit (k), filed herein.
(l)		Actuarial Opinion. Not applicable.
(m)		Calculation. Not applicable.
(n)		Consents of Independent Auditors and Independent Registered Public Accounting Firm. Exhibit (n), filed herein.
(o)		No financial statements are omitted from Item 28.
(p)		Initial Capital Agreements. Not applicable.
(q)		Transfer and Redemption Procedures Pursuant to Rule 6e-3(b)(12)(iii). Exhibit (q), filed herein.
(r)		Form of Initial Summary Prospectuses. Not applicable.

Item 31.	Directors and Officers of the Depositor

Name and Principal	Position and Offices
Business Address*	with Depositor

William W. Lester	Director, Chair, President & Chief Executive Officer
John S. Dinsdale	Director
L. Javier Fernandez	Director
Ann M. Frohman	Director
Thomas W. Knapp	Director
James R. Krieger	Director
Patricia A. McGuire	Director
Tonn M. Ostergard	Director
Kim M. Robak	Director
Paul C. Schorr, IV	Director
Bryan E. Slone	Director
Oris R. Stuart, III	Director
Rohit Verma	Director
Ryan C. Beasley	Executive Vice President, Individual
Laura A. Fender	Senior Vice President, Controller
Patrick D. Fleming	Senior Vice President, Distribution & National Partners, Group
Jeffrey C. Graves	Senior Vice President, Agency & Field Distribution
Karen M. Gustin	Executive Vice President, Group
Kelly J. Halverson	Senior Vice President, Chief Actuary & Underwriting, Individual
Gerald Q. Herbert	Senior Vice President, Risk & Compliance
Robert M. Jurgensmeier	Executive Vice President, Independent Distribution & Investments
James M. Kais	Executive Vice President, Retirement Plans
Brent F. Korte	Senior Vice President, Chief Marketing Officer
Morgan B.S. Lorenzen	Second Vice President, Assistant General Counsel
Brandon M. Mann	Senior Vice President, Wealth Management & Investment Services & AIC President
Bruce E. Mieth	Senior Vice President, Group Operations
James Mikus	Senior Vice President, Chief Investment Officer
Shreejit R. Nair	Senior Vice President, Information Technology
Christine M. Neighbors	Senior Vice President, General Counsel & Corporate Secretary
April L. Rimpley	Senior Vice President, Human Resources
David A. Voelker	Senior Vice President, Individual Operations
Linda A. Whitmire	Senior Vice President, Chief Actuary, Corporate
Richard A. Wiedenbeck	Senior Vice President, Chief Technology and Transformation Officer
Kelly J. Wieseler	Senior Vice President, Chief Actuary & Underwriting, Group
Susan K. Wilkinson	Executive Vice President, Chief Financial Officer & Treasurer
Forrest R. Wilson	Senior Vice President, Retirement Plans Sales & Distribution

*       Principal business address: Ameritas Life Insurance Corp., 5900 O Street, Lincoln, Nebraska 68510.

Item 32.	Persons Controlled by or Under Common Control with the Depositor or the Registrant

Name of Corporation (state where organized)	Principal Business

Ameritas Mutual Holding Company (NE)	mutual insurance holding company

Ameritas Holding Company (NE)	stock insurance holding company

Ameritas Life Insurance Corp. (NE)	life/health insurance company
Ameritas Investment Company, LLC (NE)	securities broker dealer
Variable Contract Agency, LLC (NE)	insurance agency
Ameritas Advisory Services, LLC (NE)	investment adviser
Ameritas Life Insurance Corp. of New York (NY)	life insurance company
Select Benefits Group, LLC dba Dental Select (UT)	third party administrator

Ameritas Investment Partners, Inc. (NE)	investment adviser

Subsidiaries are indicated by indentations.

Ameritas Life Insurance Corp. filed a consolidated financial statement which includes its subsidiaries.

Ownership is 100% by the parent company.

Item 33.	Indemnification

Ameritas Life Insurance Corp.'s By-Laws provide as follows:

Section 9.01. Mandatory Indemnification. (a) Every person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a Director, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Corporation to the fullest extent permitted by law against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful; and (b) To the extent that a Director, Officer, employee or agent of a Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this section or any action, suit or proceeding by or in the right of the Corporation, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

Section 9.02. Application of Article. Any indemnification under Section 9.01 or otherwise (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former Director, Officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 9.01. Such determination shall be made, with respect to a person who is a Director or Officer at the time of such determination (1) by a majority vote of the Directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such Directors designated by majority vote of such Directors, even though less than a quorum, or (3) if there are no such Directors, or if such Directors so direct, by independent legal counsel in a written opinion, or (4) by the shareholders.

Section 9.03. Advance Payment. Expenses (including attorneys’ fees) incurred by any current or former Officer, Director, employee or agent in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such current or former Officer, Director, employee or agent to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this section.

Section 9.04. Other Rights. The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 9.05. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Officer, employee or agent of the Corporation, or who is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article.

Under the Nebraska Model Business Corporation Act, Ameritas Life Insurance Corp. is required to indemnify a director or officer who was wholly successful in defense of any proceeding to which he or she was a party because of his or her position as a director or officer of the corporation against expenses incurred in connection with the proceeding. Under the Nebraska Model Business Corporation Act, Ameritas Life Insurance Corp. is permitted, but not required, to indemnify a director or officer against liability if the director or officer conducted himself or herself in good faith, and the director or officer reasonably believed, in the case of conduct in an official capacity, that his or her conduct was in the best interests of the corporation, and, in all other cases, that his or her conduct was at least not opposed to the best interests of the corporation, and, in the case of any criminal proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful or the director or officer engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 34.	Principal Underwriter

(a)	Ameritas Investment Company, LLC ("AIC"), which serves as the principal underwriter for the variable life insurance policies issued through Ameritas Life Insurance Corp. Separate Account LLVL, also serves as the principal underwriter for variable annuity contracts issued through Ameritas Life Insurance Corp. Separate Account LLVA. AIC also serves as the principal underwriter for variable life insurance contracts issued through Ameritas Variable Separate Account V, Ameritas Variable Separate Account VL, Ameritas Life of NY Separate Account VUL, and Carillon Life Account, and for variable annuity contracts issued through Ameritas Variable Separate Account VA-2, Ameritas Variable Separate Account VA, Ameritas Life of NY Separate Account VA, and Carillon Account.

(b)	The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Company, LLC.

Name and Principal	Positions and Offices
Business Address	With Underwriter
Ryan C. Beasley*	Director, Chair
Brandon M. Mann*	Director, President
James M. Kais*	Director
Brent F. Korte*	Director
Susan K. Wilkinson*	Director
Matthew J. Kinsella*	Vice President, Chief Compliance Officer
Tyler Schubauer*	Secretary

* Principal business address: Ameritas Investment Company, LLC, 5900 O Street, Lincoln, Nebraska 68510.

(c)	Compensation From the Registrant.

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commission	Compensation on Redemption	Brokerage Commissions	Compensation
Ameritas Investment Company, LLC	$48,391	$0	$0	$7,420

(2)+(4)+(5) = Gross variable life compensation received by AIC.

(2) = Sales compensation received and paid out by AIC as underwriter; AIC retains 0.

(4) = Sales compensation received by AIC for retail sales.

(5) = Sales compensation received by AIC and retained as underwriting fee.

Item 35.	Location of Accounts and Records

The books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Life Insurance Corp., 5900 O Street, Lincoln, Nebraska 68510.

Item 36.	Management Services

There are no additional management services contracts that are not discussed in Part A or B of the registration statement.

Item 37.	Fee Representation

Ameritas Life Insurance Corp. represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Lincoln, County of Lancaster, State of Nebraska on this December 14, 2022.

AMERITAS LIFE INSURANCE CORP. SEPARATE ACCOUNT LLVL, Registrant

By: /s/ William W. Lester*
Director, Chair, President & Chief Executive Officer
Ameritas Life Insurance Corp.

AMERITAS LIFE INSURANCE CORP., Depositor

By: /s/ William W. Lester*
Director, Chair, President & Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 14, 2022.

SIGNATURE	TITLE

William W. Lester *	Director, Chair, President & Chief Executive Officer
John S. Dinsdale *	Director
L. Javier Fernandez **	Director
Ann M. Frohman *	Director
Thomas W. Knapp *	Director
James R. Krieger *	Director
Patricia A. McGuire *	Director
Tonn M. Ostergard *	Director
Kim M. Robak *	Director
Paul C. Schorr, IV *	Director
Bryan E. Slone *	Director
Oris R. Stuart, III *	Director
Rohit Verma *	Director
Ryan C. Beasley *	Executive Vice President, Individual
Susan K. Wilkinson *	Executive Vice President, Chief Financial Officer & Treasurer
Laura A. Fender *	Senior Vice President, Controller
Christine M. Neighbors *	Senior Vice President, General Counsel & Corporate Secretary

/s/ Morgan B.S. Lorenzen
Morgan B.S. Lorenzen	Second Vice President, Assistant General Counsel

*	Signed by Morgan B.S. Lorenzen under Powers of Attorney executed effective as of September 12, 2022.
**	Signed by Morgan B.S. Lorenzen under Powers of Attorney executed effective as of September 16, 2022.

Exhibit Index

Exhibit

(j)	Other Material Contracts: Powers of Attorney

(k)	Legal Opinion

(n)	Consents of Independent Auditors and Independent Registered Public Accounting Firm

(q)	Transfer and Redemption Procedures Pursuant to Rule 6e-3(b)(12)(iii)